Form 10-K, Exhibit 13
period 1994-09-30
ADVEST GROUP INC
filed 1994-12-22
CIK 319489

                                               Exhibit 13
[page 7 of Annual Report]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Business Environment

    The Advest Group, Inc. ("AGI"), together with its subsidiaries (the "Company"), provides diversified financial services including securities brokerage, trading, investment banking, commercial and consumer lending and asset management. Advest, Inc. ("Advest"), a regional broker-dealer, with offices in 17 states and the District of Columbia, provides investment services to a primarily retail client base. Advest Bank (the "Bank"), an FDIC-insured, Connecticut chartered savings bank offers lending, deposit and trust services to individuals, businesses and institutions. Other subsidiaries include Boston Security Counsellors ("BSC"), an investment management company serving private clients and the Company's proprietary mutual funds and Billings & Co., Inc. ("Billings"), a company specializing in private placement offerings primarily in real estate.

    Lyons, Zomback & Ostrowski, Inc. ("LZO"), a financial consulting subsidiary of the Company specializing in the banking and thrift industry was merged into the corporate finance division of Advest in January 1994. Renamed the Financial Institutions Group (the "FIG"), the unit serves as an advisor to small and medium-sized community banks.

    All aspects of the Company's business are highly competitive and impacted by regulatory, economic and other factors outside of its control, including the volatility and price levels of securities markets, the demand for investment banking services and interest rate changes. Consequently, operating results of any individual period should not be considered representative of future performance.

Advest, Inc.

    The record setting pace enjoyed by Wall Street for more than three years ended abruptly in February of the current year. After the DOW achieved a record high of 3978 in January 31, rising interest rates, inflation fears and mixed signals concerning the economic recovery contributed to a sustained downward trend. Trading volumes fell and remained consistently lower. After falling sharply from its peak, the DOW rebounded in the current quarter to close at 3843, up 7% from its year-earlier close. However, equity and debt underwriting levels reached a near four year low and higher interest rates contributed to substantial declines in trading profits at most institutions.

    For fiscal 1994, Advest posted pre-tax earnings of $11.4 million compared with $14.8 million in the prior year, reflecting the trend in the market arena. Net revenues, total revenue less interest expense, increased 3% to $167.8 million, as double digit gains in net interest income, asset management and other revenues and a modest increase in sales credits were partly offset by reduced revenue from principal trading and a substantial decline in investment
banking revenue.   Net expenses (total expenses excluding interest), increased
5% to $156.4 million largely due to the current year inclusion of compensation, rent and other expenses of the FIG division. In addition, communications costs increased due to the 1993 outsourcing of back office operations to ADP and technological upgrades designed to enhance the productivity of the sales force.

Advest Bank

    The Bank posted a $1.5 million pre-tax loss in fiscal 1994, a $.6 million improvement over the prior year. The current year improvement is largely attributable to decreased costs associated with other real estate owned ("OREO") and a decline in the level of provisions required for loan losses and asset devaluation.

    Economic conditions that adversely impacted business conditions and real estate values in the Northeast in recent years have improved and a general stabilization of the economy and property values is occurring. However, weaknesses still remain in certain localities within the lending area of the Bank. The current year operating loss is largely due to provisions for OREO and loan losses and costs associated with carrying OREO, including operating costs, legal and property taxes as well as carrying value adjustments. At September 30, 1994, nonperforming assets were $21.7 million, 6.1% of bank assets, compared with $27.8 million 7.2% of bank assets at the prior year end. Had interest been accrued at contractual rates on non-accrual and re-negotiated loans, interest income would have increased by approximately $.8 million, $.8 million and $1.0 million in 1994, 1993 and 1992, respectively.

Other

    BSC achieved record results for the second consecutive year, posting pre-tax earnings of $1.6 million, up 53% from 1993. Increases in assets under management, particularly the Company's proprietary mutual funds, accounted for the earnings increase. Billings pre-tax results improved $.5 million and $1.9 million in fiscal 1994 and 1993, respectively, as discussed below.

    Billings Management Company ("BIM"), a subsidiary of Billings, has served as managing general partner of a real estate limited partnership since 1990 when the original general partner filed for bankruptcy protection. The partnership property is currently fully occupied and generates sufficient cash flow to meet its operating needs. As a result, Billings' advances to the property to cover cash flow deficiencies have declined significantly during [page 8 of Annual Report] the past two years. Since cash advances are charged directly to earnings, Billings pre-tax results have been favorably impacted. In February 1993, a class action lawsuit on behalf of the limited partners was certified. A settlement is currently being negotiated. Management does not believe the pending settlement will have a material effect on its results of operations or financial condition. AGI has also guaranteed one-half of a partnership loan which is secured by promissory notes of limited partners; the amount was $1.0 million at September 30, 1994.

Results of Operations

    Net income for the year ended September 30, 1994 was $3.1 million ($.34 per share) compared with net income before extraordinary credit of $5.2 million ($.56 per share) in 1993. The 1993 fiscal year also benefitted from a $2.1 million extraordinary credit from utilizing net operating loss carryforwards resulting in net income of $7.3 million ($.79 per share). The Company posted a net loss of $4.6 million ($.48 per share) in 1992, despite a record-breaking year for Advest.

    Net revenues were $182.6 million in the current year, a $3.6 million (2%) increase over fiscal 1993. Increases were posted in most revenue categories, with significant gains in net interest, asset management and other revenues. However, a $5.4 million (17%) decline in investment banking revenue offset these gains to a large extent. Total expenses, excluding interest, increased 4% to $177.3 million with employee compensation costs, communications expenses and loss provisions at the holding company level accounting for most of the increase.

    In 1993, net revenues declined $9.4 million (5%) to $179.0 million primarily due to a $6.7 million decline in principal trading revenues (from a record high in fiscal 1992) and a $1.9 million decline in net interest income. In addition, asset management revenue declined $1.6 million due to the sale of Shore & Reich, Ltd. in the first quarter of fiscal 1993. Net expenses were $170.9 million, down $21.9 million (11%) from 1992. Fiscal 1992 expenses included $12.2 million in writedowns of corporate assets and a $1.0 million restructuring provision related to the ADP conversion.

Commissions

    Commissions rose $1.7 million (2%) to $79.5 million during fiscal 1994. Through the first half of the fiscal year, commission revenue had increased $6.9 million, an 18% pace, however, various factors, most notably ongoing interest rate increases initiated by the Fed in February 1994 negatively impacted stock volume and prices during the remainder of the year. On the year, sales of insurance products, primarily tax deferred annuities, increased $1.5 million (42%). Revenue from mutual funds, which includes sales, distribution and contingent deferred sales charges, increased $.9 million (4%) and commissions from commodity trading more than doubled to $1.6 million. Commissions on over-the-counter stocks increased $.8 million (9%) during the current year while sales of listed issues declined $2.7 million.

    Commission revenue increased $1.3 million (2%) in 1993 as a fourth quarter gain of $3.2 million (19%) offset declines through nine months. Mutual fund sales, including distribution and liquidation fees, advanced $3.0 million (16%) and insurance commissions rose $.4 million (11%). Commissions on listed and over-the-counter securities were off $1.8 million (4%) and $.2 million (2%), respectively.

Principal Transactions

    Revenue from principal transactions includes realized and unrealized gains and losses on Advest's securities inventory and related sales credits. Advest holds only nominal inventory positions of high yield securities. Since March 1994 the Bank has held trading securities which currently consist exclusively of U.S. Government debt. In addition, gains and losses on the Bank's available for sale portfolio are reflected in revenue from principal transactions.

    Revenue from principal trading activities declined $1.4 million (4%) to $32.3 million, as first quarter gains were more than offset by subsequent declines, primarily in the fourth quarter. Equity commission gains of $1.1 million (12%) during fiscal 1994 were negated by a $1.1 million (5%) decline in sales credits from debt securities, primarily government and mortgage-backed obligations. Trading profits were lower on most firm inventories, particularly municipal and corporate bonds which collectively declined $.8 million. The Bank posted a $.3 million loss in the current year on its portfolios compared with a small profit in fiscal 1993.

    In 1993, revenue from principal transactions declined $6.7 million (17%) to $33.7 million. Sales credits on debt securities were down $7.3 million (25%)
                                          47
primarily due to the first quarter closing of a metropolitan sales office. Equity sales increased $1.2 million (16%) due to investor dissatisfaction with low yields on debt securities. Trading profits declined overall, however, profits on municipal debt sales gained $.5 million (121%) reflecting investor anticipation of tax increases.

Investment Banking

    To generate investment banking revenue, Advest manages and participates in underwritings of corporate and government securities and mutual funds. Advest also provides merger and acquisition services and other consulting
[page 9 of Annual Report]
and valuation activities. The Company does not participate in bridge financing activities. Advest's corporate finance division concentrates its efforts on raising capital for mid-size companies, primarily in the financial and healthcare industries. Public finance services healthcare and educational institutions as well as state and local issuers. As previously noted, during the current year, LZO was merged into Advest's corporate finance division.

    Investment banking revenues were $25.7 million, a decline of $5.4 million (17%) from 1993. Advest, excluding the FIG, posted a $4.4 million (15%) revenue decline, reflecting the negative impact of higher interest rates in the stock and bond markets. Both the volume and size of new issues declined as well as the underwriting fees earned. Syndicate participations in new debt and equity issues were down $2.8 million (21%) and mutual fund offerings declined $.5 million (14%). Corporate finance underwriting fees increased $1.1 million (101%) primarily due to two deals that closed in the first fiscal quarter, before the underwriting slowdown commenced. In addition, a $1.3 million gain was recognized on the exercise of warrants related to a prior underwriting. These gains were more than offset by declines in merger and acquisition fees, down $2.0 million (74%) and consulting and valuation service fees, down $.6 million (34%). The FIG division accounted for the balance of the 1994 decline.

    Investment banking revenues were $31.1 million in 1993, just over 1% higher than the prior year. Advest's revenues grew $1.3 million (5%) to $28.3 million with close to a third of the total coming in a strong fourth quarter.
Corporate finance rebounded strongly in 1993 as merger and acquisition fee income advanced $2.0 million (302%), consulting and valuation fees rose $.8 million (89%) and underwriting fees gained $.3 million (42%). These gains were offset by declines in sales credits of $1.7 million (9%); although the number of underwriting participations was up significantly in 1993, allocations among firms were lower due to increased investor demand. This also impacted trading profits which gained less than 2% from 1992. LZO's revenues declined 25% to $2.8 million in 1993.

Asset Management and Administration

    BSC provides advisory services to a diverse clientele and serves as investment advisor for the Company's proprietary mutual funds. Advest's investment management department provides various services for its managed account base including client profiling, asset allocation, manager selection and performance measurement. The Company acts as transfer agent and provides dividend disbursing and reinvestment for its proprietary mutual funds as well as dividend reinvestment for more than 1000 equities, mutual and closed-end funds. Other services include retirement plan servicing, securities custody and safekeeping. Prior to its sale in the first quarter of fiscal 1993, Shore & Reich, Ltd. ("S&R") provided administrative and consulting services to a variety of retirement plans.
                                          48

    Asset management and administration revenues reached record levels during fiscal 1994. Revenues were $16.4 million, a $2.3 million (16%) increase over 1993. Excluding S&R revenues from fiscal 1993, revenue from continuing operations increased $2.8 million (21%). BSC posted revenues of $4.3 million, up 24% from fiscal 1993. Assets under management increased 10% to $731 million, led by the Advantage funds which gained 12% to $580 million. In July 1994, the Advantage Strategic Income Fund, which invests in three diverse fixed income sectors, was introduced, bringing to 10 the number of proprietary funds offered by the Company. Advest's 1994 revenues were $12.0 million, a 19% increase, and managed account assets surpassed the $1 billion mark.

    In 1993, asset management and administration revenue, excluding S&R, increased $2.1 million (18%) to $13.6 million. BSC posted $3.4 million in fee revenues, a 39% increase from 1992. BSC's assets under management increased 48% to $666 million with the Advantage funds gaining 55%. In July 1993, Advest introduced the Advantage Municipal Bond Fund, a series fund consisting of three portfolios; National, New York and Pennsylvania; at year end the fund had $38 million in assets. Advest's fee-based revenues increased $1.5 million (17%) to $10.1 million as its managed account base increased more than 51% to $821 million. The sale of S&R in November 1992 resulted in a $3.6 million decline in asset management revenues in 1993.

Other Income

    Other income increased $2.3 million (81%) to $5.2 million in the current year as a result of higher fee income, particularly compensation paid to Advest to help defray various costs associated with marketing non-proprietary products. In 1993, other income declined $1.0 million (26%) primarily as a result of lower fee income at Advest as well as high investment gains in fiscal 1992.

Net Interest Income

    Net interest income is the excess of interest income and loan fee income over interest expense and is derived primarily from the Bank and Advest. The Bank derives most of its interest income from residential and commercial loans and from investments primarily in mortgage-backed securities. The Bank's loans and investments are primarily funded by interest-bearing deposits, advances from the Federal Home Loan Bank of Boston
[page 10 of Annual Report]
and by the Bank's equity capital. Advest derives interest income from financing brokerage customers margin transactions, entering into reverse repurchase agreements and stock borrowing transactions as well as from its securities inventory. Advest pays interest primarily on brokerage customer credits held for re-investment, on its stock lending activities and short-term borrowings.

    Net interest income was $23.5 million in 1994, a 21% increase over 1993 and the highest level achieved since fiscal 1990. Advest's net interest increased $3.1 million (27%) primarily due to higher average margin account balances throughout the year. In addition, higher interest rates resulted in greater spreads on all interest-earning assets.

    The Bank's net interest income increased $.8 million (8%) to $10.6 million in 1994 primarily due to growth of the loan portfolio and increased interest spreads as interest rates on earning assets increased more than the cost of funds. A significant portion of the Bank's maturing certificates of deposit were replaced at the then current lower rates. The ratio of earning assets to total assets improved to 93.1% at September 30, 1994 compared with 92.9% at the previous fiscal year end. Given the shrinkage in total bank assets between fiscal 1993 and 1994, the improvement in the ratio is more notable than the percentages would indicate. The Bank utilizes interest rate swap and cap agreements to facilitate the matching of asset and liability maturities. To further lessen its sensitivity to future changes in the level of market interest rates, the Bank entered into additional interest rate swap and cap contracts in notional amounts totalling $10 million. Refer to Note 16 of Notes to Consolidated Financial Statements for further discussion.

    In 1993, net interest income declined $1.9 million (9%). Advest's net interest fell $1.3 million (10%) primarily due to a significant decline in average margin debits during the year as well as lower interest rates and related spreads. The Bank's net interest declined $.4 million (4%) from 1992 primarily due to lower margins on reinvested funds during fiscal 1993. Asset yields declined with the general decline in the level of interest rates. Short-term assets repriced at lower rates and a significant portion of the Bank's high interest rate, longer term assets prepaid and were reinvested or refinanced at the lower rates then available. The decline in asset yield was partially offset by declines in the cost of funds as well as a 3.5% improvement in the level of earning assets to 92.9%.

Expenses

    Compensation and benefits expenses were $114.8 million, an increase of 3% over 1993. The increase was primarily due to general salary increases, the first full year of the Company's matching contribution to employee 401(k) accounts and higher salesmen's compensation. In addition, compensation at the Bank increased 9% primarily as a result of efforts to expand its mortgage lending and trust businesses. Communication costs increased $2.0 million (12%) to $18.7 million. Most of the increase is attributable to the ADP conversion being effective for all of fiscal 1994 (versus 9 months in 1993) as well as certain non-recurring credits available in the prior year. In 1994, professional fees increased $1.0 million (19%) to $6.2 million. Advest's professional fees increased $.4 million (11%) due equally to higher legal fees and personnel agency costs. The Bank's professional fees were up $.4 million (31%) in great part due to legal fees associated with the introduction of a new home equity product. The provision for credit losses and asset devaluation was $5.4 million, a 26% increase reflecting additional reserves booked by AGI related to the potential settlement of limited partnership activity discussed previously in the "Business Environment" section under the caption "Other". Other expenses declined $1.6 million (16%) to $8.5 million due primarily to lower OREO and related expenses of the Bank and a decline in settlement costs at Advest.

    In 1993, compensation and benefits increased $1.1 million (1%) primarily due to enhancements to the Company's retirement program and general firm payroll increases. The sale of S&R reduced 1993 compensation costs by more than $2 million. Occupancy and equipment costs declined $2.2 million (12%) primarily due to lower rent expense resulting from the sale of S&R, the closing of a metropolitan sales office and reduced computer equipment costs primarily related to the ADP conversion. Communications costs increased $1.9 million (13%) primarily due to the ADP conversion and the outsourcing of brokerage customer statements.

Income Taxes

    The effective income tax rates were 43.0%, 9.9% and 3.9% for 1994, 1993 and 1992, respectively. The 1994 rate was higher than the statutory rate due to the impact of minimum state taxes imposed, most notably in Connecticut, where no benefit could be realized from current year net operating losses. The 1993 rate benefitted from significant federal net operating loss carryforwards which were partially offset by state tax minimums. State taxes exclusively comprise the effective rate in 1992.

    During the current year, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting For Income Taxes" ("SFAS 109"). At September 30, 1994, deferred tax assets, net of a [page 11 of Annual Report]
$1.4 million valuation allowance, were $9.9 million. The Company expects to realize all deferred tax assets through future earnings, except for certain state net operating loss carryforwards for which it has established the above valuation allowance. For further information on the Company's income taxes refer to Notes 1 and 15 to the Consolidated Financial Statements.

Advest Bank Asset Quality

       The Bank is primarily a secured lender, with real estate being the most predominant form of collateral. Historically, the Bank has been a lender in New England and other Atlantic coast states. The Bank has a strong presence in states where Advest has a significant market share and accordingly has a high concentration of loans in Connecticut, New York, Massachusetts, Pennsylvania, Florida and Ohio. Lending activity during 1993 and 1994 largely concentrated on enlarging the Bank's single family residential mortgage portfolio and shrinking its commercial real estate portfolio, thereby shifting the Bank's loan portfolio risk characteristics. The residential and commercial portfolios increased $46.9 million and decreased $13.1 million, respectively, in 1994 and increased $17.1 million and decreased $16.6 million, respectively, in 1993. At September 30, 1994, the Bank's loan portfolio was comprised of $158.8 million of single family residential mortgages and $116.9 million of commercial and other loans, representing 57.6% and 42.4% of total loans, respectively. The allowance for loan losses was $4.6 million and $5.4 million as of September 30, 1994 and 1993, respectively.

    Nonperforming assets declined 22% during fiscal 1994, from $27.8 million to $21.7 million at September 30, 1993 and 1994, respectively. OREO declined to $13.4 million in 1994 from $22.7 million in 1993. The Bank's level of delinquent loans was 3.84% at September 30, 1994 compared with 5.32% at the close of fiscal 1993, however, nonperforming loans increased $3.2 million, to $8.3 million. Loan and OREO chargeoffs were $4.7 million and $4.1 million during 1994 and 1993, respectively. Notwithstanding the continued improvement in asset quality reported during the past two years, deterioration of economic conditions and real estate markets and/or continued interest rate increases could again lead to increased levels of nonperforming assets and the related provisions for credit losses and asset devaluation.

    The Bank has identified approximately $16.0 million of performing commercial real estate loans that are rated as "watch" due to certain perceived weaknesses in debt service capacity, collateral values or documentation. Watch assets are closely monitored for any deterioration which could result in future losses and have declined from $32.4 million at September 30, 1993.

Liquidity and Capital Resources

    The Company's total assets were $884.9 million at September 30, 1994, reflecting a 4% decline from 1993 and an 11% increase from 1992. The Bank's assets declined $52.2 million (13%) during the past two years to $354.6 million, as a $34.2 million (14%) increase in loans and mortgages was more than offset by declines in cash and cash equivalents and investments. Customer deposits decreased $75.0 million (20%) during the past two years necessitating $23.5 million (nearly 200% increase) in additional borrowings to finance the increased lending. Advest's assets increased $113.6 million (29%) to $508.7 million during the same period, primarily due to a $42.4 million (15%) increase in margin debits and a $46.5 million (242%) increase in securities loaned.

    Cash and liquid assets which include cash and cash equivalents, receivables from brokerage customers, interest-earning deposits, securities purchased under agreements to resell, securities borrowed, receivables from brokers and dealers, securities available for sale and securities inventory comprised 55% of total assets at September 30, 1994 compared with 59% for the prior year. Total capitalization, defined as shareholders' equity, long-term and subordinated borrowings increased 14% to $125.4 million, with virtually all of the increase from additional long-term borrowings to finance bank lending. Shareholders' equity was essentially unchanged at $74 million as the Company's $3.1 million of net income was offset by repurchases of the Company's common stock.

    Sources used by the Company to finance assets include customer deposits which decreased $54.8 million (16%) during 1994, credit balances in brokerage accounts which increased $17.6 million (5%), short-term borrowings which increased $31 million (1877%), long-term borrowings which increased $15.4 million (102%) and retained earnings. Advest has arrangements with certain financial institutions where it can borrow amounts on a collateralized basis, principally to support securities settlements and underwriting activities. Advest has substantial levels of customer and firm securities which can be used for such purposes. Management believes that operating cash flow together with available credit lines will provide sufficient resources to meet all present and reasonably foreseeable capital needs. AGI's principal source of funding is the earnings distributions from its subsidiaries which, except as discussed below, is unrestricted.
[page 12 of Annual Report]
    The Securities and Exchange Commission requires Advest to maintain liquid net capital to meet its obligations to customers. At September 30, 1994, Advest had excess net capital of approximately $24.0 million, virtually unchanged from the previous year end. See also Note 14 of Notes to Consolidated Financial Statements.

    The FDIC has adopted leverage capital regulations that generally require banks to maintain a minimum leverage capital ratio of between 4% and 5%. Under a Memorandum of Understanding (the "MOU") entered into with bank regulators, the Bank has maintained a leverage capital ratio of at least 6%. The Bank is also subject to the FDIC's risk-based capital regulations, which require the Bank to maintain a total risk-based capital ratio of 8%, including at least 4% Tier 1 capital.

    At September 30, 1994, the Bank's leverage capital ratio was 6.32% (capital of $22.4 million) and its total risk-based and Tier 1 risk-based capital ratios were 10.44% (with capital of $25.5 million) and 9.18% (with capital of $22.4 million), respectively. Without giving effect to any operating results from subsequent periods, management believes that the Bank has sufficient capital to comply with the regulatory requirements. Under state bank regulatory restrictions, the Bank is currently prohibited from declaring dividends.

    Pursuant to the FDIC Improvement Act ("FDICIA"), the Bank is subject to rules limiting brokered deposits and interest rates. Under FDICIA, the Bank meets the conditions to be deemed an "adequately capitalized" bank which means it may accept brokered deposits with a waiver from the FDIC. Under the terms of a brokered deposit prohibition waiver received by the Bank in September 1994, the Bank may accept brokered deposits without limitation other than observing restrictions on the rate of interest paid on such deposits and limiting the total outstanding balances of brokered deposits of the Bank to $85.0 million, until September 30, 1995. At September 30, 1994, the Bank had $64.5 million of brokered deposits. Prior to September 30, 1995, the Bank must, under the provisions of the new rules, apply for a new waiver if it wishes to continue to accept brokered deposits after that date.

Cash Flows

    Cash and cash equivalents decreased $12.0 million and $11.9 million in 1994 and 1993, respectively, and increased $.5 million in 1992. The current year decline was primarily due to a net $40.1 million increase in loan originations (new loans less principal collections), a $52.4 million increase in margin debits, a $54.8 million decline in bank deposits and a $17.6 million decline in payables to brokerage customers. These uses of cash were partly offset by increased short and long-term borrowings and proceeds from sales and maturities of investments not reinvested. The 1993 decline was primarily due to a $20.2 million decline in bank deposits partly offset by a $9.4 million decrease in margin debits.

    In 1994, the Company used $16.0 million of operating cash primarily due to the increased margin debits and decreased brokerage customer payables noted above which were partly offset by a $56.9 million decrease in segregated cash and securities required under SEC Rule 15c(3)3. Financing activities used net cash of $11.9 million as the previously noted significant decline in bank deposits was partly offset by a net $25.9 million increase in short-term borrowings and a $20.5 million increase in long-term borrowings. Investing activities generated $16.0 million in net cash due to net proceeds from the sale and maturity of investments exceeding net new loans originated.

    The Company generated $26.2 million in operating cash during the year ended September 30, 1993, including $18.2 million from net income and addbacks for noncash operating expenses. Net cash used for financing activities declined $25.5 million primarily due to a $20.2 million decline in bank deposits and net $3.2 million in repayments of borrowings. A net $12.6 million was used for investing activities primarily due to net increases in investment securities.

    The Company reported a net loss of $4.6 million for the 1992 fiscal year, however, cash generated from operating activities was $31.1 million after adding back noncash charges, including $26.4 million of loss provisions and asset writedowns and $7.9 million of depreciation and amortization. Cash used for financing activities was $88.4 million primarily as a result of $77.7 million in withdrawals of bank deposits, primarily maturing certificates of deposit not reinvested. Cash provided by investing activities was $56.8 million and included $47.1 million of net proceeds from sales of investments and securities available for sale which were not reinvested.

       [page 13 of Annual Report]

                                         Five Year Financial Summary
                                                For the years ended September 30,

    In thousands, except                         ----------------------------------------------------------------------------
    per share amounts                               1994             1993             1992             1991             1990
                                                 ----------------------------------------------------------------------------
    Revenues
         Commissions:
                Listed                        $   36,284       $   39,199       $   40,208       $   37,306       $   36,427
                Mutual funds                      22,337           21,448           18,472           12,439           12,332
                Over-the-counter                  10,374            9,527            9,699            6,961            6,149
                Insurance                          5,164            3,634            3,260            2,629            3,294
                Options                            2,570            2,407            3,237            3,904            4,571
                Other                              2,761            1,620            1,626            2,683            5,038
                                                ---------        ---------        ---------        ---------        ---------
                                                  79,490           77,835           76,502           65,922           67,811
                                                ---------        ---------        ---------        ---------        ----------
        Interest:
                Loans                             19,016           19,615           23,094           29,704           36,761
                Margin accounts                   17,868           14,158           17,990           18,227           20,638
                Investments                        6,793            6,227            8,738           18,330           19,358
                Securities inventory               1,016            1,015              970            1,053            1,461
                Other                              1,391            1,428            1,985            2,689            2,593
                                                ---------        ---------        ---------        ---------        ---------
                                                  46,084           42,443           52,777           70,003           80,811
         Principal transactions                   32,297           33,662           40,364           38,102           27,054
         Investment banking                       25,743           31,102           30,675           22,787           17,329
         Asset management and administration      16,399           14,111           15,669           12,818           12,965
         Other                                     5,216            2,878            3,894            2,614            5,366
                                                ---------        ---------        ---------        ---------        ---------
    Total revenues                               205,229          202,031          219,881          212,246          211,336
                                                ---------        ---------        ---------        ---------        ---------
    Expenses
         Compensation and benefits               114,800          111,615          110,474           98,534           97,072
                                                ---------        ---------        ---------        ---------        ---------
         Interest:
                Deposits                           9,613           11,290           18,018           30,538           37,628
                Brokerage customers                6,342            5,383            6,690            9,511           11,337
                Borrowings                         5,064            5,120            5,110            4,942            5,458
                Other                              1,565            1,229            1,618            2,170            2,485
                                                ---------        ---------        ---------        ---------        ---------
                                                  22,584           23,022           31,436           47,161           56,908
         Occupancy and equipment                  15,508           15,516           17,663           19,035           18,944
         Communications                           18,662           16,627           14,771           14,202           15,898
         Professional                              6,231            5,248            5,160            6,350            4,760
         Provision for credit losses and asset d   5,411            4,292           26,444           16,857           16,302
         Business development                      4,532            4,033            3,908            2,866            3,737
         Brokerage, clearing and exchange          3,693            3,579            3,654            4,082            5,014
         Provision for restructuring                   -                -            1,020                -                -






         Other                                     8,453           10,028            9,773           11,783           11,076
                                                ---------        ---------        ---------        ---------        ---------
    Total expenses                               199,874          193,960          224,303          220,870          229,711
                                                ---------        ---------        ---------        ---------        ---------
    Income (loss) before taxes and
       extraordinary credit                        5,355            8,071           (4,422)          (8,624)         (18,375)
    Provision (benefit) for income taxes           2,302            2,903              175           (1,740)          (9,375)
                                                ---------        ---------        ---------        ---------        ---------
    Income (loss) before extraordinary credit      3,053            5,168           (4,597)          (6,884)          (9,000)
    Extraordinary credit - utilization
       of operating loss carryforwards                 -            2,103                -                -                -
                                                ---------        ---------        ---------        ---------        ---------
    Net income (loss)                         $    3,053       $    7,271       $   (4,597)      $   (6,884)      $   (9,000)
                                                =========        =========        =========        =========        =========
    -------------------------------------------------------------------------------------------------------------------------
    Per share data
    Primary net income (loss)                 $     0.34       $     0.79       $    (0.48)      $    (0.70)      $    (0.87)
    Fully diluted net income (loss)           $     0.34       $     0.75       $    (0.48)      $    (0.70)      $    (0.87)
    Cash dividend                             $        -       $        -       $        -       $     0.04       $     0.16
    Book value                                $     8.62       $     8.16       $     7.22       $     7.52       $     7.99

    Other data
    Total assets                              $  884,855       $  885,182       $  796,102       $  904,899       $  917,369
    Shareholders' equity                      $   73,980       $   73,989       $   67,656       $   73,178       $   80,000
    Long-term borrowings                      $   30,388       $   15,038       $   11,688       $   17,300       $   12,405
    Subordinated borrowings                   $   20,997       $   21,375       $   21,671       $   21,835       $   21,835
    Return on average equity                         4.1%            10.2%               *                *                *
    Average common and common equivalent
        shares outstanding                         8,997            9,248            9,598            9,832           10,296
    -------------------------------------------------------------------------------------------------------------------------

     * As a result of net losses in 1992, 1991 and 1990, this item is not meaningful.

                                                                 54

[page 14 of Annual Report]




                 REPORT OF INDEPENDENT ACCOUNTANTS



To the Shareholders and Board of Directors of The Advest Group, Inc.:


We have audited the accompanying consolidated balance sheets of The Advest Group, Inc. and Subsidiaries as of September 30, 1994 and 1993, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended September 30, 1994.
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Advest Group, Inc. and Subsidiaries as of September 30, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1994, in conformity with generally accepted accounting principles.

As discussed in Notes 1 and 15 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", as of October 1, 1993.


Coopers & Lybrand L.L.P.


Hartford, Connecticut
October 27, 1994

[page 15 of Annual Report]

                          THE ADVEST GROUP, INC.
                   CONSOLIDATED STATEMENTS OF OPERATIONS
                                                           Fiscal Year Ended September 30,
(In thousands, except per share amounts)                    1994         1993        1992
Revenues
   Commissions                                          $ 79,490    $  77,835    $ 76,502
   Interest                                               46,084       42,443      52,777
   Principal transactions                                 32,297       33,662      40,364
   Investment banking                                     25,743       31,102      30,675
   Asset management and administration                    16,399       14,111      15,669
   Other                                                   5,216        2,878       3,894
                                                        ---------    --------    ---------
      Total revenues                                     205,229      202,031     219,881
                                                        ---------    --------    ---------
Expenses
   Compensation and benefits                             114,800      111,615     110,474
   Interest                                               22,584       23,022      31,436
   Communications                                         18,662       16,627      14,771
   Occupancy and equipment                                15,508       15,516      17,663
   Professional                                            6,231        5,248       5,160
   Provision for credit losses and
      asset devaluation                                    5,411        4,292      26,444
   Business development                                    4,532        4,033       3,908
   Brokerage, clearing and exchange                        3,693        3,579       3,654
   Provision for restructuring                                 -            -       1,020
   Other                                                   8,453       10,028       9,773
                                                        --------      -------    ---------
      Total expenses                                     199,874      193,960     224,303
                                                        --------      -------    ---------
Income (loss) before taxes and
      extraordinary credit                                 5,355        8,071      (4,422)

Provision for income taxes                                 2,302        2,903         175
                                                        --------      --------    --------
Income (loss) before extraordinary credit                  3,053        5,168      (4,597)

Extraordinary credit  - utilization
       of operating loss carryforwards                         -        2,103           -
                                                        ---------    --------    ---------
NET INCOME (LOSS)                                       $  3,053     $  7,271    $ (4,597)
                                                        =========    ========    =========
Net income (loss) per common and common equivalent shares:
   Primary:
      Income (loss) before extraordinary credit         $    .34     $    .56    $   (.48)
      Extraordinary credit                              $      -     $    .23    $      -
      Net income (loss)                                 $    .34     $    .79    $   (.48)
   Assuming full dilution:
      Income (loss) before extraordinary credit         $    .34     $    .56    $   (.48)
      Extraordinary credit                              $      -     $    .19    $      -
      Net income (loss)                                 $    .34     $    .75    $   (.48)

The accompanying notes are an integral part of these consolidated financial statements.

       [page 16 of Annual Report]

                                  THE ADVEST GROUP, INC.
                                CONSOLIDATED BALANCE SHEETS
                                                       September 30,     September 30,
(In thousands, except share and per share amounts)          1994             1993
Assets
   Cash and short-term investments
     Cash and cash equivalents                            $   7,278         $  19,232
     Cash and securities segregated under
        federal and other regulations                        49,305           106,173
     Interest-earning deposits and investments                3,000            35,000
                                                          ---------         ----------
                                                             59,583           160,405
                                                          ---------         ----------
   Receivables
     Brokerage customers, net                               321,776           269,639
     Loans and mortgages, net                               279,730           244,932
     Securities borrowed                                     65,751            29,128
     Brokers and dealers                                      3,539             3,133
     Other                                                   11,560            15,034
                                                          ---------         ----------
                                                            682,356           561,866
                                                          ---------         ----------
   Securities
     Investment securities (market values
       of $53,102 and $48,065)                               53,850            48,104
     Securities inventory, at market value                   34,810            25,716
     Securities available for sale (market values
       of $ 4,902 and $38,763)                                4,902            38,662
                                                          ---------         ----------
                                                             93,562           112,482
                                                          ---------         ----------
   Other assets
     Other real estate owned, net                            13,414            22,683
     Equipment and leasehold improvements, net               11,537             6,980
     Other                                                   24,403            20,766
                                                          ---------         ----------
                                                             49,354            50,429
                                                          ---------         ----------
Total Assets                                              $ 884,855         $ 885,182
                                                          ==========        ==========
Liabilities & Shareholders' Equity
Liabilities
   Brokerage customers                                    $ 310,537         $ 328,150
   Deposits                                                 291,885           346,712
   Securities loaned                                         79,459            39,001
   Short-term borrowings                                     32,652             1,652
   Compensation and benefits                                 14,053            16,118
   Checks payable                                             6,800            15,007
   Brokers and dealers                                        6,023             9,596
   Securities sold, not yet purchased, at market value        2,187             2,630
   Other                                                     15,894            15,914
                                                          ---------         ----------
                                                            759,490           774,780
   Long-term borrowings                                      30,388            15,038
   Subordinated borrowings                                   20,997            21,375
                                                          ---------         ----------
                                                            810,875           811,193
                                                          ---------         ----------

Commitments and Contingent Liabilities (see Note 1, 14 and 16)

Shareholders' Equity
   Common stock, par value $.01,
     authorized 25,000,000 shares, issued
     10,570,222 shares and 10,563,422 shares                    106               105
   Paid-in capital                                           67,405            67,378
   Retained earnings                                         16,605            13,552
   Less:  Treasury stock, at cost,
             1,987,357 shares and 1,498,805 shares          (10,136)           (7,046)
                                                          ---------         ----------
                                                             73,980            73,989
                                                          ---------         ----------
Total Liabilities and Shareholders' Equity                $ 884,855         $ 885,182
                                                          ==========        ==========

The accompanying notes are an intergral part of these consolidated financial statements.

                                            57

    [page 17 of Annual Report]

                                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                      Twelve Months Ended September 30,
    In thousands                                                      1994          1993          1992
    OPERATING ACTIVITIES
    Net income (loss)                                             $   3,053     $    7,271    $   (4,597)
       Adjustments to reconcile net income to net cash provided by operating activites:
            Amortization                                              4,848          4,719         5,760
            Depreciation                                              2,219          1,894         2,096
            Provision for credit losses and asset devaluation         5,411          4,292        26,444
            Other                                                     2,156             50          (344)
       Deferred ESOP contribution                                        -           1,000         1,000
       (Increase) decrease in operating assets:
            Receivables from brokerage customers                    (52,432)         9,389       (44,132)
            Securities borrowed                                     (36,623)        (9,878)       30,164
            Receivables from brokers and dealers                       (406)         9,385         2,245
            Securities inventory                                     (9,094)          (963)       (7,436)
            Cash and securities segregated under federal and other r 56,868       (104,911)       34,058
            Other                                                     3,000           (803)        3,933
       Increase (decrease) in operating liabilities:
            Brokerage customers                                     (17,613)        86,726         7,951
            Securities loaned                                        40,458         14,535       (27,715)
            Brokers and dealers                                      (3,573)           417        (4,900)
            Checks payable                                           (8,207)         3,337         9,034
            Other                                                    (6,089)          (236)       (2,468)
                                                                    --------      ---------     ---------
    Net cash (used for) provided by operating activities            (16,024)        26,224        31,093
                                                                    --------      ---------     ---------
    FINANCING ACTIVITIES
         Net decrease in deposits                                   (54,827)       (20,178)      (77,661)
         Proceeds from short-term borrowings                         10,000              -             -
         Repayment of short-term borrowings                          (6,650)        (6,650)       (7,662)
         Short-term brokerage borrowings, net                        22,500         (1,500)       (2,097)
         Proceeds from long-term borrowings                          20,500          5,000         6,500
         Repayment of long-term borrowings                                -              -        (5,300)
         Other                                                       (3,428)        (2,219)       (2,194)
                                                                    --------      ---------     ---------
    Net cash used for financing activities                          (11,905)       (25,547)      (88,414)
                                                                    --------      ---------     ---------
    INVESTING ACTIVITIES
         Proceeds from sales of investments                          23,028         20,653        43,354
         Proceeds from maturities of investments                    131,734        242,256       270,771
         Purchase of investment securities and short-term investment(95,847)      (274,243)     (267,014)
         Principal collections on loans                              53,704         48,264        62,084
         Proceeds from other real estate owned, net                  11,379         11,278         7,822
         Loans originated                                           (93,774)       (52,822)      (55,660)
         Other                                                      (14,249)        (7,949)       (4,515)
                                                                    --------      ---------     ---------
    Net cash provided by (used for) investing activities             15,975        (12,563)       56,842
                                                                    --------      ---------     ---------
    (Decrease) increase in cash and cash equivalents                (11,954)       (11,886)         (479)
    Cash and cash equivalents at beginning of period                 19,232         31,118        31,597
                                                                    --------      ---------     ---------
    Cash and cash equivalents at period end                       $   7,278     $   19,232    $   31,118
                                                                    ========      =========     =========
    Interest paid                                                 $  22,853     $   23,183    $   32,385
    Income taxes paid                                             $   1,058     $    2,406    $    4,188
    Non-cash transfers from:
         Loans to OREO                                            $   3,028     $    2,210    $   19,511
         Securities held for sale to investment securities        $  27,910     $        -    $        -

The accompanying notes are an integral part of these consolidated financial statements.






                                                          58




                                      Consolidated Statements of Changes in Shareholders' Equity



                                        $.01 Par Value                      Deferred                             Total
    In thousands, except share           Common Stock    Paid-In Retained     ESOP        Treasury Stock     Shareholders'
    and per share amounts               Shares   Amount  Capital Earnings Contributions   Shares     Amount     Equity
    Balance as of September 30, 1991  10,540,657   $105  $67,142  $10,878      ($2,000)   (813,101)  ($2,947)     $73,178
       Net loss                                                    (4,597)                                         (4,597)
       Exercise of stock options           3,665              15                                                       15
       Deferred ESOP contributions, net                                          1,000                              1,000
       Purchase of treasury stock                                                         (359,600)   (2,095)      (2,095)
       Other                                                 155                                                      155
                                      ------------------------------------------------------------------------------------
    Balance as of September 30, 1992  10,544,322    105   67,312    6,281       (1,000) (1,172,701)   (5,042)      67,656
       Net income                                                   7,271                                           7,271
       Exercise of stock options          19,100              66                             4,267        18           84
       Deferred ESOP contributions, net                                          1,000                              1,000
       Purchase of treasury stock                                                         (330,371)   (2,022)      (2,022)
                                      ------------------------------------------------------------------------------------
    Balance as of September 30, 1993  10,563,422    105   67,378   13,552            -  (1,498,805)   (7,046)      73,989
       Net income                                                   3,053                                           3,053
       Exercise of stock options           6,800      1       27                                                       28
       Purchase of treasury stock                                                         (488,552)   (3,090)      (3,090)
                                      ------------------------------------------------------------------------------------
    Balance as of September 30, 1994  10,570,222   $106  $67,405  $16,605          $ -  (1,987,357) ($10,136)     $73,980
                                      ====================================================================================





    The accompanying notes are an integral part of these consolidated financial statements.

                                                                 59

[page 19 of Annual Report]
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. Summary of Significant Accounting Policies

   Principles of consolidation

   The consolidated financial statements include the accounts of The Advest Group, Inc. ("AGI") and all subsidiaries collectively (the "Company"), including Advest, Inc. ("Advest"), a broker-dealer; Advest Bank (the "Bank"), a state-chartered savings bank; Boston Security Counsellors, Inc., an investment management company; and Billings & Company, Inc. ("Billings"), a real estate services company. Lyons, Zomback & Ostrowski, Inc., a financial consulting subsidiary, was merged into the corporate finance division of Advest in January 1994. All material intercompany accounts and transactions are eliminated. Certain 1993 and 1992 amounts have been reclassified in the accompanying consolidated financial statements to provide comparability with the current year presentation.

   Cash equivalents are defined as short-term, highly liquid investments with an original maturity of three months or less including amounts due from banks, federal funds sold and overnight time deposits. Federal funds sold were $1,980,000 and $11,500,000 at September 30, 1994 and 1993,
   respectively.

   Cash and securities segregated under federal and other regulations

   Pursuant to Rule 15c3-3 of the Securities and Exchange Commission ("SEC"), Advest is required to segregate funds and qualified securities for the exclusive benefit of customers.

   Investments held in special reserve accounts for the exclusive benefit of customers are primarily securities purchased under agreements to resell which are financing transactions collateralized by U.S. Government and Agency obligations. It is the policy of Advest to obtain collateral with a market value in excess of the principal amount loaned plus accrued interest. The collateral, which is held by a third party custodian bank, is valued daily and additional collateral is obtained when appropriate. Securities purchased under agreements to resell are carried at the amounts at which the securities will be subsequently resold. As of September 30, 1994 and 1993, securities purchased under agreements to resell were $49,050,000 and $105,925,000, respectively.

   In addition, certain interest-bearing cash deposits are held in special reserve accounts for the exclusive benefit of customers.

   Loans

   Loans of the Bank are carried at their unpaid principal balances, and related interest is recognized as income when earned but only to the extent considered collectible. Other loans of the Company consist primarily of notes receivable. Generally loans are placed in a nonaccrual status when interest or principal is unpaid for ninety days or earlier if circumstances indicate collection is doubtful. The Company resumes the accrual of interest on a delinquent loan if, in the opinion of management, the borrower has demonstrated adequate financial resources and intent to meet the terms and conditions of the loan, and all payments are current. If a loan has been restructured during a period in which it was delinquent, or had sufficiently met the definition of a restructured troubled loan in any other regard, a loan would not be restored to accruing status until 1) adequate collateral coverage had been provided and 2) an appropriate period (minimum six months) has elapsed during which the restructured loan has performed according to the terms and conditions of the restructuring.

   Loan origination fees and direct costs related to origination are deferred and amortized into interest income over the contractual life of the loan, using the level yield method. When a loan is prepaid or sold, any remaining unamortized fees and costs are credited or charged to income at that time.

   In May 1993, the Financial Accounting Standards Board ("FASB") issued a Statement of Financial Accounting Standards No. 114 "Accounting by Creditors for Impairment of a Loan" ("SFAS 114"). SFAS 114 addresses those circumstances where a creditor should measure impairment of a loan based on the discounted present value of expected future cash flows. SFAS 114 is required to be adopted for fiscal years beginning after December 15, 1994, although earlier implementation is encouraged. The Company will adopt SFAS 114 in its 1996 fiscal year as required and has not assessed the impact its implementation will have on the Company's financial condition or results of operations.

   Allowance for loan losses

   In management's opinion, the allowance, established through charges against income, is adequate to absorb potential losses on loans, commitments and other extensions of credit. Management's determination of the adequacy of the allowance is based upon continuing evaluation of the risk characteristics of the loan portfolio, current economic and real estate market conditions, reviews of specific loans, estimates of current value of underlying collateral, changes in loan portfolio composition, the results of the most recent regulatory examination and other relevant factors.
   Loans are charged against the allowance when management believes that collection is unlikely. Any subsequent recoveries are credited to the allowance when received.
[page 20 of Annual Report]
   The Company's reserves are general reserves and are available to absorb losses to the total loan portfolio as well as off-balance sheet commitments, such as commitments to extend credit, guarantee and standby letters of credit. At September 30, 1994 and 1993, the allowances for loan losses were $4,780,000 and $5,782,000, respectively.

   Receivables from and payables to brokerage customers

   Receivables from and payables to brokerage customers arise from cash and margin transactions executed by Advest on their behalf. Advest's clients are predominantly retail investors located throughout the United States but primarily in the Northeast.

   In virtually all instances, receivables are collateralized by securities with market values in excess of the amounts due. It is the policy of Advest to monitor the market value of the collateral and request additional collateral when required. The collateral is not reflected in the accompanying financial statements.

   A reserve for doubtful accounts is maintained at a level that in management's judgement is adequate to absorb potential credit losses. The reserve is based upon reviews of individual credit risks, as well as prevailing and anticipated economic conditions and is increased by provisions charged to income as well as recoveries and is reduced by chargeoffs. At September 30, 1994 and 1993, the reserve for doubtful accounts were $869,000 and $1,305,000, respectively.

   Included in payables to brokerage customers are free credit balances of $297,416,000 and $310,048,000 at September 30, 1994 and 1993, respectively.
   Advest pays interest on credit balances when the customer has indicated that the funds are for reinvestment purposes.

   Securities loaned and securities borrowed

   Advest loans, to other brokers and dealers, securities owned by its customers and others for which it receives cash deposits or other forms of collateral. Advest also acts in an agency capacity whereby it borrows securities from one broker-dealer and lends to another. Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received, respectively. The initial collateral advanced or received has a market value equal to the market value of the underlying securities. Advest monitors the market value of securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, when appropriate. The value of such securities at September 30, 1994 approximates amounts owed.

   Trading Positions

   Advest trading accounts consist of securities inventory and securities sold, not yet purchased and are valued at market with unrealized gains and losses reflected in current period revenues from principal transactions and investment banking. Securities inventory consists of trading account securities which are generally held for resale within a relatively short time frame. Securities sold, not yet purchased represent an obligation of Advest to deliver specific equity and debt securities at predetermined prices. Advest is obligated to acquire the securities at prevailing market prices in the future to satisfy this obligation. The Bank's trading securities, which consist entirely of government securities, are carried at market value with unrealized gains and losses reflected in current period revenues from principal transactions.

   Investment Securities

   Securities designated as investment securities are purchased with the intent they will be held to maturity in portfolio for purposes of earning interest and dividends. Securities available for sale have been identified as assets which are held for indefinite time periods and are likely to be sold prior to maturity. During the quarter ending December 31, 1993, the Bank transferred approximately $28.0 million of FNMA and FHLMC adjustable rate mortgage backed securities from the available for sale portfolio to the held for investment portfolio. The transfer reflected a reevaluation of management's intent with respect to these securities, which have relatively short weighted-average remaining lives (4 to 5 years) and will not be needed to meet liquidity needs. Consistent with Company accounting policies, investments held to maturity are carried at amortized cost. Investments available for sale are carried at the lower of aggregate cost or market.
                                        62

   Investment securities of the Bank, with the exception of securities available for sale and marketable equity securities, are stated at cost, adjusted for discount accretion and premium amortization. Marketable equity securities are stated at the lower of aggregate cost or market value. Any aggregate net unrealized loss on marketable equity securities is accounted for by the establishment of a valuation reserve, which is deducted from the carrying value of the securities and shareholders' equity. The Company has held only nominal investments in marketable equity securities in the past few years. Securities available for sale consist primarily of fixed rate debt securities and are stated at the lower of aggregate cost or market value. Other investment securities of the Company, primarily include U.S. government obligations which are carried at market value and interests in limited partnerships which are carried at the lower of cost or market.
[page 21 of Annual Report]
   When, in the opinion of management, the value of an investment security has experienced an other than temporary impairment in value, the carrying value of the security is written down to its estimated market value by a charge to investment gains and losses. Gains and losses on the sale of investment securities are recorded on the trade date by the specific identification method and are included in other revenues, with the exception of gain and losses on securities available for sale which are included in revenue from principal transactions.

   In May 1993, the FASB issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). SFAS 115 addresses the accounting and reporting for investments in equity securities that have readily determined fair values and for all investments in debt securities. SFAS 115 requires classification of qualifying investments into three categories: "trading", "available for sale" or "held to maturity." Investments classified as trading and available for sale are carried at fair value. Held to maturity debt investments would continue to be reported at amortized cost. Unrealized gains and losses on trading securities would be reflected in current period income. Unrealized gains and losses on available for sale investments are to be reported as a separate component of shareholders' equity, net of applicable taxes. As required, the Company will adopt SFAS 115 on October 1, 1994 and it will not have a material impact on operating results or financial condition.

   Equipment and leasehold improvements

   Depreciation of equipment for financial accounting purposes, is calculated primarily using the straight-line method and is based upon the estimated useful lives of the assets ranging from three to ten years. Leasehold improvements are amortized over the shorter of the terms of the respective leases or the estimated useful lives of the improvements. At September 30, 1994 and 1993, accumulated depreciation and amortization were $28,367,000 and $25,724,000, respectively.

   Other real estate owned

   Other real estate owned ("OREO") of the Bank is comprised of real estate and other assets acquired through foreclosure, acceptance of a deed in lieu of foreclosure or loans which are in-substance foreclosed. These assets are carried at the lower of cost or fair value, inclusive of selling expenses. Any excess of cost over the estimated fair value at the time of acquisition is charged to the allowance for credit losses.
                                        63

   Writedowns subsequent to acquisition are charged against the reserve for OREO losses, which is established through charges against income and maintained at a level management considers adequate to absorb potential losses on OREO. OREO is reported net of related reserves on the consolidated balance sheets.

   Intangible assets

   The excess cost over the fair value of net assets of acquired companies is recorded as goodwill and is amortized on a straight-line basis over periods between 15 and 40 years. At September 30, 1994 and 1993, the amount of goodwill reported in other assets is $6,600,000 and $6,900,000, respectively.

   Fair value of financial instruments

   Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS 107"), requires that the Company disclose the estimated fair values of its financial instruments. Fair values generally represent estimates of amounts at which a financial instrument could be exchanged between willing parties in a current transaction other than in forced liquidation. However, in many instances current exchange prices are not available for certain of the Company's financial instruments, since no active market generally exists for such financial instruments. Accordingly, the Company uses other valuation techniques allowable under SFAS 107.


   Fair value estimates are subjective and are dependent on a number of significant assumptions based on management's judgement regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. In addition, SFAS 107 allows a wide range of valuation techniques, therefore, comparisons between entities, however similar, may be difficult.

   The methods and assumptions used to estimate fair value follow. Financial instruments not specifically addressed are reported in the financial statements at fair value or amounts that approximate fair value.


   Securities available for sale and investment securities. Fair value is based upon quoted market prices, where available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities and adjusted for differences between the quoted instrument and the instrument being valued.

   Loans. For commercial real estate loans, multi-family mortgage loans, lease loan financings and commercial and consumer loans, fair value is estimated by discounting the expected future cash flows using the current rates at which similar loans would be originated to borrowers with similar credit ratings for comparable remaining maturities. For residential one to four family real estate mortgages, fair value is estimated using quoted market prices for similar loans, adjusted for differences in loan characteristics.
[page 22 of Annual Report]
   The fair value of nonperforming loans is based on recent appraisals or estimated cash flows discounted at a rate commensurate with the risk associated with such cash flows. Assumptions regarding credit risk, cash flows and discount rates are judgementally determined using available market and borrower information.
                                        64

   Deposits. Fair values for regular savings and money market accounts are equal to the amount payable on demand at the reporting date. Fair values for fixed-rate certificates of deposit are estimated by discounting future cash flows using interest rates currently offered on time deposits with similar remaining maturities.

   Borrowings. The fair value of advances from the Federal Home Loan Bank, including the current portion, are estimated using rates which approximate those currently being offered by the FHLB for advances with similar remaining maturities. The fair values of subordinated debentures and other long-term borrowings are based on quoted market prices or rates available to the Company for similar debt.

   Interest rate swap and cap agreements. The fair value of interest rate swap and cap agreements (used for hedging purposes) are obtained from dealer quotes. These values represent the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit-worthiness of the counterparties.

   Commitments to extend credit, standby letters of credit and financial guarantees written. The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair values of guarantees and letters of credit generally are based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date. The fair value of certain loan guarantees made by the Company is not practicable to estimate as there is no market for the loans.

   Revenues from securities transactions and investment banking

   Securities transactions are recorded on a settlement date basis, which does not materially differ from a trade date basis. Revenues and related expenses for transactions executed but not settled are accrued on a trade date basis.

   Investment banking revenues are recorded, net of expenses, on the settlement date for management fees and sales concessions, and on the dates the underwriting syndications are closed for underwriting fees.

   Provision for credit losses and asset devaluation

   The provision for credit losses and asset devaluation reflects reserve accruals and writedowns for loan, note and lease receivables, OREO and other investments.

   Provision for restructuring

   In January 1993, Advest outsourced certain of its brokerage back office data processing operations to Automatic Data Processing ("ADP") . A provision for restructuring of $1.0 million was established during fiscal 1992 primarily to cover equipment lease obligations and buyout provisions, and severance liabilities to employees; the reserve was fully utilized as of September 30, 1993.
                                        65

   Income taxes

   Effective October 1, 1993, the Company adopted, on a prospective basis, Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), which requires the use of the asset/liability method of accounting for income taxes. Deferred income taxes are recognized for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to an amount which is more likely than not realizable. Income tax expense is the sum of the taxes currently payable and the change during the period in deferred tax assets and liabilities.

   Prior to the adoption of SFAS 109, the Company accounted for income taxes using the deferred method under Accounting Principles Board Opinion No. 11. Deferred income taxes were provided on items of income and expense which were recognized in different periods for financial reporting and tax purposes.

   Net income (loss) per common and common equivalent share

   Primary income (loss) per share is calculated by dividing net income (loss) by the average shares of common stock and common stock equivalents outstanding during the period. Common stock equivalents are dilutive
[page 23 of Annual Report]
   stock options which are assumed exercised for calculation purposes. Fully diluted calculations assume full conversion of the Company's outstanding subordinated debentures into common stock and elimination of the related interest expense, net of taxes.

   For the year ended September 30, 1994, primary and fully diluted net income are the same due to the anti-dilutive impact of the Company's convertible subordinated debentures.

   For the year in the period ended September 30, 1992, the Company reported a net loss. Consequently common stock equivalents and full conversion of the Company's subordinated debentures are excluded from the calculations resulting in the fully diluted loss per share equalling the primary loss per share.

   The average common and common equivalent shares outstanding for the three years ended September 30, 1994 were:

        In thousands                     1994       1993      1992

        Primary                         8,997       9,248     9,598
        Assuming fully dilution         8,997      11,097     9,598

2. Loans

   Advest Bank is active in the residential and consumer loan markets in New England and the Eastern Central United States. Residential and consumer loans are primarily marketed to clients of the Bank's affiliates. The Bank also maintains a commercial mortgage portfolio but is no longer actively engaged in this market as a lender.

   Although the Bank has a diversified and substantially collateralized commercial loan portfolio, the ability of its debtors to meet their commitments is largely dependent on the real estate sector of the economy. As of September 30, 1994, the Bank's gross loan portfolio was comprised of residential and commercial real estate, construction and other loans with percentages of 57%, 38%, 1%, 4% of the total loan portfolio, respectively.

   At September 30, 1994 and 1993, loans consisted of:

          In thousands                          1994          1993

   Advest Bank:
      Mortgages
        Commercial                           $ 75,276       $ 87,242
        Multi-Family Residential               31,538         33,115
        1 - 4 Family Residential              158,801        111,876
      Commercial                                7,021          6,483
      Consumer                                    913            375
      Installment note and lease
        loan financing                          2,200          2,835
   Other                                        8,761          8,788
                                             --------       --------
                                             $284,510       $250,714
                                             ========       ========

   The fair values of the Company's loans were $272,390,000 and $249,118,000 at September 30, 1994 and 1993, respectively.

   Uncertainty exists as to the ultimate realization in full of certain of the Bank's loans and nonperforming assets as a result of continued economic difficulties facing the New England region. Based upon management's assessment and the year-end real estate market conditions, the allowance for loan losses at September 30, 1994 is adequate to absorb potential losses in the loan portfolio. However, further economic deterioration in future periods could result in the Bank experiencing increased levels of nonperforming assets and charge-offs, provisions for loan and OREO losses and a reduction in net interest income.

   For the three years ended September 30, 1994, activity in the allowance for loan losses was as follows:

           In thousands                     1994       1993       1992

   Balance at September 30,              $ 5,782    $ 5,986     $6,004
   Provisions                              2,499      1,690     11,134
   Chargeoffs                             (3,675)    (1,963)   (11,316)
   Recoveries                                174         69        164
                                         -------    -------     ------
   Balance at September 30,              $ 4,780    $ 5,782     $5,986
                                         =======    =======     ======

3. Nonperforming Assets

   Nonperforming assets include nonaccruing loans, notes and leases, loans ninety days past due and accruing interest, loans renegotiated on other than prevailing market terms and OREO. OREO is reported separately on the accompanying consolidated balance sheet.

   All other nonperforming assets are classified as loans with the exception of certain notes and leases which are included in other receivables.

   For the three years ended September 30, 1994, nonperforming assets were comprised of:

  In thousands                                           1994       1993       1992
Advest Bank - Loans                                    $ 8,328     $ 5,158    $ 5,746
            - OREO, net                                 13,414      22,683     34,151
Other loans and assets                                   8,750       8,930      9,463
                                                       -------     -------    -------
                                                       $30,492     $36,771    $49,360
                                                       =======     =======    =======
Nonperforming assets as a percentage of loans and OREO   10.2%       13.3%      17.1%
                                                       =======     =======    =======
Nonperforming assets as a percentage of total assets      3.4%        4.2%       6.2%
                                                       =======     =======    =======

[page 24 of Annual Report]
     The following table details the composition of nonperforming assets at September 30, 1994 and 1993:

                                 Non-    Accruing loans                         Total non-
                               accrual    past due 90    Renegotiated           performing
In thousands                    loans     or more days      loans       OREO      assets
1994
Real estate:
  Residential                 $  1,202     $    229        $    264   $    356  $   2,051
  Commercial                     4,638          731             374      8,043     13,786
  Land and land development         --           --              --      6,216      6,216
Other                            9,640           --              --         --      9,640
Valuation reserve                   --           --              --     (1,201)    (1,201)
                              --------     --------        --------   --------  ---------
                              $ 15,480     $    960        $    638   $ 13,414  $  30,492
                              ========     ========        ========   ========  =========
1993
Real estate:
  Residential                 $  1,486     $     19        $    264   $  2,073  $   3,842
  Commercial                     1,358           --             401     14,314     16,073
  Land and land development        244           --              --      8,497      8,741
Other                           10,316           --              --         --     10,316
Valuation reserve                   --           --              --     (2,201)    (2,201)
                              --------     --------        --------   --------  ---------
                              $ 13,404     $     19        $    665   $ 22,683  $  36,771
                              ========     ========        ========   ========  =========

     Residential real estate is comprised of one to four family properties. Multi-family properties are included in commercial real estate. Renegotiated loans are troubled debt restructurings. The OREO valuation reserve is a general valuation reserve. At September 30, 1994 and 1993, respectively, the gross balance of OREO includes approximately $10,836,000 and $11,991,000 of real estate to which the Bank or its subsidiaries have title and approximately $3,779,000 and $12,893,000 representing in-substance foreclosures.
                                         68

     The following table summarizes changes in nonperforming assets for the two years ended September 30, 1994:

                                 Non-    Accruing loans                         Total non-
                                accrual    past due 90   Renegotiated           performing
 In thousands                    loans    or more days      loans       OREO      assets
Balance at September 30, 1992  $ 14,440    $      388     $     381    $34,151   $ 49,360
Increases, net                      875         3,164           582         --      4,621
Transfers, net                      171        (2,381)           --      2,210         --
Net loan chargeoffs and
  provisions to OREO reserve     (1,121)           --            --     (2,190)    (3,311)
Amounts capitalized on OREO          --            --            --      4,964      4,964
Collections and proceeds
  from sales                       (961)       (1,152)         (298)   (16,485)   (18,896)
Recoveries from sales of
  OREO, net                          --            --            --         33         33
                               --------    ----------     ---------    -------   --------
Balance at September 30, 1993    13,404            19           665     22,683     36,771
Increases, net                    8,587         1,636            28         --     10,251
Transfers, net                   (2,340)         (688)           --      3,028         --
Net loan chargeoffs and
  provisions to OREO reserve     (2,683)           --            --       (772)    (3,455)
Amounts capitalized on OREO          --            --            --      6,234      6,234
Collections and proceeds
  from sales                     (1,488)           (7)          (55)   (17,951)   (19,501)
Recoveries from sales of
  OREO, net                          --            --            --        192        192
                               --------    ----------     ---------    -------   --------
Balance at September 30, 1994  $ 15,480    $      960     $     638    $13,414   $ 30,492
                               ========    ==========     =========    =======   ========

[page 25 of Annual Report]
     During 1994, approximately $291,000 of income was recognized on non-accrual loans. This income was recognized while the loans were performing and was realized by cash payments. It is management's policy to reverse all uncollected interest at the time a loan is placed on non-accrual. Interest forgone on nonaccrual and restructured loans were $754,000, $700,000, and $1,036,000 for the years ended September 30, 1994, 1993 and 1992, respectively. As of September 30, 1994, no additional funds were committed to clients whose loans have been restructured or were non-performing.

     The Bank's disposition program for certain of the land development projects included in OREO (substantially all of which are single family residential subdivisions) is to complete the construction and sellout of the projects. As of September 30, 1994 and 1993, OREO balances included approximately $2,448,000 and $1,700,000, respectively, of construction costs associated with these projects.

     The Bank evaluates the real property collateral supporting defaulted income property and other loans for potential environmental risks prior to completing foreclosure. If the Bank elects to complete a foreclosure on a property that is contaminated, the costs to remediate identified environmental conditions are absorbed through the Bank's OREO reserve or recognized as an adjustment to the carrying value of the asset.

     For the three years in the period ended September 30, 1994, activity in the reserve for OREO losses was as follows:
                                         69

               In thousands                 1994          1993         1992

               Balance at September 30,   $ 2,201      $ 2,830      $ 2,200
               Provisions                     772        2,190        5,762
               Chargeoffs                  (1,922)      (3,028)      (5,197)
               Recoveries                     150          209           65
                                          -------      -------      -------
               Balance at September 30,   $ 1,201      $ 2,201      $ 2,830
                                          =======      =======      =======

4.   Securities Inventory

     At September 30, 1994 and 1993, the Company's securities inventory consisted of:


         In thousands                                    1994          1993

        State and municipal obligations                $19,749       $14,732
        U.S. government and agency obligations          10,301         5,246
        Stocks and warrants                              3,564         5,205
        Corporate obligations                            1,196           533
                                                       -------       -------
                                                       $34,810       $25,716
                                                       =======       =======

     The 1994 balances include $4,395,000 of the Bank's government securities; all other inventory represents holdings of Advest. Securities inventory is carried at market value which approximates fair value.

5.   Securities Available for Sale

     The amortized cost and fair values of the Bank's securities available for sale for the two years ended September 30, 1994 were:

                                    Amortized     Gross unrealized       Fair
     In thousands                      cost       gains      losses      value
     1994
     Mortgage-backed securities
        of federal agencies          $   691       $ --        $ (3)   $   688
     Other mortgage-backed
        securities                     4,236          1         (23)     4,214
                                      ------        ---         ---     ------
                                     $ 4,927       $  1        $(26)   $ 4,902
                                      ======        ===         ===     ======
     1993
     Mortgage-backed securities
        of federal agencies          $32,340      $ 114       $ (13)   $32,441
     Other mortgage-backed
        securities                     6,322          4          (4)     6,322
                                      ------        ---         ---     ------
                                     $38,662      $ 118       $ (17)   $38,763
                                      ======        ===         ===     ======

     As of September 30, 1994, the amortized cost and fair values of debt securities, by contractual maturity, were:

                                                  Amortized          Fair
         In thousands                               cost             value

     Due in one year or less                      $     --         $     --
     Due after one year through five years           1,140            1,141
     Due after five years through ten years          1,782            1,777
     Due after ten years                             2,005            1,984
                                                   -------          -------
                                                  $  4,927         $  4,902
                                                   =======          =======

     For the two years ended September 30, 1994 and 1993, respectively, proceeds from the sale of securities available for sale were $14,003,000 and $20,429,000. Gross gains reported were $60,000 and $76,000 and gross losses were $59,000 and $29,000 for 1994 and 1993, respectively. There was no sales activity in fiscal 1992 as the securities available for sale designation was introduced in the fourth quarter.
[page 26 of Annual Report]
6.   Investment Securities

     Advest Bank:

     The amortized cost and fair values of the Bank's investment securities for the two years ended September 30, 1994 were:

                                    Amortized    Gross unrealized        Fair
     In thousands                      cost       gains      losses      value
     1994
     Mortgage-backed securities      $48,003      $ 34       $(784)     $47,253
     Federal Home Loan Bank stock      2,045        --          --        2,045
     U.S. government and agency
        obligations                      493         2          --          495
     Other                               818        --          --          818
                                     -------       ---        ----      -------
                                     $51,359      $ 36       $(784)     $50,611
                                     =======       ===        ====      =======

     1993
     Mortgage-backed securities      $39,374    $   11       $ (57)     $39,328
     Federal Home Loan Bank stock      2,590        --          --        2,590
     U.S. government and agency
        obligations                      494         7          --          501
     Other                               817        --          --          817
                                     -------       ---        ----      -------
                                    $43,275    $   18      $  (57)     $43,236
                                     =======      ====       =====      =======

     As collateral for certain municipal deposits totalling approximately $5,497,000, the Bank has pledged a Federal agency security with a carrying value of approximately $3,921,000.

     As of September 30, 1994, the amortized cost and fair values of debt securities, by contractual maturity, were:

                                                  Amortized          Fair
         In thousands                               cost             value

     Due in one year or less                      $    942         $    943
     Due after one year through five years              --               --
     Due after five years through ten years            250              250
     Due after ten years                            48,003           47,254
                                                   -------          -------
                                                  $ 49,195         $ 48,447
                                                   =======          =======

     There were no sales of debt securities held for investment purposes during the years ended September 30, 1994 and 1993. For the year ended September 30, 1992, proceeds from the sale of investments in debt securities was $42,054,000 and gross gains of $947,000 and gross losses of $91,000 were realized. In addition, $205,000 of gross losses on marketable equity securities were realized.

     Other:

     As of September 30, 1994 and 1993, other investment securities of the Company consisted of:

                                                                    Amortized
     In thousands              As reported        Fair value           cost
                              1994     1993      1994    1993      1994     1993

     U.S. Government
       obligations           $   --   $2,016    $   --  $2,016    $   --  $2,009
     Limited partnerships     1,760    1,778     1,760   1,778     3,560   3,578
     Other                      731    1,035       731   1,035     2,232   2,132
                              -----    -----     -----   -----     -----   -----
                             $2,491   $4,829    $2,491  $4,829    $5,792  $7,719
                              =====    =====     =====   =====     =====   =====

7.   Deposits

     Pursuant to the FDIC Improvement Act ("FDICIA"), the Bank is subject to rules limiting brokered deposits and related interest rates. Under these rules, banks that are deemed "well capitalized" may accept brokered deposits without restriction, and banks deemed "adequately capitalized" may do so with a waiver from the FDIC. An "undercapitalized" bank is not eligible for a waiver and may not accept brokered deposits. The Bank meets the conditions of such rules to be deemed an "adequately capitalized" bank. Under the terms of a brokered deposit prohibition waiver granted to the Bank by the FDIC in September 1994, the Bank may accept brokered deposits without limitation other than observing restrictions on the rate of interest paid on such deposits and limiting the total outstanding balances of brokered deposits of the Bank to $85,000,000, until September 30, 1995. The Bank as of September 30, 1994 had $64,458,000 of brokered deposits.
     The Bank also had $224,215,000 of money market accounts which previous to January 1, 1993 had been classified
[page 27 of Annual Report]
     as brokered but which are not considered to be brokered under the terms of the current waiver. Prior to September 30, 1995, the Bank, under FDICIA rules, must apply for a new waiver if it wishes to continue to accept brokered deposits.

     At September 30, 1994 and 1993, customer deposits at the Bank consisted of:

         In thousands                                    1994          1993

       Money market                                   $230,931       $300,791
       Certificates of deposit                          60,862         45,460
       Savings                                              92            461
                                                      --------       --------
                                                      $291,885       $346,712
                                                      ========       ========

     The fair values of deposits were $292,417,000 and $349,739,000 at September 30, 1994 and 1993, respectively.

8.   Short-term Borrowings

     In the ordinary course of business, Advest obtains bank loans which are collateralized by its own securities inventory and customers' margin securities. The loans are payable on demand and bear interest based on the federal funds rate. At September 30, 1994, Advest had $14,901,000 in firm loans and $7,601,000 in customer loans outstanding. There were no outstanding loans at September 30, 1993. The weighted average interest rate on bank loans outstanding at September 30, 1994 was 5.27% and the weighted average interest rate during fiscal 1994 was 4.29%.

     Short-term borrowings of the Bank consisted primarily of the current portion of advances from the Federal Home Loan Bank ("FHLB"). At September 30, 1994, borrowings totalled $9,500,000 at rates from 4.80% to 8.74%. At September 30, 1993, borrowings totalled $1,000,000 at rates from 7.65% to 8.40%. The Bank has unused short term credit lines of approximately $8 million with the FHLB at September 30, 1994 and 1993. The Bank's borrowings with the FHLB are collateralized by its holdings of FHLB stock as well as otherwise unencumbered mortgage loans and investment securities.
     Based on available qualified collateral balances of approximately $228 million at September 30, 1994, the Bank had additional borrowing capacity with the FHLB of approximately $139 million at September 30, 1994.

     AGI's short-term borrowings at both September 30, 1994 and 1993 were $650,000. The borrowings represent the current portion of a promissory note due a third party lender for a mortgage acquired in July 1992. Refer to Note 10 for additional information.

     The fair values of the Company's short-term borrowings were $32,666,000 and $1,661,000 at September 30, 1994 and 1993, respectively.

 9.  Long-term Borrowings

     Long-term borrowings of the Bank were $26,000,000 and $10,000,000 as of September 30, 1994 and 1993, respectively and represent the non-current portion of FHLB advances. These borrowings are collateralized by stock of the lender, the Federal Home Loan Bank ("FHLB"). In addition, mortgage loans and otherwise unencumbered investment securities qualified as collateral available to the FHLB were pledged to secure that debt. As of September 30, 1994, the interest rates and maturities of outstanding borrowings were (in thousands):

     In thousands                      Interest rates            Amount

     Year Ending September 30, 1996      5.04%-9.11%             $19,500
     Year Ending September 30, 1997      6.30%-8.60%               4,750
     Year Ending September 30, 1998      7.17%                     1,750
                                                                 -------
                                                                 $26,000
                                                                 =======

     Included in the 1996 total is an advance maturing February 1996 in the amount of $2,500,000 which is putable to the FHLB at par on specified dates with 36 days prior written notice. The remaining advances are subject to prepayment penalties.

     At September 30, 1994 and 1993, long-term borrowings of AGI were $4,388,000 and $5,038,000. The debt bears interest at 1.25% over prime with interest and principal payments due monthly, and is due July 1, 1997 unless extended at AGI's discretion to July 1, 1999. The debt is collateralized by the first mortgage on real estate managed by a subsidiary. The mortgage is currently classified as a nonperforming asset and is due March 31, 1995.

     The fair values of the Company's long-term borrowings were $29,967,000 and $15,574,000 at September 30, 1994 and 1993, respectively.

10.  Subordinated Borrowings

     At September 30, 1994 and 1993, the Company had $20,997,000 and $21,375,000, respectively, of 9% convertible subordinated debentures outstanding with interest payable semiannually. The debentures are convertible at any time prior to maturity into common stock of The Advest Group, Inc. at $13.57 per share. The debentures are redeemable currently at 102.4% of the principal amount plus accrued interest and at declining prices hereafter. The fair value of the debentures was $19,527,210 at September 30, 1994. The debentures are subordinated to the claims of general creditors.

     The debentures are due on March 15, 2008, and commencing on March 15, 1994 have annual sinking fund requirements of 5% of the aggregate principal amount of the debentures or at least 70% of the debentures prior to maturity. At its option, the Company may
[page 28 of Annual Report]
     make sinking fund payments in cash or in debentures or by a credit for debentures previously converted or redeemed. The Company has purchased and retired $6,503,000 of the initial offering amount and, consequently, has currently satisfied the entire sinking fund requirement through fiscal 1997 and more than half of 1998's obligation.


     During the two years ended September 30, 1994 and 1993, respectively, the Company purchased and retired debentures with a total par value of $378,000 and $296,000.

11.  Common Stock

     In August 1990, the Company announced its intention to repurchase up to 2,000,000 shares, approximately 20%, of its common stock. In August 1994, the Board of Directors voted to increase the number of shares authorized for repurchase to 2,500,000 shares.

     During the years ended September 30, 1994 and 1993, 488,552 and 330,371 shares, respectively, were acquired under the repurchase program for a total of 1,769,623 shares repurchased since the start of the program.

     The payment of dividends on the Company's common stock is subject to (1) the availability of funds from Advest, which may be restricted under the net capital rule of the Securities and Exchange Commission and the New York Stock Exchange, and from the Bank, which is subject to minimum bank regulatory requirements, and (2) the restriction of the Company's Indenture with respect to its 9% Convertible Subordinated Debentures due 2008 and (3) the restriction of the Company's Loan and Security Agreement dated as of July 2, 1992 with Fleet Bank N.A. Such restrictions have never curtailed the Company's dividend payments, however, the Company has not declared a dividend since December 1990 primarily as a result of weak economic conditions in New England and their impact on the Bank.

     In 1988, the Board of Directors of the Company adopted a shareholder rights plan. The plan provides for the distribution of one common stock purchase right for each outstanding share of common stock of the Company. Each right entitles the holder, following the occurrence of certain events, to purchase one share of common stock at a purchase price of $30 per share subject to adjustment. The rights will not be exercisable or transferable apart from the common stock except under certain circumstances in which either a person or group of affiliated persons acquires, or commences a tender offer to acquire, 20% or more of the Company's common stock or a person or group of affiliated persons acquires 15% of the Company's common stock and is determined by the Board of Directors to be an "Adverse Person." Rights held by such an acquiring person or persons may thereafter become void. Under certain circumstances, a right may become a right to purchase common stock or assets of the Company or common stock of an acquiring company at a substantial discount. Under certain circumstances, the Company may redeem the rights at $.01 per right. The rights will expire in October 1998 unless earlier redeemed or exchanged by the Company.

     The Company has 2,000,000 shares, $.01 par value, preferred stock which was authorized by shareholders in 1988. The board of directors has full discretion with respect to designating and establishing the terms of each class or series of preferred stock prior to its issuance. No preferred stock has been issued to date.

12.  Stock Option Plans

     During fiscal 1994, the Company established a 1993 stock option plan covering certain employees to be selected by a board-appointed stock option and compensation committee. Pursuant to the 1993 plan, up to 500,000 shares may be issued using either the company's authorized and unissued shares or treasury shares. Under the 1993 plan, participants may be granted qualified incentive stock option, non-qualified stock options or a combination thereof. Options are not exercisable prior to six months from the date of grant, at which time they may be exercised in one-third increments every six months. The options expire five years from the date of grant. During the current year, 30,000 options were granted under the 1993 plan and were outstanding at September 30, 1994.

     The Company currently has stock options outstanding under three pre-1987 plans whereby options were granted to directors or executive officers of the Company. Under two of the plans, only qualified incentive stock options were granted.
                                         75

     Under the third plan, the Company could grant either qualified incentive or non-qualified stock options. Authority to grant options under all three plans has expired. With the exception of grants of 123,000 options on February 2, 1993, options granted under these three plans may not be exercised prior to six months after the date of grant, thereafter, at the option of the Committee upon the date of each grant. On February 2, 1993, the Company granted 123,000 options to senior officers under an option grant providing for vesting in equal thirds on August 1, 1995, 1996 and 1997. Options expire five years from the date of grant. Under the three plans, there were 302,301 options outstanding at September 30, 1994.

     During fiscal years 1992 and 1991, respectively, the Company established 1991 and 1990 stock option plans covering top account executives of Advest as an alternative form of benefit for persons eligible to participate in the Deferred Compensation Plan which covers a select group of highly compensated account executives. The two plans permit participants to elect to receive stock
[page 29 of Annual Report]
     options in lieu of a match of their deferred compensation. During fiscal year 1993, the Company established the 1992 stock option plan which provided a supplemental grant of options to certain account executives receiving grants of options under the 1991 stock option plan. The plans are non-qualified and require all exercises be effected using the Company's treasury stock. In addition, options are not vested for 5 years and must be exercised within one year subsequent to vesting. There were 39,481, 182,624 and 251,742 options granted on January 1, 1993, January 1, 1992 and January 1, 1991, respectively, under the 1992, 1991 and 1990 plans; no other options will be issued as these plans feature a single-grant clause. At September 30, 1994, there were 37,210, 129,649 and 206,607 options outstanding under the 1992, 1991 and 1990 plans, respectively.

     Options under all of the Company's plans are issued at the market value of the Company's stock on the date of grant.

                                              Number of       Option Price
                                                Shares         Per Share
     Options outstanding at September
       30, 1991 (407,150 exercisable)          658,493        $2.00-$12.27

          Granted                              354,624         4.00-  5.13
          Forfeited                           (132,177)        2.00- 12.27
          Exercised                             (3,665)        4.00
                                               -------        ------------
     Options outstanding at September
       30, 1992 (384,805 exercisable)          877,275         2.00-  9.09

          Granted                              191,481         5.75-  6.63
          Forfeited                           (282,993)        2.00-  9.09
          Exercised                            (23,367)        2.00-  4.00
                                               -------        ------------
     Options outstanding at September
       30, 1993 (223,768 exercisable)          762,396         2.00-  8.13

          Granted                               30,000         5.13
          Forfeited                             79,829         2.00-  8.13
          Exercised                              6,800         4.00
                                               -------        ------------

     Options outstanding at September
       30, 1994 (179,301 exercisable)          705,767        $2.00- $7.00
                                               =======        ============

13.  Employee Compensation and Benefits Plan

     Advest thrift plan

     During fiscal 1993, the Board of Directors approved a merger of the Employee Retirement Plan ("ERP"), the Employees Stock Ownership Plan ("ESOP") and the Incentive Savings Plan ("ISP") into a single combined plan, to be termed the Advest Thrift Plan ("ATP") which became effective December 31, 1992. Each participant in the ATP now has an ESOP account including all shares allocated to the participant in the ESOP through September 30, 1992, and a 401(K) account including all assets in the participant's account in the ISP at the time of the merger. Participant's account balances in the Profit Sharing Plan were divided between the ESOP and 401(K) accounts in the ATP. The ATP is open to employees who have completed one year of service with the company or its subsidiaries. The Company may select periodically from alternative formulas pursuant to which it makes additional contributions to employees' accounts. Commencing January 1, 1993 and through the remainder of the Company's 1994 fiscal year, the Board of Directors approved a contribution to each employee's 401(K) account of 1.5% of his or her compensation up to the regulatory compensation limits and an additional contribution of up to 2% of his or her eligible compensation as a match of an equal value of employee contributions. Contributions were $2,552,180 and $2,041,082 during the fiscal years ended September 30, 1994 and 1993, respectively.

     In conjunction with the merger, the Company purchased from the ESOP 54,371 unallocated shares of its common stock at a total price of $319,432. The acquired shares are held as treasury stock.

     Employee stock ownership plan

     Through December 31, 1992, the Company administered an Employee Stock Ownership Plan ("ESOP"), which covered employees age 21 or older who had at least one year of service with the Company. Shares of the Company's common stock were purchased by the ESOP, the ESOP was indebted to the Company after it assumed a debt from a third party lender. The Company had agreed to make contributions to the ESOP sufficient to repay principal and interest due the Company. Contributions to the ESOP in the amount of $293,245 and $1,082,000 were made for the years ended September 30, 1993 and 1992, respectively. The Advest Group, Inc. common stock purchased with the loan proceeds was allocated annually among employees as the loan was repaid. On December 31, 1992, the ESOP was merged into the ATP. All 577,118 shares held by the ESOP have been allocated to employees.

     Employee retirement and incentive savings plan

     Through December 31, 1992, Advest administered an Employee Retirement Plan (the "ERP"), an IRS-qualified defined contribution plan. The ERP is non-contributory and covers substantially all full-time employees of the Company. The Company also administered an Incentive Savings Plan (the "ISP"), whereby eligible employees may contribute a portion of their earnings before income taxes.

     The ERP held 298,660 shares of The Advest Group, Inc. common stock as of September
[page 30 of Annual Report]
     30, 1992. On December 31, 1992, these plans were merged into the ATP. All common stock held by the ERP and ISP contributions were allocated to employees ATP accounts.



     Deferred compensation plans

     The Company administers a deferred compensation plan which covered designated account executives of the Company. Under the provisions of the plan, participants were able to defer a portion of their annual income for a time period they elect. Both the amount and time period of the deferral were limited by the provisions of the plan. Through 1992, the Company matched contributions up to specified limits and paid interest quarterly on all funds in the plan. Expenses under this plan were $171,000 in 1992. With the establishment of a new deferred compensation plan in the current year, the Company will make no further contributions to this plan.

     During fiscal 1993, Advest established a non-qualified defined benefit plan, the "Account Executive Nonqualified Defined Benefit Plan" ("AE Plan"), which covers certain account executives of the Company. The benefits are based upon years of service and level of gross commissions generated, reduced by the amount of Company contributions to the employees' 401(K) account in the ATP. Pursuant to Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions", the plan is unfunded, however, assets have been set aside in a revocable trust to fund future payments relating to the plan.

     During fiscal 1994, the Company established the Executive Post-Employment Income Plan ("Exec Plan"), a non-qualified defined benefit plan which covers certain senior executives of the Company designated by the board of directors or its committee. The plan is designated to provide those senior executives with income for 10 years after retirement equal to a target percentage of the final average earnings. The target percentage is 1% for each year of service with the Company before October 1, 1993 and 1.5% for each year of service thereafter. The plan will provide supplemental benefits to reach the target percentage, after taking account of one-half of an assumed level of social security benefits and the annuity value of the senior executive's retirement plan accounts attributable to Company contributions and projected earnings. Pursuant to Statement of Financial Accounting Standard No. 87, "Employers' Accounting for Pensions", the plan is unfunded, however, assets have been set aside in a revocable trust to fund future payments relating to the plan.

     The following table sets forth the status of the AE Plan and Exec Plan as well as amounts recognized in the Company's consolidated financial statements at September 30, 1994 and 1993:

         In thousands                                          1994      1993
         Actuarial present value of benefit obligations:
               Vested                                        $   --    $   --
               Non-vested                                       911       348
                                                              -----     -----
         Accumulated benefit obligation                         911       348
         Effect of projected future compensation levels       1,308       665
                                                              -----     -----
         Projected benefit obligation                         2,219     1,013
         Unrecognized net gain (loss)                           239       (98)
         Unrecognized prior service cost                       (375)       --
                                                              -----     -----
         Accrued pension liability                           $2,083    $  915
                                                              =====     =====


     Pension expense for the plans for the two years ended September 30, 1994 included in the following components:

            In thousands                         1994          1993

            Service cost                       $1,042        $  915
            Interest cost                          92            --
            Net amortization and deferral          34            --
                                               ------        ------
            Net benefit costs                  $1,168        $  915
                                               ======        ======

     The projected benefit obligation for 1994 and 1993 was determined using an assumed discount rate of 8.5% and 7%, respectively, and an assumed rate of compensation increase of 5%. The accrued pension liability at September 30, 1994 and 1993 is included in other liabilities. During the two years ended September 30, 1994, the Company made payments to revocable trusts to be used for the exclusive purpose of funding the benefit liability. The payments made to the trusts are currently invested in debt securities and earn a return which is also used to offset the expense. The expected long term rate of return on trust assets was 7.5% in 1994 and 6% in 1993. The fair value of the trusts assets, which are included in securities inventory, at September 30, 1994 was $2,189,000, which was less than the projected benefit obligation by $30,000. The trusts assets are available to management under certain circumstances as well as general creditors of the Company in the event of liquidation.

     Management incentive plan

     The Company has a Management Incentive Plan ("MIP") which provides for incentive compensation to salaried employees. Compensation presently is based on the Company's pre-tax income, as defined. For the year ended September 30, 1993, MIP compensation was $778,000. There was no compensation under this plan during the years ended September 30, 1994 and 1992.
[page 31 of Annual Report]
14.  Capital and Regulatory Requirements

     The Company's broker-dealer subsidiary is subject to the net capital rule adopted and administered by the New York Stock Exchange, Inc. ("NYSE") and the SEC.

     Advest has elected to compute its net capital under the alternative method of the rule which requires the maintenance of minimum net capital equal to 2% of aggregate debit balances arising from customer transactions, as defined. The NYSE also may require a member firm to reduce its business if net capital is less than 4% of aggregate debit balances and may prohibit a member firm from expanding its business and declaring cash dividends if net capital is less than 5% of aggregate debit balances. As of September 30, 1994, Advest's regulatory net capital of $30,595,000 was 9% of aggregate debit balances and exceeds required net capital by $24,046,000.

     Under state bank regulatory restrictions, the Bank is required to maintain a minimum level of capital and to limit annual dividends to the total of the current and prior two years retained net income. As a result of these restrictions, the Bank with an accumulated deficit at September 30, 1994 is prohibited from declaring dividends.

     The Federal Deposit Insurance Corporation ("FDIC") requires most banks to establish and maintain leverage capital of 4% to 5%. Pursuant to a Memorandum of Understanding (the "MOU") with the Regional Director of the FDIC and the Banking Commissioner of the State of Connecticut, the Bank is required to exercise all reasonable good faith efforts to achieve (generally within unspecified time periods) certain goals, including among others: to achieve and maintain a leverage capital ratio of at least 6% and comply with existing risk-based capital requirements, to ensure that there are adequate loan loss reserves and quarterly evaluations of such reserves, to reduce the level of adversely classified assets to not more than 40% of total capital and reserves, and to provide periodic progress reports to regulatory agencies.

     At September 30, 1994, the Bank's leverage capital ratio was 6.32%, which slightly exceeded the regulatory requirements. In addition, the Bank must maintain risk-based capital of 8.0%, including at least 4.0% Tier 1 capital. At September 30, 1994, the Bank's total risk-based capital ratio was 10.44% and the Tier 1 ratio was 9.18%, which exceeded the regulatory requirements.

15.  Income Taxes

    As discussed in Note 1, the Company adopted SFAS 109 as of October 1, 1993. The cumulative effect of adopting SFAS 109 did not have a material impact on the Company's financial condition or results of operations.

     The provision for income taxes for the three years ended September 30, 1994 consists of the following:

                                             Liability
   In thousands                             Method           Deferred Method
                                               1994           1993         1992
   Current:
     Federal                                $    --       $   --     $    603
     State and local                          1,015          800          175
                                            -------      -------       ------
                                              1,015          800          778
                                            -------      -------       ------

     Deferred:
       Federal                                  1,280           --         (603)
       State and local                              7           --           --
                                              -------      -------       ------
                                                1,287           --         (603)
                                              -------      -------       ------
     Provision for income taxes,
       net of extraordinary credit            $ 2,302       $  800     $    175
                                              =======      =======       ======
     At September 30, 1994, deferred tax assets and liabilities were comprised of:

     In thousands   Deferred tax assets:
                      Provision for losses                     $4,338
                      Employee benefits                         3,759
                      Net operating loss carryforwards            830
                      General business tax credits                633
                      Other                                       303
                                                               ------
                      Total deferred tax assets                $9,863
                                                               ======

                    Deferred tax liabilities:
                      Tax loan loss reserve in
                        excess of base year                    $  764
                      Depreciation                                162
                      Investment income                         1,899
                      Partnership basis difference              2,919
                      Other                                       259
                                                               ------
                      Total deferred tax liabilities           $6,003
                                                               ------
                      Net deferred tax asset                   $3,860
                                                               ======

    The Company will only recognize a deferred tax asset when, based on available evidence, realization is more likely than not. Accordingly, at September 30, 1994, the Company has recorded no valuation allowance against federal deferred tax assets based on sufficient anticipated future earnings. On the date SFAS 109 was adopted, a valuation reserve of $575,000 was established to cover state net operating loss carryforwards which were not expected to be realized due to short carryforward time periods. At September 30, 1994, the valuation reserve was $1,360,000 reflecting additional state operating loss carryforwards. At September 30, 1994, federal and state net operating losses were approximately $2.5 million (expiring in 2008) and $11.8 million, respectively. The state net operating loss carryforwards expire in various years between 1995 and 1999. General business credit carryforwards expire in 2004.

[page 32 of Annual Report]
     For the two years ended September 30, 1993, the principal components of deferred tax expense (benefit) were:

     (In thousands)                                    1993          1992

     Provision for losses                          $  1,674       $(2,477)
     Employee benefits                                1,185           376
     Investment income                                  632           370
     Impact of operating losses                      (3,350)        1,422
     Depreciation                                      (136)         (211)
     Other                                               (5)          (83)
                                                    -------        ------
                                                    $    --        $ (603)
                                                    =======        ======

     A reconciliation of the difference between the statutory federal income tax rate and the effective income tax rate follows for the three years ended September 30, 1994:

     Percent of pre-tax income (loss)         1994       1993        1992
     Statutory income tax rate                34.0%     34.0 %      (34.0)%
     State and local income taxes,
       net of federal tax effect              12.6       6.5          3.9
     Rate differential due to carryforward
       of net operating losses                  --     (26.1)          --
     Tax-exempt interest income               (4.6)     (2.7)        (5.0)
     Intangible assets                         1.6      (2.2)         8.0
     Dividend income                           (.3)     (0.1)        (1.5)
     Effect of limitation on operating
       loss carrybacks                          --        --         29.6
     Other                                     (.3)      0.5          2.9
                                             -----     -----        -----
     Effective income tax rate                43.0%      9.9%         3.9%
                                             =====     =====        =====

     As of September 30, 1994, the Bank's allowance for possible loan losses for federal income tax purposes was approximately $5,324,000 of which $3,369,000 represents reserves that arose in tax years beginning before December 31, 1987 (base year amount). A deferred tax liability has not been recognized for possible loan losses to the extent of the base year amount. If the reserve were to be used for any purpose other than to absorb loan losses or if the Bank's qualifying assets as defined by the Internal Revenue Code are less than 60% of total assets, a federal income tax liability could be incurred. It is not anticipated that the reserve will be made available for other purposes or that qualifying assets will be less than 60%.

16.  Commitments and Contingent Liabilities

     Leases

     The Company conducts all of its operations from leased premises, and leases data processing and communications equipment under noncancelable operating leases primarily varying from one to ten years, with certain renewal options for similar terms. Minimum rentals based upon the original terms (excluding taxes, insurance and maintenance expenses which also are obligations) are (in thousands):

                                                Data processing
     Fiscal year ended             Office       & communications
     September 30,               facilities        equipment          Total

      1995                         $ 8,244           $ 3,244        $11,488
      1996                           4,927             3,216          8,143
      1997                           3,467             3,216          6,683
      1998                           2,925             3,200          6,125
      1999                           2,273             1,050          3,323
      2000 and thereafter            7,218                --          7,218
                                   -------           -------        -------
                                   $29,054           $13,926        $42,980
                                   =======           =======        =======

     Rental expense under these leases was $9,938,000, $10,079,000 and $11,635,000 for the years ended September 30, 1994, 1993 and 1992, respectively.

     Loan guarantees and letters of credit

     The Company has guaranteed loans to certain of its employees from two third party lenders. At September 30, 1994 and 1993, the total principal outstanding on these loans was $75,000 and $306,000, respectively. It was not practicable to estimate the fair value of these guarantees as no market exists for the loans.

     Billings Management Company ("BIM"), a subsidiary of Billings, acts as general partner in various real estate limited partnerships. Two of these partnerships were co-managed with affiliates of Colonial Realty Company ("Colonial"), a New England-based real estate investment and management company. On September 14, 1990, BIM assumed managing general partner responsibilities shortly before certain Colonial entities came under the protection of the Bankruptcy Court. Under the terms of one of the partnership agreements, the Company has guaranteed half of an institutional loan to the partnership for which the partnership has pledged individual investor notes as collateral. At September 30, 1994 and 1993, respectively, AGI's guarantee covered borrowings in the amount of $915,000 and $1,881,000. It was not practicable to estimate the fair value of these guarantees as no market exists for the loan or the investor notes.

     At both September 30, 1994 and 1993, Advest was contingently liable under bank letter of credit agreements in the amount of $1,232,000, which are collateralized by securities held in customer accounts. The fair values of these agreements approximates $8,000 for both September 30, 1994 and 1993.

     At September 30, 1994 and 1993, the Bank was contingently liable under standby letters of credit and commitments to extend credit to its customers in the amount of $30,006,000 and $22,836,000, respectively. The value of collateral held for letter of credit commitments as of September 30, 1994 varies from 0% to 466% of individual commitments with an average of 29%. The fair values of lending commitments and standby letters of credit were approximately ($122,000) and ($100,000) at September 30, 1994 and 1993,
     respectively.
[page 33 of Annual Report]

     Derivatives

     Advest Bank enters into derivative financial instruments as part of its interest rate risk management strategy. The derivatives used by the Bank as part of this program are interest rate swap and cap contracts. These swaps and caps are intended to maintain a targeted level of net interest margin between the return on the Bank's interest earning assets and the cost of funds. Interest rate swaps involve the exchange of fixed and floating rate interest payments based on an underlying notional amount.
     The notional values do not represent direct credit exposures. The Bank's credit exposure is limited to the net difference between the calculated pay and receive amounts on each transaction which is generally netted and paid quarterly. Interest rate cap contracts provide that in exchange for the payment of an initial premium, the Bank will receive payments from the counterparty in the event that interest rates rise above a predetermined level (the "strike rate"). The Bank enters into swap and cap contracts with counterparties that are either highly rated or are federal agencies. In addition, the Bank pledged outstanding letters of credit of $400,000 from the Federal Home Loan Bank of Boston as security for $5,000,000 of interest rate swaps. No amounts have been drawn against these letters of credit. The following table illustrates the Bank's outstanding swap and cap contracts at September 30, 1994:

                           Maturities of Derivative Products       Balance    Balance
In thousands             1995    1996    1997    1998     1999     9/30/94    9/30/93
Interest Rate Swaps:
  Notional Value       $25,000  $7,500  $10,000 $5,000  $5,000     $52,500   $47,500
  Weighted Average
     Received Rate       4.922%  4.870%  5.058%  5.000%  4.750%     4.932%    3.211%
  Weighted Average
     Pay Rate            5.498%  9.353%  6.350%  8.790%  7.090%     6.676%    6.632%
  Fair Value           $    14  $ (292) $  151  $ (192) $   48     $  (271)   (3,305)

Interest Rate Caps:
  Notional Value       $15,000      -- $ 5,000      --      --     $20,000   $15,000
  Strike Rate              4.0%     --     5.5%     --      --          --        --
  Unamortized Premium  $    64      -- $   170      --      --     $   234   $   149
  Fair Value           $   142      -- $   237      --      --     $   379   $    77
                       -------  ------ -------  ------  ------     -------   -------
Total Notional Value   $40,000  $7,500 $15,000  $5,000  $5,000     $72,500   $62,500
                       =======  ====== =======  ======  ======     =======   =======

     In the absence of these interest rate swaps, net interest income would have been higher by approximately $1,361,000 in 1994, $1,619,000 in 1993 and $1,379,000 in 1992. In the absence of these cap contracts, net interest income would have been higher by approximately $64,000 in 1994 and $22,000 in 1993.

     Litigation

     The Company has been named as defendant in various legal actions some of which claim substantial damages. The actions have arisen principally from the securities and investment banking business.

     In the opinion of management, based on discussions with counsel, the outcome of these matters will not result in a material adverse effect on the results of operations and financial condition of the Company.


17.  Financial Instruments With Off-Balance-Sheet and
     Concentrations of Credit Risk

     In the normal course of business, Advest's securities activities involve execution, settlement and financing of various securities transactions for customers. These activities may expose Advest to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations.

     In accordance with industry practice, Advest records securities transactions executed on behalf of its customers on settlement date which is generally five business days after trade date. The risk of loss on these transactions is identical to settled transactions and relates to the customer or brokers and dealers inability to meet the terms of their contracts. Advest generally conducts business with brokers and dealers located in the New York metropolitan area that are members of the major securities exchanges. The general profile of Advest's customers is discussed in Note 1.

     For transactions in which Advest extends credit to customers, it seeks to control the risk associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. Advest monitors required margin levels daily and, pursuant to such guidelines, requests customers to deposit additional collateral, or liquidate securities positions when necessary.

     Advest's collateralized financing activities require it to pledge customer securities as collateral for various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligations, Advest may be exposed to off-balance-sheet risk of acquiring securities at prevailing market prices. The Company monitors the credit standing of counterparties with whom it conducts business.
[page 34 of Annual Report]
     Risk is further controlled by monitoring the market value of securities pledged on a daily basis and by requiring adjustment of collateral levels as needed.

     Advest has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. These obligations are recorded in the financial statements at the September 30, 1994 and 1993 market values of the related securities. Advest will incur a loss if the market value of the securities increases subsequent to September 30, 1994.

     The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments involve, to varying degrees, elements of credit and interest rate risk. The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument is represented by the contractual amount of these instruments.

     The Bank uses the same credit policies in making commitments as it does for existing loans and management believes that the Bank controls the risk of these financial instruments through credit approvals, limits and monitoring procedures. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.

     Since many of the commitments could expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on credit evaluation of its customer. Collateral held varies but may include income-producing commercial properties, accounts receivable, inventory and property, plant and equipment.

     Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of customers to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in standing loan facilities to customers. The Bank holds real estate and marketable securities as collateral supporting those commitments for which collateral is deemed necessary.

     The Bank has also entered into interest rate swap agreements to facilitate the matching of assets and liability maturities. Entering into interest rate swap agreements involves not only the risk of dealing with counterparties and their ability to meet the terms of the contracts but also the interest rate risk associated with unmatched positions. The Bank minimizes the credit risk by performing credit reviews on the swap counterparties and minimizes the interest rate risk by its asset and liability management policies. Notional principal amounts have been used to express the volume of these transactions, but the amounts potentially subject to credit risk are smaller.

18.  Segment Reporting

     The Company operates principally in the financial services and banking industries. Operations in the financial services industry include agency transactions, principal transactions, investment banking, asset management and consulting. The banking operations include mortgage, leasing and other lending and investment of funds generated from borrowings and customer deposits. Financial information by industry segments for the three years ended September 30, 1994 are summarized as follows:

                                Financial
     In thousands               services    Banking     Other   Consolidated
     1994

     Total revenues             $181,389   $ 23,185  $    655     $205,229
     Operating income (loss)      12,874     (1,480)   (6,039)       5,355
     Identifiable assets         508,001    353,150    23,704      884,855
     Capital expenditures          7,001        313        --        7,314
     Depreciation                  2,075        141         3        2,219
     Amortization                  4,507        149       192        4,848

     1993

     Total revenues             $177,232   $ 24,379  $    420     $202,031
     Operating income (loss)      15,045     (2,102)   (4,872)       8,071
     Identifiable assets         464,922    388,983    31,264      885,169
     Capital expenditures          2,750        110        --        2,860
     Depreciation                  1,778        114         2        1,894
     Amortization                  3,483      1,043       193        4,719

     1992

     Total revenues             $186,854   $ 32,806  $    221     $219,881
     Operating income (loss)      18,628     (8,133)  (14,917)      (4,422)
     Identifiable assets         361,275    406,421    28,609      796,305
     Capital expenditures          1,257        249         1        1,507
     Depreciation                  1,947        144         5        2,096
     Amortization                  5,515         51       194        5,760


19.  Related Parties

     As of September 30, 1994 and 1993, loans to related parties made by the Bank totaled approximately $4,271,000 and $4,215,000, respectively. There were approximately $1,297,000 of new loans and $1,241,000 of repayments during 1994. Related parties include directors and executive officers of the Company, and their respective affiliates in which they have a 10% or more interest. Such loans were made in the ordinary course of business and at terms substantially comparable to loan transactions with others. As of September 30, 1994, all loans to related parties were performing.

    [page 35 of Annual Report]

                                        ---------------------------------------------------------------------------------
                                        Quarterly Financial Information (unaudited)

                                        ------------------------------------         ------------------------------------
    In millions, except                 1994 by fiscal quarters                      1993 by fiscal quarters
                                        ------------------------------------         ------------------------------------
    per share data                         1st      2nd      3rd      4th               1st      2nd      3rd      4th
    ---------------------------------------------------------------------------------------------------------------------
    Cash dividends per common share     $-       $-       $-       $-                $-       $-       $-       $-
    Stock price range:  High            $8-1/8   $6-7/8   $6-1/4   $5-1/2            $6-1/2   $7-3/4   $7-3/8   $7-3/8
                                Low     $6-3/8   $6       $5       $5                $5-1/2   $5-1/2   $5-3/4   $5-3/4
    Revenues                            $56.3    $52.0    $47.8    $49.1             $50.2    $49.2    $48.5    $54.1
    Income (loss) before income taxes
        and extraordinary credit        $3.8     $0.5     $0.4     $0.7              $2.1     $1.6     $2.0     $2.4
    Income (loss) before extraordinary c$2.2     $0.3     $0.2     $0.4              $1.5     $1.0     $1.2     $1.5
    Extraordinary credit - utilization
         of operating loss carryforwards$-       $-       $-       $-                $0.4     $0.5     $0.6     $0.6
    Net income (loss)                   $2.2     $0.3     $0.2     $0.4              $1.9     $1.5     $1.8     $2.1
    Net income (loss) per common share:
      Before extraordinary credit       $.24     $.03     $.02     $.05              $.16     $.10     $.12     $.16
      Extraordinary credit              $-       $-       $-       $-                $.04     $.05     $.07     $.06
      Net income (loss)                 $.24     $.03     $.02     $.05              $.20     $.15     $.19     $.22
    ---------------------------------------------------------------------------------------------------------------------

    Shareholder Information

    Annual Meeting
    The annual meeting of stockholders will be held at the Sheraton Hotel, Hartford, CT on January 26, 1995 at
    10:30 A.M. Proxy statements and proxies are being mailed to stockholders of record as of December 12, 1994. As of September 30, 1994 there were 1,064 common stocholders of record.

    Additonal Information-Form 10K
    One copy of the Company's annual report on Form 10K to the Securities and Exchange Commission will be provided at no charge upon written request to the Corporate Communi-cations Dept., The Advest Group, Inc.

    The Advest Group, Inc. is listed on the New York Stock
    Exchange under the symbol ADV.
    Registrar and Transfer Agent
    Fleet Bank N.A.
    Stock Transfer Department
    P.O. Box 366
    Providence, RI 02901