Form 10-K, Exhibit 13
period 1995-09-30
ADVEST GROUP INC
filed 1995-12-22
CIK 319489

Exhibit 13

[page 9 of Annual Report]

Five Year Financial Summary

                                  For the years ended September 30,
-------------------------------------------------------------------------------------------------------------
In thousands, except per share amounts
                                       1995           1994           1993           1992           1991
-------------------------------------------------------------------------------------------------------------
Revenues
  Commissions:
    Listed                         $    39,773    $    36,284    $    39,199    $    40,208    $    37,306
    Mutual Funds                          22,693         22,337         21,448         18,472         12,439
    Over-the-counter                      12,554         10,374          9,527          9,699          6,961
    Insurance                              4,487          5,164          3,634          3,260          2,629
    Options                                3,071          2,570          2,407          3,237          3,904
    Other                                  1,686          2,761          1,620          1,626          2,683
                                  ---------------------------------------------------------------------------
                                          84,264         79,490         77,835         76,502         65,922
                                  ---------------------------------------------------------------------------
  Interest:
    Loans                                 20,005         19,016         19,615         23,094         29,704
    Margin accounts                       23,761         17,868         14,158         17,990         18,227
    Investments                            6,132          6,793          6,227          8,738         18,330
    Securities inventory                   1,470          1,016          1,015            970          1,053
    Other                                  4,714          1,391          1,428          1,985          2,689
                                  ---------------------------------------------------------------------------
                                          56,082         46,084         42,443         52,777         70,003
  Principal transactions                  41,424         32,297         33,662         40,364         38,102
  Investment banking                      17,470         25,743         31,102         30,675         22,787
  Asset management and administrat        16,810         16,399         14,111         15,669         12,818
  Gain on sale of investment advisory
      business, net                       10,092           --             --             --             --
  Other                                    6,491          5,216          2,878          3,894          2,614
                                  ---------------------------------------------------------------------------
Total revenues                           232,633        205,229        202,031        219,881        212,246
                                  ---------------------------------------------------------------------------
Expenses
  Compensation and benefits              121,611        114,800        111,615        110,474         98,534
                                  ---------------------------------------------------------------------------
  Interest:
    Deposits                              11,002          9,613         11,290         18,018         30,538
    Brokerage customers                    9,928          6,342          5,383          6,690          9,511
    Borrowings                             4,704          5,064          5,120          5,110          4,942
    Other                                  4,932          1,565          1,229          1,618          2,170
                                  ---------------------------------------------------------------------------
                                          30,566         22,584         23,022         31,436         47,161
  Occupancy and equipment                 17,123         15,508         15,516         17,663         19,035
  Communications                          18,418         18,662         16,627         14,771         14,202
  Provision for credit losses and
     asset devaluation                    10,338          5,411          4,292         26,444         16,857
  Professional                             5,468          6,231          5,248          5,160          6,350
  Business development                     4,204          4,532          4,033          3,908          2,866
  Brokerage, clearing and exchange         3,922          3,693          3,579          3,654          4,082
  Provision for restructuring               --             --             --            1,020           --
  Other                                    9,222          8,453         10,028          9,773         11,783
                                  ---------------------------------------------------------------------------
Total expenses                           220,872        199,874        193,960        224,303        220,870
                                  ---------------------------------------------------------------------------
Income (loss) before income taxes
  and extraordinary credit                11,761          5,355          8,071         (4,422)        (8,624)
Provision (benefit) for income tax         5,410          2,302          2,903            175         (1,740)
                                  ---------------------------------------------------------------------------
Income (loss) before
   extraordinary credit                    6,351          3,053          5,168         (4,597)        (6,884)
Extraordinary credit - utilization
    of operating loss carryforward          --             --            2,103           --             --
                                  ---------------------------------------------------------------------------
Net income (loss)                  $      6,351   $      3,053   $      7,271   $     (4,597)  $     (6,884)
                                  ===========================================================================
Per share data
Primary net income (loss)          $        0.73  $        0.34  $        0.79  $       (0.48) $       (0.70)
Net income (loss) assuming full di $        0.71  $        0.34  $        0.75  $       (0.48) $       (0.70)
Book value                         $        9.42  $        8.62  $        8.16  $        7.22  $        7.52

Other data
Total assets                       $  830,815     $  884,855     $  885,182     $  796,102     $  904,899
Shareholders' equity               $    78,932    $    73,980    $    73,989    $    67,656    $    73,178
Subordinated borrowings            $    20,552    $    20,997    $    21,375    $    21,671    $    21,835
Long-term borrowings               $    17,240    $    30,388    $    15,038    $    11,688    $    17,300
Return on average equity                   8.40%          4.10%         10.20%            *              *
Average common and common equivalent
  shares outstanding                       8,735          8,997          9,248          9,598          9,832


 * As a result of net losses in 1992 and 1991, this item is not meaningful.

                                                                            31

[page 10 of annual report]
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS

Business Environment
The Advest Group, Inc. ("AGI"), together with its subsidiaries
(the "Company"), provides diversified financial services including securities brokerage, trading, investment banking, consumer lending and asset management. Advest, Inc. ("Advest"), a regional broker/dealer and the Company's principal subsidiary, provides brokerage, investment banking and asset management services to retail and institutional investors through some 85 sales offices in 16 states and Washington, DC. Advest Bank (the "Bank"), an FDIC-insured, Connecticut chartered savings bank, offers residential mortgage lending and trust services primarily in the northeast and through Advest's branch network. Other subsidiaries include Boston Security Counsellors ("BSC"), an investment management company serving private clients and, until their sale in the current year, the Company's proprietary mutual funds and Billings & Co., Inc. ("Billings"), a company specializing in private placement offerings primarily in real estate.
     All aspects of the Company's business are highly competitive and impacted by regulatory and other factors outside of its control, including general economic and financial conditions, particularly in the northeastern United States, the volume and price levels of securities markets, the demand for investment banking services and interest rate volatility. The Company closely monitors its operating environment to enable it to respond promptly to market cycles. In addition, the Company seeks to lessen earnings volatility by controlling expenses, increasing fee-based business and developing new revenue sources. Nonetheless, operating results of any individual period should not be considered representative of future performance.
     For the year ended September 30, 1995, the Company reported net income of $6.4 million ($.73 per share) compared with net income of $3.1 million ($.34 per share) in 1994 and income before extraordinary credit of $5.2 million ($.56 per share) in 1993. Fiscal 1993 benefited from a $2.1 million extraordinary credit from the utilization of net operating loss carryforwards resulting in net income of $7.3 million ($.79 per share).

Advest, Inc.
The securities markets rebounded during the first three calendar quarters of 1995 after a dismal 1994. Corporate restructurings, together with lower interest rates, contributed to strong earnings of corporate issuers, and led the DOW and other major stock indices to record highs. Despite continued concerns of an expected correction, the DOW closed at 4789 on September 30, 1995, a 25% increase from the prior year. The S&P 500, at 584, and the NASDAQ Composite, at 1044, gained 26% and 37%, respectively, during the past twelve months. For the securities industry generally, a 43% year to year increase in the fourth quarter lifted an otherwise mediocre underwriting year. The level of new stock issues surged in the September 1995 quarter as corporate issuers took advantage of higher stock prices to raise capital and most issues sold at levels above their filing range. Related underwriting fees rose significantly in the same quarter due to higher fees from stock issues compared with debt issues. For the first three calendar quarters of 1995, bond underwritings were down 9% from the year earlier period. Driven by industry consolidations, merger and acquisition activities achieved record levels during the first three quarters of calendar 1995.
     Advest reported pre-tax income for fiscal 1995 of $12.9 million, an increase of 13% from $11.4 million in the prior year. Net revenues, total revenues less interest expense, increased 7% to $179.2 million. Year to year revenue gains were posted for principal transactions, up 27%, net interest, up 20%, asset management activities, up 11%, commissions, up 6%, and other revenues, up 28%. Current year investment banking revenues declined 31%, despite a 17% year to year fourth quarter increase reflective of the industry trend. Net expenses (total expenses excluding interest), increased 6% to $166.3 million, primarily due to increased compensation and computer equipment costs.

Advest Bank
During the current year, the Bank took action to enhance future operating results by evaluating alternatives to expedite the disposition of its nonperforming assets ("NPAs"). Through December 1994, the Bank managed its NPAs primarily by acquiring title to the properties through foreclosure and marketing the foreclosed properties at fair value. This process has been prolonged due to the sluggish economic conditions prevalent in the Northeast, and in particular Connecticut, where the Bank's commercial lending is concentrated. During the first half of fiscal 1995, the Bank sold $14.5 million of NPAs and commercial real estate loans in bulk sale transactions at discounts to carrying value and recorded charges of $2.8 million. During the third quarter, the Bank's Board of Directors approved and adopted an accelerated asset disposition plan with the objectives of allowing Bank management to focus on its residential mortgage banking and trust businesses and expediting conditions under which a Memorandum of Understanding ("MOU") the Bank is subject to would be lifted or modified (See Note 2). In accordance with the accelerated asset disposition plan, the Bank recorded loss provisions of $6.0 million in the third quarter to write down assets targeted for accelerated disposition. Under the plan, $.5 million of supplementary provisions were booked in the fourth quarter to adjust third quarter estimates as additional information became available. Substantial discounts to carrying value were required for assets targeted for accelerated disposition in order to attract buyers of distressed assets.
     A further objective of the accelerated asset disposition plan was to substantially improve the risk profile of the Bank's

[page 11 of Annual Report]

 balance sheet by reducing its commercial loan portfolio. During fiscal 1995, the Bank's commercial real estate mortgage portfolio decreased by $50 million (47%) to $56 million at September 30, 1995 (24% of total Bank loans). In addition, under the plan, the Bank transferred $4.6 million of NPAs to AGI on September 30, 1995. The transferred assets, which include $1.3 million under sales contracts, are expected to be sold during fiscal 1996. To preserve compliance with regulatory capital requirements, an additional component of the accelerated asset disposition plan was to reduce the Bank's asset base. Accordingly, total Bank assets declined $84.2 million in fiscal 1995.
     The Bank posted a $9.3 million pre-tax loss for the year compared with a loss of $1.5 million in fiscal 1994. The Bank recorded total loss provisions of $10.1 million for fiscal 1995, including those required by the implementation of the accelerated asset disposition plan as well as the bulk sales consummated in the first half of the year. At September 30, 1995, the Bank's NPAs were $3.1 million (1% of total bank assets) compared with $21.7 million (6% of total bank assets) a year earlier.
     As a result of the current year's operating loss, the Bank's leverage capital ratio was 5.03% which exceeded the 4% regulatory requirement but was below the 6% required by the MOU. See further discussion under the caption Liquidity and Capital Resources - Advest Bank. At September 30, 1995, the Bank's risk-based and Tier 1 capital ratios were 8.61% and 7.40%, respectively, which met both the regulatory and MOU requirements.
     The following table summarizes 1995 activity for NPAs and commercial loans of the Bank, including the impact of the accelerated asset disposition plan.

-----------------------------------------------------------------
                                                       Commercial
                                        Nonperforming performings
------------------------------------------------------------------
In thousands                             OREO     Loans     loans
------------------------------------------------------------------
Balance at September 30, 1994       $13,414    $8,328  $107,212

New NPAs                                 80     4,469     (4,469)
Transferred to performing                --     (1,063)   1,063

Sales proceeds through March 31, 1995 (1,643)     (733)   (9,144)
Related OREO provisions and loan
  charge-offs                           (461)     (430)     (676)

Transfers from Loans to OREO          2,830     (2,830)      --

Sales proceeds (under accelerated
  asset disposition plan)             (2,764)     (724)  (19,004)
Related OREO provisions and loan
  charge-offs                         (3,346)   (2,569)     (400)

Assets transferred to AGI             (2,950)   (1,635)      --
Loan amortization and payoff, less
     advances on loans                   --        --    (14,795)
Other payments and charge-offs, net   (2,311)   (2,523)      --
------------------------------------------------------------------
Balance at September 30, 1995      $  2,849  $    290  $ 59,787
                                    ==============================
------------------------------------------------------------------
Other
During 1995, the Company sold the investment advisory business related to its proprietary mutual funds in three separate transactions. In the first quarter, a pre-tax gain of $.8 million was realized from the sale of the business related to the Scottish Widows International Fund to an unrelated third party. During the third quarter, the businesses related to the six taxable and three non-taxable funds, respectively, in the Advantage Family of Funds ("Funds") were sold to two other unrelated third parties for total consideration of $11.2 million. Net of expenses, the Company realized a pre-tax gain of $9.3 million from the two transactions. The total gain from all sales was $10.1 million and is reported as a separate line item on the 1995 Consolidated Statements of Earnings. As a result of the sales, Advest's operating results are expected to benefit because it will no longer pay up front commissions to its brokers on Advantage fund sales. This anticipated benefit should substantially negate the decline in BSC's results (discussed below), consequently,the impact of the sales on future consolidated results of operations is not expected to be material, although there can be no assurance of this.
     BSC reported pre-tax earnings of $1.1 million for the current year compared with a record $1.6 million in 1994. Prior to the sale of the Company's investment advisory business related to its proprietary mutual funds, management fees related to the Funds accounted for more than 70% of BSC's revenue. Although, BSC's costs have significantly declined, primarily as a result of staff reductions related to the Funds sales, its operating results will be materially impacted by the sale of the advisory business.

     Billings Management Company ("BIM"), a subsidiary of Billings, has served as managing general partner of a real estate limited partnership since 1990 when the original general partner filed for bankruptcy protection. As a result, Billings has made advances through charges to income to the partnership to cover cash flow deficiencies. Over the past two years, the deficiencies have declined substantially resulting in a favorable impact on Billings' pre-tax results. Currently, the partnership property is fully occupied, with a waiting list, and generates sufficient cash flow from operations to meet its needs. In January 1993, a class action lawsuit on behalf of the limited partners was certified.
On December 24, 1994, the US District Court for the District of Connecticut signed an order approving a stipulation of settlement whereby the plaintiffs retained their equity interests in the partnership in exchange for annual cash distributions through 2004 and a substantial reduction in partnership debt. The settlement was finalized on January 27, 1995. Management expects that the partnership will generate sufficient cash flow to meet the cash distributions through 2004. However, should funds not be sufficient the Company will be required to make supplementary cash payments to the partnership. The settlement did not have a material impact on the Company's financial condition or 1995 results of operations. Billings pre-tax operating results improved $.8 million and $.5 million, respectively, in fiscal 1995 and 1994.

[page 12 of Annual Report]
Results of Operations
Net income for the years ended September 30, 1995, 1994 and 1993 was $6.4 million, $3.1 million and $7.3 million, respectively. The following table summarizes percentage changes for revenues, expenses and pre-tax income for the three years in the period ended September 30, 1995.

---------------------------------------------------------------
                             %                 %
                             Increase          Increase
In thousands         1995  (Decrease)  1994  (Decrease) 1993
---------------------------------------------------------------
Revenues
    Commissions    $ 84,264   6.01%  $ 79,490   2.13%  $ 77,835
    Interest         56,082   21.70     46,084   8.58     42,443
    Principal
     transactions    41,424   28.26     32,297  (4.06)  33,662
    Investment
     banking         17,470  (32.14)    25,743 (17.23)  31,102
    Asset
     management and
     administration  16,810    2.51     16,399  16.21   14,111
    Gain on sale of investment
     advisory
     business, net   10,092   --         --      --         --
    Other             6,491   24.44      5,216  81.24    2,878
                  ---------------------------------------------
                    232,633    3.35     205,229  1.58  202,031
    Interest
     expense         30,566   35.34      22,584 (1.90)  23,022
                   --------------------------------------------
Net revenues        202,067   10.63     182,645  2.03   179,009
                   --------------------------------------------
Non-interest
 expenses           190,306    7.34     177,290  3.72   170,938
                   --------------------------------------------
Pre-tax income     $ 11,761 119.63%  $   5,355 (33.65%)$   8,071
                    ============================================
----------------------------------------------------------------
     Net revenues were $202.1 million in the current year compared with $182.6 million in 1994, an increase of 11%. Increases were posted in all revenue categories, except investment banking, with significant gains in revenue from principal transactions and net interest. Non-interest expenses increased 7% primarily due to higher sales-driven compensation, incentives and employee insurance, increased equipment costs associated with technology upgrades and loss provisions at the Bank related to the accelerated asset disposition plan.
     In fiscal 1994, net revenues were $182.6 million, a $3.6 million (2%) increase over 1993. Increases were posted in most revenue categories, with significant gains in net interest, asset management and other revenues. However, a $5.4 million (17%) decline in investment banking revenue offset these gains to a large extent. Total expenses, excluding interest, increased 4% with employee compensation costs, communications expenses and loss provisions at AGI level accounting for most of the increase.

Commissions
Commission revenue rose $4.8 million (6%) to $84.3 million in the current year, the highest level since fiscal 1987. Significant revenue gains in the second half of the fiscal year, including a 45% increase in the fourth quarter, offset a 17% decline through the first six months. Commissions on over-the-counter issues increased $2.2 million (21%) and listed securities increased $4.0 million (10%). Mutual fund sales, including distribution and deferred sales charges, increased $.4 million (2%) in 1995 as a result of a $2.0 million (42%) fourth quarter gain. Sales of commodities and insurance products declined $.9 million (54%) and $.7 million (13%), respectively.
     In 1994, commissions rose $1.7 million (2%) to $79.5 million. Through the first half of the fiscal year, commission revenue increased $6.9 million, an 18% pace, however, various factors, most notably higher interest rates, negatively impacted stock volume and prices during the remainder of the year. Sales of insurance products, primarily tax deferred annuities, increased $1.5 million (42%). Revenue from mutual funds increased $.9 million (4%) and commissions from commodity trading more than doubled to $1.6 million. Commissions on over-the-counter stocks increased $.8 million (9%) from 1993 while sales of listed issues declined $2.7 million.

Principal Transactions
Revenue from principal transactions includes realized and unrealized gains and losses on Advest's securities inventory and related sales credits. Advest enters into derivative transactions to hedge certain trading positions, primarily municipal bonds. Derivatives are marked to market daily with unrealized gains and losses reflected in revenue from principal transactions. (Further discussion of derivatives is under the caption "Derivative Financial Instruments" and in Notes 1 and 17.) Advest holds only nominal inventory positions of high yield securities. Gains and losses on the Bank's trading and available for sale securities are reflected in revenue from principal transactions.
     Current year revenues were $41.4 million, a $9.1 million (28%) increase over 1994 and a record high for the Company. Revenue gains were posted across the board. Commissions on equities gained $2.9 million (29%) and related trading profits rose $.9 million (155%), reflecting the market rally in the second half of the year. Sales credits on debt securities increased $2.0 million (9%), led by commissions on municipal bonds which increased $3.0 million, due to strong sales in the first half of the year. In the second half, municipal sales slowed significantly due to investor concerns about tax changes, specifically the possibility of a flat tax.

[page 13 of Annual Report]

 During 1995, sales credits increased $1.1 million for government zero coupon securities. Commissions on mortgage-backed obligations declined $2.0 million. Trading profits on municipal, government and corporate bonds increased $2.0 million, $.5 million and $.4 million, respectively. Advest posted a $.1 million loss from derivative transactions in the current year compared with a negligible loss in 1994. The Bank posted a small loss from principal trading in the current year.
     Revenue declined $1.4 million (4%) to $32.3 million in fiscal 1994, as first quarter gains were more than offset by subsequent declines, primarily in the fourth quarter. Equity commission gains of $1.1 million (12%) during fiscal 1994, were negated by a $1.1 million (5%) decline in sales credits from debt securities, primarily government and mortgage-backed obligations. Trading profits were lower on most firm inventories, particularly municipal and corporate bonds which collectively declined $.8 million. The Bank posted a $.3 million loss on its portfolio compared with a small profit in fiscal 1993.

Investment Banking
To generate investment banking revenue, Advest manages and participates in underwritings of corporate and municipal securities and closed-end funds. Advest also provides merger and acquisition services and other consulting and valuation activities. In general, the Company does not participate in bridge financing activities, however, during 1995, Advest provided such financing in one underwriting deal as discussed below. Advest's Corporate Finance Department concentrates its efforts on raising capital for mid-size companies, primarily in the banking, insurance, high tech and health care industries. Public Finance Divisions services healthcare and educational institutions as well as state and local issuers. Lyons, Zomback & Ostrowski, Inc. ("LZO"), a financial consulting subsidiary of the Company specializing in the banking and thrift industry, was merged into Advest's Corporate Finance Department in January 1994. Renamed the Financial Institutions Group ("FIG"), the unit chiefly serves as an advisor to small- and medium-sized community banks.
     Current year investment banking revenues declined $8.3 million (32%) to $17.5 million, the lowest level since fiscal 1990. Revenue from merger and acquisition services increased $3.1 million (437%) but was more than offset by declines in most other categories. Underwriting commissions declined $4.2 million (39%), reflecting a substantial decline in the number of new equity and mutual and closed-end fund offerings. Syndicate trading profits declined $1.2 million each for funds and equities. Corporate finance underwriting fees declined $1.5 million (73%) and public finance and syndicate underwriting fees declined $.5 million (54%) and $.4 million (85%), respectively, reflecting both the lower volume of new issues and lower fees. Revenue from consulting and valuation services declined $1.1 million (36%) in 1995. Revenue from the exercise of stock warrants was $1.0 million higher in fiscal 1994. On August 3, 1995, Advest provided bridge financing in the amount of $.5 million to a company for which Advest was underwriting a secondary stock offering. The loan was repaid on August 31, 1995.
     Investment banking revenues were $25.7 million in 1994, a decline of $5.4 million (17%) from 1993. Advest, excluding the FIG, posted a $4.4 million (15%) revenue decline, reflecting the negative impact of higher interest rates in the stock and bond markets. Both the volume and size of new issues declined as well as the underwriting fees earned. Syndicate participations in new debt and equity issues were down $2.8 million (21%) and mutual fund offerings declined $.5 million (14%). Corporate finance underwriting fees increased $1.1 million (101%) primarily due to two deals that closed in the first fiscal quarter, before the underwriting slowdown commenced. In addition, a $1.3 million gain was recognized on the exercise of warrants related to a prior underwriting. These gains were more than offset by declines in merger and acquisition fees, down $2.0 million (74%) and consulting and valuation service fees, down $.6 million (34%).
FIG accounted for the balance of the 1994 decline.

Asset Management and Administration
Advest's investment management department provides various services for its managed account base including client profiling, asset allocation, manager selection and performance measurement. BSC provides advisory services to a diverse clientele and, until their sale in the current year, was investment advisor for the Company's proprietary mutual funds. The Company acts as transfer agent and provides dividend disbursing and reinvestment for its formerly proprietary mutual funds as well as dividend reinvestment for more than 1,200 equities and 1,100 mutual and closed-end funds. Other services include retirement plan administration, securities custody and safekeeping.
     Current year revenues were $16.8 million, a $.4 million (3%) increase over 1994 and a record high level for the Company. Advest's revenues increased $1.3 million (11%) to $13.3 million. Advest's managed account base increased 49% to $1.6 billion during fiscal 1995 accounting for a $1.1 million increase in money management fees. Increased money market service fees accounted for the balance of the 1995 gain. BSC's revenue was $3.2 million, a $1.0 million (24%) decrease from 1994. Fourth quarter revenue declined $.8 million (73%), reflecting the third quarter sales of the Company's proprietary mutual funds. At September 30, 1995, private accounts under BSC's management were $358 million, a 222% increase from the prior year.
     Asset management and administration revenues were $16.4 million in 1994, a $2.3 million (16%) increase over 1993. BSC posted revenues of $4.3 million, up 24% from fiscal 1993. Assets under management increased 10% to $731 million, led by the proprietary mutual funds which gained 12% to $580 million. In July 1994, the Advantage Strategic Income Fund, which invests in three diverse fixed income sectors, was introduced, bringing to 10 the number of proprietary funds offered by the Company. Advest's 1994 revenues were $12.0 million, a 19% increase, and managed account assets surpassed the $1 billion mark.

[page 14 of Annual Report]

Other Income
Other income increased $1.3 million (24%) to $6.5 million in the current year. Advest revenues increased $1.2 million (25%), primarily due to a $.5 million gain on the sale of an exchange seat and higher execution and service fee income. In 1994, other income increased $2.3 million (81%) to $5.2 million as a result of higher fee income, particularly compensation paid to Advest to help defray various costs associated with marketing non-proprietary products.

Net Interest Income
Net interest income is the excess of interest income and loan fee income over interest expense and is derived primarily by the Bank and Advest. The Bank derives most of its interest income from residential and commercial loans and from investments. The Bank's loans and investments are primarily funded by interest-bearing deposits, advances from the Federal Home Loan Bank of Boston ("FHLBB") and by the Bank's equity capital. The Bank also enters into derivative transactions, including interest rate swap and interest rate cap contracts, as part of its interest rate risk management. The net costs of these contracts are accounted for as an adjustment to interest expense. (Further discussion of derivatives appears under the caption "Derivative Financial Instruments.") Advest derives interest income from financing brokerage customers margin transactions, entering into reverse repurchase agreements and stock borrowing transactions as well as from its securities inventory. Advest pays interest primarily on brokerage customer credits held for re-investment, on its stock lending activities and short and long-term borrowings.
     Current year net interest income was $25.5 million, a $2.0 million (9%) increase from 1994 and a record high level for the Company. Advest's net interest was $18.0 million, a 20% increase, primarily due to higher income from margin accounts. Higher average interest rates during the current year resulted in increased spreads between interest charged on margin accounts and the cost of funds, primarily interest paid on credit balances. Gains from higher rates were partly offset by a decline in average margin debit balances during fiscal 1995. Net revenue also increased from short-term investments and stock lending activities, as well as trading accounts, principally municipal bonds.
     The Bank's net interest income declined $.9 million (8%) during 1995. The decline is attributable to an $84.2 million (24%) decline in assets under management, partly offset by improved interest margin on average assets. The Bank's earning asset base improved to 97.2% in the current year from 93.1% in 1994, largely as a consequence of the accelerated asset disposition plan which reduced NPAs substantially. (See Note 2 and prior discussion under the caption "Advest Bank".)
     Net interest income was $23.5 million in 1994, a 21% increase over 1993 and the highest level achieved since fiscal 1990. Advest's net interest income increased $3.1 million (27%) primarily due to higher average margin debit balances throughout the year. In addition, higher interest rates resulted in greater spreads on all interest-earning assets.
     The Bank's net interest income increased $.8 million (8%) to $10.6 million in 1994 primarily due to growth of the loan portfolio and increased interest spreads as interest rates on earning assets increased more than the cost of funds. The ratio of earning assets to total assets improved to 93.1% at September 30, 1994 compared with 92.9% at the previous fiscal year end.

Non-Interest Expenses
Current year compensation costs increased $6.8 million (6%) with all of the increase coming in the fourth quarter. Advest's compensation increased $7.3 million (7%) primarily due to increased sales-driven salesmen's compensation and related incentives. BSC's compensation costs declined $.4 million (22%) due to staff reductions related to the third quarter sale of the Company's mutual fund advisory business. The Bank's compensation costs increased $.3 million primarily due to personnel additions in its mortgage lending and trust departments. Occupancy and equipment costs increased $1.6 million (10%). During the latter part of fiscal 1994 and throughout the current year, Advest upgraded the data processing network throughout its branch office network and most operations departments. New workstations and software enhancements were installed and connected to a firm-wide local area network. Increased depreciation and maintenance costs associated with the upgrade account for most of the increase in occupancy and equipment costs with the balance primarily due to higher office rent expense. The provision for credit losses and asset devaluation increased $4.9 million (91%) to $10.3 million. The Bank's loss provisions were $10.1 million, a $7.5 million (286%) increase, and primarily related to writedowns associated with the accelerated asset disposition plan and bulk sales. (See discussions under the caption "Business Environment - Advest Bank" and Note 2.) Provisions at AGI and Billings declined $2.0 million and $.7 million, respectively, primarily related to reserves recorded during fiscal 1994 to settle a limited partnership class action suit. (See discussion under the caption "Business Environment - Other".) Other expenses increased $.8 million (9%) to $9.2 million primarily due to increased settlement, syndicate, computer software and transfer fee expenses at Advest. Professional fees declined $.8 million (12%) primarily due to lower legal and/or consulting expenses at most subsidiaries and AGI.
     In 1994, compensation and benefits expenses were $114.8 million, an increase of 3% over 1993. The increase was primarily due to general salary increases, the first full year of the Company's matching contribution to employee 401(k) accounts and higher salesmen's compensation. In addition, compensation at the Bank increased 9% primarily as a result

[page 15 of Annual Report]

of efforts to expand its mortgage lending and trust businesses. Communication costs increased $2.0 million (12%) to $18.7 million. Most of the increase is attributable to the ADP conversion being effective for all of fiscal 1994 (versus 9 months in 1993) as well as certain non-recurring credits available in the prior year. In 1994, professional fees increased $1.0 million (19%) to $6.2 million. Advest's professional fees increased $.4 million (11%) due equally to higher legal fees and personnel agency costs. The Bank's professional fees were up $.4 million (31%) in great part due to legal fees associated with the introduction of a new home equity product. The provision for credit losses and asset devaluation was $5.4 million, a 26% increase reflecting additional reserves booked by AGI related to the potential settlement of limited partnership activity discussed previously under the caption "Business Environment - Other". Other expenses declined $1.6 million (16%) to $8.5 million due primarily to lower OREO and related expenses of the Bank and a decline in settlement costs at Advest.

Income Taxes
The effective income tax rates were 46.0%, 43.0% and 9.9%, respectively, for 1995, 1994 and 1993. The 1995 rate primarily reflects the impact of higher levels of income apportioned to states with higher average tax rates. The 1994 rate was higher than the federal statutory rate due to the impact of minimum state taxes imposed, most notably in Connecticut, where no benefit could be realized from 1994 state net operating losses. The 1993 rate benefited from significant federal net operating loss carryforwards which were partially offset by state tax minimums.
     As of October 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting For Income Taxes" ("SFAS 109"). At September 30, 1995, the Company had net deferred tax assets, net of a $1.5 million valuation allowance, of $2.1 million. The company expects to realize all deferred tax assets, except for certain state net operating loss carryforwards for which it has established the above valuation allowance. For further information on the Company's income taxes refer to Notes 1 and 15 to the Consolidated Financial Statements.

Derivative Financial Instruments

Advest Bank
The Bank enters into transactions involving derivative securities, including interest rate swap and interest rate cap contracts as part of the Bank's management of interest rate risk. (See Note 17.) Swap and cap contracts are used to hedge the cost of funds so that a more stable net interest income will be earned by the Bank. The net costs of these contracts are accounted for as an adjustment to interest expense. The amounts exchanged are determined by reference to the notional amounts and the other terms of the derivative contracts. The Bank is exposed to credit-related losses in the event of non-performance by counterparties but does not expect any parties to fail to meet their obligations. The Bank only enters into transactions with highly rated counterparties and the FHLBB, which is the counterparty in $22.5 million and $5 million of the Bank's swap and cap contract holdings, respectively. The following table identifies the notional amounts of contracts entered into by the Bank and their potential credit exposure:

------------------------------------------------------------------
                         1995                     1994
               --------------------        -----------------------
               Notional       Credit       Notional         Credit
               amount       exposure         amount       exposure
In thousands
------------------------------------------------------------------
Interest rate
 swaps         $27,500        $--            $52,500        $271
Interest rate
 caps            5,000         61            $20,000          --
Unamortized cap
 premiums          110         --       $   234          --
------------------------------------------------------------------

     The notional amounts of derivatives do not represent amounts exchanged by the parties and thus are not a measure of the Bank's exposure through the use of swap and cap contracts.Therefore, they are not recognized as assets or liabilities on the balance sheet. The current credit exposure of derivatives is represented by contracts with a favorable fair value.

Advest, Inc.
Advest periodically hedges a portion of its trading inventory, primarily municipal bonds, when the market risk based on inventory levels, exceeds an acceptable limit, as defined in its hedging policy. Hedge instruments used to date are short-duration exchange-traded futures and options. Hedging is limited to the underlying trading portfolio's interest rate risk, based on pre-determined inventory levels, and is not speculative in and of itself. Hedge positions are marked-to-market daily. Positions are reviewed daily and, at each month end, the hedging strategy is re-evaluated based on anticipated inventory levels and composition and necessary transactions are executed to achieve the target hedged position.
     The fair value of a derivative contract is the amount Advest would have to pay a third party to assume its obligation under the contract or the amount Advest would receive for its benefits under the contract in the reverse situation. At September 30, 1995, Advest had no open hedge positions. At September 30, 1994, the fair value of open hedge positions was $2.5 million. During 1995 and 1994, respectively, the average fair value of outstanding hedge positions was $.7 million and $.1 million, respectively. A net trading loss of $.1 million and a small gain were realized in fiscal 1995 and 1994, respectively.

Asset Quality

Advest Bank
The Bank is primarily a secured lender, with real estate being the predominant form of collateral. Lending activity during 1994 primarily concentrated on enlarging the Bank's single family residential mortgage portfolio and shrinking its commercial real estate portfolio, with the intention of shifting the Bank's loan portfolio risk characteristics. During the current

[page 16 of Annual Report]

year, the Bank focused on expanding sales of its single family residential mortgages in the secondary market and continuing to reduce its commercial real estate exposure. Secondary market sales of residential loans were $33.4 million in 1995. The residential and commercial portfolios increased $11.2 million and decreased $53.8 million, respectively, in 1995, and increased $46.9 million and decreased $13.1 million, respectively, in 1994. At September 30, 1995, the Bank's loan portfolio was comprised of $170 million of single family residential mortgages and $63 million of commercial and other loans, representing 73% and 27% of total loans, respectively.
     At September 30, 1995 and 1994, respectively, earning assets were 97.2% and 93.1% of total bank assets. Loss reserves were 80.8% and 24.7% of NPAs at September 30, 1995 and 1994, respectively. Loan delinquency was .87% of total loans at September 30, 1995 compared with 3.84% and 5.32% at September 30, 1994 and 1993, respectively. Had interest been accrued at contractual rates on non-accrual and re-negotiated loans, interest income would have increased by approximately $.5 million, $.8 million and $.8 million in 1995, 1994 and 1993, respectively.
     The Bank has identified approximately $7.4 million of performing commercial loans that are rated as "watch" due primarily to certain perceived weaknesses in debt service capacity and/or collateral values. Watch assets are closely monitored for any deterioration which could result in future losses, and have declined from $16.0 million at September 30, 1994.

Advest Group, Inc.
At September 30, 1995, the Bank transferred $4.6 million of NPAs to AGI, as previously discussed. These assets are comprised of $2.0 million of subdivision assets generally under contract to sell as construction of single family residences is completed, $1.5 million of delinquent residential mortgage loans in various stages of foreclosure and liquidation and $1.1 million of nonperforming commercial loans and OREO that are either under contract to sell, under repayment plans or are being marketed for sale. Substantially all of these assets are expected to be sold or repaid during fiscal 1996. The assets were transferred at their expected sales prices which reflect discounts from fair value.
     AGI also holds a $9.0 million first mortgage on a property owned by a real estate limited partnership for which BIM serves as general partner. The loan was restructured during 1995 as part of a class action settlement on behalf of the limited partners. (Refer to previous discussion under the caption "Business Environment - Other".) The first payment under the mortgage is not due until January 2000 therefore, the loan is technically performing. The property has been at full occupancy with a waiting list for nearly two years, however, given its significant future financial commitments, management has decided to treat the mortgage as a nonperforming loan and, accordingly, no interest income is being accrued.

Liquidity and Capital Resources
The Company's total assets were $830.8 million at September 30, 1995, reflecting a 6% decline from both 1994 and 1993 levels which were substantially equivalent. The decline in total assets primarily reflects the Company's efforts to dispose of the Bank's nonperforming assets and shrink the Bank's balance sheet to better enable it to meet capital and other regulatory requirements. The Bank's assets have declined $118.6 million (30%) during the past two fiscal years. Conversely, Advest's assets have increased $80.9 million (17%) to $550.9 million since fiscal 1993. Advest's assets have increased during the past two years primarily due to higher receivables related to stock loan/borrow activities, increased trading account balances, primarily municipal bonds, and higher margin debits.
     Liquid assets which include cash and cash equivalents, receivables from brokerage customers, interest-earning deposits, securities purchased under agreements to resell, securities borrowed, receivables from brokers and dealers, available for sale and trading securities comprised 61% of total assets at September 30, 1995 compared with 55% for the prior year. The improved liquidity is primarily a result of a planned decline in the Bank's loan and OREO portfolios as well as changes in the Company's securities holdings, with declines in held to maturity securities and increases in available for sale and trading securities.
     Long-term borrowings decreased $13.1 million (43%) primarily due to current year dispositions of performing and nonperforming assets, as discussed under the caption "Business Environment - Advest Bank" and Note 2. Sales proceeds enabled the Bank to substantially reduce borrowings $19.5 million (75%) during the current year. Advest's long-term borrowing increased $6.25 million during 1995, as discussed below and in Note 9.
     Shareholders' equity increased $5.0 million (7%) to $78.9 million, as a result of a $6.4 million increase in retained earnings from current year operating results. Treasury stock increased $1.5 million (14%), due to repurchases of the Company's common stock partly offset by sales of treasury shares under the 1995 Equity Plan (See Note 13). At September 30, 1995, 2,114,177 shares of the Company's common stock had been purchased since the inception of the stock buyback program in August 1990, at an average price of $5.21 per share. SFAS 115, which was adopted in the current year (See Note 1), had an immaterial impact on shareholders' equity during the year ended September 30, 1995.
     AGI's principal source of funding is the earnings distributions from its subsidiaries which, except as discussed below, is unrestricted. During the current year, AGI netted $10.1 from the sale of the Company's proprietary mutual fund business. $4.6 million of the proceeds were applied to acquire certain nonperforming assets of the Bank in accordance with the accelerated asset disposition plan previously discussed. The balance of the proceeds were primarily invested in Treasury bills by AGI.

[page 17 of Annual Report]

Advest, Inc.
Sources used by Advest to finance assets include credit balances in brokerage accounts which decreased $10.5 million (3%), short-term borrowings which decreased $22.5 million (100%), long-term borrowings which increased $6.25 million (Advest had no long-term debt at September 30, 1994) and operating cash flows. In addition, Advest has arrangements with certain financial institutions whereby it can borrow amounts on a collateralized basis, principally to support securities settlements and underwriting activities. Advest has substantial levels of customer and firm securities which can be used for such purposes. Management believes that operating cash flow together with available credit lines will provide sufficient resources to meet all present and reasonably foreseeable capital needs.
     The Securities and Exchange Commission ("SEC") requires Advest to maintain liquid net capital to meet its obligations to customers. During the current year, Advest borrowed $6.25 million under a non-recourse note with the purpose of increasing its net capital. Although its net capital was in excess of that required, the supplemental net capital generated by the non-recourse note provides Advest additional flexibility in its business activities. At September 30, 1995, Advest had excess net capital of approximately $35.1 million, a 46% increase from the prior year (See also Notes 9 and 14).

Advest Bank
The Bank's total assets declined $84.2 million (24%) to $270.5 million, with loans and cash and investments declining $42.9 million (16%) and $33.2 million (52%), respectively. Assets declined $84.2 million (24%) in the current year primarily as a result of three factors: (1) the disposition of $46.7 million of performing commercial loans and nonperforming assets primarily in accordance with the accelerated asset disposition plan and other bulk sales and dispositions, (2) the sales of $33.4 million of residential loans through the secondary market and (3) the sales of $8.9 million of trading and available for sale securities, offset by $4.8 million net increase in other assets. At September 30, 1995, the Bank's liquid assets included cash, federal funds and available for sale securities of $8.0 million. In addition, the Bank is a member of the FHLBB and, accordingly, has access to advances from the FHLBB to the extent the Bank possesses eligible collateral. At September 30, 1995, the Bank had uncommitted, eligible collateral of $115 million. Without giving effect to any operating results from subsequent periods, management believes that the Bank has sufficient capital to comply with the regulatory requirements. Under state bank regulatory restrictions, the Bank is currently prohibited from declaring dividends.
     The Federal Deposit Insurance Corporation ("FDIC") requires banks to maintain a minimum leverage capital ratio of between 4% and 5%. Under the MOU, discussed previously, the Bank had maintained the required leverage capital ratio of at least 6% until the current year. Primarily as a result of the implementation of the accelerated asset disposition plan previously discussed, the Bank posted a $9.3 million pre-tax loss in 1995. Consequently, the Bank's leverage capital ratio was 5.03 % which met the regulatory requirement but fell below the MOU requirement (See Notes 2 and 14). The Bank does not expect adverse action by its regulators who were aware of the probable impact of the accelerated asset disposition plan and did not object to its implementation. The Bank's regulators have requested that the Bank submit a capital plan detailing estimates of when the Bank will attain compliance with the 6% ratio requirement, the Bank's risk management program and contingency plans. Bank management expects to submit such plans to its regulators by the second quarter of fiscal 1996.
     The Bank is also subject to the FDIC's risk-based capital regulations which require the Bank to maintain a total risk-based capital ratio of 8%, including at least 4% Tier 1 capital. At September 30, 1995, the Bank's total risk-based and Tier 1 capital ratios were 8.61% (with capital of $15.8 million) and 7.40% (with capital of $13.6 million), respectively, which met both the regulatory and MOU requirements.
     Pursuant to the FDIC Improvement Act ("FDICIA"), the Bank is subject to rules limiting brokered deposits and interest rates. Under FDICIA, the Bank meets the conditions to be deemed an "adequately capitalized" bank which means it may accept brokered deposits with a waiver from the FDIC. Under the terms of a brokered deposit prohibition waiver received by the Bank in September 1995, the Bank may accept brokered deposits without limitation other than observing restrictions on the rate of interest paid on such deposits and limiting the total outstanding balances of brokered deposits of the Bank to $95.0 million, until September 30, 1996. At September 30, 1995, the Bank had $69.6 million of brokered deposits. Prior to September 30, 1996, the Bank must, under the provisions of the new rules, apply for a new waiver if it wishes to continue to accept brokered deposits after that date.

Cash Flows
Cash and cash equivalents increased $16,000 in the current year compared with declines of $12.0 million and $11.9 million in 1994 and 1993, respectively. The break even results for 1995 resulted from $1.0 million and $.3 million increases at the Bank and AGI, respectively, which were offset by a $1.3 million decline at Advest. The Bank's increase was primarily attributed to net funds generated by the accelerated asset disposition plan and improved cash flow from operations. Advest generated strong cashflow primarily from operations and a $6.25 million borrowing in 1995. However, the broker/dealer made significant current year capital investments in computer hardware and software to support its sales force. In addition, Advest incurred high costs associated with the recruitment of investment professionals. The 1994 decline was primarily due to a net $40.1 million increase in loan originations (new loans less principal collections), a $52.4 million increase in margin debits, a $54.8 million decline in bank deposits and a $17.6 million decline in payables to brokerage customers. These uses of cash were partly offset by

[page 18 of Annual Report]

 increased short and long-term borrowings and proceeds from sales and maturities of investments not reinvested. The 1993 decline was primarily due to a $20.2 million decline in bank deposits partly offset by a $9.4 million decrease in margin debits.
     The Company generated $28.9 million of operating cash primarily from $6.4 million of net income adjusted for non-cash revenue and expense items. Margin debits declined $13.1 million and 15c3-3 requirements for segregated customer funds declined $18.0 million generating cash. Brokerage customer credits declined $10.5 million and Advest increased its trading positions $11.1 million decreasing operating cash. Financing activities used $93.6 million primarily due to a $56.2 million decline in customer deposits at the Bank. Advest's short-term borrowings declined $22.5 million and its long-term debt increased $6.25 million. The Bank paid down its short-term and long-term borrowings by $9.5 million and $10.0 million, respectively. Investing activities produced positive cash flow of $64.7 million primarily as a result of $49.5 million in proceeds from the sales of performing and NPAs of the Bank and $29.6 million from securities sales by the Bank. The Company generated $10.1 million of cash from the sales of its proprietary mutual fund investment advisory business. Uses of investing cash included $4.2 million for Advest's capital expenditures and for the Bank a net $4.4 million increase in loans originated compared with principal collections on loans.
     In 1994, the Company used $16.0 million of operating cash primarily due to the increased margin debits and decreased brokerage customer payables noted above which were partly offset by a $56.9 million decrease in segregated cash and securities required under SEC Rule 15c3-3. Financing activities used net cash of $11.9 million as the previously noted significant decline in bank deposits was partly offset by a net $25.9 million increase in short-term borrowings and a $20.5 million increase in long-term borrowings. Investing activities generated $16.0 million in net cash due to net proceeds from the sale and maturity of investments exceeding net new loans originated.
     The Company generated $26.2 million in operating cash during the year ended September 30, 1993, including $18.2 million from net income and addbacks for noncash operating expenses. Net cash used for financing activities declined $25.5 million primarily due to a $20.2 million decline in bank deposits and net $3.2 million in repayments of borrowings. A net $12.6 million was used for investing activities primarily due to net increases in investment securities.

Recently Issued Accounting Pronouncements
In May 1993, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 114 "Accounting by Creditors for Impairment of a Loan." SFAS 114 addresses those circumstances where a creditor should measure impairment of a loan based on the discounted present value of expected future cash flows or fair value, if collateral dependent. In October 1994, the FASB issued SFAS 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," an amendment of SFAS 114. SFAS 114 and SFAS 118 are required to be adopted for fiscal years beginning after December 15, 1994, although earlier implementation is encouraged. The Company will adopt SFAS 114 and SFAS 118 in its 1996 fiscal year as required, but does not expect its implementation to have a material impact on the Company's financial condition or results of operations.
     In March 1995, the FASB issued SFAS 121, "Accounting for the Impairment Of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS 121 establishes accounting standards for the impairment of long-lived assets and certain identifiable intangibles to be held and used by an entity or disposed of. SFAS 121 is effective for fiscal years beginning after December 15, 1995, although earlier implementation is encouraged. The Company has not determined when it will adopt SFAS 121 but does not expect its implementation to have a material effect on results of operations or financial condition.
     In May 1995, the FASB issued SFAS 122 "Accounting for Mortgage Servicing Rights." SFAS 122 amends SFAS 65 "Accounting for Certain Mortgage Banking Activities" to require that a mortgage banking entity recognize as separate assets rights to service mortgage loans for others, however those servicing rights are acquired. SFAS 65 required separate capitalization of the cost of rights which were acquired through a purchase transaction but prohibited separate capitalization when the rights were acquired through loan origination activities. SFAS 122 also requires that a mortgage banking entity assess capitalized rights for impairment and establish valuation allowances based on the fair value of those rights, including rights acquired prior to adoption of SFAS 122. Prospective adoption of SFAS 122 is required for fiscal years beginning after December 15, 1995. The Company has not decided when it will adopt SFAS 122 and has not yet assessed its impact on financial condition or results of operations.
     In October 1995, the FASB issued SFAS 123 "Accounting For Stock-based Compensation." SFAS 123 encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options and other equity instruments to employees based on fair value accounting rules. Companies may opt to continue accounting for stock-based compensation under Accounting Principles Board Opinion No. 25 ("APB 25"). However, SFAS 123 requires these companies to disclose pro forma net income and earnings per share using the fair value based method. SFAS 123 is required for fiscal years beginning after December 15, 1995, although earlier implementation is encouraged. The Company is required to adopt SFAS 123 in fiscal 1997 and has not yet made a determination as to whether it will adopt the new fair value accounting rules of expense recognition or continue to follow APB 25.

[page 19 of Annual Report]
Report of  Independent Accountants


We have audited the accompanying consolidated balance sheets of The Advest Group, Inc. and Subsidiaries as of September 30, 1995 and 1994, and the related consolidated statements of earnings, changes in shareholders' equity and cash flows for each of the three years in the period ended September
30, 1995.   These consolidated financial statements are the
responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Advest Group, Inc. and Subsidiaries as of September 30, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for
Certain Investments in Debt and Equity Securities", as of
October 1, 1994.

As discussed in Notes 1 and 15 to the consolidated financial statements, the Company adopted the provisions of Statements of Financial Accounting Standards No. 109, "Accounting for
Income Taxes", as of October 1, 1993.

Coopers & Lybrand L.L.P.
Hartford, Connecticut
October 26, 1995

[page 20 of Annual Report]
              The Advest Group, Inc.
          Consolidated Statements of Earnings

                                                                                     Fiscal year ended September 30,
----------------------------------------------------------------------------------------------------
In thousands, except per share amounts                      1995           1994           1993
----------------------------------------------------------------------------------------------------
Revenues
   Commissions                                          $    84,264    $    79,490    $    77,835
   Interest                                                    56,082         46,084         42,443
   Principal transactions                                      41,424         32,297         33,662
   Investment banking                                          17,470         25,743         31,102
   Asset management and administration                         16,810         16,399         14,111
   Gain on sale of investment advisory business, net           10,092            -              -
   Other                                                        6,491          5,216          2,878
                                                       ---------------------------------------------
     Total revenues                                           232,633        205,229        202,031
                                                       ---------------------------------------------
Expenses
   Compensation                                               121,611        114,800        111,615
   Interest                                                    30,566         22,584         23,022
   Communications                                              18,418         18,662         16,627
   Occupancy and equipment                                     17,123         15,508         15,516
   Provision for credit losses and asset devaluation           10,338          5,411          4,292
   Professional                                                 5,468          6,231          5,248
   Business development                                         4,204          4,532          4,033
   Brokerage, clearing and exchange                             3,922          3,693          3,579
   Other                                                        9,222          8,453         10,028
                                                       ---------------------------------------------
     Total expenses                                           220,872        199,874        193,960
                                                       ---------------------------------------------
Income before taxes and extraordinary credit                   11,761          5,355          8,071
Provision for income taxes                                      5,410          2,302          2,903
                                                       ---------------------------------------------
Income before extraordinary credit                              6,351          3,053          5,168
Extraordinary credit - utilization of
    operating loss carryforwards                                 --             --            2,103
                                                       ---------------------------------------------
Net income                                              $      6,351   $      3,053   $      7,271
                                                       =============================================

Net income per common and common equivalent shares:
   Primary:
      Income before extraordinary credit                $        0.73  $        0.34  $        0.56
      Extraordinary credit                                      --             --     $        0.23
      Net income                                        $        0.73  $        0.34  $        0.79

   Assuming full dilution:
      Income before extraordinary credit                $        0.71  $        0.34  $        0.56
      Extraordinary credit                                      --             --             --
      Net income                                        $        0.71  $        0.34  $        0.75

Average common and common equivalent shares outstanding:
   Primary                                                       8,735          8,997          9,248
   Assuming full dilution                                       10,298          8,997         11,097
----------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

[page 21 of Annual Report]

                                             The Advest Group, Inc.
                                          Consolidated Balance Sheets
                                                                         September 30,
--------------------------------------------------------------------------------------------------------
In thousands, except share and per share amounts                              1995            1994
--------------------------------------------------------------------------------------------------------
Assets
Cash and short-term investments
     Cash and cash equivalents                                                  $ 7,294        $  7,278
     Cash and securities segregated under federal and other regulations          31,259          49,305
     Interest-earning deposits and investments                                      -             3,000
                                                                         --------------- ---------------
                                                                                 38,553          59,583
                                                                         --------------- ---------------
Receivables
     Brokerage customers, net                                                   308,714         321,776
     Loans, net                                                                 242,575         280,480
     Securities borrowed                                                        110,681          65,751
     Brokers and dealers                                                          2,391           3,539
     Other                                                                       11,179          10,810
                                                                         --------------- ---------------
                                                                                675,540         682,356
                                                                         --------------- ---------------
Securities
     Trading, at market value                                                    41,500          34,810
     Held to maturity (market values of $31,473 and $53,102)                     31,469          53,850
     Available for sale, at market value                                          3,360           4,902
                                                                         --------------- ---------------
                                                                                 76,329          93,562
                                                                         --------------- ---------------
Other assets
     Other real estate owned, net                                                 5,799          13,414
     Equipment and leasehold improvements, net                                   12,115          11,537
     Other                                                                       22,479          24,403
                                                                                 40,393          49,354
                                                                         --------------- ---------------
Total assets                                                                   $830,815        $884,855
                                                                         =============== ===============
Liabilities & shareholders' equity
Liabilities
     Brokerage customers                                                       $300,011        $310,537
     Deposits                                                                   235,656         291,885
     Securities loaned                                                          113,632          79,459
     Compensation and benefits                                                   16,529          14,053
     Short-term borrowings                                                       10,251          32,652
     Brokers and dealers                                                          9,744           6,023
     Checks payable                                                               6,751           6,800
     Securities sold, not yet purchased, at market value                          4,847           2,187
     Other                                                                       16,670          15,894
                                                                         --------------- ---------------
                                                                                714,091         759,490
                                                                         --------------- ---------------
     Long-term borrowings                                                        17,240          30,388
     Subordinated borrowings                                                     20,552          20,997
                                                                         --------------- ---------------
                                                                                751,883         810,875
                                                                         --------------- ---------------
Commitments and contingent liabilities (see Notes 1, 14 and 16)

Shareholders' equity
     Common stock, par value $.01, authorized 25,000,000 shares,
        issued 10,584,488 and 10,570,222 shares                                     106             106
     Paid-in capital                                                             67,467          67,405
     Retained earnings                                                           22,956          16,605
     Treasury stock, at cost, 2,202,519 and 1,987,357 shares                    (11,599)        (10,136)
     Net unrealized gain on securities available for sale, net of taxes               2             -
                                                                         --------------- ---------------
                                                                                 78,932          73,980
                                                                         --------------- ---------------
Total liabilities and shareholders' equity                                     $830,815        $884,855
                                                                         =============== ===============

See Notes to Consolidated Financial Statements.

                                                                      43

[page 22 of Annual Report]

                                      The Advest Group, Inc.
                                      Consolidated Statements of Cash Flows
                                                             Fiscal year ended September 30,
-------------------------------------------------------------------------------------------------------
In thousands                                                         1995          1994          1993
-------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                     $     6,351   $     3,053   $     7,271
   Adjustments to reconcile net income to net cash provided by operating activities:
        Depreciation and amortization                                8,905         7,067         6,613
        Provision for credit losses and asset devaluation           10,338         5,411         4,292
        Gain on investment advisory business, net                  (10,092)            0             0
        Other                                                        1,512         2,156            50
   Deferred ESOP contribution                                            0             0         1,000
   (Increase) decrease in operating assets:
        Receivables from brokerage customers                        13,079       (52,432)        9,389
        Securities borrowed                                        (44,930)      (36,623)       (9,878)
        Receivables from brokers and dealers                         1,148          (406)        9,385
        Trading securities                                          (6,633)       (9,094)         (963)
        Cash and securities segregated under federal
           other regulations                                        18,046        56,868      (104,911)
        Other                                                          104         3,000          (803)
   Increase (decrease) in operating liabilities:
        Brokerage customers                                        (10,526)      (17,613)       86,726
        Securities loaned                                           34,173        40,458        14,535
        Brokers and dealers                                          3,721        (3,573)          417
        Checks payable                                                 (49)       (8,207)        3,337
        Other                                                        3,723        (6,089)         (236)
                                                             ------------------------------------------
Net cash  provided by (used for) operating activities               28,870       (16,024)       26,224
                                                             ------------------------------------------

FINANCING ACTIVITIES
     Net decrease in deposits                                      (56,229)      (54,827)      (20,178)
     Proceeds from short-term borrowings                                 0        10,000             0
     Repayment of short-term borrowings                            (10,298)       (6,650)       (6,650)
     Short-term brokerage borrowings, net                          (22,501)       22,500        (1,500)
     Proceeds from long-term borrowings                              7,250        20,500         5,000
     Repayment of long-term borrowings                             (10,000)            0             0
     Other                                                          (1,811)       (3,428)       (2,219)
                                                             ------------------------------------------
Net cash used for financing activities                             (93,589)      (11,905)      (25,547)
                                                             ------------------------------------------

INVESTING ACTIVITIES
  Proceeds from (payments for):
      Sales of available for sale securities                        23,075             0             0
      Maturities of available for sale securities                    2,544             0             0
      Maturities of held to maturity securities                     18,466             0             0
      Purchase of available for sale securities                     (1,215)            0             0
      Purchase of held to maturity securities                      (16,439)            0             0
      Purchase of investment securities and
           short-term investments                                        0       (95,847)     (274,243)
      Maturities of investments                                          0       131,734       242,256
      Sales of investments                                               0        23,028        20,653
  Sale of investment advisory business, net                         10,141             0             0
  Loans sold                                                        36,129             0             0
  Sales of OREO, net                                                 6,021        11,379        11,278
  Principal collections on loans                                    60,432        53,704        48,264
  Loans originated                                                 (67,674)      (93,774)      (52,822)
  Other                                                             (6,745)      (14,249)       (7,949)
                                                             ------------------------------------------
Net cash provided by (used for)  investing  activities              64,735        15,975       (12,563)
                                                             ------------------------------------------
Increase (decrease) in cash and cash equivalents                        16       (11,954)      (11,886)
Cash and cash equivalents at beginning of period                     7,278        19,232        31,118
                                                             ------------------------------------------
Cash and cash equivalents at period end                       $     7,294   $     7,278   $   19,232
                                                             ==========================================

Interest paid                                                 $   30,560    $   22,853    $   23,183
Income taxes paid                                             $     2,273   $     1,058   $     2,406
Non-cash activities:
     Loans to OREO                                            $     2,830   $     3,028   $     2,210
     Securities available for sale (from) to
          investment securities                               $  (20,891)   $   27,910          $    0
     Change in SFAS 115 valuation reserve                    $    2               $    0        $    0


See Notes to Consolidated Financial Statements.

                                                                        44

[page 23 of Annual Report]

                                                       The Advest Group, Inc.
                                                       Consolidated Statements of Changes in Shareholders' Equity

                                                                                                               Net
                                                                                                               unreal-
                                                                                                               lized
                                                                                                               gain
In thousands,                                                                                                   (loss)
                                                                                                               on
except                                                                                                         securities
share and   $.01 par value                                          Deferred                   Treasury        available,
            Common stock                 Paid                       ESOP                       stock           for         Share-
per share   -----------------------------in            Retained     contr-       ----------------------------  sale      holders'
amounts           Shares        Amount   capital       earnings     butions             Shares        Amount   net         equity
                                                                                                               of taxes
-------------------------------------------------------------------------------------------------------------  -------------------
Balance as of
 September
30 992             10,544,322     $  105     $  67,312     $  6,281    $  (1,000)   (1,172,701)    $  (5,042)  $  0     $  67,656
Net Income                                                    7,271                                                         7,271
Exercise of
 stock optio           19,100                       66                                   4,267            18                   84
Deferred ESOP
 contr-
 butions, net                                                              1,000                                            1,000
Repurchase of
 common
 stock                                                                                (330,371)       (2,022)              (2,022)
-------------------------------------------------------------------------------------------------------------  -------------------

Balance as of
 September
 30, 1993          10,563,422        105        67,378       13,552             0   (1,498,805)       (7,046)     0        73,989
Net Income                                                    3,053                                                         3,053
Exercise of
 stock optio            6,800          1            27                                                                         28
Repuchase of
 common
 stock                                                                                (488,552)       (3,090)              (3,090)
-------------------------------------------------------------------------------------------------------------  -------------------

Balance as of
 September
 30, 1994          10,570,222        106        67,405       16,605             0   (1,987,357)      (10,136)     0        73,980
Adjustment
 to beginning
 balance for
 adoption
 SFAS 115                                                                                                       (57)          (57)
Net income                                                    6,351                                                         6,351
Exercise of
 stock optio           14,266                       62                                                                         62
Repurchase of
 common stock                                                                         (344,554)       (2,309)              (2,309)
Sale of
 treasury
 stock to 1995
 equity plan                                                                           129,392           846                  846
Change in
 unrealized
 gain(loss)
 net of taxes                                                                                                    59            59
-------------------------------------------------------------------------------------------------------------  -------------------

Balance as of
 September
 30, 1995          10,584,488     $  106     $  67,467    $  22,956        $   0    (2,202,519)   $  (11,599)  $  2     $  78,932
=============================================================================================================  ===================

See Notes to Consolidated Financial Statements.

                                                    45

[page 24 of Annual Report]

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies

Principles of consolidation
The consolidated financial statements include the accounts of The Advest Group, Inc. ("AGI") and all subsidiaries collectively (the "Company"), including Advest, Inc. ("Advest"), a broker-dealer; Advest Bank (the "Bank"), a state-chartered savings bank; Boston Security Counsellors, Inc. ("BSC"), an investment management company; and Billings & Company, Inc. ("Billings"), a real estate services company. All material intercompany accounts and transactions are eliminated. Certain 1994 and 1993 amounts have been reclassified in the accompanying consolidated financial statements to provide comparability with the current year presentation.
     Cash equivalents are defined as short-term, highly liquid investments with an original maturity of three months or less including amounts due from banks, federal funds sold and overnight time deposits. Federal funds sold were $3,660,000 and $1,980,000 at September 30, 1995 and 1994, respectively.

Cash and securities segregated under federal and other regulations Pursuant to SEC Rule 15c3-3, Advest is required to segregate funds and qualified securities for the exclusive benefit of customers. Investments held in special reserve accounts for the exclusive benefit of customers are primarily securities purchased under agreements to resell which are financing transactions collateralized by US Government and Agency obligations. It is the policy of Advest to obtain collateral with a market value in excess of the principal amount loaned plus accrued interest. The collateral, which is held by a third party custodian bank, is valued daily and additional collateral is obtained when appropriate. Securities purchased under agreements to resell are carried at the amounts at which the securities will be subsequently resold. As of September 30, 1995 and 1994, securities purchased under agreements to resell were $31,000,000 and $49,050,000, respectively.
     In addition, certain interest-bearing cash deposits are held in special reserve accounts for the exclusive benefit of customers.

Loans
Loans are carried at their unpaid principal balances, and related interest is recognized as income when earned but only to the extent considered collectible. Generally loans are placed on a nonaccrual status when interest or principal is unpaid for ninety days or earlier if circumstances indicate collection is doubtful. The Company resumes the accrual of interest on a delinquent loan if, in the opinion of management, the borrower has demonstrated adequate financial resources and intent to meet the terms and conditions of the loan, and all payments are current. If a loan has been restructured during a period in which it was delinquent, or had sufficiently met the definition of a restructured troubled loan in any other regard, a loan would not be restored to accruing status until 1) adequate collateral coverage had been provided and
2) an appropriate period (minimum six months) has elapsed during which the restructured loan has performed according to the terms and conditions of the restructuring.
     Loan origination fees and direct costs related to origination are deferred and amortized into interest income over the contractual life of the loan, using the level yield method. When a loan is prepaid or sold, any remaining unamortized fees and costs are credited or charged to income at that time.
     In May 1993, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 114 "Accounting by Creditors for Impairment of a Loan." SFAS 114 addresses those circumstances where a creditor should measure impairment of a loan based on the discounted present value of expected future cash flows or fair value, if collateral dependent. In October 1994, the FASB issued SFAS 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," an amendment of SFAS 114. SFAS 114 and SFAS 118 are required to be adopted for fiscal years beginning after December 15, 1994, although earlier implementation is encouraged. The Company will adopt SFAS 114 and SFAS 118 in its 1996 fiscal year as required, but does not expect its implementation to have a material impact on the Company's financial condition or results of operations.
     In May 1995, the FASB issued SFAS 122 "Accounting for Mortgage Servicing Rights." SFAS 122 amends SFAS 65 "Accounting for Certain Mortgage Banking Activities" to require that a mortgage banking entity recognize as separate assets rights to service mortgage loans for others, however those servicing rights are acquired. SFAS 65 required separate capitalization of the cost of rights which were acquired through a purchase transaction but prohibited separate capitalization when the rights were acquired through loan origination activities. SFAS 122 also requires that a mortgage banking entity assess capitalized rights for impairment and establish valuation allowances based on the fair value of those rights, including rights acquired prior to adoption of SFAS 122. Prospective adoption of SFAS 122 is required for fiscal years beginning after December 15, 1995. The Company has not decided when it will adopt SFAS 122 and has not yet assessed its impact on financial condition or results of operations.

Allowance for loan losses
In management's opinion, the allowance, established through charges against income, is adequate to absorb potential losses on loans, commitments and other extensions of credit.

[page 25 of Annual Report]

 Management's determination of the adequacy of the allowance is based upon continuing evaluation of the risk characteristics of the loan portfolio, current economic and real estate market conditions, reviews of specific loans, estimates of current value of underlying collateral, changes in loan portfolio composition, the results of the most recent regulatory examination and other relevant factors. Loans are charged against the allowance when management believes that collection is unlikely. Any subsequent recoveries are credited to the allowance when received.
     The Company's reserves are general reserves and are available to absorb losses to the total loan portfolio as well as off-balance sheet commitments, such as commitments to extend credit, guarantee and standby letters of credit. At September 30, 1995 and 1994, the allowances for loan losses were $2,334,000 and $4,900,000, respectively.

Receivables from and payables to brokerage customers
Receivables from and payables to brokerage customers arise from cash and margin transactions executed by Advest on their behalf. In virtually all instances, receivables are collateralized by securities with market values in excess of the amounts due. It is the policy of Advest to monitor the market value of the collateral and request additional collateral when required. The collateral is not reflected in the accompanying financial statements. A reserve for doubtful accounts is maintained at a level that in management's judgment is adequate to absorb potential credit losses. The reserve is based upon reviews of individual credit risks, as well as prevailing and anticipated economic conditions and is increased by provisions charged to income as well as recoveries and is reduced by chargeoffs. At September 30, 1995 and 1994, the reserves were $743,000 and $869,000, respectively.
     Included in payables to brokerage customers are free credit balances of $278,450,000 and $297,416,000 at September 30, 1995
and 1994, respectively. Advest pays interest on credit balances when the customer has indicated that the funds are for reinvestment purposes.

Securities loaned and securities borrowed
Advest loans, to other brokers and dealers, securities owned by its customers and others for which it receives cash deposits or other securities as collateral. Advest also acts in an agency capacity whereby it borrows securities from one broker-dealer and lends to another. Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received, respectively. The initial collateral advanced or received has a market value equal to the market value of the underlying securities. Advest monitors the market value of securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, when appropriate. The values of such securities at September 30, 1995 and 1994 approximate amounts owed.

Trading positions
Advest's trading securities and securities sold, not yet purchased are valued at market with unrealized gains and losses reflected in current period revenues from principal transactions and investment banking. Trading securities are generally held for resale within a relatively short time period. Securities sold, not yet purchased represent an obligation of Advest to deliver specific equity and debt securities at predetermined prices. Advest is obligated to acquire the securities at prevailing market prices in the future to satisfy this obligation. At September 30, 1994, the Bank's trading securities consisted entirely of government securities and were carried at market value with unrealized gains and losses reflected in revenue from principal transactions. The Bank held no trading securities at September 30, 1995.

Investment securities
Effective October 1, 1994, the Company prospectively adopted SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities" and revised its securities accounting policy. SFAS 115 requires the Company to classify investments in debt and certain equity securities into three categories: "trading", "available for sale" or "held to maturity". The Bank holds substantially all of the Company's non-trading securities which consist primarily of bonds, notes and mortgage-backed securities. Securities available for sale are carried at fair value with unrealized holding gains or losses credited or charged directly to shareholders' equity. Realized gains and losses are recorded on trade date by the specific identification method and are included in revenue from principal transactions. Securities, which the Company has the positive intent and ability to hold until maturity, are carried at amortized cost and classified as held to maturity investments. Available for sale and held to maturity securities are reduced to fair value, through charges to income, for declines in value that are considered to be other than temporary. The accounting treatment for securities classified as "trading" did not change with the adoption of SFAS 115. The adoption did not have a material effect on the Company's results of operations or financial condition.
     In previous fiscal years, certain securities were classified as available for sale or held for investment using definitions that differed from those specified in SFAS 115. Consequently, upon adoption of SFAS 115, available for sale securities as of October 1, 1994 increased by $20,891,000.
     Prior to the adoption of SFAS 115, investment securities were classified as such when purchased with the intent they would be held to maturity. Securities available for sale were identified as assets which were held for indefinite time periods but were likely to be sold prior to maturity. Investment securities were carried at amortized cost and available for sale

[page 26 of Annual Report]

 securities were carried at the lower of aggregate cost or market. When, in the opinion of management, the value of an investment securities had experienced an other than temporary impairment in value, the carrying value of the security was written down to its estimated market value by a charge to other income. Gains and losses on the sale of investment securities were recorded on trade date by the specific identification method and were included in other revenues. Realized and unrealized gains and losses on securities available for sale were included in revenue from principal transactions.

Equipment and leasehold improvements
Depreciation of equipment for financial accounting purposes, is calculated primarily using the straight-line method and is based upon the estimated useful lives of the assets ranging from three to ten years. Leasehold improvements are amortized over the shorter of the terms of the respective leases or the estimated useful lives of the improvements. At September 30, 1995 and 1994, accumulated depreciation and amortization were $31,942,000 and $28,367,000, respectively.

Other real estate owned
Other real estate owned ("OREO") of the Company is comprised of real estate and other assets acquired through foreclosure, acceptance of a deed in lieu of foreclosure or loans which are in-substance foreclosed. These assets are generally carried at the lower of cost or fair value, inclusive of selling expenses. Any excess of cost over the estimated fair value at the time of acquisition is charged to the allowance for loan losses. Writedowns subsequent to acquisition are charged against the reserve for OREO losses, which is established through charges against income and maintained at a level management considers adequate to absorb potential losses on OREO. OREO is reported net of related reserves on the consolidated balance sheets.

Intangible assets
The excess cost over the fair value of net assets of acquired companies is recorded as goodwill and is amortized on a straight-line basis over periods between 15 and 40 years. At September 30, 1995 and 1994, the amount of goodwill reported in other assets is $6,374,000 and $6,624,000, respectively.

Revenues from securities transactions and investment banking Advest records securities transactions on a settlement date basis, which does not materially differ from a trade date basis. Revenues and related expenses for transactions executed but not settled are accrued on a trade date basis. Securities transactions of the Bank are recorded on a trade date basis.
     Investment banking revenues are recorded, net of expenses, on the settlement date for management fees and sales concessions, and on the dates the underwriting syndications are closed for underwriting fees.

Provision for credit losses and asset devaluation
The provision for credit losses and asset devaluation reflects reserve accruals and writedowns for loans, OREO and certain other investments and receivables.

Income taxes
Effective October 1, 1993, the Company adopted, on a prospective basis, SFAS 109, "Accounting for Income Taxes," which requires the use of the asset/liability method of accounting for income taxes. Deferred income taxes are recognized for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to an amount which is more likely than not realizable. Income tax expense is the sum of the taxes currently payable and the change during the period in deferred tax assets and liabilities.
     Prior to the adoption of SFAS 109, the Company accounted for income taxes using the deferred method under Accounting Principles Board Opinion No. 11. Deferred income taxes were provided on items of income and expense which were recognized in different periods for financial reporting and tax purposes.

Net income per common and common equivalent share
Primary income per share is calculated by dividing net income by the average shares of common stock and common stock equivalents outstanding during the period. Common stock equivalents are dilutive stock options which are assumed exercised for calculation purposes. Fully diluted calculations assume full conversion of the Company's outstanding subordinated debentures into common stock and elimination of the related interest expense, net of taxes.

Derivative financial instruments
Advest enters into derivative transactions to hedge certain trading positions, primarily municipal bonds. Derivatives to hedge trading inventory positions are marked to market daily with unrealized gains and losses reflected in revenue from principal transactions. Market values for exchange-traded derivatives, principally futures, are based on quoted market prices. At September 30, 1995 there were no hedge positions.
     Amounts receivable or payable under derivative financial instruments used to manage interest rate risks arising from the Bank's financial assets and financial liabilities are recognized as interest income or expense. Gains and losses on early terminations of derivatives are included in the carrying amount of the related loans or debt and amortized as yield adjustments over the remaining terms of the loans or debt.

[page 27 of Annual Report]

Other accounting pronouncements
In March 1995, the FASB issued SFAS 121, "Accounting for the Impairment Of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS 121 establishes accounting standards for the impairment of long-lived assets and certain identifiable intangibles to be held and used by an entity or disposed of. SFAS 121 is effective for fiscal years beginning after December 15, 1995, although earlier implementation is encouraged. The Company has not determined when it will adopt SFAS 121 but does not expect its implementation to have a material effect on results of operations or financial condition.
     In October 1995, the FASB issued SFAS 123 "Accounting For Stock-based Compensation." SFAS 123 encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options and other equity instruments to employees based on fair value accounting rules. Companies may opt to continue accounting for stock-based compensation under Accounting Principles Board Opinion No. 25 ("APB 25"). However, SFAS 123 requires these companies to disclose pro forma net income and earnings per share using the fair value based method. SFAS 123 is required for fiscal years beginning after December 15, 1995, although earlier implementation is encouraged. The Company is required to adopt SFAS 123 in fiscal 1997 and has not yet made a determination as to whether it will adopt the new fair value accounting rules of expense recognition or continue to follow APB 25.

Note 2: Accelerated Asset Disposition Plan
During the third quarter, the Company completed a previously announced evaluation of alternatives for the disposition of the Bank's non-performing assets ("NPAs"). As a result, the Bank's board of directors approved a plan for the accelerated disposition of NPAs and certain commercial real estate loans primarily through bulk and other institutional sales. In accordance with the plan, the Bank recorded a $6.0 million provision for loss in the third quarter to reflect the discounts required by the accelerated disposition.
     Through September 30, 1995, the Bank has completed sales of NPAs and commercial real estate loans selected for this program with carrying amounts of $9.4 million and $19.4 million , respectively. Additionally, the accelerated disposition plan provided for the transfer of certain of the Bank's unsold NPAs at September 30, 1995 to AGI. Accordingly, $4.6 million of such assets were transferred to AGI. The transferred NPAs included $1.3 million of assets under contract for sale, and the total amount is expected to be disposed in fiscal 1996. Refer to discussion in Management's Discussion and Analysis under the caption "Business Environment - Advest Bank."
     The Bank recorded a significant operating loss for the 1995 fiscal year due to its implementation of the accelerated disposition plan. Consequently, the Bank's leverage capital ratio as of September 30, 1995 was 5.03%, which exceeded the 4% statutory requirements, but was below the 6% requirement of the MOU (see Note 14). The 1995 operating loss was expected as a result of the accelerated disposition plan and was, therefore, discussed with the Bank's regulators prior to the implementation of the plan. The regulators have required the Bank to submit a capital plan detailing the Bank's estimate of when it will attain the 6% capital ratio requirement, its risk management program and contingency plans. Bank management expects to submit such plans to its regulators before the second quarter of fiscal 1996. Management believes that the Bank's non-compliance with the required leverage capital ratio is unlikely to result in adverse action by its regulators.

Note 3: Loans
The Bank originates one to four family residential mortgage loans for resale to the secondary market or for portfolio. Residential mortgages are primarily marketed to clients of Advest, who are largely located in the eastern and central United States and to the general public in Connecticut. Additionally, the Bank originates a small volume of secured consumer loans for portfolio drawn substantially from the same client base. The Bank maintains a commercial mortgage portfolio but is no longer an active lender in the commercial market. Although the Bank has a diversified and substantially collateralized commercial loan portfolio, the ability of many debtors to meet their commitments is largely
dependent on the real estate sector of the economy.    At
September 30, 1995 and 1994, loans consisted of:

         -----------------------------------------------
        In thousands                  1995          1994
        -------------------------------------------------
        Advest Bank:
          Mortgages
             Commercial           $ 43,908     $  75,276
             Multi-family
               residential          12,256        31,538
             1 - 4 family
               residential         170,046       158,801
          Commercial                 3,856         7,021
          Consumer                     922           913
          Installment note and lease
             loan financing          1,811         2,200
        Advest Group, Inc.:
          Mortgages
             Commercial              9,031         8,000
             1 - 4 family
               residential           1,460            --
             Other                     431           371
        Other:                        1,188         1,260
                                   ----------------------
                                  $244,909      $285,380
                                   ======================
---------------------------------------------------------
     The Company maintains an allowance for possible future loan losses. For the three years in the period ended September 30, 1995, activity in the allowance for loan losses was as follows:

        --------------------------------------------------
       In thousands           1995       1994       1993
        --------------------------------------------------

       Balance at
         September 30,      $4,900     $5,782     $5,986
       Provisions            5,637      2,499      1,690
       Charge-offs           (8,462)    (3,555)    (1,963)
       Recoveries              259        174         69
                            --------------------------------
       Balance at
         September 30,      $2,334     $4,900     $5,782
                              ==============================
        ----------------------------------------------------

[page 28 of Annual Report]

Note 4: Nonperforming Assets
Nonperforming assets include nonaccruing loans, loans ninety days past due and accruing interest, loans renegotiated on other than prevailing market terms and OREO. OREO is reported separately on the accompanying consolidated balance sheets. All other nonperforming assets are classified as loans.
     The following table details the composition of nonperforming assets at September 30, 1995 and 1994:

-----------------------------------------------------------------
                             Accuring
                                loans
                      Non-    past due                  Total non-
                   accrual       90 or Renegotiated    performing
In thousands         loans   more days         loans OREO   assets
------------------------------------------------------------------
1995
Real estate:
 Residential        $ 1,401        $116   $  --   $   40  $ 1,557
 Commercial           9,264        --        --    2,853   12,117
 Land and land development--       --        --    3,624    3,624
Other                   925        --        --     --        925
Valuation
  reserve                                            (718)   (718)
                     ---------------------------------------------
                    $11,590        $116   $  --  $ 5,799  $17,505
                     =============================================

1994
Real estate:
     Residential    $  1,202        $229     $264   $ 356 $ 2,051
     Commercial       12,638         731      374   8,043  21,786
     Land and land
       development        --          --       --   6,216   6,216
Other                  1,640          --       --      --   1,640
Valuation
  reserve                                           (1,201)(1,201)
                     ---------------------------------------------
                     $15,480        $ 960     $638 $13,414 $30,492
                     =============================================

-----------------------------------------------------------------

Residential real estate is comprised of one to four family properties. Multi-family properties are included in commercial real estate. Renegotiated loans are troubled debt restructurings. The OREO valuation reserve is a general valuation reserve. At September 30, 1995 and 1994, respectively, the gross balance of OREO includes approximately $6,081,000 and $10,836,000 of real estate to which the Company has title and approximately $435,000 and $3,779,000 representing in-substance foreclosures.

     The following table summarizes changes in nonperforming assets for the two years ended September 30, 1995:

------------------------------------------------------------------
                    Non-  Accruing loans                Total non-
                  accrual    past due 90 Renegotiated   performing
In thousands        loans     or more days  loans   OREO   assets
------------------------------------------------------------------

Balance at September
 30, 1993         $13,404     $    19      $665  $22,683 $36,771
Increases, net      8,587       1,636        28     --    10,251
Transfers, net      (2,340)       (688)      --    3,028      --
Net loan charge-offs and
 provisions to
  OREO reserve      (2,683)        --        --     (772)(3,455)
Amounts capitalized
  on OREO              --          --        --   6,234   6,234
Collections and proceeds
 from sales         (1,488)         (7)      (55)(17,951)(19,501)
Recoveries from sales of
 OREO, net              --          --        --     192     192
                      -------------------------------------------

Balance at September
    30, 1994       15,480         960       638  13,414  30,492
Increases, net      5,248         825        --  3,016    9,089
Transfers, net      (1,367)     (1,463)      --  2,830       --
Net loan charge-offs and
 provisions to
  OREO reserve      (3,094)        --        (71)(4,491)  (7,656)
Amounts capitalized
   on OREO             --          --        --  4,569    4,569
Collections and proceeds
 from sales         (3,592)       (206)     (502)(13,327)(17,627)
Recoveries from sales of
 OREO, net          (1,085)        --       (65)   (212) (1,362)
                      --------------------------------------------
Balance at September
   30, 1995       $11,590        $ 116  $    --  $ 5,799  $17,505
                     =============================================

[page 29 of Annual Report]

     At September 30, 1995 and 1994, nonperforming assets were
comprised of:
----------------------------------------------------
 In thousands                       1995      1994
----------------------------------------------------
 Advest Group, Inc.:
       - Loans                   $10,666  $  8,000
       - OREO                      2,950        --
 Advest Bank:
       - Loans                       290     8,328
       - OREO, net                 2,849    13,414
 Other                               750       750
                                -------------------
                                 $17,505   $30,492
                                 ==================

 Nonperforming assets as a percentage
           of loans and OREO        7.0%     10.2%
                                 ========    ======

 Nonperforming assets as a percentage
           of total assets          2.1%      3.4%
                                 ========    ======

---------------------------------------------------
     During 1995 and 1994, respectively, approximately $184,000 and $291,000 of income was recognized on non-accrual loans. This income was recognized while the loans were performing and was realized by cash payments. It is management's policy to reverse all uncollected interest at the time a loan is placed on non-accrual. Interest forgone on nonaccrual and restructured loans of the Bank were $509,000, $754,000 and $700,000 for the years ended September 30, 1995, 1994 and 1993, respectively. As of September 30, 1995, no additional funds were committed to clients whose loans have been restructured or were non-performing.
     As of September 30, 1995 and 1994, OREO balances included approximately $816,000 and $2,448,000, respectively, of construction costs associated with the sellout activities of certain land development projects.
     The Bank evaluates the real property collateral supporting defaulted income property and other loans for potential environmental risks prior to completing foreclosure. If the Bank elects to complete a foreclosure on a property that is contaminated, the costs to remediate identified environmental conditions are recognized as an adjustment to the carrying value of the asset through a charge to the OREO reserve.
     For the three years in the period ended September 30, 1995, activity in the reserve for OREO losses was as follows:

          --------------------------------------------
          In thousands        1995     1994    1993
          --------------------------------------------
          Balance at September
              30,1995       $1,201   $2,201  $2,830
          Provision          4,491      772   2,190
          Charge-offs        (5,186)  (1,922) (3,028)
          Recoveries           212      150      209
                           ---------------------------
          Balance at September
              30,1995      $   718   $1,201  $2,201
                            ==========================
          --------------------------------------------

Note 5: Trading Securities
At September 30, 1995 and 1994, the Company's trading securities consisted of:
       --------------------------------------------------
       In thousands                      1995        1994
       --------------------------------------------------
       State and municipal
          obligations                 $26,052     $19,749
       US government and agency
           obligations                  6,252      10,301
       Stocks and warrants              5,722       3,564
       Corporate obligations            3,474       1,196
                                     ---------   ---------
                                      $41,500     $34,810
                                      =======      ======
       --------------------------------------------------

     The 1994 balances include $4,395,000 of the Bank's government securities; all other inventory represents holdings of Advest.

Note 6: Investment  Securities
The amortized cost and fair values of the Bank's available for sale securities at September 30, 1995 and 1994 were:
------------------------------------------------------------------
                         Amortized  Gross unrealized   Fair
                                     ----------------
In thousands                  cost  gains   losses     value
------------------------------------------------------------------
1995
FHLB stock              $2,233       $--   $  --      $2,233
Mortgage-backed securities
   of federal agencies     861         2      --         863
Other mortgage-backed
   securities              264        --      --         264
                       --------     ----   ------   --------
                        $3,358       $ 2   $  --      $3,360
                         ======      ===    =====     ======

1994
Mortgage-backed securities
   of federal agencies $    691    $  --   $ (3)     $   688
Other mortgage-backed
   securities            4,236         1    (23)       4,214
                       --------    -----   ------    -------
                       $ 4,927      $  1   $(26)      $4,902
                        =======     ====    ====      ======

     For the three years ended September 30, 1995, 1994 and 1993, respectively, proceeds from the sale of securities available for sale were $23,075,000, $14,003,000 and $20,429,000. Gross gains reported were $152,000, $60,000 and $76,000 and gross losses were $255,000, $59,000 and $29,000 for 1995, 1994 and 1993, respectively.

[page 30 of Annual Report]

     The amortized cost and fair values of the Company's held to maturity securities at September 30, 1995 and 1994 were:

------------------------------------------------------------------
                         Amortized  Gross unrealized   Fair
                                     ----------------
In thousands                  cost  gains   losses     value
------------------------------------------------------------------
1995
Mortgage-backed
   securities           $21,965     $107  $(105)   $21,967
US government and agency
 obligations              6,854        2    --       6,856
Limited partnership       1,718       --    --       1,718
Other                       932       --       --       932
                     --------------------------------------
                        $31,469     $109  $(105)   $31,473
                      =====================================

1994
Mortgage-backed
   securities           $48,003     $ 34  $(784)   $47,253
FHLB stock                2,045       --    --       2,045
Limited partnerships      1,760       --    --       1,760
US government and agency
 obligations                493        2    --         495
Other                     1,549       --       --     1,549
                      -------------------------------------
                        $53,850     $ 36  $(784)   $53,102
                       ====================================

------------------------------------------------------------------

     There were no sales of held to maturity securities during the three years in the period ended September 30, 1995.
     As of September 30, 1995, the amortized cost and fair values of investment securities, by contractual maturity, were:

-----------------------------------------------------------------
                                 Available for Sale   Held to
Maturity
                          Amortized      Fair Amortized      Fair
In thousands                   cost     value      cost     value
-----------------------------------------------------------------
Due in one year or less   $      --$       --$    6,854$    6,856
Due after five years
   through ten years             --        --       500       500
Due after ten years           1,125     1,127    21,965    21,967
                            -------------------------------------
                             $1,125    $1,127   $29,319   $29,323
                             ====================================

-----------------------------------------------------------------

Note 7: Deposits
Pursuant to the FDIC Improvement Act ("FDICIA"), the Bank is subject to rules limiting brokered deposits and related interest rates. Under these rules, banks that are deemed "well capitalized" may accept brokered deposits without restriction, and banks deemed "adequately capitalized" may do so with a waiver from the FDIC. An "undercapitalized" bank is not eligible for a waiver and may not accept brokered deposits. The Bank meets the conditions of such rules to be deemed an "adequately capitalized" bank. Under the terms of a brokered deposit prohibition waiver granted to the Bank by the FDIC in September 1995, the Bank may accept brokered deposits without limitation other than observing restrictions on the rate of interest paid on such deposits and limiting the total outstanding balances of brokered deposits of the Bank to $95,000,000. Prior to September 30, 1996, the Bank, under FDICIA rules, must apply for a new waiver if it wishes to continue to accept brokered deposits.
     At September 30, 1995 and 1994, client deposits at the Bank consisted of:

------------------------------------------------------------------
In thousands                  1995       1994
------------------------------------------------------------------
Money market               $167,778   $230,931
Certificates of deposit      67,790     60,862
Savings                          88         92
                      ------------------------
                           $235,656   $291,885
                      ========================
------------------------------------------------------------------

Note 8: Short-term Borrowings
In the ordinary course of business, Advest obtains bank loans which are collateralized by its own securities inventory and customers' margin securities. The loans are payable on demand and bear interest based on the federal funds rate. At September 30, 1994, Advest had $14,901,000 in firm loans and $7,601,000 in customer loans outstanding. There were no outstanding loans at September 30, 1995. The weighted average interest rate on bank loans outstanding at September 30, 1994 was 5.27% and the weighted average interest rates during fiscal 1995 and 1994 were 6.14% and 4.29%, respectively.
     Short-term borrowings of the Bank consisted primarily of the current portion of advances from the Federal Home Loan Bank ("FHLB"). At September 30, 1995, borrowings totaled $9,500,000 at rates from 5.24% to 9.11%. At September 30, 1994, borrowings totaled $9,500,000 at rates from 4.80% to 8.74%. The Bank has unused short term credit lines of approximately $8,000,000 with the FHLB at September 30, 1995. The Bank's borrowings with the FHLB are collateralized by its holdings of FHLB stock as well as otherwise unencumbered mortgage loans and investment securities. Based on available qualified collateral balances of approximately $182.5 million at September 30, 1995, the Bank had additional borrowing capacity with the FHLB of approximately $140.0 million at September 30, 1995.
     Included in the 1996 total is an advance maturing February 1996 in the amount of $2,500,000 which is putable to the FHLB at par on specified dates with 36 days prior written notice. The remaining advances are subject to prepayment penalties.
     AGI's short-term borrowings at September 30, 1995 and 1994 were $750,000 and $650,000, respectively. The borrowings represent the current portion of a promissory note due a third party lender. Refer to Note 9 for additional information.

[page 31 of Annual Report]

Note 9: Long-term Borrowings
Long-term borrowings of the Bank were $6,500,000 and $26,000,000 as of September 30, 1995 and 1994, respectively, and represent the non-current portion of FHLB advances. The borrowings are collateralized in the same manner as short-term borrowings. As of September 30, 1995, the interest rates and maturities of outstanding borrowings were:

------------------------------------------------------------------
In thousands                   Interest rates    Amount
------------------------------------------------------------------
Year Ending
   September 30, 1997         6.30% - 8.60%      $4,750
Year Ending
   September 30, 1998         7.17%               1,750
                                                -------
                                                 $6,500
                                                 ======
------------------------------------------------------------------

     During the current year, Advest borrowed $6.25 million under a non-recourse note, collateralized exclusively by furniture and computer equipment. Under the terms of the note, the principal is due October 1, 1998, unless extended at Advest's option, with interest payments due monthly beginning April 1, 1995. The note bears interest at the variable rate of the LIBOR rate plus 2.5% per annum. The interest rate on the long-term note outstanding at September 30, 1995 was 8.37%. The purpose of the loan was to increase Advest's regulatory net capital. As required by the non-recourse note, AGI signed a letter of credit with a third party bank guaranteeing 20% of Advest's debt. The letter of credit is fully collateralized by government securities.
     At September 30, 1995 and 1994, long-term borrowings of AGI were $4,490,000 and $4,388,000, respectively and represent a loan from a third party lender on a first mortgage acquired by AGI in July 1992. The debt bears interest at 1.25% over prime with interest and principal payments due monthly, and is due July 1, 1997 unless extended at AGI's discretion to July 1, 1999. AGI borrowed an additional $1,000,000 under the same terms during the current year. The debt is collateralized by the first mortgage on real estate managed by a subsidiary. The mortgage is currently classified as a nonperforming asset and is due December 31, 2005.

Note 10: Subordinated Borrowings
At September 30, 1995 and 1994, the Company had $20,552,000 and $20,997,000, respectively, of 9% convertible subordinated debentures outstanding with interest payable semiannually. The debentures are convertible at any time prior to maturity into common stock of The Advest Group, Inc. at $13.57 per share. The debentures are redeemable currently at 101.8% of the principal amount plus accrued interest and at declining prices hereafter. The debentures are subordinated to the claims of general creditors.
     The debentures are due on March 15, 2008. Commencing March 15, 1995, annual sinking fund requirements of 5% of the aggregate principal amount of the debentures or at least 70% of the debentures prior to maturity are due. At its option, the Company may make sinking fund payments in cash or in debentures or by a credit for debentures previously converted or redeemed. The 1995 sinking fund requirement was satisfied by the Company's election to use previously redeemed securities. The Company has purchased and retired $6,948,000 of the initial offering amount and, consequently, has currently satisfied the entire sinking fund requirement through fiscal 1998.
     During the two years ended September 30, 1995 and 1994, respectively, the Company purchased and retired debentures with a total par value of $445,000 and $378,000.

Note 11: Common Stock
In August 1990, the Company announced its intention to repurchase up to 2,000,000 shares, approximately 20%, of its common stock. In August 1995, the Board of Directors voted to increase the number of shares authorized for repurchase to 2,500,000 shares. During the years ended September 30, 1995 and 1994, 344,554 and 488,552 shares, respectively, were acquired under the repurchase program for a total of 2,114,177 shares repurchased since the start of the program.
     The payment of dividends on the Company's common stock is subject to (1) the availability of funds from Advest, which may be restricted under the net capital rule of the SEC and the New York Stock Exchange ("NYSE"), and from the Bank, which is subject to minimum bank regulatory requirements, and (2) the restriction of the Company's Indenture with respect to its 9% Convertible Subordinated Debentures due 2008 and (3) the restriction of the Company's Loan and Security Agreement dated as of July 2, 1992 with Fleet Bank, N.A. Such restrictions have never curtailed the Company's dividend payments, however, the Company has not declared a dividend since December 1990 primarily as a result of weak economic conditions in New England and their impact on the Bank.
     In 1988, the Board of Directors of the Company adopted a shareholder rights plan. The plan provides for the distribution of one common stock purchase right for each outstanding share of common stock of the Company. Each right entitles the holder, following the occurrence of certain events, to purchase one share of common stock at a purchase price of $30 per share subject to adjustment. The rights will not be exercisable or transferable apart from the common stock except under certain circumstances in which either a person or group of affiliated persons acquires, or commences a tender offer to acquire, 20% or more of the Company's common stock or a person or group of affiliated persons acquires 15% of the Company's common stock and is determined by the Board of Directors to be an "Adverse Person." Rights held by such an acquiring person or persons may thereafter become void. Under certain circumstances, a right may become a right to purchase common stock or assets of the Company or common stock of an acquiring company at a substantial discount. Under certain circumstances, the Company may redeem the rights at $.01 per right. The rights will expire in October 1998 unless earlier redeemed or exchanged by the Company.

[page 32 of Annual Report]

     The Company has 2,000,000 shares, $.01 par value, preferred stock which was authorized by shareholders in 1988. The board of directors has full discretion with respect to designating and establishing the terms of each class or series of preferred stock prior to its issuance. No preferred stock has been issued to date.

Note 12: Stock Option Plans
During fiscal 1994, the Company established the 1993 Stock Option Plan (the "1993 Plan") providing for grants of incentive stock options or nonqualified stock options for up to 500,000 shares of the Company's common stock. At September 30, 1995, options for 177,500 shares had been granted under the 1993 Plan, of which 175,500 options were outstanding. Option grants under the 1993 Plan are made at the discretion of the Stock Option and Compensation Committee of the Board of Directors and become exercisable at such times (but not within six months of grant) and expire at such time (but not later than 10 years after grant), as that committee determines.
     During fiscal 1995, the Company established the 1994 Non-Employee Director Stock Option Plan (the "1994 Plan"), providing for annual grants of 1,500 incentive stock options to each director not employed by the Company up to an aggregate of 60,000 options for all directors. At September 30, 1995, options for 9,000 shares had been granted and were outstanding under the 1994 Plan. Options granted under the 1994 Plan become exercisable in equal thirds 30, 42 and 54 months after grant and expire 60 months after the grant.
     At September 30, 1995, the Company had outstanding an aggregate of 614,143 options issued to employees under stock option plans maintained by the Company prior to the 1993 Plan and the 1994 Plan and under which no further grants are authorized. These include 204,407, 125,638 and 36,597 nonqualified stock options granted to top account executives under performance-based plans offered in calendar 1990, 1991 and 1992, respectively.
These account executive options become exercisable five years after grant and expire one year thereafter. The remainder of the 614,143 options consist of five-year options granted to executive officers and key employees other than account executives on five occasions between April 1991 and February 1993.
     During calendar 1995 the Company is offering the Advest Equity Plan (the "Equity Plan") to certain eligible employees.
The Equity Plan is a salary deferral investment program and is described in more detail in Note 13. Participants in the Equity Plan will receive nonqualified stock options on January 1, 1996 which will become exercisable on January 1, 2001 and expire December 31, 2002. Based upon participation in the Equity Plan through September 30, 1995 (without giving effect to additional participation for the period through December 31, 1995), participants will be granted options for 134,084 shares.
     All options granted by the Company to date, or which may be granted under the 1993 Plan, the 1994 Plan and the Equity Plan for calendar 1995, have or will have exercise prices not less than 100% of the fair market value of the Company's common stock on the date of grant.
     Transactions under the Company's stock option plans are summarized below:

-----------------------------------------------------------------
                           Number of         Option Price
                           Shares               Per Share
-----------------------------------------------------------------
Options outstanding at September
    30, 1992
    (384,805 exercisable)   877,275           $2.00-  $9.09
       Granted              191,481            5.75-   6.63
       Forfeited            (282,993)          2.00-   9.09
       Exercised             (23,367)          2.00-   4.00
                           ----------

Options outstanding at September
    30, 1993
    (223,768 exercisable)   762,396            2.00-   8.13

       Granted               30,000            5.13
       Forfeited             (79,829)          2.00-   8.13
       Exercised              (6,800)          4.00
                           ----------

Options outstanding at September
    30, 1994
    (179,301 exercisable)   705,767            2.00-   7.00

       Granted              156,500            5.63-   6.00
       Forfeited             (50,358)          2.00-   7.00
       Exercised             (13,266)          4.00-   6.25
                           ---------

Options outstanding at September
    30, 1995
    (190,501 exercisable)   798,643           $2.00-  $6.25
                            =========
-----------------------------------------------------------------

Note 13: Employee Compensation and Benefits Plan

Advest Thrift Plan
The Company maintains the Advest Thrift Plan (the "Thrift Plan") which is a qualified employee stock ownership plan ("ESOP") and 401(k) plan covering all employees who have completed one year of service. The Thrift Plan is the successor to the December 31, 1992, merger of the Employee Stock Ownership Plan, Incentive Savings Plan and Employees' Retirement Plan. The Company matches 100% of participants' contributions to their Thrift Plan accounts up to 2% of compensation. In addition, since January 1993 the Company has made discretionary contributions to participants' Thrift Plan accounts equal to 1.5% of their compensation, and as of December 31, 1995, the Company will make an additional contribution of 0.5% of calendar 1995 compensation. Contribution expense for fiscal 1995, 1994 and 1993 was $2,624,281, $2,552,180 and $2,041,082, respectively. No ESOP contributions have been made by the Company since 1993.

Defined Benefit Plans
The Company's Account Executive Nonqualified Defined Benefit Plan (the "AE Defined Benefit Plan"), effective October 1, 1992, offers certain high-performing account executives retirement benefits based upon a formula reflecting their years of service, the gross commissions they generate and Company contributions to their Thrift Plan 401(k) accounts.
     The Company's Executive Nonqualified Post-Employment Income Plan (the "Executive Defined Benefit Plan"), effective

[page 33 of Annual Report]

October 1, 1993, provides certain senior executives with income for 10 years after retirement equal to a percentage of their final average earnings based upon a formula reflecting years of service, assumed social security benefits and Company contributions to certain other benefit plans on the executive's behalf.
     Although the AE Defined Benefit Plan and the Executive Defined Benefit Plan are considered to be "unfunded," assets have been set aside in revocable trusts for each to fund future payments. These trusts are available to general creditors of the Company in the event of liquidation. The fair value of these trusts, which are included in trading securities, at September 30, 1995 was $3,826,000, which was less than the projected benefit obligation by $26,000.
     The following table sets forth the status of the AE Defined Benefit Plan and Executive Defined Benefit Plan as well as amounts recognized in the Company's consolidated financial statements at September 30, 1995 and 1994:

------------------------------------------------------------------
In thousands                        1995       1994
------------------------------------------------------------------
Actuarial present value of benefit obligations:
          Vested               $      --  $     --
          Non-vested               2,673       911
                                    ----------------
Accumulated benefit obligation     2,673       911
Effect of projected future
   compensation levels             1,179     1,308
                                    ----------------
Projected benefit obligation       3,852     2,219
Unrecognized net (loss) gain         (369)     239
Unrecognized prior service cost      (341)     (375)
                                    -----------------
Accrued pension liability         $3,142    $2,083
                                   ==================

-----------------------------------------------------------------

     Pension expense for the plans for the three years ended
September 30, 1995 included in the following components:

------------------------------------------------------------------
In thousands                         1995      1994      1993
------------------------------------------------------------------
Service cost                       $   878    $1,042    $  915
Interest cost                          175        92       --
Net amortization and deferral            6        34       --
                                ------------------------------
Net benefit costs                   $1,059    $1,168    $  915
                                 ==============================
------------------------------------------------------------------

     The following table provides the assumptions used in determining the projected benefit obligation for the plans for the three years ended September 30, 1995:

-----------------------------------------------------------------
                                         1995      1994      1993
-----------------------------------------------------------------
Weighted-average discount rate        7.0%       8.5%      7.0%
Rate of increase in future
   compensation levels               5.0        5.0       5.0
Expected long-term rate of
 return on plan assets               6.5        7.5       6.0
-----------------------------------------------------------------

Equity Plans
During calendar 1995, the Company is offering the Advest Equity Plan (the "Equity Plan") to certain top performing account executives and designated key employees. The Equity Plan allows those employees to invest a portion of their 1995 compensation on a pretax basis in units consisting of one share of the Company's common stock and one option to purchase an additional share of common stock. The share portion of the unit is issued monthly from treasury stock and will be restricted until January 1, 1999. The option portion will be granted on January 1, 1996 and is
described under Note 12.   Both the restricted stock and options
will be subject to forfeiture under certain circumstances. The Company is offering a substantially similar plan to executive officers, although their restricted stock will be purchased on the open market and their options will be granted under the 1993 Stock Option Plan.

Management Incentive Plan
The Company has a Management Incentive Plan (the "MIP") which provides for incentive compensation to salaried employees. Compensation presently is based on the Company's pre-tax income. During fiscal 1995 and 1993, MIP compensation was $1,330,000, and $778,000, respectively. There was no MIP compensation in fiscal 1994.

Note 14:  Capital and Regulatory Requirements
Advest is subject to the net capital rule adopted and administered by the NYSE and the SEC. Advest has elected to compute its net capital under the alternative method of the rule which requires the maintenance of minimum net capital equal to 2% of aggregate debit balances arising from customer transactions, as defined. The NYSE also may require a member firm to reduce its business if net capital is less than 4% of aggregate debit balances and may prohibit a member firm from expanding its business and declaring cash dividends if net capital is less than 5% of aggregate debit balances. As of September 30, 1995, Advest's regulatory net capital of $41,644,000 was 13% of aggregate debit balances and exceeds required net capital by $35,064,000.
     Under state bank regulatory restrictions, the Bank is required to maintain a minimum level of capital and to limit annual dividends to the total of the current and prior two years retained net income. As a result of these restrictions, the Bank with an accumulated deficit at September 30, 1995 is prohibited from declaring dividends.
     The FDIC requires most banks to establish and maintain a leverage capital ratio of 4% to 5%. Pursuant to a Memorandum of Understanding (the "MOU") with the Regional Director of the FDIC and the Banking Commissioner of the State of Connecticut, the Bank is required to exercise all reasonable good faith efforts to achieve (generally within unspecified time periods) certain goals, including among others: to achieve and maintain a leverage capital ratio of at least 6% and a risk-based capital ratio of 8%, to ensure that there are adequate loan loss reserves and quarterly evaluations of such reserves, to reduce the level of adversely classified assets to not more than 40% of total capital and reserves, and to provide periodic progress reports to regulatory agencies.
     The Bank recorded a significant operating loss for the 1995 fiscal year due to its implementation of the accelerated disposition plan for NPAs (Refer to Note 2). Consequently, the Bank's leverage capital ratio as of September 30, 1995

[page 34 of Annual Report]

was 5.03%, which exceeded the regulatory requirements, but was below the requirement of the MOU. The Bank's leverage capital ratio as of September 30, 1994 was 6.32%, which exceeded both the regulatory and MOU requirements. At September 30, 1995, the Bank's total risk-based capital ratio was 8.61%, and the Tier 1 ratio was 7.40%, which exceeded both the regulatory and MOU requirements. At September 30, 1994, risk-based capital and Tier 1 capital were 10.44% and 9.18%, respectively.

Note 15: Income Taxes
As discussed in Note 1, the Company adopted SFAS 109 as of October 1, 1993. The cumulative effect of adopting SFAS 109 did not have a material impact on the Company's financial condition or results of operations.
     The provision for income taxes for the three years ended September 30, 1995 consisted of the following:

------------------------------------------------------------------

Liability method                    Deferred method
-------------------                  ----------------
------------------------------------------------------------------
In thousands              1995    1994            1993
------------------------------------------------------------------
Current:
  Federal              $1,695   $     --       $   --
  State and local       1,985     1,015             800
                        --------  -----            ----
                        3,680     1,015             800
                        --------  -----            ----

Deferred:
  Federal               1,747     1,280             --
  State and local          (17)        7            --
                       -----------------        --------
                        1,730     1,287             --
                        --------  ------        --------
Provision for income taxes,
  net of extraordinary
    credit             $5,410    $2,302           $800
                        ========  =====            =====
-----------------------------------------------------------------
     At September 30, 1995 and 1994, deferred tax assets and liabilities were comprised of:

------------------------------------------------------------------
In thousands                     1995      1994
------------------------------------------------------------------
Deferred tax assets:
    Provision for credit losses and
        asset devaluation      $3,853    $4,338
    Employee benefits           3,810     3,759
    Net operating loss
      carryforwards              --         830
    General business tax credits  --        633
    Other                           4       303
                            ---------   --------
Total deferred tax assets      $7,667    $9,863
                             ---------    ------

Deferred tax liabilities:
    Tax loan loss reserve in
        excess of base year    $  433    $  764
    Depreciation                  620       162
    Investment income           1,002     1,899
    Partnership basis difference3,082     2,919
    Other                         400       259
                              ------------------
Total deferred tax liabilities $5,537    $6,003
                              ------------------
    Net deferred tax asset     $2,130    $3,860
                              =================
------------------------------------------------------------------

     The Company will only recognize a deferred tax asset when, based on available evidence, realization is more likely than not. Accordingly, at September 30, 1995 and 1994, the Company has recorded no valuation allowance against federal deferred tax assets based on reversals of existing taxable amounts and anticipated future earnings. On the date SFAS 109 was adopted, a valuation reserve of $575,000 was established to cover state net operating loss carryforwards which were not expected to be realized due to short carryforward time periods. At September 30, 1995 and 1994, the valuation reserve was $1,510,000 and $1,360,000, respectively, reflecting increasing state net operating loss carryforwards. At September 30, 1995, state net operating loss carryforwards were approximately $13.4 million which expire in various years between 1998 and 2000.
     For the year ended September 30, 1993, the principal components of deferred tax expense (benefit) were:

------------------------------------------------------------------
In thousands                               1993
------------------------------------------------------------------
Provision for losses                   $1,674
Employee benefits                       1,185
Investment income                         632
Impact of operating losses              (3,350)
Depreciation                              (136)
Other                                       (5)
                                     -----------
                                     $      --
                                      ===========

     A reconciliation of the difference between the statutory federal income tax rate and the effective income tax rate follows for the three years ended September 30, 1995:

------------------------------------------------------------------
Percent of pre-tax income     1995      1994      1993
------------------------------------------------------------------
Statutory income tax rate       34.0%     34.0%     34.0%
State and local income taxes,
   net of federal tax effect     11.1      12.6       6.5
Rate differential due to carryforward
   of net operating losses         --        --     (26.1)
Tax-exempt interest income       (1.9)     (4.6)     (2.7)
Intangible assets                  .7       1.6      (2.2)
Dividend income                    --      (0.3)     (0.1)
Effect of limitation on operating
   loss carrybacks                 --        --       --
Other                             2.1      (0.3)      0.5
                                --------------------------
Effective income tax rate        46.0%     43.0%     9.9%
                                ==========================
------------------------------------------------------------------

     As of September 30, 1995, the Bank's allowance for possible loan losses for federal income tax purposes was approximately $4,447,000 of which $3,369,000 represents reserves that arose in tax years beginning before December 31, 1987 (base year amount). A deferred tax liability has not been recognized for possible loan losses to the extent of the base year amount. If the reserve were to be used for any purpose other than to absorb loan losses or if the Bank's

[page 35 of Annual Report]

qualifying assets as defined by the Internal Revenue Code are less than 60% of total assets, a federal income tax liability could be incurred. It is not anticipated that the reserve will be made available for other purposes or that qualifying assets will be less than 60%.

Note 16: Commitments and Contingent Liabilities

Leases
The Company conducts all of its operations from leased premises, and leases data processing and communications equipment under noncancelable operating leases primarily varying from one to ten years, with certain renewal options for similar terms. Minimum rentals based upon the original terms (excluding taxes, insurance and maintenance expenses which also are obligations) are (in thousands):

------------------------------------------------------------------
                                Data processing
Fiscal year ended       Office & communications
September 30,       facilities        equipment        Total
------------------------------------------------------------------
1996                   $ 6,091           $1,233     $  7,324
1997                     5,560            1,138        6,698
1998                     5,160              761        5,921
1999                     4,363              222        4,585
2000                     3,927               --        3,927
2001 and thereafter     14,231               --       14,231
                      --------------------------------------
                       $39,332           $3,354      $42,686
                       ====================================


     Rental expense under these leases was $9,458,000, $9,938,000, and $10,079,000 for the years ended September 30, 1995, 1994 and 1993, respectively.

Loan guarantees and letters of credit
The Company has guaranteed loans to certain of its employees from a third party lender. At September 30, 1995 and 1994, the total principal outstanding on these loans was $2,000 and $75,000, respectively.
     Billings Management Company ("BIM"), a subsidiary of Billings, acts as general partner in various real estate limited partnerships. Under the terms of one of the partnership agreements, the Company has guaranteed half of an institutional loan to the partnership for which the partnership has pledged individual investor notes as collateral. At September 30, 1994, AGI's guarantee covered borrowings in the amount of $915,000. The loans were paid off during fiscal 1995. In September 1995, AGI guaranteed additional partnership borrowings of $750,000 from a third party lender. The 1995 borrowings are uncollateralized.
     At September 30, 1995, AGI was contingently liable under a bank letter of credit in the amount of $1.25 million. The letter of credit was required under the terms of a non-recourse note entered into between Advest and a third party lender and covers 20% of the note amount. It is fully collateralized by government securities. Refer to Note 9.
     At September 30, 1995 and 1994, respectively, Advest was contingently liable under bank letter of credit agreements in the amounts of $1,255,000 and $1,232,000, which are collateralized by securities held in customer accounts.
     At September 30, 1995 and 1994, the Bank was contingently liable under standby letters of credit and commitments to extend credit to its customers in the amount of $45,177,000 and $30,006,000, respectively. The value of collateral held for letter of credit commitments as of September 30, 1995 varies from 0% to 466% of individual commitments with a weighted average of 22%.
     At September 30, 1995, the Bank was contingently liable under letters of credit of $200,000 from the FHLB of Boston pledged as security for $5,000,000 of interest rate swaps. No amounts have been drawn against these letters of credit. (See Note 17.)

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

Note 17: Financial Instruments With Off-Balance-Sheet and Concentrations of Credit Risk
In the normal course of business, Advest's securities activities involve execution, settlement and financing of various securities transactions for customers. These activities may expose Advest to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations.
     In accordance with industry practice, Advest records securities transactions executed on behalf of its customers on settlement date which is generally three business days after trade date. Through May 31, 1995 the settlement cycle was five business days. The shortened settlement cycle is intended to reduce the market risk of trades. The risk of loss on these transactions is identical to settled transactions and relates to the customer or brokers and dealers inability to meet the terms of their contracts. Advest generally conducts business with brokers and dealers located in the New York metropolitan area that are members of the major securities exchanges. Advest's clients are predominantly retail investors located throughout the United States but primarily in the Northeast.
     For transactions in which Advest extends credit to customers, it seeks to control the risk associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. Advest monitors required margin levels daily and, pursuant to such guidelines, requests customers to deposit additional collateral, or liquidate securities positions when necessary.
     Advest's collateralized financing activities require it to pledge customer securities as collateral for various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligations, Advest may be exposed to off-balance-sheet risk of acquiring securities at prevailing market prices. The Company monitors the credit standing of counterparties with

[page 36 of Annual Report]

 whom it conducts business. Risk is further controlled by monitoring the market value of securities pledged on a daily basis and by requiring adjustment of collateral levels as needed.
     Advest has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. These obligations are recorded in the financial statements at the September 30, 1995 and 1994 market values of the related securities. Advest will incur a loss if the market value of the securities increases subsequent to September 30, 1995.
     Advest seeks to control interest rate risk associated with its trading positions, primarily its municipal bond inventory, by entering into derivative transactions, principally short-term futures contracts. The average fair value of futures contracts during the year ended September 30, 1995 was $675,380. Net trading losses were $103,000 for fiscal 1995 and a negligible trading profit in 1994. Advest held no open positions at
September 30, 1995.
     The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments involve, to varying degrees, elements of credit and interest rate risk. The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument is represented by the contractual amount of these instruments. The Bank uses the same credit policies in making commitments as it does for existing loans and management believes that the Bank controls the risk of these financial instruments through credit approvals, limits and monitoring procedures. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments could expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on credit evaluation of its customer. Collateral held varies but may include income-producing commercial properties, accounts receivable, inventory and property, plant and equipment.
     Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of customers to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in standing loan facilities to customers. The Bank holds real estate and marketable securities as collateral supporting those commitments for which collateral is deemed necessary.
 .    The Bank enters into interest rate swap and cap contracts as part of its interest rate risk management strategy. Such instruments are held for purposes other than trading. These swaps and caps are intended to maintain a targeted level of net interest margin between the return on the Bank's interest earning assets and the cost of funds. Interest rate swaps involve the exchange of fixed and floating rate interest payments based on an underlying notional amount. The notional values do not represent direct credit exposures. The Bank's credit exposure is limited to the net difference between the calculated pay and receive amounts on each transaction which is generally netted and paid quarterly. Interest rate cap contracts provide that in exchange for the payment of an initial premium, the Bank will receive payments from the counterparty in the event that interest rates rise above a predetermined level (the "strike rate").
     Entering into interest rate swap agreements involves the risk of dealing with counterparties and their ability to meet the terms of the contracts. The Bank enters into swap and cap contracts with counterparties that are either highly rated by recognized rating agencies or are federal agencies. The Bank minimizes the credit risk by performing credit reviews on the swap counterparties and minimizes the interest rate risk by its asset and liability management policies
     The following table illustrates the Bank's outstanding swap and cap contracts at September 30, 1995:

------------------------------------------------------------------
                          Maturities            Balance  Balance
                      -----------------------
In thousands
                    1996   1997   1998  1999    9/30/95  9/30/94
------------------------------------------------------------------
Fixed pay interest rate swaps:
Notional value      $7,500 $10,000 $5,000 $5,000  $27,500  $52,500
Weighted average
     received rate   5.757%  6.063% 5.875% 5.875%   6.009%  4.932%
Weighted average
     pay rate        9.352%  6.350% 8.790% 7.090%   7.747% 6.676%

Interest rate caps:
Notional value      $ --  $ 5,000  $ --   $ --    $5,000   $20,000
Strike rate           --    5.500%   --     --        --        --
Unamortized premium $ --  $   110  $ --   $ --     $ 110    $  234

Total notional
   value            $7,500$15,000  $5,000 $5,000   $32,500 $72,500
------------------------------------------------------------------

[page 37 of Annual Report]

     In the absence of these interest rate swaps, net interest income would have been higher by approximately $472,000 in 1995, $1,361,000 in 1994 and $1,619,000 in 1993. In the absence of these cap contracts, net interest income would have been lower by approximately $128,000 in 1995, and higher by approximately
$64,000 in 1994 and $22,000 in 1993.

Note 18:  Segment Reporting
The Company operates principally in the financial services and banking industries. Operations in the financial services industry include agency transactions, principal transactions, investment banking, asset management and consulting. The banking operations include mortgage, leasing and other lending and investment of funds generated from borrowings and customer deposits. Financial information by industry segments for the three years ended September 30, 1995 are summarized as follows:


------------------------------------------------------------------
                Financial
In thousands     services   Banking     Other Consolidated
------------------------------------------------------------------
1995
Total revenues   $207,573$ 23,464   $ 1,596    $232,633
Operating
   income (loss)   23,175   (9,301)   (2,113)    11,761
Identifiable
    assets        530,997 269,500    30,318     830,815
Capital
   expenditures     4,182     193         2       4,377
Depreciation        2,806     184         2       2,992
Amortization        5,585     129       199       5,913

1994
Total revenues   $181,389$ 23,185  $    655    $205,229
Operating
   income (loss)   12,874   (1,480)   (6,039)     5,355
Identifiable
    assets        508,001 353,150    23,704     884,855
Capital
    expenditures    7,001     313       --        7,314
Depreciation        2,075     141         3       2,219
Amortization       4 ,507     149       192       4,848

1993
Total revenues   $177,232$  24,379  $    420   $202,031
Operating
   income (loss)   15,045   (2,102)   (4,872)     8,071
Identifiable
    assets        464,922 388,996    31,264     885,182
Capital
   expenditures     2,750     110       --        2,860
Depreciation        1,778     114         2       1,894
Amortization        3,483    1,043       193      4,719

Note 19:  Related Parties
As of September 30, 1995 and 1994, loans to related parties made by the Bank totaled approximately $5,578,000 and $4,271,000, respectively. There were approximately $2,124,000 of new loans and $1,573,000 of repayments during 1995. Related parties include directors and executive officers of the Company, and their respective affiliates in which they have a 10% or more interest. Such loans were made in the ordinary course of business and at terms substantially comparable to loan transactions with others. As of September 30, 1995, all loans to related parties were performing.

 Note 20: Fair Value of Financial Instruments
Fair values generally represent estimates of amounts at which a financial instrument could be exchanged between willing parties in a current transaction other than in forced liquidation. Where current exchange prices are not available, other valuation techniques are used. Fair value estimates are subjective and depend on a number of significant assumptions based on management's judgment regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. In addition, a wide range of valuation techniques are permitted, making comparisons difficult, even between similar entities.
     The methods and assumptions used to estimate fair value follow. Financial instruments not specifically addressed are reported in the financial statements at fair value or amounts that approximate fair value where other estimation methods are used.

Securities
Fair value is based upon quoted market prices, where available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities and adjusted for differences between the quoted instrument and the instrument being valued.

Loans
For commercial real estate loans, multi-family mortgage loans, lease loan financings and commercial and consumer loans, fair value is estimated by discounting the expected future cash flows using the current rates at which similar loans would be originated to borrowers with similar credit ratings for comparable remaining maturities. For residential one to four family real estate mortgages, fair value is estimated using quoted market prices for similar loans, adjusted for differences in loan characteristics.
     The fair value of nonperforming loans is based on recent appraisals or estimated cash flows discounted at a rate commensurate with the risk associated with such cash flows. Assumptions regarding credit risk, cash flows and discount rates are judgmentally determined using available market and borrower information.

Deposits
Fair values for regular savings and money market accounts are equal to the amount payable on demand at the reporting date. Fair values for fixed-rate certificates of deposit are estimated by discounting future cash flows using interest rates currently offered on time deposits with similar remaining maturities.

Borrowings
The fair value of advances from the Federal Home Loan Bank, including the current portion, are estimated using rates which approximate those currently being offered by the

[page 38 of Annual Report]

FHLB for advances with similar remaining maturities. The fair values of subordinated debentures and other long-term borrowings are based on quoted market prices or rates available to the Company for similar debt.

Derivative financial instruments
The fair value of interest rate swap and cap agreements are obtained from dealer quotes. These values represent the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit-worthiness of the counterparties. The fair values of derivatives entered into by Advest are based on quoted market prices.

Commitments to extend credit, standby letters of credit and financial guarantees written
The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair values of guarantees and letters of credit generally are based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date. The fair value of certain loan guarantees made by the Company is not practicable to estimate as there is no market for the loans.
     The fair values of the Company's financial instruments at September 30, 1995 and 1994 are:

-----------------------------------------------------------------
                         1995                          1994
                       ----------------    -----------------
                      Carrying      Fair  Carrying      Fair
In thousands            amount     value    amount     value
-----------------------------------------------------------------
Financial assets:
   Loans, net       $242,575  $243,319  $280,480  $272,390
   Investment
      securities      34,829    34,833    58,752    58,004

Financial liabilities:
   Deposits          235,656   236,461   291,885   292,417
   Short-term
      borrowings      10,251    10,313    32,652    32,666
   Long-term
      borrowings      17,240    17,387    30,388    29,967
   Subordinated
      debentures      20,552    20,655    20,997    19,527

Unrecognized financial instruments:
   Fixed pay interest
         rate swaps   27,500       (759)    52,500     (271)
   Interest rate caps  5,000        61      20,000     379
   Commitments to
      extend credit   (42,763)      32    (28,013)      (84)
   Standby letters
      of credit        (4,919)       (9)   (3,225)      (46)
------------------------------------------------------------------

[page 39 of Annual Report]

Quarterly Financial Information (unaudited)


-------------------------------------------------------------------------------------------
In millions, except                1995 by fiscal quarters     1994 by fiscal quarters
                                   --------------------------------------------------------
per share data                       1st    2nd    3rd    4th    1st    2nd    3rd    4th
-------------------------------------------------------------------------------------------
Cash dividends per common share    $-     $-     $-     $-     $-     $-     $-     $-
Stock price range:  High           $5-1/2 $6-3/8 $8     $9-3/8 $8-1/8 $6-7/8 $6-1/4 $5-1/2
                               Low $5     $5     $5-1/2 $7-3/8 $6-3/8 $6     $5     $5
                               Clos$5-1/8 $5-3/4 $7-7/8 $9-1/8 $6-5/8 $6-1/4 $5-3/8 $5-1/8

Revenues                           $51.0  $53.6  $66.9  $61.2  $56.3  $52.0  $47.8  $49.1
Income before income taxes         $1.5   $0.3   $6.2   $3.7   $3.8   $0.5   $0.4   $0.7
Net income                         $0.9   $0.2   $3.3   $2.0   $2.2   $0.3   $0.2   $0.4

Net income per common share        $.10   $.02   $.38   $.23   $.24   $.03   $.02   $.05





Annual Meeting

The annual meeting of stockholders will be held at the Sheraton Hotel, Hartford, CT on January
25, 1996 at 10:30 AM. Proxy statements an proxies are mailed to stockholders of record as of December 11, 1995. As of September 30, 1995 there were 971 common stockholders of record.


Additional Information-Form 10k


One copy of the Company's annual report on Form
10k to the Securities and Exchange Commission will be provided at no charge upon written request to Coporate Marketing, The Advest Group,
Inc.


The Advest Group, Inc. is listed on the New York
Stock Exchange under the symbol ADV.


Registrar and Transfer Agent

Fleet Bank N.A. Stock Transfer Department P.O.
Box 366 Providence, RI 02901