Form 10-K, Exhibit 13
period 1996-09-30
ADVEST GROUP INC
filed 1996-12-20
CIK 319489

[page 17 of Annual Report]

Five Year Financial Summary
                                                                For the years ended September 30,
------------------------------------------------------------------------------------------------------------
In thousands, except per share amounts and percentages
                                         1996          1995          1994          1993           1992
------------------------------------------------------------------------------------------------------------
Revenues
  Commissions:
    Listed                              $  43,390     $  39,773     $  36,284     $  39,199       $  40,208
    Mutual funds                           34,210        22,693        22,337        21,448          18,472
    Over-the-counter                       19,714        12,554        10,374         9,527           9,699
    Insurance                               7,969         4,487         5,164         3,634           3,260
    Options                                 3,552         3,071         2,570         2,407           3,237
    Other                                   1,280         1,686         2,761         1,620           1,626
                                    ------------------------------------------------------------------------
                                          110,115        84,264        79,490        77,835          76,502
                                    ------------------------------------------------------------------------
  Interest:
    Loans                                  16,041        20,005        19,016        19,615          23,094
    Margin accounts                        25,246        23,761        17,868        14,158          17,990
    Investments                             3,836         6,132         6,793         6,227           8,738
    Securities inventory                    1,849         1,470         1,016         1,015             970
    Other                                   8,253         4,714         1,391         1,428           1,985
                                    ------------------------------------------------------------------------
                                           55,225        56,082        46,084        42,443          52,777
  Principal transactions                   38,591        41,424        32,297        33,662          40,364
  Investment banking                       28,166        17,470        25,743        31,102          30,675
  Asset management
     and administration                    20,050        16,810        16,399        14,111          15,669
  Gain on sale of investment
    advisory business, net                    627        10,092          --            --              --
  Other                                     8,607         6,491         5,216         2,878           3,894
                                    ------------------------------------------------------------------------
Total revenues                            261,381       232,633       205,229       202,031         219,881
                                    ------------------------------------------------------------------------
Expenses
  Compensation and benefits               147,091       121,611       114,800       111,615         110,474
                                    ------------------------------------------------------------------------
  Interest:
    Deposits                                8,449        11,002         9,613        11,290          18,018
    Brokerage customers                     8,769         9,928         6,342         5,383           6,690
    Borrowings                              4,651         4,704         5,064         5,120           5,110
    Other                                   7,556         4,932         1,565         1,229           1,618
                                    ------------------------------------------------------------------------
                                           29,425        30,566        22,584        23,022          31,436
  Communications                           20,030        18,418        18,662        16,627          14,771
  Occupancy and equipment                  17,567        17,369        15,614        15,637          17,714
  Business development                      5,613         4,204         4,532         4,033           3,908
  Professional                              5,543         5,468         6,231         5,248           5,160
  Brokerage, clearing and exchange          4,221         3,922         3,693         3,579           3,654
  Provision for credit losses
    and asset devaluation                   1,258        10,338         5,411         4,292          26,444
  Provision for restructuring                --            --            --              --           1,020
  Other                                     9,565         8,976         8,347         9,907           9,722
                                    ------------------------------------------------------------------------
Total expenses                            240,313       220,872       199,874       193,960         224,303
                                    ------------------------------------------------------------------------
Income (loss) before taxes
  and extraordinary credit                 21,068        11,761         5,355         8,071          (4,422)
Provision for income taxes                  9,270         5,410         2,302         2,903             175
                                    ------------------------------------------------------------------------
Income (loss) before
  extraordinary credit                     11,798         6,351         3,053         5,168          (4,597)
Extraordinary credit - utilization
  of operating loss
  carryforwards                              --            --              --         2,103            --
                                    ------------------------------------------------------------------------
Net income (loss)                       $  11,798     $   6,351     $   3,053     $   7,271      ($   4,597)
                                    ========================================================================
------------------------------------------------------------------------------------------------------------
Per share data
   Primary net
     income (loss)                      $    1.35     $    0.73     $    0.34     $    0.79       $   (0.48)
   Net income (loss)
     assuming full
     dilution                           $    1.23     $    0.71     $    0.34     $    0.75       $   (0.48)
   Book value                           $   10.62     $    9.42     $    8.62     $    8.16       $    7.22

Other data
   Total assets                         $ 965,177     $ 830,815     $ 884,855     $ 885,182       $ 796,102
   Shareholders' equity                 $  89,242     $  78,932     $  73,980     $  73,989       $  67,656
   Subordinated borrowings              $  20,552     $  20,552     $  20,997     $  21,375       $  21,671
   Long-term borrowings                 $  19,744     $  17,240     $  30,388     $  15,038       $  11,688
   Return on average
     equity                                 14.0%          8.4%          4.1%         10.2%             *
   Average common and common
     equivalent shares
     outstanding                            8,748         8,735         8,997         9,248           9,598
------------------------------------------------------------------------------------------------------------

 * As a result a of net loss in 1992 this item is not meaningful.

[page 18 of Annual Report]

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

Business Environment
The Advest Group, Inc. ("AGI"), together with its subsidiaries (the "Company"), provides diversified financial services including securities brokerage, trading, investment banking, consumer lending, trust and asset management. Advest, Inc. ("Advest"), a regional broker/dealer and the Company's principal subsidiary, provides brokerage, investment banking and asset management services to retail and institutional investors through 80 sales offices in 16 states and Washington, DC. Advest Bank (the "Bank"), an FDIC-insured, Connecticut chartered savings bank, offers residential mortgage lending and trust services primarily through Advest's branch network. Other subsidiaries include Boston Security Counsellors ("BSC"), an investment management company serving private clients and Billings & Co., Inc. ("Billings"), a company specializing in private placement offerings primarily in real estate.
     All aspects of the Company's business are highly competitive and impacted by regulatory and other factors outside of its control, including general economic and financial conditions, the volume and price levels of securities markets, the demand for investment banking services and interest rate volatility. The Company closely monitors its operating environment to enable it to respond promptly to market cycles. In addition, the Company seeks to lessen earnings volatility by controlling expenses, increasing fee-based business and developing new revenue sources. Nonetheless, operating results of any individual period should not be considered representative of future performance.
     For the year ended September 30, 1996, the Company reported net income of $11.8 million ($1.35 per share) compared with net income of $6.4 million ($.73 per share) in 1995 and $3.1 million ($.34 per share) in 1994. Record revenue levels were achieved for the second consecutive year and earnings per share was the highest in the Company's history.

Advest, Inc.
Despite some fourth quarter volatility, the securities markets remained strong throughout fiscal 1996. Bolstered by healthy corporate earnings, a growing economy, low inflation and low interest rates, the Dow Jones Industrial Average topped 5000 in our first quarter, set a new record at 5895 and closed the fiscal year at 5882, a 23% gain from 1995. Technology stocks led the way much of the year and contributed to a string of record highs for the Nasdaq Composite which closed the year at 1227, up 18% from the prior year but short of its record 1249. The S&P 500 closed the year at 687, up 18% year to year and a record high. Equity underwriting levels were high through most of the year benefiting from the robust markets.
     Advest reported pre-tax income of $22.4 million, an increase of 73% from $12.9 million in fiscal 1995. Total revenues increased 22% to $239.5 million, a record high. Year to year revenue gains were posted for investment banking, up 61%, asset management activities, up 36%, commissions, up 31%, net interest income, up 10%, and other revenues, up 27%. Current year revenue from principal transactions declined 7%, primarily as a result of Nasdaq trading losses. Total expenses increased 19% to $217.1 million, primarily due to increased compensation costs related to market-driven sales compensation and personnel additions in research, investment banking, sales and trading.

Advest Bank
Advest Bank's 1996 pre-tax earnings were $1.1 million compared with a pre-tax loss of $9.3 million last year. The Bank recorded total loss provisions of $10.1 million for fiscal 1995, including those required by the implementation of the accelerated asset disposition plan as well as the bulk sales consummated in the first half of the year. See discussion below under the caption "Asset Quality - Advest Bank." Current year results represent the Bank's first fiscal year profit since 1989. During 1996, the Bank continued its strategic transition from a portfolio residential and commercial lender to a mortgage banker, originating loans primarily for sale into secondary markets, and a provider of personal trust services. The Bank provides first mortgage and home equity lending in 23 states, primarily through referrals from Advest's retail sales force. During 1996, $90.2 million of residential mortgage and home equity loans were originated. Secondary market mortgage transactions totaled $67.8 million. During 1996, trust assets increased 60% to approximately $300 million.
     In July 1996, the Banking Commissioner of the State of Connecticut and the Federal Deposit Insurance Corporation (the "FDIC"), the Bank's principal regulators, lifted a Memorandum of Understanding ("MOU") the Bank had operated under since 1991. During the June 1996 quarter, the Bank had previously satisfied all outstanding requirements of the MOU, including reducing troubled assets, raising its capital ratio and maintaining adequate reserves. At September 30, 1996, the Bank's leverage capital, risk-based and Tier 1 capital ratios were 6.56%, 10.44% and 9.19%, respectively, which satisfied all regulatory requirements.

Other
During fiscal 1995, the Company sold the investment advisory business related to its proprietary mutual funds in three separate transactions. The total gain from all sales was $10.1 million and is reported as a separate line item on the Consolidated Statements of Earnings. Current year revenues include $.6 million in trailer payments received under the terms of one of the sales agreements. In addition, as a result of the sales, Advest's 1996 mutual fund sales credits were favorably impacted because it no longer pays up front commissions to brokers on sales of the former proprietary funds. Conversely, BSC's 1996 operating results were negatively impacted by the sale of the advisory business as discussed below.

[page 19 of Annual Report]

     BSC reported a current year pre-tax loss of $46,500 compared with pre-tax income of $1.1 million in 1995. BSC was the investment advisor for the Company's proprietary mutual funds, prior to their sale in fiscal 1995. The funds accounted for approximately 70% of BSC's revenue. In August 1996, Prescott Crocker, a former portfolio manager for the Company's proprietary funds, was named president of BSC. BSC's current business focus is advising private clients and at September 30, 1996, assets under management were $470 million, reflecting a 31% one year gain.

Results of Operations
Net income for the years ended September 30, 1996, 1995 and 1994 was $11.8 million, $6.4 million and $3.1 million, respectively. The following table summarizes percentage changes for revenues, expenses and pre-tax income for the three years in the period ended September 30, 1996.

------------------------------------------------------------------
                                   %                  %
In thousands,                   Increase          Increase
except percentages      1996  (Decrease)  1995  (Decrease) 1994
------------------------------------------------------------------
Revenues
    Commissions       $110,115    31%   $ 84,264     6%  $ 79,490
    Interest            55,225    (2)     56,082     22    46,084
    Principal
      transactions      38,591    (7)     41,424     28    32,297
    Investment banking  28,166     61     17,470   (32)    25,743
    Asset management and
       administration   20,050     19     16,810      3    16,399
    Gain on sale of
      investment advisory
      business, net        627   (94)     10,092     --       --
    Other                8,607     33      6,491     24     5,216
                       ----------------------------------------

                       261,381     12    232,633     13   205,229

Interest expense        29,425    (4)     30,566     35    22,584
                       ------------------------------------------
Net revenues           231,956     15    202,067     11   182,645
                       ------------------------------------------

Non-interest expenses  210,888     11    190,306      7   177,290
                       ------------------------------------------

Pre-tax income        $ 21,068    79%   $ 11,761   120%  $  5,355
                       ==========================================

     Net revenues were $232.0 million in the current year, a 15% increase from $202.1 million last year. Excluding the impact from the 1995 sale of the Company's mutual fund advisory business, net revenues increased 20% year to year. Non-interest expenses increased 11% to $210.9 as a $26.7 million (23%) increase in compensation costs at Advest was partly offset by a $9.1 million (88%) decline in current year loss provisions. Fiscal 1995 loss provisions included substantial charges related to the accelerated asset disposition plan of the Bank.
     For fiscal 1995, net revenues were $202.1 million compared with $182.6 million in 1994, an increase of 11%. Increases were posted in all revenue categories, except investment banking, with significant gains in revenue from principal transactions and net interest. Revenues also included $10.1 million in gains from the sale of the investment advisory business related to the Company's proprietary mutual funds. Non-interest expenses increased 7% primarily due to higher sales-driven compensation, incentives and employee insurance, increased equipment costs associated with technology upgrades and loss provisions at the Bank related to the accelerated asset disposition plan.

Commissions
Current year agency commission revenues surpassed the $100 million level for the first time, reflective of the upward momentum of the equity markets through out the year. Commissions increased $25.9 million (31%) to $110.1 million. Year to year revenue gains were posted in each quarter and record levels were attained from mutual funds, including distribution and deferred sales charges, up $11.5 million (51%), over-the-counter issues, up $7.2 million (57%) and insurance products, primarily variable annuities, up $3.5 million (78%). Commissions on listed securities increased $3.6 million (9%).
     Commissions revenue rose $4.8 million (6%) to $84.3 million in 1995. Significant revenue gains in the second half of the fiscal year, including a 45% increase in the fourth quarter, offset a 17% decline through the first six months. Commissions on over-the-counter issues increased $2.2 million (21%) and listed securities increased $4.0 million (10%). Mutual fund sales, increased $.4 million (2%) in 1995 as a result of a $2.0 million (42%) fourth quarter gain. Sales of commodities and insurance products declined $.9 million (54%) and $.7 million (13%), respectively.

[page 20 of annual report]

Principal Transactions
Revenue from principal transactions includes realized and unrealized gains and losses on Advest's trading accounts and related sales credits. Advest enters into derivative transactions to hedge certain trading positions, primarily municipal and corporate bonds. Derivatives are marked to market daily with unrealized gains and losses reflected in revenue from principal transactions. (Further discussion of derivatives is included under the caption "Derivative Financial Instruments" and in Notes 1 and 15 to the Consolidated Financial Statements.) Advest holds only nominal inventory positions of high yield securities. Gains and losses on the Bank's trading and available for sale securities are reflected in revenue from principal transactions.
     Current year revenue from principal transactions declined $2.8 million (7%) to $38.6 million from the record level set in the prior year. Equity commissions increased $3.9 million (31%) reflecting strong investor demand for small cap stocks during the year. This increase was substantially offset by a $3.3 million swing in over-the-counter trading results from a $1.4 million profit in 1995 to a current year loss of $1.9 million. Commissions on debt securities declined $2.7 million (12%) primarily reflecting interest rate uncertainty and strong equity markets. A $3.0 million decrease was posted from commissions on government and municipal issues which were also impacted by tax reform concerns. During the second quarter of 1996, Advest established a corporate bond trading desk specializing in investment grade corporate bonds. Related commissions increased $.4 million from 1995.
     Fiscal 1995 revenues were $41.4 million, a $9.1 million (28%) increase over 1994. Revenue gains were posted across the board. Commissions on equities gained $2.9 million (29%) and related trading profits rose $.9 million (155%), reflecting the market rally in the second half of the year. Sales credits on debt securities increased $2.0 million (9%), led by commissions on municipal bonds which increased $3.0 million, due to strong sales in the first half of the year. In the second half, municipal sales slowed significantly due to investor concerns about tax changes, specifically the possibility of a flat tax. Sales credits increased $1.1 million for government zero coupon securities. Commissions on mortgage-backed obligations declined $2.0 million. Trading profits on municipal, government and corporate bonds increased $2.0 million, $.5 million and $.4 million, respectively.

Investment Banking
To generate investment banking revenue, Advest manages and participates in underwritings of corporate and municipal securities and closed-end funds. Advest also provides merger and acquisition services and other consulting and valuation activities. In general, the Company does not participate in bridge financing activities, however, during 1995, Advest provided such financing in one underwriting deal as discussed below. Advest's Corporate Finance Department, including the Financial Institutions Group, concentrates its efforts on raising capital for mid-size companies, primarily in the banking, insurance, high tech and health care industries. Public Finance services health care and educational institutions as well as state and local issuers.
     Investment banking revenues increased $10.7 million (61%) in the current year. On the equity side, Corporate Finance raised more than $365 million for clients from underwriting and private placement activities. Underwriting fees, including private placements, increased $3.2 million (555%) and related commissions and trading profits increased $2.6 million (48%) and $.4 million (355%), respectively. Syndicate trading profits increased $.7 million (81%). Merger and acquisition services were provided in transactions valued at more than $330 million and related fees rose $2.5 million (66%). Consulting and valuation fees declined $.9 million (49%). On the debt side, Advest continued to gain market share in a contracting new issue environment during 1996 and, during the past two years, has expanded its institutional sales efforts with the recruitment of several experienced professionals. Public finance underwriting fees more than doubled to $1.1 million and municipal syndicate trading profits were $.4 million compared with a negligible profit in the prior year. Sales credits on municipal issues gained $.5 million (46%). During 1996, Advest recognized gains of $1.1 million on the exercise of warrants, a 239% increase from the prior year.
     Fiscal 1995 investment banking revenues declined $8.3 million (32%) to $17.5 million from 1994. Revenue from merger and acquisition services increased $3.1 million (437%) but was more than offset by declines in most other categories. Underwriting commissions declined $4.2 million (39%), reflecting a substantial decline in the number of new equity and mutual and closed-end fund offerings. Syndicate trading profits declined $1.2 million each for funds and equities. Corporate finance underwriting fees declined $1.5 million (73%) and public finance and syndicate underwriting fees declined $.5 million (54%) and $.4 million (85%), respectively, reflecting both the lower volume of new issues and lower fees. Revenue from consulting and valuation services declined $1.1 million (36%) in 1995. Revenue from the exercise of stock warrants was $1.0 million higher in fiscal 1994. On August 3, 1995, Advest provided bridge financing in the amount of $.5 million to a company for which Advest was underwriting a secondary stock offering. The loan was repaid on August 31, 1995.

Asset Management and Administration
Advest's Investment Management Department provides various services for its managed account base including client profiling, asset allocation, manager selection and

[page 21 of annual report]

performance measurement. The Bank provides personal trust services primarily through Advest's retail sales force. BSC provides advisory services to a diverse clientele and was investment advisor to the Company's proprietary mutual funds, until their sale in fiscal 1995. The Company acts as transfer agent and provides dividend disbursing and reinvestment for its formerly proprietary mutual funds as well as dividend reinvestment for more than 1,400 equities and 1,300 mutual and closed-end funds. Other services include retirement plan administration, securities custody and safekeeping.
     Current year revenues increased $3.2 million (19%), reflecting a record level for the second consecutive year. Advest's revenue increased $4.8 million (36%). Investment Management opened more than 1,000 new accounts with total assets of $568 million, representing a 23% year to year increase in new business generation. At September 30, 1996, assets serviced by Investment Management were $1.9 billion, an increase of 21% from the prior year. BSC's revenue declined $1.9 million (61%). The 1995 sale of the Company's proprietary mutual fund advisory business accounted for a $2.1 million decline in revenue as BSC had served as sole investment advisor for the funds. Revenue from BSC's private client business increased $.2 million (15%) in 1996. The Bank's revenues increased $.2 million (41%) primarily due to growth in trust business.
     Fiscal 1995 asset management revenues were $16.8 million, a $.4 million (3%) increase over 1994. Advest's revenues increased $1.3 million (11%) to $13.3 million. Advest's managed account base increased 49% to $1.6 billion during fiscal 1995 accounting for a $1.1 million increase in money management fees. Increased money market service fees accounted for the balance of the 1995 gain. BSC's revenue was $3.2 million, a $1.0 million (24%) decrease from 1994. Fourth quarter revenue declined $.8 million (73%), reflecting the third quarter sales of the Company's proprietary mutual funds. At September 30, 1995, private accounts under BSC's management were $358 million, a 222% increase from the prior year.

Other Income
Other income increased $2.1 million (33%) during the current year. Advest's revenue increased $1.7 million primarily due to higher fee income and a $.9 million first quarter gain on the sale of an equity investment. Prior year revenue included a $.5 million gain from the sale of an exchange seat. The Bank's income increased $.3 million primarily due to a $.4 million increase in gains on secondary markets mortgage transactions.
     Other income increased $1.3 million (24%) to $6.5 million in fiscal 1995. Advest revenues increased $1.2 million (25%), primarily due to a $.5 million gain on the sale of an exchange seat and higher execution and service fee income.

Net Interest Income
Net interest income is the excess of interest income and loan fee income over interest expense and is derived primarily by the Bank and Advest. The Bank derives most of its interest income from residential mortgage and home equity loans and from investments. The Bank's loans and investments are primarily funded by interest-bearing deposits, advances from the Federal Home Loan Bank of Boston ("FHLBB") and by the Bank's equity capital. The Bank also enters into derivative transactions, including interest rate swap and interest rate cap contracts, as part of its interest rate risk management. The net payments or receipts under these contracts are accounted for as an adjustment to interest expense. (Further discussion of derivatives appears under the caption "Derivative Financial Instruments" and in Note 15.) Advest derives interest income from financing brokerage customers margin transactions, entering into reverse repurchase agreements and stock borrowing transactions as well as from its securities inventory. Advest pays interest primarily on brokerage customer credits held for reinvestment, on its stock lending activities and short and long-term borrowings.
     Net interest income increased $.3 million (1%) to $25.8 million. Advest's net interest increased $1.7 million (10%) primarily due to significantly higher average margin balances in the current year. Interest spreads declined slightly primarily due to lower average interest rates in 1996, a sizable decline in average free credit balances in brokerage accounts and increased borrowing costs related to higher levels of trading inventories, specifically corporate bonds. Increased stock lending/borrowing activities favorably impacted net interest income in the current year. The Bank's net interest income declined $1.7 million (17%) during 1996. The decline is attributable to a $48.3 million (18%) decline in the Bank's asset base, particularly an ongoing decline in the Bank's commercial loan portfolio. The Bank's ratio of earning assets to total bank assets was 96.7% in the current year compared with 97.2% in 1995.
     Fiscal 1995 net interest income was $25.5 million, a $2.0 million (9%) increase from the prior year. Advest's net interest was $18.0 million, a 20% increase, primarily due to higher income from margin accounts. Higher average interest rates during 1995 resulted in increased spreads between interest charged on margin accounts and the cost of funds. Gains from higher rates were partly offset by a decline in average margin debit balances during fiscal 1995. Net revenue also increased from short-term investments and stock lending activities, as well as trading accounts, principally municipal bonds. The Bank's net interest income declined $.9 million (8%) during 1995. The decline was attributable to an $84.2 million (24%) decline in assets under management, partly offset by improved interest margin on average assets. The Bank's earning asset base improved

[page 22 of annual report]

to 97.2% in 1995 from 93.1% in 1994, largely as a consequence of the accelerated asset disposition plan which reduced NPAs substantially. (See discussion under the caption "Asset Quality - Advest Bank".)

Non-Interest Expenses
Current year compensation costs increased $25.5 million (21%). Advest's compensation increased $26.7 million (23%) primarily as a result of increased sales compensation and related incentives and higher firm payroll associated with the recruitment of several experienced professionals in research, investment banking, institutional sales and trading. BSC's payroll declined $.6 million (49%) as a result of personnel reductions related to the sale of the Company's proprietary mutual fund advisory business in fiscal 1995. Communication costs increased $1.6 million (9%) primarily due to higher volume-driven costs for Advest's third party back office data processing provider and increased software and supplies costs related to ongoing technology upgrades. Business development costs increased $1.4 million (34%) primarily due to significant increases in the number of investment executives qualifying, as a result of sales production and contests, to attend Advest's National Sales and Education Conference and other Company-sponsored events. Provisions for credit losses and asset devaluation declined $9.1 million in the current year due to substantial charges recorded in fiscal 1995 primarily related to the accelerated asset disposition plan implemented by the Bank. Other expenses increased $.6 million (7%) primarily due to higher settlement costs at Advest which were partly offset by a decline in FDIC deposit insurance premiums at the Bank.
     Fiscal 1995's compensation costs increased $6.8 million (6%) with all of the increase coming in the fourth quarter. Advest's compensation increased $7.3 million (7%) primarily due to increased sales-driven salesmen's compensation and related incentives. BSC's compensation costs declined $.4 million (22%) due to staff reductions related to the third quarter sale of the Company's mutual fund advisory business. The Bank's compensation costs increased $.3 million primarily due to personnel additions in its mortgage lending and trust departments. Occupancy and equipment costs increased $1.8 million (11%). During the latter part of fiscal 1994 and throughout 1995, Advest upgraded the data processing network throughout its branch office network and most operations departments. New workstations and software enhancements were installed and connected to a firm-wide local area network. Increased depreciation and maintenance costs associated with the upgrade account for most of the increase in occupancy and equipment costs with the balance primarily due to higher office rent expense. The provision for credit losses and asset devaluation increased $4.9 million (91%) to $10.3 million. The Bank's loss provisions were $10.1 million, a $7.5 million (286%) increase, and primarily related to writedowns associated with the accelerated asset disposition plan and bulk sales. Provisions at AGI and Billings declined $2.0 million and $.7 million, respectively, primarily related to reserves recorded during fiscal 1994 to settle a limited partnership class action suit. Other expenses increased $.6 million (8%) to $9.0 million primarily due to increased settlement, syndicate, computer software and transfer fee expenses at Advest. Professional fees declined $.8 million (12%) primarily due to lower legal and/or consulting expenses at most subsidiaries and AGI.

Income Taxes
The effective income tax rates were 44%, 46% and 43%, respectively, for 1996, 1995 and 1994. The effective tax rate declined to 44% in the current year due to reduced state tax obligations, particularly in Connecticut and Pennsylvania. The 1995 rate primarily reflects the impact of higher levels of income apportioned to states with higher average tax rates.
     At September 30, 1996, the Company had net deferred tax assets, net of a $1.7 million valuation allowance, of $2.1 million. The Company expects to realize all deferred tax assets, except for certain state net operating loss carryforwards for which it has established the above valuation allowance. For further information on the Company's income taxes refer to Notes 1 and 13 to the Consolidated Financial Statements.

Derivative Financial Instruments
Advest Bank
The Bank enters into transactions involving derivative securities, including interest rate swap and interest rate cap contracts as part of the Bank's management of interest rate risk. (See Note 15.) Swap and cap contracts are used to hedge the cost of funds so that a more stable net interest income will be earned by the Bank. The net payments or receipts under these contracts are accounted for as an adjustment to interest expense. The amounts exchanged are determined by reference to the notional amounts and other terms of the contracts. The Bank is exposed to credit-related losses in the event of non-performance by counterparties but does not expect any parties to fail to meet their obligations. The Bank currently has outstanding contracts only with the FHLBB, which is the counterparty in $20.0 million and $5.0 million of the Bank's swap and cap contracts, respectively. The notional amounts of contracts entered into by the Bank and their potential credit exposure are disclosed in
Note 15.
     The notional amounts of derivatives do not represent amounts exchanged by the parties and thus are not a measure of the Bank's exposure through the use of swap and cap contracts. Therefore, they are not recognized as assets or liabilities on the balance sheet. The Bank's credit exposure is limited to the net difference between the calculated pay and receive amounts on each transaction which is generally netted and paid quarterly.

[page 23 of annual report]

Advest, Inc.
Advest periodically hedges a portion of its trading inventory, primarily municipal and corporate bonds, when the market risk based on inventory levels, exceeds an acceptable limit, as defined in its hedging policy. Hedge instruments used to date are short-duration exchange-traded futures and options. Hedging is limited to the underlying trading portfolio's interest rate risk, based on pre-determined inventory levels, and is not speculative in and of itself. Hedge positions and the underlying inventory are marked-to-market daily. Positions are reviewed daily and, monthly, the hedging strategy is re-evaluated based on anticipated inventory levels and composition, and necessary transactions are executed to achieve the target hedged position.
     The fair value of a derivative contract is the amount Advest would have to pay a third party to assume its obligation under the contract or the amount Advest would receive for its benefits under the contract in the reverse situation. At both September 30, 1996 and 1995, Advest had no open hedge positions. See Note 15.

Asset Quality
Advest Bank
The Bank is primarily a secured lender, with real estate being the predominant form of collateral. Current lending activities focus on originating loans secured by owner occupied one to four family residential property. During 1996, $43.1 million of fixed rate and adjustable loans were originated and secondary market sales and loan securitizations totaled $67.8 million. In addition, $47.1 million of home equity lines of credit were originated and retained in portfolio and advances on home equity lines of credit increased by a net $16.1 million for the year.
     Residential (including home equity line of credit loan advances) and commercial loan portfolios decreased $26.4 million and $20.1 million, respectively, in 1996, and increased $11.2 million and decreased $53.8 million, respectively, in 1995. At September 30, 1996, the Bank's loan portfolio was comprised of $144.0 million of single family residential mortgages and $42.9 million of commercial and other loans, representing 77% and 23% of total loans, respectively.
     During fiscal 1995, the Bank evaluated alternatives to expedite the disposition of its nonperforming assets ("NPAs"). During the first half of fiscal 1995, the Bank sold $14.5 million of NPAs and commercial real estate loans in bulk sale transactions at discounts to carrying value and recorded charges of $2.8 million. During the third quarter, the Bank implemented an accelerated asset disposition plan with the objectives of allowing Bank management to focus on its residential mortgage banking and trust businesses and expediting conditions under which a Memorandum of Understanding ("MOU") the Bank was subject to would be lifted or modified. In accordance with the plan, the Bank recorded loss provisions of $6.0 million in the third quarter of 1995 to write down assets targeted for accelerated disposition. Supplementary provisions of $.5 million were booked in the fourth quarter. Substantial discounts to carrying value were required in order to attract buyers of distressed assets. During the current year, the Bank achieved compliance with all regulatory requirements including those of the MOU and, in July 1996, the Bank's regulators lifted the MOU. At September 30, 1996 and 1995, the Bank's NPAs were $2.4 million and $3.1 million, respectively, both reflecting 1% of total bank assets.
     At September 30, 1996 and 1995, respectively, earning assets were 96.7% and 97.2% of total bank assets. Loan delinquency was 1.84%, .87% and 3.84% of total loans at September 30, 1996, 1995 and 1994, respectively. Had interest been accrued at contractual rates on non-accrual and re-negotiated loans, interest income would have increased by approximately $.3 million, $.5 million and $.8 million in 1996, 1995 and 1994, respectively.
     AGI adopted SFAS 114 "Accounting by Creditors For Impairment of a Loan," effective October 1, 1995. The statement requires that impaired loans, defined to be loans where it is probable that the collection of payments will not be in accordance with contractual terms, be measured at the present value of the expected cash flows discounted at the loan's effective interest rate, or at the observable or estimated fair value of the collateral, if the loan is collateral dependent, when assessing the need for a loss reserve. Bank loans classified impaired as of September 30, 1996 totaled $5.3 million. Included in Bank impaired loans are $3.8 million of restructured loans that have been returned to accruing status under the terms of their restructuring, and $.8 million of loans in which potential credit problems may lead to future non-accrual status or possible charge-off. All remaining amounts classified impaired are included in non-accrual loans (See Note 2). The adoption of the statement did not result in any additional allowance for loan losses.

Advest Group, Inc.
At September 30, 1995, the Bank transferred $4.6 million of NPAs to AGI in accordance with the accelerated asset disposition plan previously discussed. The assets were transferred at their expected sales prices which reflected discounts from fair value. During 1996, $3.2 million of these assets were liquidated. It is expected that most of the remaining $1.4 million will be sold or repaid during fiscal 1997.
     AGI also holds a $9.0 million first mortgage on a property owned by a real estate limited partnership for which Billings Management Company, a subsidiary of Billings, serves as general partner. The loan was restructured during 1995 as part of a class action settlement on behalf of the limited partners. The first payment under the mortgage is not due until January 2000 therefore, the loan is technically performing. The property has been at full occupancy with a waiting list for nearly

[page 24 of annual report]

three years, however, given its significant future financial commitments, management has decided to treat the mortgage as a nonperforming loan and, accordingly, no interest income is being accrued.

Liquidity and Capital Resources
The Company's total assets were $965.2 million at September 30, 1996, reflecting a 16% increase from the prior year. The Bank's assets declined $48.3 million (18%) to $221.5 million reflecting the Bank's strategic transition to a mortgage banker whereby substantial levels of new loan originations are sold into secondary markets instead of being retained in portfolio. Conversely, Advest's assets increased $181.4 million (34%) to $713.0 million. The increase is primarily due to higher receivables related to stock loan/borrow activities, increased trading account balances, primarily corporate bonds, and higher margin debits.
     With the primary exception of loans held in portfolio by the Bank which comprise 20% of total assets, the Company's assets are highly liquid in nature. Liquid assets which include cash and cash equivalents, receivables from brokerage customers, interest-earning deposits, securities purchased under agreements to resell, securities borrowed, receivables from brokers and dealers, available for sale and trading securities comprised 72% of total assets at September 30, 1996 compared with 61% for the prior year.
     Shareholders' equity increased $10.3 million (13%) to $89.2 million primarily as a result of a $11.8 million increase in retained earnings from current year operating results. Treasury stock increased $2.6 million (22%), due to repurchases of the Company's common stock partly offset by sales of treasury shares to various employee equity plans and the exercise of stock options. At September 30, 1996, 2,513,077 shares of the Company's common stock had been purchased since the inception of the stock buyback program in August 1990, at an average price of $5.89 per share. SFAS 115, which was adopted in fiscal 1995 (See Note 4), resulted in a $.2 million reduction to shareholders' equity primarily related to the Bank's available for sale securities.
     AGI's principal source of funding is the earnings distributions from its subsidiaries which, except as discussed below, is unrestricted.

Advest, Inc.
In addition to funds generated from operations, sources used by Advest to finance assets include credit balances in brokerage accounts which decreased $17.4 million (6%), short-term borrowings which increased $33.8 million (Advest had no short-term debt at September 30, 1995), deposits for securities loaned which increased $100.4 million (88%), securities sold short which increased $42.6 million (879%) and long-term borrowings which were unchanged from 1995.
     Prior to the current year, Advest's short-term borrowings primarily resulted from timing differences related to trade settlements and were usually repaid within a day or two. A significant increase in Advest's corporate bond trading inventories (related to trading activities initiated by Advest in the second fiscal quarter) together with the securities industry conversion to same day funds settlement in February 1996 have resulted in substantial and recurring short-term borrowings by Advest. Advest has arrangements with certain financial institutions whereby it can borrow amounts on a collateralized basis, principally to support securities settlements and underwriting activities. Advest has substantial levels of customer and firm securities which can be used for such purposes. In July 1996, Advest's lead lending bank doubled Advest's secured, uncommitted line of credit to $90 million. Advest had requested the increase primarily to finance its increased inventory levels. Management believes that operating cash flow together with available credit lines will provide sufficient resources to meet all present and reasonably foreseeable capital needs.
     The Securities and Exchange Commission ("SEC") requires Advest to maintain liquid net capital to meet its obligations to customers. At September 30, 1996, Advest had excess net capital of approximately $35.5 million. See also Note 12.

Advest Bank
At September 30, 1996, the Bank's liquid assets included cash, federal funds and available for sale securities of $16.4 million. In addition, the Bank is a member of the FHLBB and, accordingly, has access to advances from the FHLBB to the extent the Bank possesses eligible collateral. At September 30, 1996, the Bank had uncommitted, eligible collateral of $90.0 million. Without giving effect to any operating results from subsequent periods, management believes that the Bank has sufficient capital to comply with the regulatory requirements. Under state bank regulatory restrictions, the Bank is currently prohibited from declaring dividends.
     The Federal Deposit Insurance Corporation ("FDIC") requires banks to maintain a minimum leverage capital ratio of between 4% and 5%. At September 30, 1996, the Bank's leverage capital ratio was 6.56%. The Bank is also subject to the FDIC's risk-based capital regulations which require the Bank to maintain a total risk-based capital ratio of 8%, including at least 4% Tier 1 capital. At September 30, 1996, the Bank's total risk-based and Tier 1 capital ratios were 10.44% (with capital of $16.6 million) and 9.19% (with capital of $14.6 million), respectively, which met all regulatory requirements.
     Pursuant to the FDIC Improvement Act ("FDICIA"), the Bank is subject to rules limiting brokered deposits and interest rates. Under FDICIA, the Bank meets the conditions to be deemed a "well capitalized" bank which means it may accept brokered deposits with no restrictions. At September 30, 1996, the Bank had $62.7 million of brokered deposits.

[page 25 of annual report]

Cash Flows
Cash and cash equivalents increased $4.2 million in the current year compared with a negligible increase in 1995 and a decline of $12.0 million in 1994. The current year increase was attributed to increases in cash of $2.7 million, $.9 million and $.5 million at Advest, the Bank and AGI, respectively. Advest generated $25.2 million from financing activities, primarily short-term borrowings, but used $7.7 million for investing, primarily deferred compensation payments and capital expenditures. Advest used $14.9 million in operating cash primarily to finance increased margin debits and trading inventories. The Bank generated $47.5 million from investing activities, primarily loan collections and sales of available for sale securities, and used $47.0 million for financing activities, primarily a decrease in deposits. The break even results for 1995 resulted from $1.0 million and $.3 million increases at the Bank and AGI, respectively, which were offset by a $1.3 million decline at Advest. The Bank's increase was primarily attributed to net funds generated by the accelerated asset disposition plan and improved cash flow from operations. Advest generated strong cash flow primarily from operations and a $6.25 million long-term borrowing in 1995. However, the broker/dealer made significant 1995 capital investments in computer hardware and software to support its sales force. In addition, Advest incurred high costs associated with the recruitment of investment professionals. The 1994 decline was primarily due to a net $40.1 million increase in loan originations (new loans less principal collections), a $52.4 million increase in margin debits, a $54.8 million decline in bank deposits and a $17.6 million decline in payables to brokerage customers. These uses of cash were partly offset by increased short and long-term borrowings and proceeds from sales and maturities of investments not reinvested.
     During the current year, the Company used $20.4 million of operating cash primarily to finance a $43.8 million increase in margin debits, a $17.4 million decline in brokerage customer credits and a $9.8 million increase in trading inventories net of short sales. Operating cash was provided primarily by net income plus noncash items of $19.1 million and a $31.0 million decline in segregated cash required by Rule 15c3-3. Financing activities used $14.2 million of cash primarily related to a $44.5 million decline in deposits of the Bank which was partly offset by a net increase of $23.3 million in short-term borrowings. Investing activities generated $38.8 million of cash, including $25.2 million decrease in available for sale securities, $49.3 million in proceeds from loan sales which were offset by the use of $30.7 million for net loan originations.
     During fiscal 1995, the Company generated $28.9 million of operating cash primarily from $6.4 million of net income adjusted for non-cash revenue and expense items. Margin debits declined $13.1 million and 15c3-3 requirements for segregated customer funds declined $18.0 million generating cash. Brokerage customer credits declined $10.5 million and Advest increased its trading positions $11.1 million decreasing operating cash. Financing activities used $93.6 million primarily due to a $56.2 million decline in customer deposits at the Bank. Advest's short-term borrowings declined $22.5 million and its long-term debt increased $6.25 million. The Bank paid down its short and long-term borrowings by $9.5 million and $10.0 million, respectively. Investing activities produced positive cash flow of $64.7 million primarily as a result of $49.5 million in proceeds from the sales of performing and NPAs of the Bank and $29.6 million from securities sales by the Bank. The Company generated $10.1 million of cash from the sales of its proprietary mutual fund investment advisory business. Uses of investing cash included $4.2 million for Advest's capital expenditures and for the Bank a net $4.4 million increase in loans originated compared with principal collections on loans.
     In 1994, the Company used $16.0 million of operating cash primarily due to the increased margin debits and decreased brokerage customer payables noted above which were partly offset by a $56.9 million decrease in segregated cash and securities required under SEC Rule 15c3-3. Financing activities used net cash of $11.9 million as the previously noted significant decline in bank deposits was partly offset by a net $25.9 million increase in short-term borrowings and a $20.5 million increase in long-term borrowings. Investing activities generated $16.0 million in net cash due to net proceeds from the sale and maturity of investments exceeding net new loans originated.

Recently Issued Accounting Pronouncements
The Financial Accounting Standards Board ("FASB") has issued SFAS 121, "Accounting for the Impairment Of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and SFAS 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". The Company will adopt these pronouncements in its 1997 fiscal year as required, and does not expect their implementation to have a material impact on the Company's financial condition or results of operations.
     The FASB issued SFAS 123 "Accounting For Stock-based Compensation." SFAS 123 permits companies to measure stock compensation costs using either the intrinsic value-based method or the fair value-based method. When adopted in 1997, Advest intends to continue using the intrinsic value-based method and will provide the expanded disclosures required by SFAS 123.

 [page 26 of Annual Report]

                                                      The Advest Group, Inc.
                                                      Consolidated Statements of Earnings

                                                                                         Fiscal years ended September 30,
                                                     ---------------   ---------------  ---------------
 In thousands, except per share amounts                   1996              1995             1994
--------------------------------------------------------------------   ---------------  ---------------
 Revenues
    Commissions                                          $  110,115         $  84,264        $  79,490
    Interest                                                 55,225            56,082           46,084
    Principal transactions                                   38,591            41,424           32,297
    Investment banking                                       28,166            17,470           25,743
    Asset management and administration                      20,050            16,810           16,399
    Gain on sale of investment
      advisory business, net                                    627            10,092              -
    Other                                                     8,607             6,491            5,216
                                                     ---------------   ---------------  ---------------
      Total revenues                                        261,381           232,633          205,229
                                                     ---------------   ---------------  ---------------
 Expenses
    Compensation                                            147,091           121,611          114,800
    Interest                                                 29,425            30,566           22,584
    Communications                                           20,030            18,418           18,662
    Occupancy and equipment                                  17,567            17,369           15,614
    Business development                                      5,613             4,204            4,532
    Professional                                              5,543             5,468            6,231
    Brokerage, clearing and exchange                          4,221             3,922            3,693
    Provision for credit losses and asset devaluation         1,258            10,338            5,411
    Other                                                     9,565             8,976            8,347
                                                     ---------------   ---------------  ---------------
      Total expenses                                        240,313           220,872          199,874
                                                     ---------------   ---------------  ---------------
 Income before taxes                                         21,068            11,761            5,355
 Provision for income taxes                                   9,270             5,410            2,302
                                                     ---------------   ---------------  ---------------
 Net income                                               $  11,798          $  6,351         $  3,053
                                                     ===============   ===============  ===============

 Net income per common and common equivalent shares:
       Primary                                            $    1.35          $   0.73         $   0.34
       Assuming full dilution                             $    1.23          $   0.71         $   0.34

 Average common and common equivalent shares outstanding:
    Primary                                                   8,748             8,735            8,997
    Assuming full dilution                                   10,270            10,298            8,997

 See Notes to Consolidated Financial Statements.

                                                      -39-

 [page 27 of Annual Report]

                                             The Advest Group, Inc.
                                          Consolidated Balance Sheets

                                                                                         September 30,
                                                                         ------------------------------
In thousands, except share and per share amounts                              1996           1995
 -  -  -  -   -  -  -  -   -  -  -  -   -  -  -  -  -  -  -  -  -  -  -  ------------------------------
Assets
Cash and short-term investments
     Cash and cash equivalents                                                $  11,461       $  7,294
     Cash and securities segregated under federal
       and other regulations                                                        265         31,259
                                                                         ------------------------------
                                                                                 11,726         38,553
                                                                         ------------------------------
Receivables
     Brokerage customers, net                                                   352,434        308,714
     Securities borrowed                                                        219,919        110,681
     Loans, net                                                                 195,288        242,575
     Brokers and dealers                                                          5,394          2,391
     Other                                                                       11,212         11,179
                                                                         ------------------------------
                                                                                784,247        675,540
                                                                         ------------------------------
Securities
     Trading, at market value                                                    93,937         41,500
     Held to maturity
        (market values of $22,876 and $31,473)                                   22,959         31,469
     Available for sale, at market value                                         15,127          3,360
                                                                         ------------------------------
                                                                                132,023         76,329
                                                                         ------------------------------
Other assets
     Equipment and leasehold improvements, net                                   14,187         12,115
     Other                                                                       22,994         28,278
                                                                         ------------------------------
                                                                                 37,181         40,393
                                                                         ------------------------------
                                                                             $  965,177     $  830,815
                                                                         ==============================
Liabilities & shareholders' equity
Liabilities
     Brokerage customers                                                     $  282,618     $  300,011
     Securities loaned                                                          213,996        113,632
     Deposits                                                                   191,186        235,656
     Securities sold, not yet purchased, at market value                         47,438          4,847
     Short-term borrowings                                                       39,301         10,251
     Compensation and benefits                                                   21,517         16,529
     Checks payable                                                              16,976          6,751
     Brokers and dealers                                                          7,634          9,744
     Other                                                                       14,973         16,670
                                                                         ------------------------------
                                                                                835,639        714,091
     Long-term borrowings                                                        19,744         17,240
     Subordinated borrowings                                                     20,552         20,552
                                                                         ------------------------------
                                                                                875,935        751,883
                                                                         ------------------------------
Commitements and contingent liabilities (see Notes 1, 12 and 14)
Shareholders' equity
     Common stock, par value $.01, authorized 25,000,000 shares,
        issued 10,710,289 and 10,584,488 shares                                     107            106
     Paid-in capital                                                             68,842         67,467
     Retained earnings                                                           34,754         22,956
     Unamortized restricted stock compensation                                      (56)             0
     Net unrealized gain (loss) on securities
        available for sale, net of taxes                                           (223)             2
     Treasury stock, at cost,
       2,306,948 and 2,202,519 shares                                           (14,182)       (11,599)
                                                                         ------------------------------
                                                                                 89,242         78,932
                                                                         ------------------------------
                                                                             $  965,177     $  830,815
                                                                         ==============================

See Notes to Consolidated Financial Statements.

                                                      -40-

[page 28 of Annual Report]



                                                             Fiscal years ended September 30,
                                                                     ------------------------------------------
In thousands                                                              1996          1995          1994
---------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                 $11,798       $ 6,351       $ 3,053
   Adjustments to reconcile net income to net cash
    activities provided by operating activities:
        Depreciation and amortization                                        8,221         8,905         7,067
        Provision for credit losses
           and asset devaluation                                             1,258        10,338         5,411
        Gain on  investment advisory business, net                            (627)      (10,092)            0
        Other                                                               (1,508)        1,512         2,156
   (Increase) decrease in operating assets:
        Receivables from brokerage customers                               (43,823)       13,079       (52,432)
        Securities borrowed                                               (109,238)      (44,930)      (36,623)
        Trading securities                                                 (52,437)       (6,633)       (9,094)
        Cash and securities segregated under
           federal and other regulations                                    30,994        18,046        56,868
        Other                                                               (2,086)        1,252         2,594
   Increase (decrease) in operating liabilities:
        Brokerage customers                                                (17,393)      (10,526)      (17,613)
        Securities loaned                                                  100,364        34,173        40,458
        Securities sold, not yet purchased,
          at market value                                                   42,591         2,660          (443)
        Brokers and dealers                                                 (2,110)        3,721        (3,573)
        Checks payable                                                      10,225           (49)       (8,207)
        Other                                                                3,362         1,063        (5,646)
                                                                     ------------------------------------------
Net cash (used for) provided by
   operating activities                                                    (20,409)       28,870       (16,024)
                                                                     ------------------------------------------

FINANCING ACTIVITIES
     Net decrease in deposits                                              (44,470)      (56,229)      (54,827)
     Proceeds from short-term borrowings                                         0             0        10,000
     Repayment of short-term borrowings                                    (10,496)      (10,298)       (6,650)
     Short-term brokerage borrowings, net                                   33,800       (22,501)       22,500
     Proceeds from long-term borrowings                                      8,250         7,250        20,500
     Repayment of long-term borrowings                                           0       (10,000)            0
     Other                                                                  (1,318)       (1,811)       (3,428)
                                                                     ------------------------------------------
Net cash used for financing activities                                     (14,234)      (93,589)      (11,905)
                                                                     ------------------------------------------

INVESTING ACTIVITIES
  Proceeds from (payments for):
      Sales of available for sale securities                                26,290        23,075             0
      Maturities of available for sale securities                            1,969         2,544             0
      Maturities of held to maturity securities                             22,252        18,466             0
      Purchase of available for sale securities                             (3,033)       (1,215)            0
      Purchase of held to maturity securities                              (23,986)      (16,439)            0
      Purchase of investment securities
         and short-term investments                                              0             0       (95,847)
      Maturities of investments                                                  0             0       131,734
      Sales of investments                                                       0             0        23,028
  Sale of investment advisory business, net                                    788        10,141             0
  Loans sold                                                                49,257        36,129             0
  Sales of OREO, net                                                         3,959         6,021        11,379
  Principal collections on loans                                            21,777        60,432        53,704
  Loans originated                                                         (52,439)      (67,674)      (93,774)
  Other                                                                     (8,024)       (6,745)      (14,249)
                                                                     ------------------------------------------
Net cash provided by investing  activities                                  38,810        64,735        15,975
                                                                     ------------------------------------------
Increase (decrease) in cash and cash equivalents                             4,167            16       (11,954)
Cash and cash equivalents at beginning of period                             7,294         7,278        19,232
                                                                     ------------------------------------------
Cash and cash equivalents at period end                                    $11,461       $ 7,294       $ 7,278
                                                                     ==========================================
---------------------------------------------------------------------------------------------------------------
Interest paid                                                              $29,580       $30,560       $22,853
Income taxes paid                                                          $10,067       $ 2,273       $ 1,058
Non-cash activities:
     Securities available for sale (from)
       to investment securities                                            $     0      ($20,891)      $27,910
     Securities available for sale
       from held to maturity                                               $ 9,962       $     0       $     0
     Securitization of mortgages                                           $27,307       $26,315       $     0
---------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                                                          -41-

[page 29 of Annual Report]

                                                          The Advest Group, Inc.
                                       Consolidated Statements of Changes in Shareholders' Equity

                                                                                                           Net
                                                                                                           unreal-
                                                                                                           lized
                                                                                                           gain
                                                                                                           (loss)
                                                                                                           on
In thousands,                                                   Unamortized                                securities
except                                                           restricted                                available,
share and $.01 par value Common stock        Paid                     stock           Treasury     stock   for             Share-
per share -----------------------------        in      Retained     compen-  ----------------------------  sale          holders'
amounts         Shares        Amount      capital      earnings      sation            Shares       Amount net             equity
                                                                                                           of taxes
---------------------------------------------------------------------------------------------------------  -----------------------

Balance as of
 September
 30, 1993        10,563,422       $105       $67,378      $13,552               (1,498,805)      ($7,046)                 $73,989
Net Income                                                  3,053                                                           3,053
Exercise of
 stock opt            6,800          1            27                                                                           28
Repuchase of
 common
 stock                                                                            (488,552)       (3,090)                  (3,090)

---------------------------------------------------------------------------------------------------------  -----------------------

Balance as of
 September
 30, 1994        10,570,222        106        67,405       16,605               (1,987,357)      (10,136)                  73,980
Adjustment
 to beginning
 balance for
 adoption
 SFAS 115                                                                                                       (57)          (57)
Net income                                                  6,351                                                           6,351
Exercise of
 stock opt           14,266                       62                                                                           62
Repurchase of
 common stock                                                                     (344,554)       (2,309)                  (2,309)
Sale of
 treasury
 stock to
 equity plan                                                                       129,392           846                      846
Change in
 unrealized
 gain(loss)
 net of taxes                                                                                                    59            59
---------------------------------------------------------------------------------------------------------  -----------------------

Balance as of
 September
 30, 1995        10,584,488        106        67,467       22,956          0    (2,202,519)      (11,599)         2        78,932
Net income                                                 11,798                                                          11,798
Exercise of
 stock opt          125,801          1           571                               138,270           504                    1,076
Repurchase of
 common stock                                                                     (398,900)       (3,799)                  (3,799)
Sale of
 treasury
 stock to
 equity plan                                     782                               150,499           677                    1,459
Change in
 unrealized
 gain(loss)
 net of taxes                                                                                                  (225)         (225)
Stock issued under
restricted stock
plans, less
amortization
of $1                                             22                     (56)        5,702            35                        1
---------------------------------------------------------------------------------------------------------  -----------------------

Balance as of
 September
 30, 1996        10,710,289       $107       $68,842      $34,754       ($56)   (2,306,948)     ($14,182)     ($223)      $89,242
=========================================================================================================  =======================

See Notes to Consolidated Financial Statements.

                                                     -42-

[page 30 of annual report]

                  Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

Basis of presentation
The consolidated financial statements include the accounts of The Advest Group, Inc. and all subsidiaries (collectively the "Company"). The Company provides diversified financial services including securities brokerage, trading, investment banking, consumer lending, trust and asset management. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. All material intercompany accounts and transactions are eliminated. Certain 1995 and 1994 amounts have been reclassified in the accompanying consolidated financial statements to provide comparability with the current year presentation.
     Cash equivalents are defined as short-term, highly liquid investments with an original maturity of three months or less including amounts due from banks, federal funds sold and overnight time deposits. Federal funds sold were $3,200,000 and $3,660,000 at September 30, 1996 and 1995, respectively.

Cash and securities segregated under federal and other regulations
Investments held in special reserve accounts for the exclusive benefit of customers, in accordance with Rule 15c3-3, are primarily securities purchased under agreements to resell which are financing transactions collateralized by US Government and Agency obligations and are carried at the amounts at which the securities will be subsequently resold. The collateral, which is held by a third party custodian bank, is valued daily and additional collateral is obtained when appropriate. At September 30, 1995, securities purchased under agreements to resell were $31,000,000. There were no positions at September 30, 1996. In addition, certain interest-bearing cash deposits are held in special reserve accounts for the exclusive benefit of customers.

Loans
Loans are carried at their unpaid principal balances, and related interest is recognized as income when earned but only to the extent considered collectible. Generally loans are placed on a nonaccrual status when interest or principal is unpaid for ninety days or earlier if circumstances indicate collection is doubtful. The Company resumes the accrual of interest on a delinquent loan if, in the opinion of management, the borrower has demonstrated adequate financial resources and intent to meet the terms and conditions of the loan, and all payments are current. If a loan has been restructured during a period in which it was delinquent, or had sufficiently met the definition of a restructured troubled loan in any other regard, a loan would not be restored to accruing status until 1) adequate collateral coverage had been provided and 2) an appropriate period (minimum six months) has elapsed during which the restructured loan has performed according to the terms and conditions of the restructuring.
     Loan origination fees and direct costs related to origination are deferred and amortized into interest income over the contractual life of the loan, using the level yield method. When a loan is prepaid or sold, any remaining unamortized fees and costs are credited or charged to income at that time.
     Effective October 1, 1995, the Company prospectively adopted Statement of Financial Accounting Standards ("SFAS") 122, "Accounting for Mortgage Servicing Rights." The adoption of SFAS 122 has not had a material impact on the Company's financial position or results of operations.
     Loans, usually mortgages, held for sale are carried at the lower of cost or market, as determined by outstanding commitments from investors or current investor yield requirements calculated on the aggregate loan basis, stratified based on their predominate risk characteristics, including loan type, amortization type (fixed or adjustable), and note rate. Gains and losses resulting from changes in carrying values are included in other income.

Allowance for loan losses
Management's determination of the adequacy of the allowance, established through charges against income, is based upon continuing evaluation of the risk characteristics of the loan portfolio, current economic and real estate market conditions, reviews of specific loans, estimates of current value of underlying collateral, changes in loan portfolio composition, the results of the most recent regulatory examination and other relevant factors. Loans are charged against the allowance when management believes that collection is unlikely. Any subsequent recoveries are credited to the allowance. The Company's reserves are general reserves and are available to absorb losses to the total loan portfolio as well as off-balance sheet commitments, such as commitments to extend credit, guarantee and standby letters of credit.
     As required, in October 1995, the Company adopted SFAS 114 "Accounting by Creditors for Impairment of a Loan", as amended by SFAS 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." The adoption of SFAS 114, as amended by SFAS 118, did not result in any additions to the provision for loan and credit losses solely because of adoption, and there was no change in the methods of recognizing interest income on impaired loans.

[page 31 of annual report]

Receivables from and payables to brokerage customers
Receivables from and payables to brokerage customers arise from cash and margin transactions executed by Advest on their behalf. In virtually all instances, receivables are collateralized by securities with market values in excess of the amounts due. The collateral is not reflected in the accompanying financial statements. A reserve for doubtful accounts is established based upon reviews of individual credit risks, as well as prevailing and anticipated economic conditions. At September 30, 1996 and 1995, the reserve was $791,000 and $743,000, respectively. Included in payables to brokerage customers are free credit balances of $259,910,000 and $278,450,000 at September 30, 1996 and 1995, respectively. Advest pays interest on credit balances when the customer has indicated that the funds are for reinvestment purposes.

Securities loaned and securities borrowed
Advest loans, to other brokers and dealers, securities owned by its customers and others for which it receives cash deposits or other securities as collateral. Advest also acts in an agency capacity whereby it borrows securities from one broker-dealer and lends to another. Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received, respectively. The initial collateral advanced or received has a market value equal to the market value of the underlying securities. The values of such securities at September 30, 1996 and 1995 approximate amounts owed.

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

Investment securities
Securities available for sale are carried at fair value with unrealized holding gains or losses credited or charged directly to shareholders' equity. Realized gains and losses are recorded on trade date by the specific identification method and are included in revenue from principal transactions. Securities, which the Company has the positive intent and ability to hold until maturity, are carried at amortized cost and classified as held to maturity investments. Available for sale and held to maturity securities are reduced to fair value, through charges to income, for declines in value that are considered to be other than temporary.

Equipment and leasehold improvements
Depreciation of equipment for financial accounting purposes, is calculated primarily using the straight-line method and is based upon the estimated useful lives of the assets ranging from three to ten years. Leasehold improvements are amortized over the shorter of the terms of the respective leases or the estimated useful lives of the improvements. At September 30, 1996 and 1995, accumulated depreciation and amortization were $33,314,000 and $31,942,000, respectively.

Intangible assets
The excess cost over the fair value of net assets of acquired companies is recorded as goodwill and is amortized on a straight-line basis over periods between 15 and 40 years. At September 30, 1996 and 1995, the amount of goodwill reported in other assets is $6,124,000 and $6,374,000, respectively.

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

Provision for credit losses and asset devaluation
The provision for credit losses and asset devaluation reflects reserve accruals and writedowns for loans, other real estate owned ("OREO") and certain other investments and receivables.

Income taxes
Deferred income taxes are recognized for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to an amount which is more likely than not realizable. Income tax expense is the sum of the taxes currently payable and the change during the period in deferred tax assets and liabilities.

Net income per common and common equivalent share
Primary income per share is calculated by dividing net income by the average shares of common stock and common stock equivalents outstanding during the period. Common stock equivalents are dilutive stock options which are assumed exercised for calculation

[page 32 of annual report]

purposes. Fully diluted calculations assume full conversion of the Company's outstanding subordinated debentures into common stock and elimination of the related interest expense, net of taxes.

Derivative financial instruments
Advest enters into derivative transactions to hedge certain trading positions, primarily municipal and corporate bonds. Derivatives to hedge trading inventory positions are marked to market daily with unrealized gains and losses reflected in revenue from principal transactions. Market values for exchange-traded derivatives, principally futures, are based on quoted market prices.
     Payments or receipts under derivative financial instruments used to manage interest rate risks arising from the Bank's financial assets and financial liabilities are recognized as an adjustment to interest income or expense.

Other accounting pronouncements
The Financial Accounting Standards Board ("FASB") has issued SFAS 121, "Accounting for the Impairment Of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and SFAS 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". The Company will adopt these pronouncements in its 1997 fiscal year, as required, and does not expect their implementation to have a material impact on the Company's financial condition or results of operations.
     The FASB issued SFAS 123, "Accounting For Stock-based Compensation." SFAS 123 permits companies to measure stock compensation costs using either the intrinsic value-based method or the fair value-based method. When adopted in 1997, Advest intends to continue using the intrinsic value-based method and will provide the expanded disclosures required by SFAS 123.

Note 2: Loans
At September 30, 1996 and 1995, loans consisted of:
        ------------------------------------------------
        In thousands                    1996        1995
        ------------------------------------------------
        Advest Bank:
          Mortgages
             Commercial             $ 26,128    $ 43,908
             Multi-family residential 11,285      12,256
             1 - 4 family residential
                conventional          85,321     127,789
             Home equity credit       58,691      42,257
          Commercial                   2,757       3,856
          Consumer                     1,097         922
          Installment note and lease
             loan financing            1,587       1,811
        Advest Group, Inc.:
          Mortgages
             Commercial                9,000       9,031
             1 - 4 family residential    555       1,460
             Other                       232         431
        Other                          1,033       1,188
                                     -------------------
                                    $197,686    $244,909
                                     ===================

     The Company maintains an allowance for possible future loan losses. For the three years in the period ended September 30, 1996, activity in the allowance for loan losses was as follows:
       --------------------------------------------------
       In thousands             1996       1995       1994
       --------------------------------------------------
       Balance at the beginning
          of the year         $2,334     $4,900     $5,782
       Provisions              1,022      5,637      2,499
       Charge-offs           (1,249)    (8,462)    (3,555)
       Recoveries                291        259        174
                             -----------------------------
       Balance at the end
          of the year         $2,398     $2,334     $4,900
                               ===========================

     Nonperforming assets include nonaccruing loans, loans ninety days past due and accruing interest, loans renegotiated on other than prevailing market terms and OREO. OREO is included in other assets in the consolidated balance sheets. All other nonperforming assets are classified as loans. It is management's policy to reverse all uncollected interest at the time a loan is placed on non-accrual. Interest forgone on nonaccrual and restructured loans of the Bank were $297,000, $509,000 and $754,000 for the years ended September 30, 1996, 1995 and 1994, respectively. As of September 30, 1996, no additional funds were committed to clients whose loans have been restructured or were nonperforming. At September 30, 1996 and 1995, nonperforming assets were comprised of:

        ------------------------------------------------
        In thousands                  1996          1995
        ------------------------------------------------
        Advest Group, Inc.:
          Non-accrual loans        $ 9,555       $10,666
          OREO                         800         2,950
        Advest Bank:
          Non-accrual loans          1,422           290
          OREO, net                    984         2,849
        Other                          750           750
                                    --------------------
                                   $13,511       $17,505
                                    =====================

        Nonperforming assets as a percentage
          of loans and OREO           6.8%          7.0%
                                    =====================

        Nonperforming assets as a percentage
          of total assets             1.4%          2.1%
                                    =====================

At September 30, 1996, the Bank classified $5.3 million of loans as impaired pursuant to the requirements of SFAS 114, "Accounting by Creditors for Impairment of a Loan". Under SFAS 114, a loan is considered impaired if it is probable that the Company will be unable to collect scheduled payments according to the terms of the loan agreement. Impaired loans include $3.8 million of loans restructured and currently classified as performing, $.7 million of loans currently classified as non-accrual and $.8 million of loans in which potential credit problems may lead to future non-accrual status or possible charge-off. The non-accrual impaired loans are a component of nonperforming assets. Impairment reserves as calculated under SFAS 114 resulted in no additional allowance for loan losses.

[page 33 of annual report]

Note 3: Trading Positions
At September 30, 1996 and 1995, Advest's trading positions consisted of:
  -------------------------------------------------------------
                                                Securities sold,
                          Trading securities   not yet purchased
                         --------------------------------------
  In thousands               1996      1995      1996      1995
  -------------------------------------------------------------
  Corporate obligations   $53,114   $ 3,474   $44,825    $  586
  State and municipal
     obligations           25,796    26,052       183       210
  US government and
     agency obligations    10,612     6,252       697       535
  Stocks and warrants       4,415     5,722     1,733     3,516
                          -------------------------------------
                          $93,937   $41,500   $47,438    $4,847
                          =====================================

Note 4: Investment Securities
The Company realigned its available for sale and held to maturity portfolios in December 1995, in accordance with the provisions of a special report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities," issued by the FASB staff. The realignment resulted in the transfer of $9,962,000 of held to maturity securities to available for sale portfolio in December 1995. Effective October 1, 1994, the Company prospectively adopted SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities" and revised its securities accounting policy. Consequently, available for sale securities increased by $20,891,000.
     As of September 30, 1996, the amortized cost and fair values of debt securities, by contractual maturity, were:

                          Available for Sale   Held to Maturity
                         --------------------------------------
                          Amortized    Fair   Amortized    Fair
  In thousands               cost     value      cost     value
  -------------------------------------------------------------
  Due in one year
     or less              $   --   $   --    $11,225    $11,220
  Due after one year
     through five years       --        --        849       845
  Due after five years
     through ten years        --        --        250       250
  Due after ten years      11,060    10,710    10,635    10,561
                          -------------------------------------
                          $11,060   $10,710   $22,959   $22,876
                          =====================================

     For the three years ended September 30, 1996, 1995 and 1994, respectively, proceeds from the sale of securities available for sale were $26,290,000, $23,075,000 and $14,003,000 and gross gains reported were $115,000, $152,000 and $60,000, respectively. Gross losses were $255,000 and $59,000 for 1995 and 1994, respectively, and there were no gross losses reported for 1996. The amortized cost and fair values of the Company's available for sale securities at September 30, 1996 and 1995 were:
  -------------------------------------------------------------
                        Amortized     Gross unrealized     Fair
                                      ----------------
  In thousands               cost     gains    losses     value
  -------------------------------------------------------------
  1996
  FHLB stock              $ 2,233     $ --    $   --    $ 2,233
  Mortgage-backed securities
     of federal agencies    8,998         7     (350)     8,655
  Other mortgage-backed
     securities                99       --        --         99
  Other                     4,132        15       (7)     4,140
                          -------------------------------------
                          $15,462      $ 22    $(357)   $15,127
                          =====================================

  1995
  FHLB stock               $2,233     $ --      $ --     $2,233
  Mortgage-backed securities
     of federal agencies      861         2       --        863
  Other mortgage-backed
     securities               264       --        --        264
                          -------------------------------------
                           $3,358      $  2     $ --     $3,360
                          =====================================

     There were no sales of held to maturity securities during the three years in the period ended September 30, 1996. The amortized cost and fair values of the Company's held to maturity securities at September 30, 1996 and 1995 were:

  -------------------------------------------------------------
                                          Gross unrealized
                        Amortized     -------------------- Fair
  In thousands               cost     gains    losses     value
  -------------------------------------------------------------
  1996
  Mortgage-backed
     securities           $10,635       $11     $(85)   $10,561
  US government and agency
     obligations           11,824       --        (9)    11,815
  Other                       500       --        --        500
                          -------------------------------------
                          $22,959       $11     $(94)   $22,876
                          =====================================

  1995
  Mortgage-backed
     securities           $21,965      $107    $(105)   $21,967
  US government and agency
     obligations            6,854         2       --      6,856
  Other                     2,650         --      --      2,650
                          -------------------------------------
                          $31,469      $109    $(105)   $31,473
                          =====================================

[page 34 of annual report]

Note 5: Deposits
Pursuant to the FDIC Improvement Act ("FDICIA"), the Bank is subject to rules limiting brokered deposits and related interest rates. Under these rules, banks that are deemed "well capitalized" may accept brokered deposits without restriction, and banks deemed "adequately capitalized" may do so with a waiver from the FDIC. An "undercapitalized" bank is not eligible for a waiver and may not accept brokered deposits. The Bank meets the conditions of such rules to be deemed a "well capitalized" bank. At September 30, 1996 and 1995, client deposits at the Bank consisted of:

        ------------------------------------------------
        In thousands                    1996        1995
        ------------------------------------------------
        Money market                $127,840    $167,778
        Certificates of deposit       63,271      67,790
        Savings                           75          88
                                    --------------------
                                    $191,186    $235,656
                                    ====================

Note 6: Short-term Borrowings
In the ordinary course of business, primarily to facilitate securities settlements and finance trading inventories, Advest obtains bank loans which are collateralized by its own securities inventory and customers' margin securities. The loans are payable on demand and bear interest based on the federal funds rate. At September 30, 1996, Advest had $33,801,000 in firm loans outstanding. There were no outstanding loans at September 30, 1995. The weighted average interest rate on bank loans outstanding at September 30, 1996 was 5.71% and the weighted average interest rates during fiscal 1996 and 1995 were 5.86% and 6.14%, respectively.
     Short-term borrowings of the Bank consisted primarily of the current portion of advances from the Federal Home Loan Bank ("FHLB"). At September 30, 1996, borrowings totaled $4,750,000 at rates from 6.30% to 8.60%. At September 30, 1995, borrowings totaled $9,500,000 at rates from 5.24% to 9.11%. The Bank has unused short term credit lines of approximately $7,900,000 with the FHLB at September 30, 1996. The Bank's borrowings with the FHLB are collateralized by its holdings of FHLB stock as well as otherwise unencumbered mortgage loans and investment securities. Based on available qualified collateral balances of approximately $146 million, the Bank had total borrowing capacity with the FHLB of approximately $111 million at September 30, 1996.

     The advances are subject to prepayment penalties, which are intended to make the FHLB indifferent to the prepayment and are approximately equivalent to settlement of the obligations at their current fair value.
     AGI's short-term borrowings at both September 30, 1996 and 1995 were $750,000. The borrowings represent the current portion of a promissory note due a third party lender. Refer to Note 7 for additional information.

Note 7: Long-term Borrowings
Long-term borrowings of the Bank were $8,750,000 and $6,500,000 as of September 30, 1996 and 1995, respectively, and represent the non-current portion of FHLB advances. The borrowings are collateralized in the same manner as short-term borrowings. As of September 30, 1996, the interest rates and maturities of outstanding borrowings were:

     -------------------------------------------------------
     In thousands                  Interest rates     Amount
     -------------------------------------------------------
     Year ending
        September 30, 1998         6.40% - 7.17%      $5,750
     Year ending
        September 30, 2000         6.68%               1,500
     Year ending
        September 30, 2001         6.73%               1,500
                                                   ---------
                                                   $   8,750
                                                   =========

     During fiscal 1995, Advest borrowed $6,250,000 under a non-recourse note, collateralized exclusively by furniture and computer equipment. Under the terms of the note, the principal is due October 1, 1998, unless extended at Advest's option, with interest payments due monthly beginning April 1, 1995. The note bears interest at the variable rate of the LIBOR rate plus 2.5% per annum. The interest rate on the long-term note outstanding at September 30, 1996 and 1995 was 7.96% and 8.37%, respectively. The purpose of the loan was to increase Advest's regulatory net capital. As required by the non-recourse note, AGI signed a letter of credit with a third party bank guaranteeing 20% of Advest's debt. The letter of credit is fully collateralized by government securities.
     At September 30, 1996 and 1995, long-term borrowings of AGI were $4,744,000 and $4,490,000, respectively and represent a loan from a third party lender on a first mortgage held by AGI. The debt bears interest at 1.25% over prime with interest and principal payments due monthly, and is due July 1, 1997 unless extended at AGI's discretion to July 1, 1999. AGI borrowed an additional $1,000,000 under the same terms during fiscal 1995. The debt is collateralized by the first mortgage on real estate managed by a subsidiary. The mortgage

[page 35 of annual report]

is currently classified as nonperforming and is due December 31, 2005.

Note 8: Subordinated Borrowings
At September 30, 1996 and 1995, the Company had $20,552,000 of 9% convertible subordinated debentures outstanding with interest payable semiannually. The debentures are convertible at any time prior to maturity into common stock of The Advest Group, Inc. at $13.57 per share. The debentures are redeemable currently at 101.2% of the principal amount plus accrued interest and at declining prices hereafter. The debentures are subordinated to the claims of general creditors and are due on March 15, 2008.
     Annual sinking fund requirements of 5% of the aggregate principal amount of the debentures or at least 70% of the debentures prior to maturity are currently due. At its option, the Company may make sinking fund payments in cash or in debentures or by a credit for debentures previously converted or redeemed. To date, all sinking fund requirements have been satisfied by the Company's election to use previously redeemed securities. The Company has purchased and retired $6,948,000 of the initial offering amount and, consequently, has currently satisfied the entire sinking fund requirement through fiscal 1998.
     During the year ended September 30, 1995, the Company purchased and retired debentures with a total par value of $445,000. There were no debentures purchased by the Company during fiscal 1996.

Note 9: Common Stock
In 1996, the Board of Directors increased the number of shares authorized to repurchase the Company's common stock to 3,000,000 shares. During the years ended September 30, 1996 and 1995, 398,900 and 344,554 shares, respectively, were acquired for a total of 2,513,077 shares repurchased since the start of the repurchase program in August 1990.
     The payment of dividends on the Company's common stock is subject to (1) the availability of funds from Advest, which may be restricted under the net capital rule of the SEC and the New York Stock Exchange ("NYSE"), and from the Bank, which is subject to minimum bank regulatory requirements, and (2) the restriction of the Company's Indenture with respect to its 9% Convertible Subordinated Debentures due 2008 and (3) the restriction of the Company's Loan and Security Agreement dated as of July 2, 1992 with Fleet Bank, N.A. Such restrictions have never curtailed the Company's dividend payments, however, the Company has not declared a dividend since December 1990.
     In 1988, the Board of Directors of the Company adopted a shareholder rights plan. The plan provides for the distribution of one common stock purchase right for each outstanding share of common stock of the Company. Each right entitles the holder, following the occurrence of certain events, to purchase one share of common stock at a purchase price of $30 per share subject to adjustment. The rights will not be exercisable or transferable apart from the common stock except under certain circumstances in which either a person or group of affiliated persons acquires, or commences a tender offer to acquire, 20% or more of the Company's common stock or a person or group of affiliated persons acquires 15% of the Company's common stock and is determined by the Board of Directors to be an "Adverse Person." Rights held by such an acquiring person or persons may thereafter become void. Under certain circumstances, a right may become a right to purchase common stock or assets of the Company or common stock of an acquiring company at a substantial discount. Under certain circumstances, the Company may redeem the rights at $.01 per right. The rights will expire in October 1998 unless earlier redeemed or exchanged by the Company.
     The Company has 2,000,000 shares, $.01 par value, preferred stock which was authorized by shareholders in 1988. The board of directors has full discretion with respect to designating and establishing the terms of each class or series of preferred stock prior to its issuance. No preferred stock has been issued to date.

Note 10: Stock Option Plans
1993 Stock Option Plan
The Company's 1993 Stock Option Plan (the "1993 Plan"), established during fiscal 1994, provides for grants of incentive stock options or nonqualified stock options for up to 500,000 shares of the Company's common stock. At September 30, 1996, options for 348,817 shares had been granted under the 1993 Plan, of which 342,217 options were outstanding. Option grants under the 1993 Plan are made at the discretion of the Stock Option and Compensation Committee of the Board of Directors and become exercisable at such times (but not within six months of grant) and expire at such time (but not later than 10 years after grant), as that committee determines.

1994 Non-Employee Director Stock Option Plan
The Company's 1994 Non-Employee Director Stock Option Plan (the "1994 Plan"), established during fiscal 1995, provides for annual grants of 2,500 incentive stock options (increased from 1,500 per director effective October 1, 1996) to each director not employed by the Company up to an aggregate of 60,000 options for all directors. At September 30, 1996, options for 19,500 shares had been granted and were outstanding under the 1994 Plan. Options granted under the 1994 Plan become exercisable in equal thirds 30, 42 and 54 months after grant and expire 60 months after the grant.

Prior Stock Option Plans
At September 30, 1996, the Company had outstanding an aggregate of 293,465

[page 36 of annual report]

options issued to employees under stock option plans maintained by the Company in prior years under which no further grants are authorized. These include 5,139, 125,149 and 36,677 nonqualified stock options granted to top account executives under performance-based plans offered in calendar 1990, 1991 and 1992, respectively. These account executive options become exercisable five years after grant and expire one year thereafter. These also include 126,500 five-year options granted to executive officers and key employees other than account executives on three occasions between October 1991 and February 1993.

Advest Equity Plans
During calendar 1996 and 1995 the Company offered the Advest Equity Plan (the "Equity Plan") to certain eligible employees. The Equity Plan is a salary deferral investment program and is described in more detail in Note 11. For deferrals during 1995, 169,690 nonqualified stock options were granted. These options become exercisable on January 1, 2001 and expire December 31, 2002. For deferrals during 1996 through June 30, 1996, 78,304 options were granted and additional options will be granted based on deferrals from June 30, 1996 through December 31, 1996. These are nonqualified stock options which will become exercisable on January 1, 2002 and expire December 31, 2003.

Exercise Price of Options
All options granted by the Company to date, or which may be granted under the 1993 Plan, the 1994 Plan and the Equity Plan for calendar 1995, have or will have exercise prices not less than 100% of the fair market value of the Company's common stock on the date of grant.

Transaction Summary
Transactions under the Company's stock option plans are summarized below:

        ---------------------------------------------------------
                                   Number of      Option price
                                    shares          per share
        ---------------------------------------------------------
        Options outstanding at
          September 30,
          1993 (223,768 exercisable) 762,396      $ 2.00- $ 8.13
             Granted                  30,000        5.13
             Forfeited              (79,829)        2.00-   8.13
             Exercised               (6,800)        4.00
                                   ---------
        Options outstanding at
          September 30,
          1994 (179,301 exercisable) 705,767        2.00-   7.00
             Granted                 156,500        5.63-   6.00
             Forfeited              (50,358)        2.00-   7.00
             Exercised              (13,266)        4.00-   6.25
                                   ---------
        Options outstanding at
          September 30,
          1995 (190,501 exercisable) 798,643        2.00-   6.25
             Granted                 431,818        8.50-  10.25
             Forfeited               (1,244)        5.13-   5.88
             Exercised             (327,148)        2.00-   8.50
                                   ---------
        Options outstanding at
          September 30,
          1996 (116,537 exercisable) 902,069      $ 2.00- $10.25
                                   =========

Note 11: Employee Compensation and Benefit Plans

Advest Thrift Plan
The Company maintains the Advest Thrift Plan (the "Thrift Plan") which is a qualified employee stock ownership plan ("ESOP") and 401(k) plan covering all employees who have completed one year of service. The Thrift Plan is the successor to the December 31, 1992, merger of the Employee Stock Ownership Plan, Incentive Savings Plan and Employees' Retirement Plan. The Company matches 100% of participants' contributions to their Thrift Plan accounts up to 2% of compensation. In addition, the Company has made or will make discretionary contributions to participants' Thrift Plan accounts equal to 2.5%, 2.0% and 1.5% of their compensation for calendar 1996, 1995 and 1994, respectively. Contribution expense for fiscal 1996, 1995 and 1994 was $3,610,731, $2,624,281 and $2,552,180, respectively. No ESOP contributions have been made by the Company since 1993.

Defined Benefit Plans
The Company's Account Executive Nonqualified Defined Benefit Plan (the "AE Defined Benefit Plan"), effective October 1, 1992, offers certain high-performing account executives retirement benefits based upon a formula reflecting their years of service, the gross commissions they generate and Company contributions to their Thrift Plan 401(k) accounts.
     The Company's Executive Nonqualified Post-Employment Income Plan (the "Executive Defined Benefit Plan"), effective October 1, 1993, provides certain senior executives with income for 10 years after retirement equal to a percentage of their final average earnings based upon a formula reflecting years of service, assumed social security benefits and Company contributions to certain other benefit plans on the executive's behalf.
     Although the AE Defined Benefit Plan and the Executive Defined Benefit Plan are considered to be "unfunded," assets have been set aside in revocable trusts for each to fund future payments. These trusts are available to general creditors of the Company in the event of liquidation. The fair value of these trusts, which are included in trading securities, at September 30, 1996 was $6,054,000, which was more than the projected benefit obligation by $662,000.
     The following table sets forth the status of the AE Defined Benefit Plan and Executive Defined Benefit Plan as well as amounts recognized in the Company's consolidated financial statements at September 30, 1996 and 1995:

[page 37 of annual report]

        ------------------------------------------------
        In thousands                    1996        1995
        ------------------------------------------------
        Actuarial present value of benefit obligations:
          Vested                      $  --       $  --
          Non-vested                   3,952       2,673
                                      ------------------
        Accumulated benefit obligation 3,952       2,673
        Effect of projected future
        compensation levels            1,440       1,179
                                      ------------------
        Projected benefit obligation   5,392       3,852
        Unrecognized net loss          (111)       (369)
        Unrecognized prior service cost(529)       (341)
                                      ------------------
        Accrued pension liability     $4,752      $3,142
                                      ===================

     Pension expense for the plans for the three years ended September 30, 1996 included in the following components:

       ---------------------------------------------------
       In thousands             1996       1995       1994
       ---------------------------------------------------
       Service cost           $1,257    $   878     $1,042
       Interest cost             288        175         92
       Net amortization
          and deferral            65          6         34
                               ---------------------------
       Net benefit costs      $1,610     $1,059     $1,168
                               ===========================

     The following table provides the assumptions used in determining the projected benefit obligation for the plans for the three years ended September 30, 1996:

-----------------------------------------------------------------
                                         1996      1995      1994
-----------------------------------------------------------------
Weighted average discount rate           7.5%      7.0%      8.5%
Rate of increase in future
   compensation levels                   5.0       5.0       5.0
Expected long-term rate of return
   on plan assets                        7.0       6.5       7.5
-----------------------------------------------------------------

Equity Plans
For calendar 1996 and 1995 the Company offered the Advest Equity Plan (the "Advest Equity Plan") to certain top performing account executives and designated key employees. The Advest Equity Plan allows those employees to defer a portion of their compensation and invest it on a pretax basis in units consisting of one share of the Company's common stock and one option to purchase an additional share of common stock. The share portion of the unit is issued monthly from treasury stock and will be restricted for three years after the year of deferral. The option portion is described under Note 10. Both the restricted stock and options will be subject to forfeiture under certain circumstances. For calendar 1996 and 1995, the Company offered a substantially similar plan to executive officers, although under this executive officer plan restricted stock is purchased on the open market and options are granted under the 1993 Stock Option Plan. In addition, beginning with fiscal 1996, the Company offered certain key professionals the opportunity to defer a portion of their compensation over certain levels and invest it in restricted stock at a discounted price of 75% of market. Also, beginning with calendar 1996, 50% of the annual retainer of each director of the Company (or a greater portion, at their election) will be invested in restricted stock at 100% of market.

Management Incentive Plan
The Company has a Management Incentive Plan (the "MIP") which provides for incentive compensation to salaried employees. Compensation presently is based on the Company's pre-tax income. During fiscal 1996, 1995 and 1994, MIP compensation was $2,482,000, $1,330,000 and $0, respectively. For fiscal 1996, any MIP award to an executive officer in excess of 150% of the amount of the MIP award for that executive for the prior fiscal year was invested in restricted shares of the Company's Common Stock.

Note 12: Capital and Regulatory Requirements
Advest is subject to the net capital rule adopted and administered by the NYSE and the SEC. Advest has elected to compute its net capital under the alternative method of the rule which requires the maintenance of minimum net capital equal to 2% of aggregate debit balances arising from customer transactions, as defined. The NYSE also may require a member firm to reduce its business if net capital is less than 4% of aggregate debit balances and may prohibit a member firm from expanding its business and declaring cash dividends if net capital is less than 5% of aggregate debit balances. As of September 30, 1996, Advest's regulatory net capital of $43,112,000 was 11% of aggregate debit balances and exceeds required net capital by $35,508,000.
     Under state bank regulatory restrictions, the Bank is required to maintain a minimum level of capital and to limit annual dividends to the total of the current and prior two years retained net income. As a result of these restrictions, the Bank with an accumulated deficit at September 30, 1996 is prohibited from declaring dividends. At September 30, 1996, the Bank's leverage capital, risk-based and Tier 1 capital ratios were 6.56%, 10.44% and 9.19%, respectively, which met all regulatory requirements. At September 30, 1995, the Bank's leverage capital, risk-based and Tier 1 capital ratios were 5.03%, 8.61% and 7.40%, respectively. These ratios met regulatory requirements, however, the September 30, 1995 leverage capital ratio did not meet the requirements of the Memorandum of Understanding ("MOU") while it was in effect. The MOU was lifted in July 1996. Refer to discussion in Management's Discussion and Analysis under the caption "Liquidity and Capital Resources - Advest Bank."


Note 13: Income Taxes
The provision for income taxes for the three years ended September 30, 1996 consisted of the following:

[page 38 of annual report]

       --------------------------------------------------
       In thousands             1996       1995       1994
       --------------------------------------------------
       Current:
          Federal             $5,893     $1,695  $     --
          State and local      3,270      1,985      1,015
                              ----------------------------
                               9,163      3,680      1,015
                              ----------------------------
       Deferred:
          Federal                181      1,747      1,280
          State and local       (74)       (17)          7
                              ----------------------------
                                 107      1,730      1,287
                              ----------------------------

       Provision for income
          taxes               $9,270     $5,410     $2,302
                              ============================

     At September 30, 1996 and 1995, deferred tax assets and liabilities were comprised of:

        ------------------------------------------------
        In thousands                    1996        1995
        ------------------------------------------------
        Deferred tax assets:
          Provision for credit losses and
             asset devaluation        $2,753      $3,853
          Employee benefits            4,446       3,810
          Lease commitments              434         --
          FAS115 losses                  112         --
          Other                           86           4
                                      ------------------
        Total deferred tax assets     $7,831      $7,667
                                      ------------------

        Deferred tax liabilities:
          Tax loan loss reserve in
             excess of base year      $  614     $   433
          Depreciation                 1,367         620
          Investment income              449       1,002
          Partnership basis difference 2,305       3,082
          Other                          961         400
                                      ------------------
        Total deferred tax liabilities$5,696      $5,537
                                      ------------------
          Net deferred tax asset      $2,135      $2,130
                                      ==================

     The Company will only recognize a deferred tax asset when, based on available evidence, realization is more likely than not. Accordingly, at September 30, 1996 and 1995, the Company has recorded no valuation allowance against federal deferred tax assets based on reversals of existing taxable amounts and anticipated future earnings. A valuation reserve has been established to cover state net operating loss carryforwards which were not expected to be realized due to short carryforward time periods. At September 30, 1996 and 1995, the valuation reserve was $1,671,000 and $1,510,000, respectively, reflecting existing state net operating loss carryforwards. At September 30, 1996, state net operating loss carryforwards were approximately $14.9 million which expire in various years between 1998 and 2000.
     A reconciliation of the difference between the statutory federal income tax rate and the effective income tax rate follows for the three years ended September 30, 1996 follows:

      -------------------------------------------------------
      Percent of pre-tax income   1996       1995       1994
      -------------------------------------------------------
      Statutory income tax rate   35.0%      34.0%      34.0%
      State and local income taxes,
         net of federal tax effect  9.8      11.1       12.6
      Tax-exempt interest income   (1.6)     (1.9)      (4.6)
      Intangible assets            0.4        0.7        1.6
      Dividend income               --        --        (0.3)
      Other                        0.4        2.1       (0.3)
                                  ---------------------------
      Effective income tax rate   44.0%      46.0%      43.0%
                                   ==========================

     On August 21, 1996, The Small Business Job Protection Act was signed into law which repeals the tax bad debt deduction method currently available to the Bank. The Bank will be required to change its tax bad debt method to the specific charge-off method effective for fiscal year ending September 30, 1997. It is anticipated that the change in method will result in taxable income of approximately $1,428,000 representing the excess of the Bank's tax bad debt reserve at September 30, 1996 over the reserve that arose in tax years beginning before December 31, 1987 (base year amount). Generally, the income will be recognized for tax purposes ratably over a six year period. A deferred tax liability has been established for the effect of this new legislation. As of September 30, 1996, the Bank's bad debt reserve for federal tax purposes was approximately $3,583,000 of which $2,155,000 represents the base year amount. A deferred tax liability has not been recognized for the base year amount. A tax liability could be incurred if certain excess distributions were made with respect to the Bank's stock. It is not anticipated that such excess distributions would occur.

Note 14: Commitments and Contingent Liabilities

Leases
The Company conducts all of its operations from leased premises, and leases data processing and communications equipment under noncancelable operating leases primarily varying from one to ten years, with certain renewal options for similar terms. Minimum rentals based upon the original terms (excluding taxes, insurance and maintenance expenses which also are obligations) are (in thousands):
      ----------------------------------------------------
                                     Data processing
      Fiscal year ended     Office  & communications
      September 30,     facilities         equipment  Total
      -----------------------------------------------------
      1997                 $ 6,436         $1,138   $ 7,574
      1998                   5,873            761     6,634
      1999                   4,886            222     5,108
      2000                   4,355             --     4,355
      2001                   4,060             --     4,060
      2002 and thereafter   10,617             --    10,617
                          ---------------------------------
                           $36,227         $2,121   $38,348
                          =================================

     Rental expense under these leases was $8,928,000, $9,458,000 and $9,938,000 for the years ended September 30, 1996, 1995 and 1994, respectively.

[page 39 of annual report]

Loan guarantees and letters of credit
Billings Management Company ("BIM"), a subsidiary of Billings, acts as general partner in various real estate limited partnerships. At September 30, 1996 and 1995, AGI was a guarantor of borrowings by one of the partnerships in the amount $503,000 and $750,000, respectively. The borrowings are uncollateralized.
     At September 30, 1996, AGI was contingently liable under a bank letter of credit in the amount of $1,250,000. The letter of credit was required under the terms of a non-recourse note entered into between Advest and a third party lender and covers 20% of the note amount. It is fully collateralized by government securities. Refer to Note 7.
     At both September 30, 1996 and 1995, Advest was contingently liable under bank letter of credit agreements in the amount of $1,255,000, which are collateralized by securities held in customer accounts.
     At September 30, 1996 and 1995, the Bank was contingently liable under standby letters of credit and commitments to extend credit to its customers in the amount of $68,405,000 and $45,177,000, respectively. The value of collateral required to be held for letter of credit commitments as of September 30, 1996 ranges from 186% to 466% of individual commitments with a weighted average of 274%.

Litigation
The Company has been named as defendant in a number of legal proceedings arising principally from its securities and investment banking business. Some of these actions involve claims by plaintiffs for substantial amounts. While results of litigation cannot be predicted with certainty, in the opinion of management, based on discussion with counsel, the outcome of these matters will not result in a material adverse effect on the financial condition of the Company.

Note 15: Financial Instruments With Off-Balance-Sheet and Concentrations of Credit Risk
In the normal course of business, Advest's securities activities involve execution, settlement and financing of various securities transactions for customers. These activities may expose Advest to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations.
     In accordance with industry practice, Advest records securities transactions executed on behalf of its customers on settlement date which is generally three business days after trade date. Through May 31, 1995 the settlement cycle was five business days. The risk of loss on these transactions is identical to settled transactions and relates to the customer or brokers and dealers inability to meet the terms of their contracts. Advest generally conducts business with brokers and dealers located in the New York metropolitan area that are members of the major securities exchanges. Advest's clients are predominantly retail investors located throughout the United States but primarily in the Northeast and Florida.
     For transactions in which Advest extends credit to customers, it seeks to control the risk associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. Advest monitors required margin levels daily and, pursuant to such guidelines, requests customers to deposit additional collateral, or liquidate securities positions when necessary.
     Advest's collateralized financing activities require it to pledge customer securities as collateral for various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligations, Advest may be exposed to off-balance-sheet risk of acquiring securities at prevailing market prices. The Company monitors the credit standing of counterparties with whom it conducts business. Risk is further controlled by monitoring the market value of securities pledged on a daily basis and by requiring adjustment of collateral levels as needed.
     Advest has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. These obligations are recorded in the financial statements at the September 30, 1996 and 1995 market values of the related securities. Advest will incur a loss if the market value of the securities increases subsequent to September 30, 1996.
     Advest seeks to control interest rate risk associated with its trading positions, primarily its municipal and corporate bond inventories, by entering into derivative transactions, principally short-term futures contracts. The average fair value of futures contracts during the years ended September 30, 1996 and 1995, were $598,303 and $675,380, respectively. A net trading gain of $20,000 and a negligible gain were realized in 1996 and 1994, respectively, and a net trading loss of $.1 million was realized in fiscal 1995. At September 30, 1996 and 1995 there were no open hedge positions.
     The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments involve, to varying degrees, elements of credit and interest rate risk. The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument is represented by the contractual amount of these instruments. The Bank uses the same credit policies in making commitments as it does for existing loans and management believes that the Bank controls the risk of these financial instruments through credit approvals, limits and monitoring procedures. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments could expire without being drawn upon, the total commitment amounts do not necessarily

[page 40 of annual report]

represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on credit evaluation of its customer. Collateral held varies but may include income-producing commercial properties, accounts receivable, inventory and property, plant and equipment.
     Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of customers to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in standing loan facilities to customers. The Bank holds real estate and marketable securities as collateral supporting those commitments for which collateral is deemed necessary.
     The Bank enters into interest rate swap and cap contracts as part of its interest rate risk management strategy. Such instruments are held for purposes other than trading. These swaps and caps are intended to maintain a targeted level of net interest margin between the return on the Bank's interest earning assets and the cost of funds. Interest rate swaps involve the exchange of fixed and floating rate interest payments based on an underlying notional amount. The notional values do not represent direct credit exposures. The Bank's credit exposure is limited to the net difference between the calculated pay and receive amounts on each transaction which is generally netted and paid quarterly. Interest rate cap contracts provide that in exchange for the payment of an initial premium, the Bank will receive payments from the counterparty in the event that interest rates rise above a predetermined level (the "strike rate").
     Entering into interest rate swap and cap agreements involves the risk of dealing with counterparties and their ability to meet the terms of the contracts. The Bank enters into swap and cap contracts with counterparties that are either highly rated by recognized rating agencies or are federal agencies. The Bank minimizes the credit risk by performing credit reviews on the swap counterparties and minimizes the interest rate risk by its asset and liability management policies.

     The following table illustrates the Bank's outstanding swap and cap contracts at September 30, 1996:

--------------------------------------------------------------------
                               Maturities
                            ----------------       Balance  Balance
In thousands              1997    1998   1999      9/30/96  9/30/95
--------------------------------------------------------------------
Fixed pay interest rate swaps:
 Notional value          $10,000 $5,000 $5,000     $20,000  $27,500
 Weighted average
   receive rate            5.551% 5.582% 5.539%      5.556%   6.009%
 Weighted average
   pay rate               6.350%  8.790% 7.090%      7.145%   7.747%

Interest rate caps:
 Notional value          $ 5,000   $--     $--     $ 5,000   $5,000
 Strike rate              5.500%    --      --          --       --
 Unamortized premium     $    51   $--     $--     $    51   $  110

Total notional value     $15,000   $5,000   $5,000  $25,000 $32,500

-------------------------------------------------------------------

     In the absence of these interest rate swaps, net interest income would have been higher by approximately $441,000 in 1996, $472,000 in 1995 and $1,361,000 in 1994. In the absence of these cap contracts, net interest income would have been higher by approximately $57,000 in 1996 and $64,000 in 1994, and lower by approximately $128,000 in 1995.

Note 16: Segment Reporting
The Company operates principally in the financial services and banking industries. Operations in the financial services industry include agency transactions, principal transactions, investment banking, asset management and consulting. The banking operations include residential mortgage lending, trust services and investment of funds generated from borrowings and customer deposits. Financial information by industry segments for the three years ended September 30, 1996 are summarized as follows:

[page 41 of annual report]

  ---------------------------------------------------------------
                        Financial
  In thousands          services   Banking    Other  Consolidated
  ---------------------------------------------------------------
  1996
  Total revenues         $240,509  $ 19,324   $ 1,548  $261,381
  Operating income (loss)  22,604     1,074   (2,610)    21,068
  Identifiable assets     712,176   219,245    33,756   965,177
  Capital expenditures      5,573       344        14     5,931
  Depreciation and
     amortization           7,694       332       195     8,221

  1995
  Total revenues         $207,573  $ 23,464   $ 1,596  $232,633
  Operating income (loss)  23,175   (9,301)   (2,113)    11,761
  Identifiable assets     530,997   269,500    30,318   830,815
  Capital expenditures      4,182       193         2     4,377
  Depreciation and
     amortization           8,391       313       201     8,905

  1994
  Total revenues         $181,389 $  23,185  $    655  $205,229
  Operating income (loss)  12,874   (1,480)   (6,039)     5,355
  Identifiable assets     508,001   353,150    23,704   884,855
  Capital expenditures      7,001       313       --      7,314
  Depreciation and
     amortization           6,582       290       195     7,067
  -------------------------------------------------------------

Note 17: Related Parties
As of September 30, 1996 and 1995, loans to related parties made by the Bank totaled approximately $5,776,000 and $5,578,000, respectively. There were approximately $2,320,000 of new loans and $1,078,000 of repayments during 1996. Related parties include directors and executive officers of the Company, and their respective affiliates in which they have a 10% or more interest. Such loans were made in the ordinary course of business. As of September 30, 1996, all loans to related parties were performing.

Note 18: Fair Value of Financial Instruments
Fair values generally represent estimates of amounts at which a financial instrument could be exchanged between willing parties in a current transaction other than in forced liquidation. Where current exchange prices are not available, other valuation techniques are used, such as discounting the expected future cash flows. Fair value estimates are subjective and depend on a number of significant assumptions based on management's judgment regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. In addition, a wide range of valuation techniques are permitted, making comparisons difficult, even between similar entities. The fair value of other financial assets and liabilities (consisting primarily of receivable from and payable to brokers and dealers, customers, securities borrowed and loaned) are considered to approximate the carrying value due to the short-term nature of the financial instruments.
     For residential one to four family real estate mortgages, fair value is estimated using quoted market prices for similar loans, adjusted for differences in loan characteristics. For multi-family mortgages, commercial real estate loans, lease loan financings and commercial and consumer loans, fair value is estimated by discounting the expected future cash flows using the current rates at which similar loans would be originated to borrowers with similar credit ratings for comparable remaining maturities. Fair values for fixed-rate certificates of deposit are estimated by discounting future cash flows using interest rates currently offered on time deposits with similar remaining maturities. The fair value of advances from the FHLB, including the current portion, are estimated using rates which approximate those currently being offered by the FHLB for advances with similar remaining maturities. The fair value of interest rate swap and cap agreements are obtained from quoted market prices and dealer quotes. These values represent the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of the counterparties.
     The fair values of the Company's financial instruments at September 30, 1996 and 1995 are:
---------------------------------------------------------------
                                  1996              1995
                          -------------------------------------
                          Carrying     Fair   Carrying     Fair
  In thousands             amount     value    amount     value
---------------------------------------------------------------
  Financial assets:
     Loans, net          $195,288  $196,135  $242,575  $243,319
     Investment securities 38,086    38,003    34,829    34,833

  Financial liabilities:
     Deposits             191,186   191,554   235,656   236,461
     Short-term borrowings 39,301    39,326    10,251    10,313
     Long-term borrowings  19,744    19,873    17,240    17,387
     Subordinated
        debentures         20,552    21,374    20,552    20,655

                          Notional     Fair   Notional     Fair
  In thousands             amount     value    amount     value
  -------------------------------------------------------------
  Unrecognized financial instruments:
     Fixed pay interest
          rate swaps      $ 20,000   $(317)   $ 27,500   $(759)
     Interest rate caps      5,000       16      5,000       61
     Commitments to
        extend credit     (67,935)       31   (42,763)       32
     Standby letters
        of credit          (2,975)      (11)   (4,919)       (9)
-----------------------------------------------------------------
                                     -54-

[page 42 of annual report]

                       REPORT OF INDEPENDENT ACCOUNTANTS


We have audited the accompanying consolidated balance sheets of The Advest Group, Inc. and Subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of earnings, changes in shareholders' equity and cash flows for each of the three years in the period ended September 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express and opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Advest Group, Inc. and Subsidiaries as of September 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.

As discussed in Note 4 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", as of October 1, 1994.



Coopers & Lybrand L.L.P.

Hartford, Connecticut
October 23, 1996

[page 43 of Annual Report]

Quarterly Financial Information (unaudited)

-------------------------------------------------------------------------------  ------------------------------------
In millions, except                        1996 by fiscal quarters               1995 by fiscal quarters
                                           ------------------------------------  ------------------------------------
per share data                                1st      2nd      3rd      4th        1st      2nd      3rd      4th
-------------------------------------------------------------------------------  ------------------------------------
Cash dividends per common share            $-       $-       $-       $-         $-       $-       $-       $-
Stock price range:  High                   $9-3/4   $10-1/8  $11      $10-5/8    $5-1/2   $6-3/8   $8       $9-3/8
                    Low                    $8-1/2   $8-5/8   $9-5/8   $9-1/4     $5       $5       $5-1/2   $7-3/8
                    Close                  $8-1/2   $9-5/8   $10-1/4  $9-3/4     $5-1/8   $5-3/4   $7-7/8   $9-1/8

Revenues                                   $65.0    $65.9    $68.6    $61.8      $51.0    $53.6    $66.9    $61.2
Income before taxes                        $5.8     $6.3     $5.6     $3.4       $1.5     $0.3     $6.2     $3.7
Net income                                 $3.1     $3.5     $3.1     $2.1       $0.9     $0.2     $3.3     $2.0

Net income per common share                $.36     $.40     $.35     $.24       $.10     $.02     $.38     $.23




Shareholder Information


Annual Meeting
The annual meeting of stockholders will be held at the Old State House, Hartford, CT on January 30, 1997 at 10:30 AM. Proxy statements and proxies are mailed to stockholders of record as of December 11, 1996. As of September 30, 1996 there were 872 common stockholders of record.


Additional Information - Form 10K
One copy of the Company's annual report on Form 10K to the Securities and Exchange Commission will be provided at no charge upon written request to Corporate Marketing, The Advest Group, Inc.
     The Advest Group, Inc. is listed on the New York Stock Exchange under the symbol ADV.


Registrar and Transfer Agent
Fleet National Bank
Corporate Trust Operations
Mail Stop: CT/OP/T06B
PO Box 5080
Hartford, CT 06102-5080

                                                             -56-