Form 10-K, Exhibit 13
period 1997-09-30
ADVEST GROUP INC
filed 1997-12-11
CIK 319489

[Page 1 of Annual Report]


Financial Highlights                                                  For the years ended September 30,
-------------------------------------------------------------------------------------------------------
In thousands, except per share
  amounts and percentages                                     1997              1996              1995
-------------------------------------------------------------------------------------------------------
Revenues                                                $  289,345          $261,381          $232,633

Income before taxes                                     $   24,098          $ 21,068          $ 11,761
Net income                                              $   14,218          $ 11,798          $  6,351

Net income per common and common equivalent shares:
          Primary                                       $     1.60          $   1.35          $   0.73
          Assuming full dilution                        $     1.54          $   1.23          $   0.71

Total assets                                            $1,076,806          $965,177          $830,815
Shareholders' equity                                    $  104,591          $ 89,242          $ 78,932
Book value per share                                    $    12.12          $  10.62          $   9.42
Return on average equity                                      14.8%             14.0%              8.4%

                                                 -73-


[Page 18 of Annual Report]

Five Year Financial Summary
                                                                                     For the years ended September 30,
----------------------------------------------------------------------------------------------------------------------
In thousands, except per share
  amounts and percentages                            1997           1996           1995           1994           1993
----------------------------------------------------------------------------------------------------------------------
Revenues
  Commissions:
    Listed                                     $   49,499     $   43,390     $   39,773     $   36,284     $   39,199
    Mutual funds                                   36,661         34,210         22,693         22,337         21,448
    Over-the-counter                               23,352         19,714         12,554         10,374          9,527
    Insurance                                       8,227          7,969          4,487          5,164          3,634
    Options                                         4,339          3,552          3,071          2,570          2,407
    Other                                             954          1,280          1,686          2,761          1,620
                                           ---------------------------------------------------------------------------
                                                  123,032        110,115         84,264         79,490         77,835
                                           ---------------------------------------------------------------------------
  Interest:
    Margin accounts                                28,670         25,246         23,761         17,868         14,158
    Loans                                          13,867         16,041         20,005         19,016         19,615
    Stock borrowed                                 10,645          6,970          3,773            978            645
    Investments                                     2,953          3,836          6,132          6,793          6,227
    Securities inventory                            2,525          1,849          1,470          1,016          1,015
    Other                                           1,222          1,283            941            413            783
                                           ---------------------------------------------------------------------------
                                                   59,882         55,225         56,082         46,084         42,443
  Principal transactions                           43,880         38,591         41,424         32,297         33,662
  Investment banking                               29,429         28,166         17,470         25,743         31,102
  Asset management
   and administration                              25,844         20,050         16,810         16,399         14,111
  Gain on sale of investment
    advisory business, net                             57            627         10,092              0              0
  Other                                             7,221          8,607          6,491          5,216          2,878
                                           ---------------------------------------------------------------------------
Total revenues                                    289,345        261,381        232,633        205,229        202,031
                                           ---------------------------------------------------------------------------
Expenses
  Compensation and benefits                       163,200        147,091        121,611        114,800        111,615
                                           ---------------------------------------------------------------------------
  Interest:
    Stock loaned                                   10,261          6,496          4,050          1,103            731
    Brokerage customers                             8,565          8,769          9,928          6,342          5,383
    Deposits                                        7,596          8,449         11,002          9,613         11,290
    Borrowings                                      5,369          4,651          4,704          5,064          5,120
    Other                                             667          1,060            882            462            498
                                           ---------------------------------------------------------------------------
                                                   32,458         29,425         30,566         22,584         23,022
  Communications                                   23,955         20,917         18,999         19,135         17,154
  Occupancy and equipment                          17,758         17,567         17,369         15,614         15,637
  Professional                                      6,729          5,543          5,468          6,231          5,248
  Business development                              6,664          5,613          4,204          4,532          4,033
  Brokerage, clearing
    and exchange                                    4,788          4,221          3,922          3,693          3,579
  Provision for credit losses
    and asset devaluation                             915          1,258         10,338          5,411          4,292
  Other                                             8,780          8,678          8,395          7,874          9,380
                                           ---------------------------------------------------------------------------
Total expenses                                    265,247        240,313        220,872        199,874        193,960
                                           ---------------------------------------------------------------------------
Income before taxes
  and extraordinary credit                         24,098         21,068         11,761          5,355          8,071
Provision for income taxes                          9,880          9,270          5,410          2,302          2,903
                                           ---------------------------------------------------------------------------
Income before
  extraordinary credit                             14,218         11,798          6,351          3,053          5,168
Extraordinary credit -
    utiliztion of operating
    loss carryforwards                                  0              0              0              0          2,103
                                           ---------------------------------------------------------------------------
Net income                                     $   14,218     $   11,798     $    6,351     $    3,053     $    7,271
                                           ===========================================================================
----------------------------------------------------------------------------------------------------------------------
Per share data
   Primary net income                          $     1.60     $     1.35     $     0.73     $     0.34     $     0.79
   Net income assuming                         $     1.54     $     1.23     $     0.71     $     0.34     $     0.75
     full dilution
   Book value                                  $    12.12     $    10.62     $     9.42     $     8.62     $     8.16

  Dividends declared                           $     0.09     $     0.00     $     0.00     $     0.00     $     0.00

Other data
   Total assets                                $1,076,806     $  965,177     $  830,815     $  884,855     $  885,182
   Shareholders' equity                        $  104,591     $   89,242     $   78,932     $   73,980     $   73,989
   Subordinated borrowings                     $     0.00     $   20,552     $   20,552     $   20,997     $   21,375
   Long-term borrowings                        $   41,321     $   19,744     $   17,240     $   30,388     $   15,038
   Return on average equity                         14.8%          14.0%           8.4%           4.1%          10.2%
   Average common and common
    equivalent shares
      outstanding                                   8,878          8,748          8,735          8,997          9,248
----------------------------------------------------------------------------------------------------------------------

                                                          -74-

[Page of 19 Annual Report]
              MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                     CONDITION AND RESULTS OF OPERATIONS

Overview
The Advest Group, Inc. ("AGI"), together with its subsidiaries (the "Company"), provides diversified financial services including securities brokerage, trading, investment banking, consumer lending, trust and asset management. Advest, Inc. ("Advest"), a regional broker/dealer and the Company's principal subsidiary, provides brokerage, investment banking and asset management services to retail and institutional investors through 89 sales offices in 16 states and Washington, DC. Advest Bank and Trust Company (the "Bank"), an FDIC-insured, federal savings bank, offers residential mortgage lending and trust services primarily through Advest's branch network.
  All aspects of the Company's business are highly competitive and impacted by regulatory and other factors outside of its control, including general economic and financial conditions, the volume and price levels of securities markets, the demand for investment banking services and interest rate volatility. The Company closely monitors its operating environment to enable it to respond promptly to market cycles. In addition, the Company seeks to lessen earnings volatility by controlling expenses, increasing fee-based business and developing new revenue sources. Nonetheless, operating results of any individual period should not be considered representative of future performance.
  For the year ended September 30, 1997, the Company reported record net income and earnings per share of $14.2 million ($1.60 per share) compared with net income of $11.8 million ($1.35 per share) in 1996 and $6.4 million ($.73 per share) in 1995. Record revenue levels were achieved for the third consecutive year with individual record levels attained from agency commissions, principal transactions and asset management activities.
  Subsequent to fiscal year end, during the week ending October 31, 1997, the equity markets experienced one of the most volatile weeks in market history. On October 27, the Dow Jones Industrial Average ("DJIA") posted its largest ever single day point decline - 554 points - causing the first use of the halt feature implemented following the market turmoil of October 1987. As a percentage, the decline was 13% from its August record high of 8259, however, the DJIA was still up 11% for the calendar year. One day later, the DJIA posted its single largest one day point increase of 337 on record trading volume. By week's end, the DJIA had recouped most of the losses in a very volatile trading week, limiting losses for the week to 273 points. This unanticipated volatility underscores the fact that the markets can be unpredictable and are impacted by many factors, in this case, turmoil in foreign markets. The economy remains healthy with low interest rates, inflation and unemployment and there are no indications that recent events are anything more than a normal market correction, defined as declines of 10% or more. However, as previously noted, markets are impacted by many factors out of the Company's control and their direction cannot be predicted with any certainty.

Advest, Inc.
Despite some mid-year volatility, the equity markets continued their unprecedented upward momentum of the past seven years throughout fiscal 1997. Sustained by healthy corporate earnings, low levels of inflation, unemployment and interest rates, the Dow Jones Industrial Average surpassed 6000, 7000 and 8000, achieved a record high 8259, and closed at 7945 on September 30, a 35% one year gain. The S&P 500 and Nasdaq indices also set several new highs during the period closing up 38% and 35%, respectively. For the second consecutive year, technology stocks led the way much of the year and small-cap stocks substantially outperformed the blue chips in the fourth quarter. Equity underwriting remained at high levels, benefiting from low interest rates and a steady infusion of cash into mutual funds.
  Advest's results were favorably impacted by the robust markets. It reported pre-tax income of $26.8 million, a record high and an increase of 20% from the prior year. Total revenues increased 13% to $269.7 million, a record high with record levels achieved in all categories with the exception of other income. Total expenses increased 12% to $242.9 million, primarily due to increased compensation costs related to market-driven sales compensation and higher firm-wide payroll.

Advest Bank and Trust Company
The Bank's 1997 pre-tax earnings were $.7 million compared with $1.1 million last year. The decline is primarily attributable to a change in the mix of average loans outstanding to lower yielding mortgages and home equity lines from higher yielding commercial loans as well as a $2.7 million increase in nonperforming assets ("NPAs"). During 1997 and 1996, the Bank continued its strategic transition from a portfolio residential and commercial lender to a mortgage banker, originating loans primarily for sale into secondary markets, and a provider of personal trust services. The Bank provides first mortgage and home equity lending and trust services primarily through referrals from Advest's retail sales force. During 1997, $90.4 million of residential mortgage and home equity loans were originated and secondary market mortgage transactions totaled $30.1 million. Trust assets increased 61% to approximately $475 million.
  At September 30, 1997 the Bank's leveraged capital, risk-based and Tier 1 capital ratios were 6.84%, 10.04% and 8.79%, respectively, which satisfied all regulatory requirements. The Bank is deemed a "well capitalized" bank and as such is able to accept brokered deposits without restriction.

[Page 20 of Annual Report]

  Effective April 15, 1997, the Bank converted to a federal savings bank, and ceased to be a state-chartered bank. As a federal savings bank, the Bank is regulated by the Office of Thrift Supervision ("OTS"), but its deposits continue to be insured under the Bank Insurance Fund of the FDIC. This regulatory and charter change enables the Bank to provide residential lending and trust services in all 50 states.

Other
During fiscal 1995, the Company sold the investment advisory business related to its proprietary mutual funds in three separate transactions. The total gain from all sales was $10.1 million and is reported as a separate line item on the Consolidated Statements of Earnings. Fiscal 1997 and 1996 revenues include $.1 million and $.6 million, respectively, in trailer payments received under the terms of one of the sales agreements.

Year 2000
In anticipation of technology and other changes required for the transition to the year 2000, the Company has been in regular contact with all of its external providers of technology and software services. The Company will be an active participant in the testing process of securities industry procedures. In addition, committees have been formed to identify all internal processes and services that will be impacted. Work has already commenced to effect all required changes on a timely basis. Management has not determined what the cost associated with implementing all necessary changes for the Year 2000 conversion will be but does not expect it to be material to the Company's results of operations, financial condition or cash flows. Management believes the Company has taken all reasonable precautions to ensure a smooth transition. However, like all securities firms, the Company's brokerage business is highly dependent on outside service providers and, as such, any problems encountered would potentially have a material adverse effect on the Company's business activities and, accordingly, its results of operations, financial condition and cashflows.

Subsequent Event
In October 1997, Advest acquired Ironwood Capital Ltd., ("Ironwood") a private investment bank that originates and distributes private placements of taxable fixed income securities. Ironwood and its twelve employees will become the Corporate Fixed Income Group of Advest's Investment Banking Division. The Company issued 137,060 shares of its common stock in conjunction with the acquisition which will be accounted for as a pooling of interests. Due to the immaterial effect on the Company's consolidated financial position and results of operations, operating results of Ironwood will only be included prospectively in the Company's consolidated financial statements.

Results of Operations
Net income for the years ended September 30, 1997, 1996 and 1995 was $14.2 million, $11.8 million and $6.4, million respectively. The following table summarizes percentage changes for revenues, expenses and pre-tax income for the three years in the period ended September 30, 1997.

--------------------------------------------------------------------------
                                           %                  %
In thousands,                          Increase           Increase
   except percentages          1997   (Decrease)  1996   (Decrease)  1995
--------------------------------------------------------------------------
Revenues
  Commissions               $123,032      12%   $110,115     31%   $84,264
  Interest                    59,882       8      55,225     (2)    56,082
  Principal transactions      43,880      14      38,591     (7)    41,424
  Investment banking          29,429       4      28,166     61     17,470
  Asset management and
    administration            25,844      29      20,050     19     16,810
  Gain on sale of investment
    investment advisory
    business,net                  57     (91)        627    (94)    10,092
  Other                        7,221     (16)      8,607     33      6,491
                             ----------------------------------------------
                             289,345      11     261,381     12    232,633

  Interest expense            32,458      10      29,425     (4)    30,566
                             ----------------------------------------------
Net revenues                 256,887      11     231,956     15    202,067
                             ----------------------------------------------

Non-interest expenses        232,789      10     210,888     11    190,306
                             ----------------------------------------------

Pre-tax income              $ 24,098      14%   $ 21,068     79%  $ 11,761
                             ==============================================
-----------------------------------------------------------------------------

[Page 21 of Annual Report]

Commissions
Current year agency commissions increased $12.9 million (12%) to a record $123.0 million as equity markets sustained the upward momentum of the past seven years. Year-to-year revenue gains were posted in each quarter. Commissions on listed securities increased $6.1 million (14%).
Record revenue levels were attained for a second consecutive year from over-the-counter securities, up $3.6 million (19%), mutual funds, including distribution and deferred sales charges, up $2.5 million (7%) and insurance products, primarily variable annuities, up $.3 million (3%).
     Agency commissions increased $25.9 million (31%) to $110.1 million in fiscal 1996 reflecting strong equity markets throughout the year. Mutual fund revenues, including distribution and deferred sales charges, increased $11.5 million (51%), over-the-counter issues, increased $7.2 million (57%) and insurance products, primarily variable annuities, increased $3.5 million (78%). Commissions on listed securities gained $3.6 million (9%).

Principal Transactions
Revenue from principal transactions includes realized and unrealized gains and losses on Advest's trading accounts and related sales credits. During the second quarter of fiscal 1996, Advest established a corporate bond trading desk specializing in investment grade corporate bonds. Advest enters into derivative transactions to manage the interest rate risk associated with its municipal and corporate bond inventories. Derivatives are marked to market daily with unrealized gains and losses reflected in revenue from principal transactions. (Further discussion of derivatives is included under the caption "Derivative Financial Instruments" and in Notes 1 and 15 to the Consolidated Financial Statements.) Advest holds only nominal inventory positions of high yield securities. Realized gains and losses on the Bank's trading and available for sale securities are reflected in revenue from principal transactions.
  Current year revenue from principal transactions increased $5.3 million (14%) to a record $43.9 million. Over-the-counter trading profits were $.6 million compared with a loss of $1.9 million in 1996 and related commissions increased $1.8 million (11%). Corporate bond trading profits increased $1.1 million (191%) in that trading department's first full year of operations. Municipal and government bond trading profits rose $.5 million (25%) and $.3 million (59%), respectively. Commissions on debt securities declined $.8 million (4%) reflecting investor interest in the equity markets. Advest realized a $76,000 loss on derivative transactions in the current year compared with a $20,000 profit in the prior year. The Bank posted a $72,000 loss from principal transactions in the current year compared with a small profit in 1996.
  In fiscal 1996, revenue from principal transactions declined $2.8 million (7%) to $38.6 million. Equity commissions increased $3.9 million (31%) reflecting strong investor demand for small cap stocks during 1996. This increase was substantially offset by a $3.3 million swing in over-the-counter trading results from a $1.4 million profit in 1995 to a loss of $1.9 million in 1996. Commissions on debt securities declined $2.7 million (12%) primarily reflecting interest rate uncertainty and strong equity markets.

Investment Banking
To generate investment banking revenue, Advest manages and participates in underwritings of corporate and municipal securities and closed-end funds. Advest's Corporate Finance Department also provides merger and acquisition, consulting and valuation services. In general, the Company does not participate in bridge financing activities. Advest's Corporate Finance Department concentrates its efforts on raising capital for mid-size companies, primarily in the banking, insurance, high tech and health care industries. Public Finance services health care and educational institutions as well as state and local issuers primarily in New England and New York.
  Current year investment banking revenues rose $1.3 million (4%) to $29.4 million. Consulting and valuation fees increased $1.2 million (122%) while merger and acquisition fees declined $.8 million (13%). Corporate Finance completed 15 public offerings and private placements raising over $412 million for clients. Commissions on equity underwritings and unit investment trust offerings each increased $1.1 million reflecting year-to-year gains of 14% and 42%, respectively. Underwriting fees declined $.2 million (6%) as a result of a substantial fee related to the conversion of a mutual company to a stock company earned in fiscal 1996. Prior year revenues included a $1.1 million gain on the exercise of stock warrants.
 Investment banking revenues increased $10.7 million (61%) in fiscal 1996. Underwriting fees, including private placements, increased $3.2 million (555%) and related commissions increased $2.6 million (48%). Syndicate trading profits increased $.7 million (81%). Merger and acquisition fees rose $2.5 million (66%). Consulting and valuation fees declined $.9 million (49%). Public finance underwriting fees more than doubled to $1.1 million. During 1996, Advest recognized gains of $1.1 million on the exercise of warrants, a 239% increase from the prior year.
                                     -77-

[Page 22 of Annual Report]

Asset Management and Administration
Advest's Investment Management Department provides various services for its managed account base including client profiling, asset allocation, manager selection and performance measurement. The Bank provides personal trust services primarily through Advest's retail sales force. Boston Security Counsellors ("BSC"), an investment advisor, services private clients and was investment advisor to the Company's proprietary mutual funds, until their sale in fiscal 1995. Hannah Consulting Group ("HCG"), an investment management firm acquired by the Company in the current year, provides consulting services primarily to pension funds. Other services include retirement plan administration, securities custody and safekeeping.
  Current year revenues increased $5.8 million (29%) to $25.8 million, a record high for the third consecutive year. Advest's revenues increased $4.9 million (27%) due primarily to increased money management fees. During the year, Advest's Investment Management Department opened 1,226 new accounts and together with increased business from existing accounts increased its managed account base more than $1 billion. At September 30, 1997, managed accounts totaled $2.8 billion, reflecting a 44% year-to-year gain. HCG, acquired by the Company in the current year, generated $.5 million in management fees. The Bank's revenues increased $.3 million primarily related to higher trust revenues.
  Revenues increased $3.2 million (19%) in fiscal 1996. Advest's revenue increased $4.8 million (36%) primarily related to increased managed account business. BSC's revenue declined $1.9 million (61%). The 1995 sale of the Company's proprietary mutual fund advisory business accounted for a $2.1 million decline in revenue as BSC had served as sole investment advisor for the funds. Revenue from BSC's private client business increased $.2 million (15%) in 1996. The Bank's revenues increased $.2 million (41%) primarily due to growth in trust business.

Other Income
Other income declined $1.4 million (16%) to $7.2 million in the current year primarily due to a $.6 million (38%) decline in execution fee income at Advest related to regulatory changes which impact over-the-counter trading revenues. Fiscal 1996 revenues also included a $.9 million gain on the sale of an equity investment.
     During 1996, other income increased $2.1 million (33%). Advest's revenue increased $1.7 million primarily due to higher fee income and a $.9 million first quarter gain on the sale of an equity investment. Fiscal 1995 revenue included a $.5 million gain from the sale of an exchange seat. The Bank's income increased $.3 million in 1996 primarily due to a $.4 million increase in gains on secondary markets mortgage transactions.

Net Interest Income
Net interest income is the excess of interest income and loan fee income over interest expense and is derived primarily by the Bank and Advest. The Bank derives most of its interest income from residential mortgage and home equity loans and from investments. The Bank's loans and investments are primarily funded by interest-bearing deposits, advances from the Federal Home Loan Bank of Boston ("FHLBB") and by the Bank's equity capital. The Bank also enters into derivative transactions, including interest rate swap and interest rate cap contracts, as part of its interest rate risk management. The net payments or receipts under these contracts are accounted for as an adjustment to interest expense. (Further discussion of derivatives appears under the caption "Derivative Financial Instruments" and in Note 15.) Advest derives interest income primarily from financing brokerage customers margin transactions, its stock borrowing activities and securities inventory. Advest pays interest primarily on brokerage customer credits held for reinvestment, its stock lending activities and short and long-term borrowings. The components of interest revenue and expense are detailed in the Five Year Financial Summary on page 17.
  Current year net interest income increased $1.6 million (6%). Advest's net interest income increased $2.4 million (12%) primarily due to significantly higher average margin balances. Average free credit balances in brokerage accounts increased during the year but not enough to support the increased margin balances. Together with higher securities inventory levels, this resulted in increased bank borrowings which reduced overall interest spreads. The Bank's net interest income declined $1.3 million (16%) during 1997. The decline is attributable to a year-to-year $29 million (12%) decrease in average assets and a change in the mix of average loans to lower yielding residential mortgages and home equity lines from higher yielding commercial loans. In addition, NPAs increased $2.7 million in the current year primarily due to three commercial loans which were placed in a nonaccrual status and which had an average interest rate of 10%. The Bank's ratio of earning assets to total bank assets was 93.5% in the current year compared with 96.7% in 1996. AGI's net interest improved $.8 million primarily due to lower borrowing rates associated with its current year private placement of $35 million of notes. The proceeds were used to retire its convertible debentures and other higher cost debt and loan $10 million to Advest with the balance invested in short-term securities.

[Page 23 of Annual Report]

Net interest income increased $.3 million (1%) to $25.8 million in 1996. Advest's net interest increased $1.7 million (10%) primarily due to significantly higher average margin balances. Interest spreads declined slightly primarily due to lower average interest rates in 1996, a sizable decline in average free credit balances in brokerage accounts and increased borrowing costs related to higher levels of trading inventories, specifically corporate bonds. Increased stock lending/borrowing activities also favorably impacted net interest income in fiscal 1996. The Bank's net interest income declined $1.7 million (17%) during 1996. The decline was attributable to a $48.3 million (18%) decline in the Bank's asset base.

Non-Interest Expenses
Current year compensation costs increased $16.1 million (11%). Advest's compensation costs increased $15.3 million (11%) related primarily to increased sales compensation and related incentives and higher firm payroll costs. HCG, acquired in the current fiscal year, had compensation costs of $.7 million. Communication costs increased $3.0 million (15%) primarily due to substantial upgrades in software, quote services and service bureaus in the Company's firm-wide Advantage2000 System. In addition, Advest's costs for its third party back office data processor increased $.9 million (29%) primarily related to higher securities transaction volume. Professional fees increased $1.2 million (21%). Advest's professional fees increased $.5 million with consulting fees and personnel agency fees increasing $.5 million (57%) and $.3 million (40%), respectively and legal fees declining $.4 million (15%). Professional fees for AGI increased $.5 million primarily due to increased consulting costs associated with the Company's centennial celebration. HCG, acquired in the current year, incurred $.4 million in consulting expenses. Business development costs increased $1.1 million (19%) primarily due to increases in the number of investment executives qualifying, as a result of sales production and contests, to attend Advest's National Sales and Education Conference and other Company-sponsored events. Brokerage, clearing and exchange costs increased $.6 million (13%) due to increased securities volume. The provision for credit losses and asset devaluation declined $.3 million (27%) primarily due to lower loss provisions required at the Bank. Other expenses were substantially unchanged year-to-year, however, the current year expenses includes a $.6 million loss on the second quarter retirement of the Company's outstanding convertible debentures. This loss was substantially offset by declines in carrying costs of other real estate owned.
     Fiscal 1996 compensation costs increased $25.5 million (21%). Advest's compensation increased $26.7 million (23%) primarily as a result of increased sales compensation and related incentives and higher firm payroll. BSC's payroll declined $.6 million (49%) as a result of personnel reductions related to the sale of the Company's proprietary mutual fund advisory business in fiscal 1995. Communication costs increased $1.6 million (9%) primarily due to higher volume-driven costs for Advest's third party back office data processing provider and increased software and supplies costs related to technology upgrades. Business development costs increased $1.4 million (34%) primarily due to significant increases in the number of investment executives qualifying, as a result of sales production and contests, to attend various Company-sponsored events. Provisions for credit losses and asset devaluation declined $9.1 million in 1996 due to substantial charges recorded in fiscal 1995 primarily related to an accelerated asset disposition plan at the Bank. Other expenses increased $.6 million (7%) primarily due to higher settlement costs at Advest which were partly offset by a decline in FDIC deposit insurance premiums at the Bank.

Income Taxes
The effective income tax rates were 41%, 44% and 46%, respectively, for 1997, 1996 and 1995. The effective tax rate declined to 41% in the current year due to reduced state tax obligations, primarily in Connecticut, where a portion of the previously reserved tax benefit of state carryforward losses was recognized. The higher rates of 1996 and 1995 are reflective of greater levels of income apportioned to states with higher average tax rates.
  At September 30, 1997 the Company had net deferred tax assets, net of a $.5 million valuation allowance, of $2.2 million. The Company expects to realize all deferred tax assets, except for certain state net operating loss carryforwards for which it has established the above valuation allowance. For further information on the Company's income taxes refer to Notes 1 and 13 to the Consolidated Financial Statements.

Derivative Financial Instruments
Advest Bank and Trust Company
The Bank enters into transactions involving derivative securities, including interest rate swap and interest rate cap contracts as part of the Bank's management of interest rate risk. (See Note 1 for further disclosure.) Swap and cap contracts are used to hedge the cost of funds so that a more stable net interest income will be earned by the Bank. The Bank is exposed to credit-related losses in the event of nonperformance by counterparties but does not expect any parties to fail to meet their obligations. The Bank currently has outstanding contracts only with the

[Page 24 of Annual Report]

 FHLBB, which is the counterparty in $10.0 million and $5.0 million of the Bank's swap and cap contracts, respectively. The notional amounts of contracts entered into by the Bank and their potential credit exposure are in Note 15.

Advest, Inc.
Advest enters into derivative transactions, primarily short-term exchange-traded futures to manage the interest rate risk associated with its trading inventories, primarily municipal and corporate bonds, when inventory levels exceed pre-determined levels, as defined in its risk management policy. Hedging is limited to the underlying trading portfolio's interest rate risk and is not speculative in and of itself. Derivatives and the underlying inventory are marked to market daily. Positions are reviewed daily and, at least annually, the strategy is re-evaluated based on anticipated inventory levels and composition.
  The fair value of a derivative contract is the amount Advest would have to pay a third party to assume its obligation under the contract or the amount Advest would receive for its benefits under the contract in the reverse situation. At September 30, 1997, Advest had only nominal open positions. At September 30, 1996, Advest had no open positions. (See Note 15.)

Asset Quality
Advest Bank and Trust Company
The Bank's primary lending activity is originating loans collateralized by owner-occupied one-to-four family residential property. During 1997 and 1996, respectively, $37.0 million and $43.1 million of fixed rate and adjustable loans were originated, and secondary market sales and loan securitizations totaled $30.1 million and $67.8 million. In addition, in 1997 and 1996, respectively, $58.1 million and $47.1 million of home equity lines of credit were originated and retained in portfolio and advances on home equity lines of credit increased by a net $19.2 million and $16.1 million for the respective year.
  Residential (including home equity line of credit loan advances) and commercial loan portfolios increased $8.0 million and decreased $6.0 million, respectively, in 1997, and increased $26.4 million and $20.1 million, respectively, in 1996. At September 30, 1997 and 1996, respectively, the Bank's loan portfolio was comprised of $151.7 million and $143.7 million of single-family residential mortgages and $39.5 million and $42.9 million of commercial and other loans, representing 79% and 77% and 21% and 23% of total loans, respectively.
  During fiscal 1995, the Bank evaluated alternatives to expedite the disposition of its NPAs and implemented an accelerated asset disposition plan with the objectives of allowing Bank management to focus on its residential mortgage banking and trust businesses and expediting conditions under which a Memorandum of Understanding ("MOU") the Bank was subject to would be lifted. Both in anticipation of and in accordance with the plan, the Bank recorded loss provisions of $5.6 million in 1995 to dispose of NPAs and commercial real estate loans. In July 1996, the Bank's regulators lifted the MOU. At September 30, 1997 and 1996, the Bank's NPAs were $5.2 million and $2.4 million, respectively, reflecting 2% and 1%, respectively, of total bank assets.
  At September 30, 1997 and 1996, respectively, earning assets were 93.5% and 96.7% of total bank assets. Loan delinquency was 3.43%, 1.84% and .87% of total loans at September 30, 1997, 1996 and 1995, respectively. Had interest been accrued at contractual rates on nonaccrual and re-negotiated loans, interest income would have increased by approximately $.6 million, $.3 million and $.5 million in 1997, 1996 and 1995, respectively.
  Bank loans classified impaired as of September 30, 1997 and 1996, respectively, totaled $2.9 million and $5.3 million. Included in Bank impaired loans at September 30, 1996 were $3.8 million of restructured loans that had been returned to accruing status under the terms of their restructuring, and $.8 million of loans where there was potential credit problems. Both situations were satisfactorily resolved in the current year. All remaining amounts classified impaired for both fiscal 1997 and 1996 were included in nonaccrual loans, (See Note 2.)

Advest Group, Inc.
At September 30, 1995, the Bank transferred $4.6 million of NPAs to AGI in accordance with an accelerated asset disposition. The assets were transferred at their expected sales prices which reflected discounts from fair value. During 1997 and 1996, respectively, $.9 million and $3.2 million of these assets were liquidated.
  AGI holds a $9.0 million first mortgage on a property owned by a real estate limited partnership for which Billings Management Company, a subsidiary of the Company, serves as general partner. The first payment under the mortgage is not due until January 2000, therefore, the loan is technically performing. The property has been at full occupancy with a waiting list for most of the past four years, however, given its significant future financial commitments, the Company has decided to treat the mortgage as a nonperforming loan and, accordingly, no interest income is being accrued.

[Page 25 of Annual Report]

Liquidity and Capital Resources
The Company's total assets were $1.1 billion at September 30, 1997, reflecting a 12% increase from the prior year. Substantially all of the increase was attributable to Advest where assets increased $110.4 million (15%). The increase is primarily due to higher receivables related to stock borrowing activities and higher margin debits.
  With the primary exception of loans held in portfolio by the Bank which comprise 18% of total assets, the Company's assets are highly liquid in nature. Liquid assets which include cash and cash equivalents, receivables from brokerage customers, securities borrowed, receivables from brokers and dealers, available for sale and trading securities comprised 75% of total assets at September 30, 1997 compared with 72% for the prior year.
  Shareholders' equity increased $15.3 million (17%) to $104.6 million, primarily as a result of a $14.2 million increase in retained earnings from current year operating results and a $2.5 million increase in paid-in capital primarily related to the sales of treasury stock to the Company's equity plans and the exercise of stock options. The Company paid quarterly dividends of $.03 per share on April 15, 1997, July 15, 1997 and October 15, 1997. The total amount paid was $.8 million. At September 30, 1997, 2,696,277 shares of the Company's common stock had been purchased since the inception of the stock buyback program in August 1990, at an average price of $6.17 per share.
  AGI's principal source of funding is the earnings distributions from its subsidiaries which are unrestricted. In December 1996, AGI issued $35 million 7.95% seven year senior notes in an unsecured private placement transaction with three institutional investors. In December 1996, AGI repaid in full its outstanding indebtedness of $4.4 million, including accrued interest and fees, under a loan from a third party bank. On January 30, 1997, the Company redeemed $20.3 million outstanding principal amount of its 9% convertible subordinated debentures due 2008. The redemption price was 101.2% of the par value of the debentures, together with accrued interest. A total of 18,716 shares were issued to debenture holders electing to convert $.3 million par value of debentures into the Company's common stock at the conversion price of $13.57. Cash was issued in lieu of fractional shares. The conversion of the debentures eliminated the potential dilution of the Company's common stock by 15%.

Advest, Inc.
In addition to funds generated from operations, sources used by Advest to finance assets include credit balances in brokerage accounts which increased $36.5 million (13%), short-term borrowings which decreased $1.8 million (5%), deposits for securities loaned which increased $44.3 million (21%), securities sold short which increased $4.7 million (10%) and long-term borrowings which declined $6.3 million (100%). In January 1997, AGI loaned Advest $10.0 million at a rate of 8% per annum, utilizing a portion of the proceeds of its $35.0 million borrowing. The loan is unsecured and subordinated to certain other corporate obligations. The purpose of the loan was to increase Advest's regulatory net capital. On April 1, 1997, Advest repaid in full an outstanding secured collateralized note in the amount of $6.3 million to an unrelated third party lender.
  Prior to fiscal 1996, Advest's short-term borrowings primarily resulted from timing differences related to trade settlements and were usually repaid within a day or two. A significant increase in margin debits and Advest's corporate bond trading inventories, together with the securities industry conversion to same day funds settlement in February 1996, have resulted in substantial and recurring short-term borrowings by Advest. Advest has arrangements with certain financial institutions whereby it can borrow amounts on a collateralized basis, principally to support securities settlements and underwriting activities, including an uncommitted line of credit of $90 million with its lead lending bank. Advest has substantial levels of customer and firm securities which can be used as collateral.
     During fiscal 1998, Advest has planned approximately $2.5 million of new expenditures related to technology upgrades. Management believes that operating cash flow together with available credit lines will provide sufficient resources to meet all present and reasonably foreseeable capital needs.
  The Securities and Exchange Commission ("SEC") requires Advest to maintain liquid net capital to meet its obligations to customers. At September 30, 1997, Advest had excess net capital of approximately $51.9 million. (See Note 12.)

Advest Bank and Trust Company
At September 30, 1997, the Bank's regulatory liquid assets included cash, federal funds and qualified securities (which include all available for sale and certain held to maturity securities) of $6.5 million. In addition, the Bank is a member of the FHLBB and, accordingly, has access to advances from the FHLBB to the extent the Bank possesses eligible collateral. At September 30, 1997, the Bank had uncommitted, eligible collateral of $137.9 million. Without giving effect to any operating results from subsequent periods, management believes that the Bank has sufficient capital to comply with the regulatory requirements.
  Pursuant to federal statute, federal savings banks are subject to a liquidity requirement that specifies that at least 5% of total Bank assets to be invested in qualified assets. As of September 30, 1997, the Bank's liquidity ratio was 5.07%.

[Page 26 of Annual Report]

  The Federal Deposit Insurance Corporation ("FDIC") requires banks to maintain a minimum leverage capital ratio of between 4% and 5%. At September 30, 1997, the Bank's leverage capital ratio was 6.84%. The Bank is also subject to the FDIC's risk-based capital regulations which require the Bank to maintain a total risk-based capital ratio of 8%, including at least 4% Tier 1 capital. At September 30, 1997, the Bank's total risk-based and Tier 1 capital ratios were 10.04% (with capital of $17.4 million) and 8.79% (with capital of $15.2 million), respectively, which met all regulatory requirements.


  Pursuant to the FDIC Improvement Act ("FDICIA"), all banks are subject to rules limiting brokered deposits and interest rates. Under FDICIA, the Bank meets the conditions to be deemed a "well capitalized" bank, which means it may accept brokered deposits without restriction. At September 30, 1997, the Bank had $61.4 million of brokered deposits.

Cash Flows
Cash and cash equivalents increased $1.0 million, and $4.2 million in fiscal 1997 and 1996, respectively, compared with a negligible increase in 1995. The current year increase resulted from increases in cash of $1.0 million and $.8 million at AGI and the Bank, respectively, offset by a decrease in cash of $.8 million at Advest. AGI's cash from financing activities increased $10.0 million primarily related to a $35 million private placement of notes offset by a $20.5 million payment for the retirement of the Company's convertible debentures and $4.6 million of other debt repayment. AGI's cash from investing activities declined $9.7 million primarily related to a $10.0 million subordinated loan to Advest. The 1996 increase was attributed to increases in cash of $2.7 million, $.9 million and $.5 million at Advest, the Bank and AGI, respectively. Advest generated $25.2 million from financing activities, primarily short-term borrowings, but used $7.7 million for investing and $14.9 million in operating cash primarily to finance increased margin debits and trading inventories. The Bank generated $47.5 million from investing activities, primarily loan collections and sales of available for sale securities, and used $47.0 million for financing activities, primarily a decrease in deposits. The break even results for 1995 resulted from $1.0 million and $.3 million increases at the Bank and AGI, respectively, which were offset by a $1.3 million decline at Advest. The Bank's increase was primarily attributed to net funds generated by the accelerated asset disposition plan and improved cash flow from operations. Advest generated strong cash flow primarily from operations and a $6.25 million long-term borrowing in 1995. However, the broker/dealer made significant 1995 capital investments in computer hardware and software to support its sales force. In addition, Advest incurred high costs associated with the recruitment of investment professionals.
  During the current year, the Company generated $10.4 million of operating cash primarily related to increased net income, as adjusted for non-cash items, of $24.6 million, higher short inventory positions up $4.7 million and increased liabilities. This was offset by a net $26.5 million cash used for stock borrowing activities. $11.3 million of cash was used in investing activities due primarily to an increase in loans originated of $79.6 million compared with cash receipts from mortgage payments of $43.8 million and $26.4 million of cash received on the sale of loans. Cash from financing activities increased $1.9 million primarily as a result of a $35 million private placement of notes by AGI which was offset by a $20.5 million payment to retire its debentures as well as other debt extinguishment. The Bank's deposits declined $21.6 million necessitating increased net short-term borrowings of $20.4 million to support its lending activities.
 During fiscal 1996, the Company used $20.4 million of operating cash primarily to finance a $43.8 million increase in margin debits, a $17.4 million decline in brokerage customer credits and a $9.8 million increase in trading inventories net of short sales. Operating cash was provided primarily by net income plus non-cash items of $19.1 million and a $31.0 million decline in segregated cash required by Rule 15c3-3. Financing activities used $14.2 million of cash primarily related to a $44.5 million decline in deposits of the Bank which was partly offset by a net increase of $23.3 million in short-term borrowings. Investing activities generated $38.8 million of cash, including $25.2 million decrease in available for sale securities, $49.3 million in proceeds from loan sales which were offset by the use of $30.7 million for net loan originations.
  During fiscal 1995, the Company generated $28.9 million of operating cash primarily from $6.4 million of net income adjusted for non-cash revenue and expense items. Margin debits declined $13.1 million and 15c3-3 requirements for segregated customer funds declined $18.0 million generating cash. Brokerage customer credits declined $10.5 million and Advest increased its trading positions $11.1 million decreasing operating cash. Financing activities used $93.6 million primarily due to a $56.2 million decline in customer deposits at the Bank. Advest's short-term borrowings declined $22.5 million and its long-term debt increased $6.25 million. The Bank paid down its short and long-term borrowings by $9.5 million and $10.0 million, respectively. Investing activities produced positive cash flow of $64.7 million primarily as a result of $49.5

[Page 27 of Annual Report}

million in proceeds from the sales of performing and NPAs of the Bank and $29.6 million from securities sales by the Bank. The Company generated $10.1 million of cash from the sales of its proprietary mutual fund investment advisory business.

Risk Management
During its normal course of business, Advest keeps an inventory of securities which consists largely of fixed income securities. To make product available and facilitate order flow to its retail and institutional customers, Advest makes markets in investment-grade corporate bonds, mortgages and mortgage-backed securities, municipal bonds and over-the-counter equities. Advest holds only nominal positions of high yield securities. Trading positions are held for re-sale, not investment.
   Since trading positions are generally biased, specifically, more long than short or the reverse, they are exposed to market risk related to fluctuations in interest rates. Trading authorization levels for each category of inventory have been established above which policy requires that derivative transactions be entered into. Through the use of derivatives, principally exchange-traded futures contracts, management seeks to manage the risk of the portfolio in aggregate and not the value of any individual security.
 The Bank is engaged in the business of attracting deposits and investing such deposits, together with funds from capital and other borrowings, in loans, primarily residential, and investments. The Bank conducts mortgage banking with investors, principally federal agencies and major private mortgage conduits, retaining nominal balances of new production in portfolio, primarily interest rate sensitive home equity lines of credit. Investments include government and agency obligations, mortgage-backed securities and money market instruments.
 The Bank enters into interest rate swap and cap contracts as part of its interest rate risk management strategy. These instruments are intended to maintain a targeted level of net interest margin between the return on the Bank's interest-earning assets and the cost of funds.
     Potential future losses associated with the Company's non-hedged financial instruments are within pre-determined levels of loss tolerance which are not material to results of operations, financial condition or cash flows.

Accounting Pronouncements
     In fiscal 1997, the Company adopted SFAS 123, "Accounting for Stock-based Compensation," as required. SFAS 123 encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees." (Refer to Note 10.)
     Effective October 1, 1996, the Company prospectively adopted Statement of Financial Accounting Standards ("SFAS") 121, "Accounting for the
Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Effective January 1, 1997, the Company prospectively adopted SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," as amended by SFAS 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125." The adoptions of SFAS 121 and SFAS 125, as amended by SFAS 127 which the Company will adopt in its 1998 fiscal year as required, have not had a material impact on the Company's financial position, results of operations or cash flows.
 The Financial Accounting Standards Board ("FASB") issued SFAS 128, "Earnings Per Share" in February 1997. The Company will adopt SFAS 128 in its 1998 fiscal year, as required, and its implementation will not have a material impact on the Company's computation of earnings per share.
 The FASB issued SFAS 129, "Disclosure of Information about Capital
Structure" in February 1997. The Company will adopt SFAS 129 in its 1998 fiscal year, as required, and its implementation will not have a material impact on the Company's financial condition, results of operations or cash flows.
 The FASB issued SFAS 130, "Reporting Comprehensive Income" and SFAS 131, "Disclosures about Segments of an Enterprise and Related Information" in June 1997. The Company will adopt these pronouncements in its 1999 fiscal year, as required. The Company is reviewing the provisions of both statements and has not yet determined whether their implementation will have a material impact on the presentation of the Company's financial condition, results of operations or cash flows.

[Page 28 of Annual Report]

                                             The Advest Group, Inc.
                                       Consolidated Statements of Earnings


                                                                     Fiscal years ended September 30,
(In thousands, except per share amounts)                        1997            1996            1995
-----------------------------------------------------------------------------------------------------
Revenues
    Commissions                                            $ 123,032       $ 110,115        $ 84,264
    Interest                                                  59,882          55,225          56,082
    Principal transactions                                    43,880          38,591          41,424
    Investment banking                                        29,429          28,166          17,470
    Asset management and administration                       25,844          20,050          16,810
    Gain on sale of investment advisory business, net             57             627          10,092
    Other                                                      7,221           8,607           6,491
                                                       --------------  --------------  --------------
Total revenues                                               289,345         261,381         232,633
                                                       --------------  --------------  --------------

Expenses
    Compensation                                             163,200         147,091         121,611
    Interest                                                  32,458          29,425          30,566
    Communications                                            23,955          20,917          18,999
    Occupancy and equipment                                   17,758          17,567          17,369
    Professional                                               6,729           5,543           5,468
    Business development                                       6,664           5,613           4,204
    Brokerage, clearing and exchange                           4,788           4,221           3,922
    Provision for credit losses and
      asset devaluation                                          915           1,258          10,338
    Other                                                      8,780           8,678           8,395
                                                       --------------  --------------  --------------
Total Expenses                                               265,247         240,313         220,872
                                                       --------------  --------------  --------------
 Income before taxes                                          24,098          21,068          11,761

 Provision for income taxes                                    9,880           9,270           5,410
                                                       --------------  --------------  --------------
 Net income                                                $  14,218       $  11,798         $ 6,351
                                                       ==============  ==============  ==============

 Net income per common and common equivalent shares:
       Primary                                             $    1.60       $    1.35         $  0.73
       Assuming full dilution                              $    1.54       $    1.23         $  0.71

 Cash dividends per common share                           $    0.09       $    0.00         $  0.00

 Average common and common equivalent shares outstanding:
    Primary                                                     8,878           8,748           8,735
    Assuming full dilution                                      9,394          10,270          10,298

See Notes to Consolidated Financial Statements

                                                        -80-


[Page 29 of Annual Report]

                                                    The Advest Group, Inc.
                                                 Consolidated Balance Sheets

                                                                              September 30,    September 30,
 In thousands, except share and per share amounts                                 1997             1996
--------------------------------------------------------------------------------------------  --------------
 Assets
 Cash and short-term investments
      Cash and cash equivalents                                                $     12,459    $     11,461
      Cash and securities segregated under federal and other regulations                265             265
                                                                           -----------------  --------------
                                                                                     12,724          11,726
                                                                           -----------------  --------------
 Receivables
      Brokerage customers, net                                                      389,137         352,434
      Loans, net                                                                    199,166         194,956
      Securities borrowed                                                           290,745         219,919
      Brokers and dealers                                                             4,096           5,394
      Other                                                                          12,751          11,212
                                                                           -----------------  --------------
                                                                                    895,895         783,915
                                                                           -----------------  --------------
 Securities
      Trading, at market value                                                       94,841          93,937
      Held to maturity (market values of $20,931 and $22,876)                        21,034          22,959
      Available for sale, at market value                                            13,978          15,127
                                                                           -----------------  --------------
                                                                                    129,853         132,023
                                                                           -----------------  --------------

 Other assets
      Equipment and leasehold improvements, net                                      14,500          14,187
      Other                                                                          23,834          23,326
                                                                           -----------------  --------------
                                                                                     38,334          37,513
                                                                           -----------------  --------------
 Total assets                                                                   $ 1,076,806        $965,177
                                                                           =================  ==============
 Liabilities & shareholders' equity
 Liabilities
      Brokerage customers                                                           319,101         282,618
      Deposits                                                                      169,583         191,186
      Securities loaned                                                             258,295         213,996
      Short-term borrowings                                                          61,496          39,301
      Securities sold, not yet purchased, at market value                            52,113          47,438
      Long-term borrowings                                                           41,321          19,744
      Compensation and benefits                                                      25,477          21,517
      Checks payable                                                                 18,366          16,976
      Brokers and dealers                                                             9,389           7,634
      Subordinated borrowings                                                             0          20,552
      Other                                                                          17,074          14,973
                                                                           -----------------  --------------
                                                                                    972,215         875,935
                                                                           -----------------  --------------
 Commitments and contingent liabilities (see Notes 1, 12 and 14)
 Shareholders' equity
      Common stock, par value $.01, authorized 25,000,000 shares,
         issued 10,812,404 and 10,710,289 shares                                        108             107
      Paid-in capital                                                                71,309          68,842
      Retained earnings                                                              48,198          34,754
      Net unrealized loss on securities available for sale, net of taxes                (63)           (223)
      Treasury stock, at cost, 2,179,725 and 2,306,948 shares                       (14,390)        (14,182)
      Unamortized restricted stock compensation                                        (571)            (56)
                                                                           -----------------  --------------
                                                                                    104,591          89,242
                                                                           -----------------  --------------
 Total liabilities and shareholders's equity                                    $ 1,076,806      $  965,177
                                                                           =================  ==============

See Notes to Consolidated Financial Statements

                                                                    -84-


[Page 30 of Annual Report]

                                                   The Advest Group,Inc.
                                            Consolidated Statements of Cash Flows

                                                                         Fiscal years ended September 30,
In thousands                                                             1997          1996          1995
----------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                          $  14,218     $  11,798      $  6,351
   Adjustments to reconcile net income to net
     cash provided by (used for) operating activities:
        Depreciation and amortization                                   8,526         8,221         8,905
        Provision for credit losses and asset devaluation                 915         1,258        10,338
        Loss on retirement of subordinated borrowings                     607             0             0
        Deferred income taxes                                            (122)          107         1,730
        Other                                                             292        (1,496)         (218)
   (Increase) decrease in operating assets:
        Receivables from brokerage customers, net                     (36,794)      (43,823)       13,079
        Securities borrowed                                           (70,826)     (109,238)      (44,930)
        Receivables from brokers and dealers                            1,298        (3,003)        1,148
        Trading securities                                               (904)      (52,437)       (6,633)
        Cash and securities segregated under
          federal and other regulations                                     0        30,994        18,046
        Other                                                          (1,989)          917           104
   Increase (decrease) in operating liabilities:
        Brokerage customers                                            36,483       (17,393)      (10,526)
        Securities loaned                                              44,299       100,364        34,173
        Securities sold, not yet purchased                              4,675        42,591         2,660
        Checks payable                                                  1,390        10,225           (49)
        Other                                                           8,389         1,133         4,784
                                                                ------------------------------------------
Net cash provided by (used for) operating activities                   10,457       (19,782)       38,962
                                                                ------------------------------------------
FINANCING ACTIVITIES
     Net decrease in deposits                                         (21,603)      (44,470)      (56,229)
     Proceeds from short-term borrowings                               57,436             0             0
     Repayment of short-term borrowings                               (37,044)      (10,496)      (10,298)
     Short-term brokerage borrowings, net                              (1,800)       33,800       (22,501)
     Proceeds from long-term borrowings                                35,000         8,250         7,250
     Repayment of long-term borrowings                                 (9,820)            0       (10,000)
     Retirement of subordinated borrowings                            (20,545)            0             0
     Other                                                                272        (1,318)       (1,811)
                                                                ------------------------------------------
Net cash provided by (used for) financing activities                    1,896       (14,234)      (93,589)
                                                                ------------------------------------------
INVESTING ACTIVITIES
  Proceeds from (payments for):
      Sales of available for sale securities                            4,871        26,290        23,075
      Maturities of available for sale securities                       1,759         1,969         2,544
      Maturities of held to maturity securities                        24,000        22,252        18,466
      Purchases of available for sale securities                       (1,598)       (3,033)       (1,215)
      Purchases of held to maturity securities                        (22,000)      (23,986)      (16,439)
    Sale of investment advisory business, net                             217           788        10,141
    Loans sold                                                         26,350        49,257        36,129
    Sales of OREO, net                                                    791         3,959         6,021
    Principal collections on loans                                     43,830        21,777        60,432
    Loans originated                                                  (79,570)      (52,439)      (67,674)
    Other                                                              (9,948)       (8,024)       (6,745)
                                                                ------------------------------------------
Net cash (used for) provided by investing activities                  (11,298)       38,810        64,735
                                                                ------------------------------------------
Increase in cash and cash equivalents                                   1,055         4,794        10,108
Cash and cash equivalents at beginning of period                       11,461         7,294         7,278
                                                                ------------------------------------------
Cash and cash equivalents at end of period                           $ 12,516     $  12,088      $ 17,386
                                                                ==========================================
Interest paid                                                        $ 31,705     $  29,580      $ 30,560
Income taxes paid                                                    $  7,987     $  10,067      $  2,273
Non-cash activities:
     Securities available for sale from
       held to maturity / investment securities                      $      0     $   9,962      $ 20,891
     Securitization of mortgages                                     $  3,684     $  27,307      $ 26,315
     Restricted stock awards, net of forfeitures                     $    515     $      56      $      0

See Notes to Consolidated Financial Statements.

                                                                -85-


[Page 31 of Annual Report]

                                                               The Advest Group,Inc.
                                              Consolidated Statements of Changes in Shareholders' Equity
                                                                                                      Net unrealized
                                                                                                      gain (loss) on
                                                                                                          securities
                                                                                                           available
                                                                                                                 for
                                $.01 par value                                                 Unamortized     sale,
                                  Common stock                               Treasury stock     restricted       net       Share-
In thousands, except      --------------------  Paid-in  Retained --------------------------         stock        of     holders'
share and per share amount       Shares Amount  capital  earnings        Shares      Amount   compensation     taxes       Equity
----------------------------------------------------------------------------------------------------------------------------------
Balance as of
  September 30, 1994         10,570,222  $106   $67,405   $16,605    (1,987,357)   $(10,136)         $   -        $ -    $ 73,980

Adjustment to
  beginning balance
  for change in
  accounting principle                                                                                 (57)                   (57)

Net income                                                  6,351                                                           6,351

Exercise of
  stock options                  14,266              62                                                                        62

Repurchase of
  common stock                                                         (344,554)     (2,309)                               (2,309)

Sale of treasury
  stock to
  equity plans                                                          129,392         846                                   846

Change in unrealized
  gain (loss),
  net of taxes                                                                                                     59          59
                          --------------------------------------------------------------------------------------------------------
Balance as of
  September 30, 1995         10,584,488   106    67,467    22,956    (2,202,519)    (11,599)           (57)        59      78,932

Net income                                                 11,798                                                          11,798

Exercise of
  stock options                 125,801     1       571                 138,270         504                                 1,076

Repurchase of
  common stock                                                         (398,900)     (3,799)                               (3,799)

Sale of treasury
  stock to
  equity plans                                      782                 150,499         677                                 1,459

Change in unrealized
  gain (loss),
  net of taxes                                                                                                   (225)       (225)

Stock issued under
  restricted stock
  plans, less
  amortization
  of $1                                              22                   5,702          35            (56)                     1
                          --------------------------------------------------------------------------------------------------------
Balance as of
  September 30, 1996         10,710,289   107    68,842    34,754    (2,306,948)    (14,182)          (113)      (166)     89,242

Net income                                                 14,218                                                          14,218

Exercise of
  stock options                  83,399     1       839                  60,925          26                                   866

Dividends declared
  ($.09 per share)                                           (774)                                                           (774)

Repurchase of
  common stock                                                         (183,200)     (1,835)                               (1,835)

Sale of treasury
  stock to
  equity plans                                    1,104                 191,296       1,221                                 2,325

Change in unrealized
  gain (loss),
  net of taxes                                                                                                    160         160

Conversion of
  subordinated
  debentures
  at $13.57
  per share                      18,716             254                                                                       254

Stock issued under
  restricted stock
  plans, less
  amortization
  of $95                                            255                  54,436         355           (515)                    95

Other                                                15                   3,766          25                                    40
                          --------------------------------------------------------------------------------------------------------
Balance as of
  September 30, 1997         10,812,404  $108   $71,309   $48,198    (2,179,725)   $(14,390)         $(628)       $(6)   $104,591
                          ========================================================================================================

See Notes to Consolidated Financial Statements

                                                                  -86-


[Page 32 of Annual Report]

                 Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

Basis of presentation
The consolidated financial statements include the accounts of The Advest Group, Inc. ("AGI") and all subsidiaries (collectively the "Company"). Principal operating subsidiaries are Advest, Inc. ("Advest"), a broker/dealer and Advest Bank and Trust Company (the "Bank"), a federal savings bank. The Company provides diversified financial services including securities brokerage, trading, investment banking, consumer lending, trust and asset management. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. All material intercompany accounts and transactions are eliminated. Certain 1996 and 1995 amounts have been reclassified in the accompanying consolidated financial statements to provide comparability with the current year presentation.
     Cash equivalents are defined as short-term, highly liquid investments with an original maturity of three months or less including amounts due from banks, federal funds sold and overnight time deposits. At September 30, 1996, Federal funds sold were $3,200,000. There were no positions at September 30, 1997.

Cash and securities segregated under federal and other regulations Investments held in special reserve accounts for the exclusive benefit of customers, in accordance with Rule 15c3-3, are primarily securities purchased under agreements to resell which are financing transactions collateralized by U.S. Government and Agency obligations and are carried at the amounts at which the securities will be subsequently resold. The collateral, which is held by a third party custodian bank, is valued daily and additional collateral is obtained when appropriate. There were no positions at September 30, 1997 and 1996. Certain interest-bearing cash deposits are held in special reserve accounts for the exclusive benefit of customers.

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

Allowance for loan losses
Management's determination of the adequacy of the allowance, established through charges against income, is based upon continuing evaluation of the risk characteristics of the loan portfolio, current economic and real estate market conditions, reviews of specific loans, estimates of current value of underlying collateral, changes in loan portfolio composition, the results of the most recent regulatory examination and other relevant factors. Loans are charged against the allowance when management believes that collection is unlikely. Any subsequent recoveries are credited to the allowance. The Company's reserves are general reserves and are available to absorb losses to the total loan portfolio as well as off-balance-sheet commitments, such as commitments to extend credit, guarantee and standby letters of credit.

Receivables from and payables to brokerage customers
Receivables from and payables to brokerage customers arise from cash and margin transactions executed by Advest on their behalf. In virtually all instances, receivables are collateralized by securities with market values in excess of the amounts due. The

[Page 33 of Annual Report]

collateral is not reflected in the accompanying financial statements. A reserve for doubtful accounts is established based upon reviews of individual credit risks, as well as prevailing and anticipated economic conditions. At September 30, 1997 and 1996, the reserve was $719,000 and $791,000, respectively. Included in payables to brokerage customers are free credit balances of $288,070,000 and $259,910,000 at September 30, 1997 and 1996,
respectively. Advest pays interest on credit balances when the customer has indicated that the funds are for reinvestment purposes.

Securities loaned and securities borrowed
Advest loans, to other brokers and dealers, securities owned by its customers and others for which it receives cash deposits or other securities as collateral. Advest also borrows securities from one broker/dealer and lends to another. Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received, respectively. The initial collateral advanced or received has a market value equal to the market value of the underlying securities. The values of such securities at September 30, 1997 and 1996 approximate amounts owed.

Trading positions
Advest's trading securities and securities sold, not yet purchased are valued at market with unrealized gains and losses reflected in current period revenues from principal transactions and investment banking.

Investment securities
Securities available for sale are carried at fair value with unrealized holding gains or losses, net of tax, credited or charged directly to shareholders' equity. Realized gains and losses are recorded on trade date by the specific identification method and are included in revenue from principal transactions. Securities which the Company has the positive intent and ability to hold until maturity are carried at amortized cost and classified as held to maturity investments. Available for sale and held to maturity securities are reduced to fair value, through charges to income, for declines in value that are considered to be other than temporary.

Depreciation and amortization
Equipment and leasehold improvements are carried at cost. Depreciation of equipment for financial accounting purposes is calculated primarily using the straight-line method and is based upon the estimated useful lives of the assets ranging from three to ten years. Leasehold improvements are amortized over the shorter of the terms of the respective leases or the estimated useful lives of the improvements. At September 30, 1997 and 1996, accumulated depreciation and amortization were $37,215,000 and $33,314,000, respectively.
     The excess cost over the fair value of net assets of acquired companies is recorded as goodwill and is amortized on a straight-line basis over periods between 15 and 40 years. At September 30, 1997 and 1996, the amount of goodwill reported in other assets is $5,874,000 and $6,124,000, respectively.

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

Net income per common and common equivalent shares
Primary net income per share is calculated by dividing net income by the average shares of common stock and common stock equivalents outstanding during the period. Common stock equivalents are dilutive stock options which are assumed exercised for calculation purposes. Fully diluted calculations assume full conversion of the Company's outstanding subordinated debentures into common stock and elimination of the related interest expense, net of taxes. The debentures were retired in January 1997. (See Note 8.)
     The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards ("SFAS") 128, "Earnings Per Share" in February 1997. The Company will adopt SFAS 128 in its 1998 fiscal year, as required, and its implementation will not have a material impact on the Company's computation of earnings per share.

[Page 34 of Annual Report]

Derivative financial instruments
Advest uses derivatives (primarily financial futures contracts) solely to manage the risk associated with its municipal and corporate bond trading inventories. Derivative transactions are entered into when inventory levels exceed pre-determined thresholds specified in Advest's hedging policy, which was developed and is reviewed at least annually by the chief executive officer of the Company. Derivatives are considered off-balance-sheet instruments because their notional amounts are not recorded on the balance sheet. However, the fair values of Advest's futures contracts, which are based on quoted market prices, are reflected in the consolidated balance sheets within trading securities and the changes therein are reflected in the operating activities section of the consolidated statements of cash flows. Futures contracts are marked to market daily. Unrealized and realized gains and losses from the termination or sale of the futures contracts are reflected in revenue from principal transactions.
     The Bank enters into interest rate swap and cap contracts as part of its interest rate risk management strategy. Such instruments are held for purposes other than trading. These swaps and caps are intended to maintain a targeted level of net interest margin between the return on the Bank's interest-earning assets and the cost of funds. Interest rate swaps involve the exchange of fixed and floating rate interest payments based on an underlying notional amount. The Bank accrues interest expense based on a fixed contract rate and accrues interest income based on a floating rate which is reset according to the contract index (usually tied to 3-month LIBOR) and settled quarterly. Interest rate cap contracts provide that, in exchange for the payment of an initial premium, the Bank will receive payments from the counterparty in the event that interest rates rise above a predetermined level (the "strike rate"). The Bank amortizes the premium monthly over the term of the cap contract as interest expense, and accrues interest income when the reset of the contract rate
(usually tied to 3-month LIBOR) exceeds the strike rate, settled quarterly.
     Interest income and interest expense arising from interest rate swap and cap contracts are recorded as components of accrued interest in the consolidated balance sheet, as components of cash flows from operating activities in the consolidated statements of cash flows, and as components of interest expense in the consolidated statements of earnings. In the unlikely event of perceived inability of a counterparty to meet the terms of a contract, the Bank would record interest income on a cash basis. Unamortized premiums paid on cap contracts are recorded as a component of deposits in the consolidated balance sheets, with amortization of such premiums reflected as a component of cash flows from operating activities in the consolidated statements of cash flows and as a component of interest expense in the consolidated statements of earnings.

Stock-based compensation
In fiscal 1997, the Company adopted SFAS 123, "Accounting for Stock-based Compensation," as required. SFAS 123 encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." (Refer to Note 10.)

Other accounting pronouncements
Effective October 1, 1996, the Company prospectively adopted SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Effective January 1, 1997, the Company prospectively adopted SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," as amended by SFAS 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125." The adoptions of SFAS 121 and SFAS 125, as amended by SFAS 127 which the Company will adopt in its 1998 fiscal year as required, have not had a material impact on the Company's financial position, results of operations or cash flows.
     The FASB issued SFAS 129, "Disclosure of Information about Capital Structure" in February 1997. The Company will adopt SFAS 129 in its 1998 fiscal year, as required, and its implementation will not have a material impact on the Company's financial condition, results of operations or cash flows.
     The FASB issued SFAS 130, "Reporting Comprehensive Income" and SFAS 131, "Disclosures about Segments of an Enterprise and Related Information" in June 1997. The Company will adopt these pronouncements in its 1999 fiscal year, as required. The Company is reviewing the provisions of both statements and has not yet determined whether their implementation will have a material impact on the presentation of the Company's financial condition, results of operations or cash flows.
                                     -89-

[Page 35 of Annual Report]

Note 2: Loans
At September 30, 1997 and 1996, loans consisted of:

        ------------------------------------------------
        In thousands                   1997       1996
        ------------------------------------------------
        Advest Bank and Trust Company:
          Mortgages
            Commercial              $ 23,144   $ 27,717
            Multi-family residential   7,975     11,285
            1 - 4 family residential
              conventional            73,846     84,987
            Home equity credit        77,860     58,691
            Commercial                 4,627      2,757
          Consumer                     3,732      1,097

        Advest Group, Inc.:
          Mortgages
            Commercial                 9,000      9,000
            1 - 4 family residential     232        555
            Home equity credit           127        232
        Other                          1,102      1,033
                                    --------   --------
                                    $201,645   $197,354
                                    ========   ========

        ------------------------------------------------

     The Company maintains an allowance for possible future loan losses and asset devaluation. For the three years in the period ended September 30, 1997, activity in the allowance for loan losses was as follows:

       ---------------------------------------------------
       In thousands             1997      1996        1995
       ---------------------------------------------------
       Balance at the beginning
         of the year          $2,398    $2,334      $4,900
       Provisions                671     1,022       5,637
       Charge-offs              (838)   (1,249)     (8,462)
       Recoveries                248       291         259
                             ------------------------------
       Balance at the end
        of the year           $2,479    $2,398      $2,334
                             ==============================

-----------------------------------------------------------

     Nonperforming assets include nonaccruing loans, loans ninety days past due and accruing interest, loans renegotiated on other than prevailing market terms and OREO. OREO is included in other assets in the consolidated balance sheets. All other nonperforming assets are classified as loans. It is management's policy to reverse all uncollected interest at the time a loan is placed on nonaccrual. Interest forgone on nonaccrual and restructured loans of the Bank was $576,000, $297,000 and $509,000 for the years ended September 30, 1997, 1996 and 1995, respectively. As of September 30, 1997, no additional funds were committed to clients whose loans have been restructured or were nonperforming. At September 30, 1997 and 1996, nonperforming assets were comprised of:

      ---------------------------------------------------
        In thousands                   1997         1996
      ---------------------------------------------------
        Advest Group, Inc.:
          Nonaccrual loans          $ 9,326      $ 9,555
          OREO                          159          800
        Advest Bank and Trust Company:
          Nonaccrual loans            4,135        1,422
          OREO, net                   1,046          984
        Other                           750          750
                                   ----------------------
                                    $15,416      $13,511
                                   ======================
        Nonperforming assets as a percentage
          of loans and OREO             7.6%        6.8%
                                   ======================

        Nonperforming assets as a percentage
          of total assets               1.4%        1.4%
                                   ======================

     At September 30, 1997 and 1996, the Company classified $2,948,000 and $5,261,000, respectively, of loans as impaired. A loan is considered impaired if it is probable that the Company will be unable to collect scheduled payments according to the terms of the loan agreement. Impaired loans as of September 30, 1997 and 1996 include $-0- and $3,810,000 of loans restructured and currently classified as performing, $2,948,000 and $639,000 of loans currently classified as nonaccrual, and $-0- and $812,000 of loans in which potential credit problems may lead to future nonaccrual status or possible charge-off. The nonaccrual impaired loans are a component of nonperforming assets.

Note 3: Trading Positions

At September 30, 1997 and 1996, Advest's trading positions consisted of:

-----------------------------------------------------------------
                                                Securities sold,
                         Trading securities    not yet purchased
                         ------------------    -----------------
-----------------------------------------------------------------
  In thousands               1997       1996     1997       1996
-----------------------------------------------------------------
  Corporate obligations   $55,546    $53,114  $32,298    $44,825
  State and municipal
    obligations            24,627     25,796    1,402        183
  U.S. government and
    agency obligations     10,559     10,612   16,244        697
  Stocks and warrants       4,109      4,415    2,169      1,733
                           --------------------------------------
                          $94,841    $93,937  $52,113    $47,438
                           ======================================
-----------------------------------------------------------------

[Page 36 of Annual Report]

Note 4: Investment Securities
As of September 30, 1997, the amortized cost and fair values of debt securities, by contractual maturity, were:

----------------------------------------------------------------
                         Available for sale     Held to maturity
                         ---------------------------------------
                        Amortized      Fair   Amortized     Fair
  In thousands               cost     value        cost    value
----------------------------------------------------------------
  Due in one year or less  $   --   $    --     $12,532  $12,549
  Due after one year
    through five years         --        --         500      500
  Due after ten years       9,677     9,575       8,002    7,882
                          --------------------------------------
                           $9,677    $9,575     $21,034  $20,931
                          ======================================
----------------------------------------------------------------
     For the three years ended September 30, 1997, 1996 and 1995, respectively, proceeds from the sale of securities available for sale were $4,871,000, $26,290,000 and $23,075,000 and gross gains realized were
$11,000, $115,000 and $152,000, respectively. Gross losses realized were $82,000 and $255,000 for 1997 and 1995, respectively, and there were no gross losses realized for 1996. The amortized cost and fair values of the Company's available for sale securities at September 30, 1997 and 1996 were:

---------------------------------------------------------------
                                      Gross unrealized
                         Amortized    ----------------     Fair
   In thousands               cost    gains     losses    value
---------------------------------------------------------------
   1997
   ----
   FHLB stock             $ 2,270      $ --     $  --   $ 2,270
   Mortgage-backed securities
      of federal agencies   9,066        49      (157)    8,958
   Other                    2,740        25       (15)    2,750
                          -------------------------------------
                          $14,076      $ 74     $(172)  $13,978
                          =====================================

   1996
   ----
   FHLB stock             $ 2,233      $ --     $  --   $ 2,233
   Mortgage-backed securities
      of federal agencies   8,998         7      (350)    8,655
   Other mortgage-backed
      securities               99        --        --        99
   Other                    4,132        15        (7)    4,140
                          -------------------------------------
                          $15,462      $ 22     $(357)  $15,127
                          =====================================
---------------------------------------------------------------

     There were no sales of held to maturity securities during the three years in the period ended September 30, 1997. The amortized cost and fair values of the Company's held to maturity securities at September 30, 1997 and 1996 were:
---------------------------------------------------------------
                                     Gross unrealized
                         Amortized   ----------------      Fair
  In thousands                cost   gains     losses     value
---------------------------------------------------------------
  1997
  ----
  Mortgage-backed
    securities            $ 8,002        $3     $(123)  $ 7,882
  U.S. government and agency
    obligations            12,532        --        17    12,549
  Other                       500        --        --       500
                          -------------------------------------
                          $21,034        $3     $(106)  $20,931
                          =====================================

  1996
  ----
  Mortgage-backed
    securities            $10,635      $11       $(85)  $10,561
  U.S. government and agency
    obligations            11,824       --         (9)   11,815
  Other                       500       --         --       500
                          -------------------------------------
                          $22,959      $11       $(94)  $22,876
                          =====================================
---------------------------------------------------------------


Note 5: Deposits
Pursuant to the FDIC Improvement Act ("FDICIA"), banks are subject to rules limiting brokered deposits and related interest rates. The Bank meets the conditions of such rules to be deemed a "well capitalized" bank and as such may accept brokered deposits without restriction. At September 30, 1997 and 1996, deposits at the Bank consisted of:

------------------------------------------------
In thousands                    1997        1996
------------------------------------------------
  Money market              $107,499    $127,840
  Certificates of deposit     61,673      63,271
  Savings                        411          75
                           ---------------------
                            $169,583    $191,186
                           =====================
------------------------------------------------


Note 6: Short-term Borrowings
In the ordinary course of business, primarily to facilitate securities settlements and finance trading inventories, Advest obtains bank loans which are collateralized by its trading securities and customers' margin securities. The loans are payable on demand and bear interest based on the federal funds rate. At September 30, 1997 and 1996, Advest had $32,001,000 and $33,801,000, respectively, in firm loans outstanding. The weighted average interest rate on bank loans outstanding at September 30, 1997 and 1996, was 5.85% and 5.71%, respectively, and the weighted average interest rates during fiscal 1997 and 1996 were 5.82% and 5.86%, respectively.
     Short-term borrowings of the Bank consisted primarily of the current portion of advances from the Federal Home Loan Bank ("FHLB"). At September 30, 1997, borrowings totaled $29,250,000 at rates from

[Page 37 of Annual Report]

5.61% to 7.17%. At September 30, 1996, borrowings totaled $4,750,000 at rates from 6.30% to 8.60%. The Bank has unused short term credit lines of approximately $7,942,000 with the FHLB at September 30, 1997. The Bank's borrowings with the FHLB are collateralized by its holdings of FHLB stock as well as otherwise unencumbered mortgage loans and investment securities. Based on available qualified collateral balances of approximately $137,902,000, the Bank had total borrowing capacity with the FHLB of approximately $104,654,000 at September 30, 1997.
     The advances are subject to prepayment penalties, which are intended to make the FHLB indifferent to the prepayment and are approximately equivalent to settlement of the obligations at their current fair value.
     AGI's short-term borrowings at September 30, 1997 were $245,000 which represented the current portion of a promissory note due in 2000. At September 30, 1996, AGI's short-term borrowings were $750,000, representing the current portion of a mortgage due a third party lender which was repaid in full in December 1996. Refer to Note 7 for additional information on both borrowings.

Note 7: Long-term Borrowings
Long-term borrowings of the Bank were $5,750,000 and $8,750,000 as of September 30, 1997 and 1996, respectively, and represent the non-current portion of FHLB advances. The borrowings are collateralized in the same manner as short-term borrowings. As of September 30, 1997, the interest rates and maturities of outstanding borrowings were:

   ---------------------------------------------------------
  In thousands                     Interest rates     Amount
   ---------------------------------------------------------
  Year ending
    September 30, 1999             6.58%         $   750,000
  Year ending
    September 30, 2001             6.27% - 6.68%   3,500,000
  Year ending
    September 30, 2002             6.73%           1,500,000
                                                  ----------
                                                  $5,750,000
                                                  ==========
------------------------------------------------------------

     At September 30, 1996, Advest had long-term borrowings of $6,250,000, consisting entirely of a non-recourse note, collateralized exclusively by furniture and computer equipment. Under the terms of the note, the principal was due October 1, 1998, however, on April 1, 1997, Advest repaid the note in full. The note bore interest at the variable rate of the LIBOR rate plus 2.5% per annum. As required by the non-recourse note, AGI signed a collateralized letter of credit with a third party bank guaranteeing 20% of Advest's debt. Upon repayment of the note, the letter of credit was canceled and the collateral, consisting of government securities, was released.
     At September 30, 1997 and 1996, long-term borrowings of AGI were $35,571,000 and $4,744,000, respectively. On December 26, 1996, AGI entered into a private placement transaction with three institutional investors. AGI borrowed $35,000,000 on an unsecured basis and received an investment grade rating. Under the terms of the note, the principal is payable in 5 equal installments with payments due on December 31, 1999 and on the last day of each December thereafter through and including December 31, 2003. The note bears interest at the rate of 7.95% per annum payable semiannually on the last day of June and December. On November 1, 1995, AGI signed a promissory note with a third party lender for $1,250,000 due November 1, 2000. Under the terms of the note, the principal is payable in 60 equal monthly installments at an interest rate of 6.25%. On December 27, 1996, AGI repaid in full a loan from a third party lender on a first mortgage which bore interest at 1.25% over prime with interest and principal payments due monthly. The debt was collateralized by a first mortgage on real estate managed by a subsidiary, as well as a pledge of subsidiary stock. This collateral was released following repayment of the loan.

Note 8: Subordinated Borrowings
In December 1996, the Company called for redemption of all of its then outstanding 9% convertible subordinated debentures due in 2008. On January 30, 1997, the Company redeemed $20,298,000 at the redemption price of 101.2% of the par value of the debentures, together with accrued interest. A total of 18,716 shares were issued to debenture holders electing to convert $254,000 par value of debentures into the Company's common stock at the conversion price of $13.57. Cash was issued in lieu of fractional shares.

Note 9: Common Stock
The Company instituted a common stock repurchase program in August 1990. A total of 3,000,000 shares have been authorized to be repurchased under the program. During the years ended September 30, 1997 and 1996, 183,200 and 398,900 shares, respectively, were acquired for a total of 2,696,277 shares repurchased since the start of the program.
     The payment of dividends on the Company's common stock is subject to (1) the availability of funds from Advest, which may be restricted under the net capital rule of the SEC and the New York Stock Exchange ("NYSE"), and from the Bank, which is subject to minimum bank regulatory requirements, and (2) a Note Purchase Agreement dated as of December 27, 1996 with a consortium of third party institutional investors. Such restrictions have never curtailed the Company's
                                     -92-

[Page 38 of Annual Report]

ability to declare dividends; however, until the current fiscal year, the Company had not paid a dividend since December 1990. The Company resumed quarterly dividend payments, currently $.03 per share, as of April 15, 1997.
     In 1988, the Board of Directors of the Company adopted a shareholder rights plan. The plan provides for the distribution of one common stock purchase right for each outstanding share of common stock of the Company. Each right entitles the holder, following the occurrence of certain events, to purchase one share of common stock at a purchase price of $30 per share subject to adjustment. The rights will not be exercisable or transferable apart from the common stock except under certain circumstances in which either a person or group of affiliated persons acquires, or commences a tender offer to acquire 20% or more of the Company's common stock or a person or group of affiliated persons acquires 15% of the Company's common stock and is determined by the Board of Directors to be an "Adverse Person." Rights held by such an acquiring person or persons may thereafter become void. Under certain circumstances, a right may become a right to purchase common stock or assets of the Company or common stock of an acquiring company at a substantial discount. Under certain circumstances, the Company may redeem the rights at $.01 per right. The rights will expire in October 1998 unless earlier redeemed or exchanged by the Company.
     The Company has 2,000,000 shares, $.01 par value, preferred stock which was authorized by shareholders in 1988. The board of directors has full discretion with respect to designating and establishing the terms of each class or series of preferred stock prior to its issuance. No preferred stock has been issued to date.

Note 10: Stock Option Plans
1993 Stock Option Plan
The Company's 1993 Stock Option Plan (the "1993 Plan"), established during fiscal 1994, provides for grants of incentive stock options or nonqualified stock options for up to 500,000 shares of the Company's common stock. At September 30, 1997, options for 363,061 shares had been granted under the 1993 Plan, of which 329,894 options were outstanding. Option grants under the 1993 Plan are made at the discretion of the Human Resources Committee of the Board of Directors and become exercisable at such times (but not within six months of grant) and expire at such time (but not later than ten years after grant), as that committee determines.

1994 Non-Employee Director Stock Option Plan
The Company's 1994 Non-Employee Director Stock Option Plan (the "1994 Plan"), established during fiscal 1995, as amended, provides for annual grants of 2,500 incentive stock options to each director not employed by the Company up to an aggregate of 100,000 options for all directors. At September 30, 1997, options for 37,000 shares had been granted, of which 34,000 options were outstanding under the 1994 Plan. Options granted under the 1994 Plan become exercisable in equal thirds 30, 42 and 54 months after grant and expire 60 months after the grant.

Prior Stock Option Plans
At September 30, 1997, the Company had outstanding an aggregate of 125,946 options issued to employees under stock option plans maintained by the Company in prior years under which no further grants are authorized. These include 29,483 and 33,462 nonqualified stock options granted to top investment executives under performance-based plans offered in calendar 1991 and 1992, respectively, which become exercisable five years after grant and expire one year thereafter. These also include 63,001 five-year options granted to executive officers and key employees other than investment executives in February 1993.

Advest Equity Plans
During calendar 1997, 1996 and 1995 the Company offered the Advest Equity Plan (the "Equity Plan") to certain eligible employees. The Equity Plan is a salary deferral investment program and is described in more detail in Note
11. For deferrals during 1996 and 1995, 155,125 and 169,708, respectively, nonqualified stock options were granted. For deferrals during 1997 through June 30, 1997, 64,273 options were granted and additional options will be granted based on deferrals from June 30, 1997 through December 31, 1997. Options granted under the equity plans are nonqualified stock options which will become exercisable five years after the end of the plan year and expire two years later.

Exercise Price of Options
All options granted by the Company to date, or which may be granted under the 1993 Plan, the 1994 Plan and the Equity Plan, have or will have exercise prices not less than 100% of the fair market value of the Company's common stock on the date of grant.

[Page 39 of Annual Report]

     The Company applies the intrinsic value method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for stock-based compensation and, accordingly, no compensation cost has been recognized in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, the Company's net earnings would have been the pro forma amounts indicated below:

     In thousands                   1997      1996
     ---------------------------------------------
     Net earnings
          As reported            $14,218   $11,798
          Pro forma               14,022    11,698

     Primary earnings per share
          As reported              $1.60     $1.35
          Pro forma                 1.58      1.34

     Fully diluted earnings per share
          As reported              $1.54     $1.23
          Pro forma                 1.52      1.22
     ---------------------------------------------

     Pro forma compensation expense associated with option grants is recognized over the vesting period. The initial impact of applying SFAS 123 on pro forma disclosure is not representative of the potential impact on pro forma net earnings for future years, which will include compensation expense related to vesting of 1996, 1997 and subsequent grants.
     Transactions under the Company's stock option plans are summarized below:

         -------------------------------------------------------------
                                  Number  of         Weighted-average
                                    shares            exercise price
         -------------------------------------------------------------
         Options outstanding at
           September 30, 1994       705,767                $4.27
             Granted                156,500                 5.98
             Forfeited              (50,358)                5.54
             Exercised              (13,266)                4.40
                                   ---------
         Options outstanding at
           September 30, 1995       798,643                 4.52
             Granted                431,818                 9.03
             Forfeited               (1,244)                5.21
             Exercised             (327,148)                2.84
                                   ---------
         Options outstanding at
           September 30, 1996       902,069                 7.29
             Granted                172,838                15.70
             Forfeited              (22,249)                8.42
             Exercised             (186,674)                5.38
                                   ---------
         Options outstanding at
           September 30, 1997       865,984                $9.35
                                   =========
----------------------------------------------------------------------

     At September 30, 1997, 1996 and 1995, options were exercisable on 145,987, 116,537 and 190,501 shares, respectively, and the weighted average exercise price were $5.87, $5.63 and $4.62, respectively.
     The weighted-average fair value of options granted in 1997 and 1996 is $6.67 and $3.72 per option, respectively. Fair value is estimated as of the grant date based on a Black-Scholes option pricing model using the following weighted-average assumptions:
                                      1997      1996
               ---------------------------------------
               Risk-free interest
                 rate                6.33%     5.67%
               Expected life         5.41 yrs  4.9 yrs
               Expected volatility  36.00%    36.00%
               Dividend yield        0.46%       --%
               ---------------------------------------

     The following table summarizes information related to outstanding and exercisable options at September 30, 1997:

---------------------------------------------------------------------------
                       Options outstanding            Options exercisable
                  ---------------------------------------------------------
                             Weighted-   Weighted-                Weighted-
                               average     average                  average
Exercise          Number of   exercise   remaining    Number of    exercise
 prices              shares      price        life       shares       price
---------------------------------------------------------------------------
 $5.13 - $  6.25    282,779     $ 5.91    1.52 yrs      145,987       $5.87
 $8.50 - $ 11.375   519,532       9.45    4.85 yrs           --          --
 $23.75              63,673      23.75    7.26 yrs           --          --
                   --------------------------------------------------------
Total               865,984     $ 9.35    3.69 yrs      145,987       $5.87
                   ========================================================
---------------------------------------------------------------------------

[Page 40 of Annual Report]

Note 11: Employee Compensation and Benefit Plans
Advest Thrift Plan
The Company maintains the Advest Thrift Plan (the "Thrift Plan") which is a qualified employee stock ownership plan ("ESOP") and 401(k) plan covering all employees who have completed one year of service. The Thrift Plan is the successor to the December 31, 1992, merger of the Employee Stock Ownership Plan, Incentive Savings Plan and Employees' Retirement Plan. The Company matches 100% of participants' contributions to their Thrift Plan accounts up to 2% of compensation. In addition, the Company has made or will make discretionary contributions to participants' Thrift Plan accounts equal to 2.5%, 2.5% and 2.0% of their compensation for calendar 1997, 1996 and 1995, respectively. Contribution expense for fiscal 1997, 1996 and 1995 was $3,900,735, $3,610,731 and $2,624,281, respectively. No ESOP contributions have been made by the Company since 1993.

Defined Benefit Plans
The Company's Account Executive Nonqualified Defined Benefit Plan (the "AE Defined Benefit Plan"), effective October 1, 1992, offers certain high-performing investment executives retirement benefits based upon a formula reflecting their years of service, the gross commissions they generate and Company contributions to their Thrift Plan 401(k) accounts.
     The Company's Executive Nonqualified Post-Employment Income Plan (the "Executive Defined Benefit Plan"), effective October 1, 1993, provides certain senior executives with income for 10 years after retirement equal to a percentage of their final average earnings based upon a formula reflecting years of service, assumed social security benefits and Company contributions to certain other benefit plans on the executive's behalf.
     Although the AE Defined Benefit Plan and the Executive Defined Benefit Plan are considered to be "unfunded," assets have been set aside in revocable trusts for each to fund future payments. These trusts are available to general creditors of the Company in the event of liquidation. The fair value of these trusts, which are included in trading securities and other assets, at September 30, 1997 was $7,754,000, which was more than the projected benefit obligation by $372,000.
     The following table sets forth the status of the AE Defined Benefit Plan and Executive Defined Benefit Plan as well as amounts recognized in the Company's consolidated financial statements at September 30, 1997 and 1996:
        ------------------------------------------------
        In thousands                    1997        1996
        ------------------------------------------------
        Actuarial present value of benefit obligations:
          Vested                      $   38      $   --
          Non-vested                   5,607       3,952
                                     -------------------
        Accumulated benefit obligation 5,645       3,952
        Effect of projected future
          compensation levels          1,737       1,440
                                     -------------------
        Projected benefit obligation   7,382       5,392
        Unrecognized net loss           (354)       (111)
        Unrecognized prior service cost (476)       (529)
                                      ------------------
        Accrued pension liability     $6,552      $4,752
                                      ==================
---------------------------------------------------------

     Pension expense for the plans for the three years ended September 30, 1997 is included in the following components:

       ---------------------------------------------------
       In thousands             1997       1996       1995
       ---------------------------------------------------
       Service cost           $1,369     $1,257    $   878
       Interest cost             408        288        175
       Net amortization
         and deferral             23         65          6
                               ---------------------------
       Net benefit costs      $1,800     $1,610     $1,059
                               ===========================
       ---------------------------------------------------

     The following table provides the assumptions used in determining the projected benefit obligation for the plans for the three years ended September 30, 1997:

-----------------------------------------------------------------
                                          1997     1996      1995
-----------------------------------------------------------------
Weighted average discount rate           7.25%     7.5%      7.0%
Rate of increase in future
  compensation levels                     5.0      5.0       5.0
-----------------------------------------------------------------

Equity Plans
For calendar 1997, 1996 and 1995 the Company offered the Advest Equity Plan (the "Advest Equity Plan") to certain top performing investment executives and designated key employees. The Advest Equity Plan allows those employees to defer a portion of their compensation and invest it on a pre-tax basis in units consisting of one share of the Company's common stock and one option to purchase an additional share of common stock. The share portion of the unit is issued monthly from treasury stock and will be restricted for three years after the year of deferral. The option portion is described under Note 10. Both the restricted stock
                                     -95-

[Page 41 of Annual Report]

and options will be subject to forfeiture under certain circumstances. For calendar 1997, 1996 and 1995, the Company offered substantially similar plans to executive officers, although under the executive officer plans restricted stock was purchased on the open market through December 1996 and options granted under the 1993 Stock Option Plan.
     Beginning with fiscal 1996, the Company offered certain key professionals the opportunity to defer a portion of their compensation over certain levels and invest it in restricted stock at a discounted price of 75% of market. Also, beginning with calendar 1996, 50% of the annual retainer of each director of the Company (or a greater portion, at their election) is invested in restricted stock at 100% of market.

Management Incentive Plan
The Company has a Management Incentive Plan (the "MIP") which provides for incentive compensation to salaried employees. Compensation presently is based on the Company's pre-tax income. During fiscal 1997, 1996 and 1995, MIP compensation was $2,311,000, $2,482,000 and $1,330,000, respectively. For fiscal 1996, any MIP award to an executive officer in excess of 150% of the amount of the MIP award for the prior fiscal year was invested in restricted shares of the Company's common stock.

Restricted Stock
Restricted stock awards are made, and shares issued, to certain key employees without cash payment by the employee. The shares are restricted for a vesting period, generally five years from the award date. Certain key employees were awarded 54,436 and 5,702 shares of restricted stock, with a fair value of $1,432,000 and $56,000, during 1997 and 1996, respectively. As of September 30, 1997, stock awards for 60,138 shares were outstanding, with restrictions expiring at various dates through 2003. The deferred cost of the restricted stock awards is amortized on a straight-line basis.

Note 12: Capital and Regulatory Requirements
Advest is subject to the net capital rule adopted and administered by the NYSE and the SEC. Advest has elected to compute its net capital under the alternative method of the rule which requires the maintenance of minimum net capital equal to 2% of aggregate debit balances arising from customer transactions, as defined. The NYSE also may require a member firm to reduce its business if net capital is less than 4% of aggregate debit balances and may prohibit a member firm from expanding its business and declaring cash dividends if net capital is less than 5% of aggregate debit balances. As of September 30, 1997, Advest's regulatory net capital of $60,733,000 was 14% of aggregate debit balances and exceeds required net capital by $51,870,000.
     Under bank regulatory restrictions, the Bank is required to maintain a minimum level of capital. With its conversion to a federal charter in April 1997, the Bank is required to limit annual dividends to the total of the current and prior four quarters retained net income. No dividends have been declared or paid by the Bank in fiscal year 1997. At September 30, 1997, the Bank's leverage capital, risk-based and Tier 1 capital ratios were 6.84%, 10.04% and 8.79%, respectively, which met all regulatory requirements. At September 30, 1996, the Bank's leverage capital, risk-based and Tier 1 capital ratios were 6.56%, 10.44% and 9.19%, respectively, which also met regulatory requirements. Refer to discussion in Management's Discussion and Analysis under the caption "Liquidity and Capital Resources - Advest Bank and Trust Company."

Note 13: Income Taxes
The provision for income taxes for the three years ended September 30, 1997 consisted of the following:

        --------------------------------------------------
        In thousands             1997       1996      1995
        --------------------------------------------------
        Current:
          Federal              $7,549     $5,893    $1,695
          State and local       2,453      3,270     1,985
                               ---------------------------
                               10,002      9,163     3,680
                               ---------------------------

        Deferred:
          Federal                 380        181     1,747
          State and local        (502)       (74)      (17)
                               ---------------------------
                                 (122)       107     1,730
                               ---------------------------

        Provision for income
          taxes                $9,880     $9,270    $5,410
                               ===========================
----------------------------------------------------------

     At September 30, 1997 and 1996, deferred tax assets and liabilities were comprised of:

        -------------------------------------------------
        In thousands                    1997        1996
        -------------------------------------------------
        Deferred tax assets:
          Provision for credit losses and
            asset devaluation         $2,709      $2,753
          Employee benefits            4,756       4,446
          Lease commitments               --         434
          FAS115 losses                   35         112
          State NOL carryforwards      1,069       1,671
          Valuation allowance -
            state taxes                 (499)     (1,671)
          Other                           46          86
                                      -------------------
        Total deferred tax assets     $8,116      $7,831
                                      -------------------

        Deferred tax liabilities:
          Tax loan loss reserve in
            excess of base year      $   528     $   614
          Depreciation                 1,430       1,367
          Investment income              168         449
          Partnership basis difference 2,487       2,305
          Other                        1,325         961
                                      -------------------
        Total deferred tax
          liabilities                 $5,938      $5,696
                                      -------------------
        Net deferred tax asset        $2,178      $2,135
                                      ===================
        -------------------------------------------------

[Page 42 of Annual Report]

     The Company will only recognize a deferred tax asset when, based on available evidence, realization is more likely than not. Accordingly, at September 30, 1997 and 1996, the Company has recorded no valuation allowance against federal deferred tax assets based on reversals of existing taxable amounts and anticipated future earnings. A valuation reserve has been established to cover state net operating loss carryforwards which are not expected to be realized due to short carryforward time periods. At September 30, 1997, state net operating loss carryforwards were approximately $11,250,000 which expire in various years between 1998 and 2000.
     A reconciliation of the difference between the statutory federal income tax rate and the effective income tax rate follows for the three years ended September 30, 1997 follows:

       ------------------------------------------------------
       Percent of pre-tax income    1997      1996       1995
       ------------------------------------------------------
       Statutory income tax rate   35.0%     35.0%      34.0%
       State and local income taxes,
         net of federal tax effect  6.9       9.8       11.1

       Recognition of state net
         operating losses          (1.5)       --         --
       Tax-exempt interest income  (1.5)     (1.6)      (1.9)
       Intangible assets            0.4       0.4        0.7
       Other                        1.7       0.4        2.1
                                   --------------------------
       Effective income tax rate   41.0%     44.0%      46.0%
                                   ==========================
      -------------------------------------------------------

     Effective for the fiscal year ended September 30, 1997, the Bank changed its tax bad debt method to the specific charge-off method in accordance with provisions of the Small Business Job Protection Act. The change in method will result in taxable income of approximately $1,485,000 representing the excess of the Bank's tax bad debt reserve at September 30, 1996 over the reserve that arose in tax years beginning before December 31, 1987 (base year reserve). Generally, the income will be recognized ratably over a six year period. Accordingly, the deferred tax liability resulting from the change in method is approximately $528,000 at September 30, 1997.
     As of September 30, 1997, the Bank has not recorded a deferred tax liability for its base year reserve of $2,155,000. An income tax liability could be incurred if certain excess distributions were made with respect to the Bank's stock. It is not anticipated that such excess distributions would be made.

Note 14: Commitments and Contingent Liabilities

Leases
The Company conducts all of its operations from leased premises, and leases data processing and communications equipment under noncancelable operating leases primarily varying from one to ten years, with certain renewal options for similar terms. Minimum rentals based upon the original terms (excluding taxes, insurance and maintenance expenses which also are obligations) at September 30, 1997 are (in thousands):

      ----------------------------------------------------------
                                       Data processing
       Fiscal year ended      Office  & communications
       September 30,      facilities         equipment     Total
      ----------------------------------------------------------
       1998                  $ 7,313            $1,895   $ 9,208
       1999                    5,890             1,077     6,967
       2000                    5,836               759     6,595
       2001                    5,551               759     6,310
       2002                    4,247               428     4,675
       2003 and thereafter    11,601                --    11,601
                           -------------------------------------
                             $40,438            $4,918   $45,356
                           =====================================
      ----------------------------------------------------------

     Rental expense under these leases was $9,338,000, $8,928,000 and $9,458,000 for the years ended September 30, 1997, 1996 and 1995, respectively.

Loan guarantees and letters of credit
Billings Management Company, a subsidiary of the Company, acts as general partner in various real estate limited partnerships. At September 30, 1997 and 1996, AGI was a guarantor of borrowings by one of the partnerships in the amount $275,000 and $503,000, respectively. The borrowings are uncollateralized.
     At September 30, 1996, AGI was contingently liable under a collateralized bank letter of credit in the amount of $1,250,000 required under the terms of a non-recourse note entered into between Advest and a third party lender. The note was repaid in full during fiscal 1997 and the letter of credit was canceled. (See Note 7.)
     At September 30, 1997 and 1996, Advest was contingently liable under bank letter of credit agreements in the amount of $1,835,000 and $1,255,000, respectively, which are collateralized by securities held in customer accounts.
     At September 30, 1997 and 1996, the Bank and AGI were contingently liable under standby letters of credit and commitments to extend credit to customers in the amount of $88,800,000 and $68,405,000, respectively. The value of collateral required to be held for letter of credit commitments as of September 30, 1997 ranges from 0% to 1174% of individual commitments with a weighted average of 148%.

[Page 43 of Annual Report]

Litigation
The Company has been named as defendant in a number of legal proceedings arising principally from its securities and investment banking business. Some of these actions involve claims by plaintiffs for substantial amounts. While results of litigation cannot be predicted with certainty, in the opinion of management, based on discussion with counsel, the outcome of these matters will not result in a material adverse effect on the financial condition or future operating results of the Company.

Note 15: Financial Instruments With Off-Balance-Sheet Risk
In the normal course of business, Advest executes, settles and finances customer and proprietary securities transactions. These activities may expose Advest to off-balance-sheet risk in the event that customers or other parties are unable to fulfill their contractual obligations.
     In accordance with industry practice, Advest records securities transactions executed on behalf of its customers on settlement date which is generally three business days after trade date. Should a customer or broker fail to deliver cash or securities as agreed, Advest may be required to purchase or sell securities at unfavorable market prices.
     Customer securities activities are transacted on either a cash or margin basis. For margin transactions, in which Advest extends credit to customers, it seeks to control its risk by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. Advest monitors required margin levels daily and requests customers to deposit additional collateral or liquidate securities positions when necessary. Such transactions expose Advest to off-balance-sheet risk in the event margin requirements are not sufficient to cover customer losses.
     Advest's collateralized financing activities require it to pledge customer securities as collateral for various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligations, Advest may be exposed to the off-balance-sheet risk of acquiring securities at prevailing market prices. The Company monitors the credit standing of counterparties with whom it conducts business. Risk is further controlled by monitoring the market value of securities pledged on a daily basis and by requiring adjustment of collateral levels as needed.
     Advest has sold securities that it does not currently own and will therefore be obligated to purchase such securities at prevailing market prices in the future. These obligations are recorded in the financial statements at the market values of the related securities and Advest will incur a loss if the market value of the securities increases.
     Advest seeks to manage the interest rate risk associated with its trading positions, primarily its municipal and corporate bond inventories, by entering into derivative transactions, principally short-term futures contracts. The average fair value of futures contracts during the years ended September 30, 1997 and 1996 were $875,752 and $598,303, respectively. A net trading loss of $76,000 was realized in 1997, a net trading profit of $20,000 was realized in 1996 and a net trading loss of $100,000 was realized in fiscal 1995. At September 30, 1997, Advest had only nominal open positions.
In 1996 there were no open hedge positions.
     The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments involve, to varying degrees, elements of credit and interest rate risk. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument is represented by the contractual amount of these instruments. The Bank uses the same credit policies in making commitments as it does for existing loans and management believes that the Bank controls the risk of these financial instruments through credit approvals, limits and monitoring procedures. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments could expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on credit evaluation of its customer. Collateral held varies but may include income-producing commercial properties, accounts receivable, inventory and property, plant and equipment.
     Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of customers to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in standing loan facilities to customers. The Bank holds real estate and marketable securities as collateral supporting those commitments for which collateral is deemed necessary.
     The Bank enters into interest rate swap and cap contracts as part of its interest rate risk management strategy. The notional values do not represent direct credit exposures. The Bank's credit exposure is limited to the net difference between the calculated pay and receive amounts on each transaction which is generally netted and paid quarterly.

[Page 44 of Annual Report]

     The following table illustrates the Bank's outstanding swap and cap contracts at September 30, 1997:

---------------------------------------------------------------------
                                  Maturities
                            ---------------------    Balance  Balance
In thousands                1998    1999     2001    9/30/97  9/30/96
---------------------------------------------------------------------
Fixed pay interest rate swaps:
  Notional value          $5,000  $5,000   $  --     $10,000  $20,000
  Weighted average
    receive rate          5.813%  5.719%      --%     5.719%   5.556%
  Weighted average
    pay rate              8.790%  7.090%      --%     7.940%   7.145%

Interest rate caps:
  Notional value          $ --    $ --     $5,000    $ 5,000  $ 5,000
  Strike rate               --%     --%    6.000%     6.000%   6.000%
  Unamortized premium     $ --    $ --     $  167    $   167  $    51

Total notional value      $5,000  $5,000   $5,000    $15,000  $25,000
---------------------------------------------------------------------

     In the absence of these interest rate swaps, net interest income would have been higher by approximately $233,000 in 1997, $441,000 in 1996 and $472,000 in 1995. In the absence of these cap contracts, net interest income would have been higher by approximately $75,000 in 1997 and $57,000 in 1996, and lower by approximately $128,000 in 1995.

Note 16: Concentrations of Credit Risk
Advest generally conducts business with brokers and dealers located in the New York metropolitan area that are members of the major securities exchanges. Advest's clients are predominantly retail investors located throughout the United States but primarily in the Northeast and Florida. Advest's activities primarily involve collateralized arrangements and may result in credit exposure if the counterparties do not fulfill their obligations. Advest's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations.
     When entering into interest rate swap and cap agreements, the Bank is subject to the risk of dealing with counterparties and their ability to meet the terms of the contracts. The Bank enters into swap and cap contracts with counterparties that are either highly rated by recognized rating agencies or are federal agencies. The Bank minimizes the credit risk by performing credit reviews on the swap counterparties and minimizes the interest rate risk by its asset and liability management policies.

Note 17: Related Parties
As of September 30, 1997 and 1996, loans to related parties made by the Bank totaled approximately $3,623,000 and $4,764,000, respectively. There were approximately $1,130,000 of new loans and $2,271,000 of repayments during 1997. Related parties include directors and executive officers of the Company, and their respective affiliates in which they have a 10% or more interest. Such loans were made in the ordinary course of business. As of September 30, 1997, all loans to related parties were performing.

Note 18: Fair Value of Financial Instruments
Fair values generally represent estimates of amounts at which a financial instrument could be exchanged between willing parties in a current transaction other than in forced liquidation. Where current exchange prices are not available, other valuation techniques are used, such as discounting the expected future cash flows. Fair value estimates are subjective and depend on a number of significant assumptions based on management's judgment regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. In addition, a wide range of valuation techniques are permitted, making comparisons difficult, even between similar entities. The fair value of other financial assets and liabilities (consisting primarily of receivable from and payable to brokers and dealers, customers, securities borrowed and loaned) are considered to approximate the carrying value due to the short-term nature of the financial instruments.
     For residential one to four family real estate mortgages, fair value is estimated using quoted market prices for similar loans, adjusted for differences in loan characteristics. For multi-family mortgages, commercial real estate loans and commercial and consumer loans, fair value is estimated by discounting the expected future cash flows using the current rates at which similar loans would be originated to borrowers with similar credit ratings for comparable remaining maturities. Fair values for fixed-rate certificates of deposit are estimated by discounting future cash flows using interest rates currently offered on time deposits with similar remaining maturities. The fair value of advances from the FHLB, including the current portion, are estimated using rates which approximate

[Page 45 of Annual Report]

those currently being offered by the FHLB for advances with similar remaining maturities. The fair value of interest rate swap and cap agreements are obtained from quoted market prices and dealer quotes. These values represent the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of the counterparties.
     The fair values of the Company's financial instruments at September 30, 1997 and 1996 are:

---------------------------------------------------------------
                                  1997               1996
                          -------------------------------------
                          Carrying     Fair   Carrying     Fair
   In thousands             amount    value     amount    value
---------------------------------------------------------------
   Financial assets:
     Loans, net          $199,166  $202,103  $194,956  $196,135
     Investment
       securities          35,012    34,909    38,086    38,003

   Financial liabilities:
     Deposits             169,583   169,747   191,186   191,554
     Short-term
       borrowings          61,496    61,544    39,301    39,326
     Long-term
       borrowings          41,321    41,273    19,744    19,873
     Subordinated
        borrowings             --        --    20,552    21,374

                          Notional      Fair  Notional      Fair
   In thousands             amount     value    amount     value
   -------------------------------------------------------------
   Unrecognized financial instruments:
     Fixed pay interest
       rate swaps         $10,000     $(163)  $ 20,000    $(317)
   Interest rate caps       5,000       114      5,000       16
   Commitments to
       extend credit      (87,922)        6    (67,935)      31
   Standby letters
       of credit           (2,193)       (3)    (2,975)     (11)
   -------------------------------------------------------------

Note 19: Segment Reporting
The Company operates principally in the financial services and banking industries. Operations in the financial services industry include agency transactions, principal transactions, investment banking, asset management and consulting. The banking operations include residential mortgage lending, trust services and investment of funds generated from borrowings and customer deposits. Financial information by industry segments for the three years in the period ended September 30, 1997 are summarized as follows:

   ------------------------------------------------------------------
                        Financial
   In thousands          services   Banking     Other    Consolidated
   ------------------------------------------------------------------
  1997
  ----
  Total revenues         $271,105  $ 16,925   $ 1,315      $  289,345
  Operating income
    (loss)                 26,100       720    (2,722)         24,098
  Identifiable assets     812,116   222,014    42,676       1,076,806
  Capital expenditures      4,235       377         4           4,616
  Depreciation and
    amortization            8,230       364       (68)          8,526

  1996
  ----
  Total revenues         $240,509  $ 19,324    $ 1,548       $261,381
  Operating income
    (loss)                 22,604     1,074     (2,610)        21,068
  Identifiable assets     712,176   219,245     33,756        965,177
  Capital expenditures      5,573       344         14          5,931
  Depreciation and
    amortization            7,694       332        195          8,221

  1995
  ----
  Total revenues         $207,573 $  23,464    $ 1,596       $232,633
  Operating income
    (loss)                 23,175    (9,301)    (2,113)        11,761
  Identifiable assets     530,997   269,500     30,318        830,815
  Capital expenditures      4,182       193          2          4,377
  Depreciation and
    amortization            8,391       313        201          8,905
  -------------------------------------------------------------------

Note 20: Subsequent Event
On October 2, 1997, the Company announced that it has entered into a letter of intent to acquire Ironwood Capital, Ltd. ("Ironwood"), a private investment bank, in exchange for 137,060 shares of AGI common stock. The closing is expected to occur on or before November 15, 1997 and it is anticipated that the acquisition will be accounted for as a pooling of interests. Following the acquisition, Ironwood and its twelve employees will become the Corporate Fixed Income Group within the Investment Banking Division of Advest. Restatement of prior years' financial statements, as required under a pooling of interests transaction, would not have a material impact on the Company's financial condition, results of operations or cash flows. Consequently, Ironwood will be included in consolidated financial statements of the Company prospectively from the acquisition date.

[Page 46 of Annual Report]

                      REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of The Advest Group, Inc.:

We have audited the accompanying consolidated balance sheets of The Advest Group, Inc. and Subsidiaries as of September 30, 1997 and 1996, and the related consolidated statements of earnings, changes in shareholders' equity and cash flows for each of the three years in the period ended September 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express and opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Advest Group, Inc. and Subsidiaries as of September 30, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" as of October 1, 1996.

As discussed in Notes 1 and 10 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation", as of October 1, 1996.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", as amended by Statement of Financial Accounting Standards No. 127, "Deferral of the Effective date of Certain Provisions of FASB Statement No. 125" as of January 1, 1997.

Coopers & Lybrand L.L.P.

Hartford, Connecticut
October 22, 1997



Quarterly Financial Information (unaudited)

-----------------------------------------------------------------------------------------------------------------
In millions, except              1997 by fiscal quarters                 1996 by fiscal quarters
                                 --------------------------------------------------------------------------------
per share data                      1st       2nd       3rd       4th       1st       2nd       3rd       4th
-----------------------------------------------------------------------------------------------------------------
Cash dividends per
  common shares                  $-        $ .03     $ .03     $ .03     $-        $-        $-        $-
Stock price range:  High         $10-7/8   $15       $27-1/2   $27-1/2   $9-3/4    $10-1/8   $11       $10-5/8
                    Low          $9        $10-3/8   $11-1/2   $20-1/2   $8-1/2    $8-5/8    $9-5/8    $9-1/4
                    Close        $10-3/4   $11-7/8   $23-3/4   $26-5/16  $8-1/2    $9-5/8    $10-1/4   $9-3/4

Revenues                         $69.9     $68.5     $72.7     $78.2     $65.0     $65.9     $68.6     $61.8
Income before taxes              $5.9      $5.5      $5.9      $6.9      $5.8      $6.3      $5.6      $3.4
Net income                       $3.3      $3.2      $3.4      $4.4      $3.1      $3.5      $3.1      $2.1

Net income per common share      $.38      $.36      $.38      $.48      $.36      $.40      $.35      $.24





                                 -101